Form 20-F
period 2002-12-31
RESOURCE FINANCE & INVESTMENT LTD
filed 2003-06-24
CIK 877090

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F
                            -------------------------

[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[   ]    TRANSITION  REPORT  PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ______________________

                         Commission File Number 0-19385

                      RESOURCE FINANCE AND INVESTMENT LTD.
                      ------------------------------------
               (Exact name of Company as specified in its charter)

                 A CORPORATION FORMED UNDER THE LAWS OF BERMUDA
                 (Jurisdiction of Incorporation or Organization)

                             10, route de l'Aeroport
                             1215 Geneva Switzerland
                             -----------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                  Common Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2002 was 24,462,765 on the Company's share register.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17  [X]               Item 18  [   ]
          --

(Applicable only to issuers involved in bankruptcy proceedings during the past five years) Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

         Forward-Looking Statements

         The following discussion contains forward-looking statements regarding events and financial trends, which may affect Resource Finance and Investment Ltd.'s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to develop its properties and that such properties may not contain a sufficient scale of commercially viable minerals, as well as additional factors are set forth in more detail in the section entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

A.       Selected Financial Information

         The following tables set forth selected financial data regarding the Company's operating results and financial position prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP) and by the accounting principles generally accepted in the United States (U.S. GAAP), except as noted below and described in Note 10 to the Consolidated Financial Statements attached. This data has been derived from the Company's financial statements and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended December 31, 2000 are derived from financial statements, not included herein.

         The Company and its subsidiaries, Oregon Resources Corporation ("ORC"), an Oregon corporation and a wholly-owned subsidiary, Cranberry Corporation of Oregon, for the financial data for fiscal years 2002, 2001,2000,1999 and 1998 are presented on a consolidated basis.

         All financial information is presented in Canadian dollars, unless indicated otherwise.

Canadian GAAP

                              (in Canadian Dollars)
------------------------- ----------------- --------------- ---------------- --------------- ----------------
                             Year ended       Year ended      Year ended       Year ended     14 Months to
                               Dec 31           Dec 31          Dec 31           Dec 31          Dec 31
                                2002             2001            2000             1999            1998
                                ----             ----            ----             ----            ----


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

Revenues                             3,532               -          127,485          17,660            3,235

Operating expenses                 225,689         279,821          204,514         229,580          197,975

Operating loss                   (225,689)       (279,821)        (204,614)       (229,580)        (197,975)

Net loss                         (229,221)       (295,960)         (96,489)       (211,920)        (256,900)

Net loss per share                  (0.01)          (0.01)           (0.01)          (0.02)           (0.03)

Loss per common share               (0.01)          (0.01)           (0.01)          (0.02)           (0.03)

Capital stock (number           24,462,765      20,724,409        9,962,765       9,962,765        9,962,765
of shares)

CONSOLIDATED BALANCE SHEETS

Working capital                  (445,828)       (216,607)       (579,216))       (482,727)        (270,807)

Resource property                        -               -                -               -                -

Deferred exploration                     -               -                -               -                -
expenses

Total assets                         2,940           9,818           21,835          27,535           16,651

Total liabilities                  448,768         226,425          601,051         510,262          287,458

Deficit accumulated
during the development        (10,221,701)     (9,992,480)      (9,696,520)     (9,600,031)      (9,388,111)
stage

Total Shareholders'
deficiency                       (445,828)       (216,607)        (579,216)       (482,727)        (270,807)

U.S. GAAP
                              (in Canadian Dollars)



                                     Year ended  Year ended   Year ended    Year Ended     14 Months
                                        Dec. 31     Dec. 31      Dec. 31       Dec. 31        Dec 31
                                           2002        2001         2000          1999          1998

CONSOLIDATED STATEMENTS
-----------------------
OF OPERATIONS
-----------------------

Net loss, Canadian basis                229,221     295,960       96,489       211,920       256,900

Adjustment for the write-down of
resource properties and deferred
exploration costs                             -           -            -             -
                                                                                          116,628
---------------------------------- ------------- ----------- ------------ ------------- -------------
Net loss, US basis                      229,221     295,960       96,489       211,920       373,528
================================== ============= =========== ============ ============= =============

Loss per common share, US basis            0.01        0.01         0.01          0.02          0.04

(a) Prior to its change in accounting policy in 1999, the company capitalized all resource property acquisition costs and exploration expenses until such time as the project was put into commercial production, sold or abandoned. Under the U.S. basis, since the economic feasibility of the resource properties has not been demonstrated and, as a result of applying the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," amounts would be written off.
(b) For U.S. GAAP reporting purposes, foreign exchange translation gains and/or losses would be shown as Comprehensive Income, a separate component of shareholders' equity. No such amounts are reflected in the foregoing as the amounts are not material.

         The Company has not declared or paid any dividends on its common shares since its inception. The Company does not expect to pay dividends for the foreseeable future.

Exchange Rates

          The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $/U.S. $)

          The following table sets forth the high and low exchange rate for the past six months. As of June 11 2003, the exchange rate was CN $1.353 for each U.S. $1.

                                Month                        High                       Low

                    January 2003                             1.56                       1.53
                    February 2003                            1.53                       1.50
                    March 2003                               1.53                       1.47
                    April 2003                               1.47                       1.44
                    May 2003                                 1.40                       1.35
                    June 2003                                1.37                       1.34



                    Year Ended:
                    December 31                                      Average

                    1997                                              1.3844
                    1998                                              1.4831
                    1999                                              1.4346
                    2000                                              1.4916
                    2001                                              1.5490
                    2002                                              1.5750

B.       Capitalization and Indebtedness.

         As at 31st December 2002, the company had a market capitalization of USD 2.2 million, based on 24,462,765 shares outstanding and the year end share price of 9 cents. Also at this date,the company has borrowings on a US$ 300,000 line of credit of CDN$ 296,185 (2001:CDN$ 111,116). The facility bears interest at 8%, is secured by the company's shares in subsidiaries. The loan is repayable on December 31, 2003.

C.       Reasons for the offer and use of proceeds

         Not Applicable.

D.       Risk Factors.

         The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

         We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. We have not been profitable since our inception. For the fiscal year ended December 31, 2002, we had a net loss of $229,221 and an accumulated deficit on December 31, 2002 of $ 10,221,701. The report of independent auditors on our December 31, 2001 financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. The Company has not generated revenues from operations since inception and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future. See Risk Factor entitled "If We Are Unable to Raise Funds None Of Our Properties Will Be Put Into Production" below.

         We Have Not Identified Any Future Business Prospects At This Time As at the 27th March 2003, the company announced the reactivation of its Shawnee Project for diamond exploration. This is the only on going project presently operated by the company. Additional business opportunities are continually researched, and may include joint venture agreements or third party agreements over existing or new leases held. However, there is no assurance that we will be able to find a new business opportunity, or if we do, that it will be successful.

         If We Are Unable To Raise Funds None Of Our Properties Will Be Put Into Production. All projects of the Company are either at the exploration stage or inactive and need future financing to begin mining operations. The exploration, development and production from the Company's properties, including the construction of mining facilities and commencement of mining operations, will require substantial additional financing. The Company is currently seeking equity capital or strategic partners to further operations. However, there can be no assurance that additional financing will be available in the future or, if available, that it will be available on acceptable terms or in sufficient amounts to meet the Company's capital requirements.

         Failure to obtain such additional financing could result in the indefinite postponement of exploration, development or production and loss of or reduction in the Company's interest in certain properties. There is no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be commercially favorable to the Company. Until further studies are completed, the Company is unable to assess the costs of any mining operation that might be undertaken on its properties.

         Historically, the Company has had to seek capital for exploration of the mining property due to lack of revenues. In March 2001, proceeds of approximately U.S.$450,000 were raised from the Company's private placement of 12,000,000 common shares, of which U.S.$354,925 was used to pay a bank loan. These funds have now been expended and the company has been required to use the U.S. $300,000 line of credit with Epsom Investment Services N.V. As at the 31st December 2002, the balance on the loan facility was U.S. $187,458. The Company believes that it may be able to find a joint venture partner to pay some of the exploration and production expenses. The Company believes it can sustain its property until December 31, 2003 under the current loan facility. If the Company is unable to find a joint venture, additional debt or equity financing will be required. Seeking additional equity financing would dilute the ownership of existing shareholders.

         The Mining industry is highly speculative and involves substantial risks. Even when mining is conducted on properties known to contain significant quantities of mineralization, it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

         There are no assurances that we can produce minerals on a commercially viable basis. The Company's ability to generate revenues and profits is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

         Mining operations and exploration activities are subject to various federal, state and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances and other matters. In many cases, licenses and permits are required to conduct mining operations. No applications have yet been made for necessary  permits  (except as noted in Item 4), and there is no  assurance that such permits will be granted. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

         The Prices of Natural Resources and Minerals are subject to wide market fluctuations beyond the control of the Company. Prices of certain minerals have fluctuated widely in recent years. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Company would have a material adverse effect on the Company. If certain mineral prices were to decrease significantly, the Company could determine that it is not economically feasible to commence or continue production on one or more of its properties, the Company's initial investment in exploration would be lost. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors, including proximity and capacity of natural resource markets and processing equipment.

Item 4.  Information on the Company

A. History and Development of the Company

         The Company was incorporated under the laws of the Province of British Columbia, Canada on October 16, 1978, under the name Coven Resources Ltd. On April 16, 1984, the name of the Company was changed to Gold Medal Resources Ltd and then to Rare Earth Resources on November 24,1989. The Company changed to its current name on April 4, 1997. On December 2, 1994, pursuant to the authority granted at an extraordinary general meeting of shareholders of September 9, 1994, the Company applied, and received assent from the Minister of Finance of Bermuda to change it place of incorporation to Bermuda, under Bermuda's Companies Act, 1981, as amended.

         The Company conducts its operations directly and through ORC, a wholly-owned subsidiary which was incorporated under the laws of Oregon on September 12, 1990. The Company's registered office is located at P. O. Box HM 1177, Par La Ville Place, 14 Par La Ville Road, Hamilton HM EX, Bermuda and its administrative headquarters are located at 10, route de l'Aeroport, 1215 Geneva, Switzerland.

In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Resource Finance and Investment Ltd. and ORC. The consolidated financial statements and financial information set forth in this Annual Report includes accounts and operations of Resource Finance and Investment Ltd. and ORC, on a consolidated basis.

         The Company is a development stage company and has had no revenues from operations.

B.       Business Overview

         The Company's historic business has been acquiring, exploring and, if deemed economically feasible, considering the development of natural resource properties. It also continues to look for other business opportunities.
    The Company leases properties (i) within mineral sand deposits known to contain chromite, zircon and garnet found in Oregon, and (ii) properties believed to contain deposits of strategic and "advanced metals" such as beryllium, chromium, gallium, lanthanides, niobium and yttrium, and base metals such as lead and zinc, as well as diamonds found in the Kentucky and Illinois properties. The exploitation of these lands continues to be appraised either by joint venture or through other partnership deals. On 27th May 2003 the Board announced that diamond exploration is to recommence on the Shawnee project in Kentucky. The Company continues to seek additional financing in order to provide working capital. Due to insufficient working capital necessary to put the projects into production on its own, the Company's activities from 1997 to the present have been reduced to maintaining the Company's properties and the Company's public reporting status and listing, while searching for future financing and strategic partners. In March 2001 a private placement raised $450,000 and a further placement raised CN$500,000 in 1998. A loan facility of up to US$150,000 provides the Company with working capital to maintain the projects in good standing. The loan facility has now been extended to US$300,000 to December 31 2003. Management intends to continue to seek strategic partners and financing, as well as look for new business opportunities for the Company.

The Oregon Mineral Sands Project

         The Company, through its wholly owned subsidiary, ORC, holds interests in and has extensive exploration data on approximately 1,706 acres of terraced mineral sands properties near Coos Bay in southwest Oregon . The Company chose these properties based on government drill hole data and the Company's exploration program that included airborne geophysics, surface sampling and trenching. Certain portions of the properties leased were first mined in the mid -1800s for gold and in the mid-1900s for chromite.

         These properties contain a proven plus probable reserve of approximately 2.5 million tons containing about 13% chromite, 4% garnet with additional values in zircon, ilmenite, magnetite and other heavy minerals. Geological resources comprise an estimated additional approximately 7 million tons. These deposits are amenable to environmentally safe surface mining methods with concurrent reclamation of the affected areas.

         In 1993, a 9-ton bulk sample was processed in a pilot plant test performed by The Mineral Sands Consultancy ("TMSC") of Brisbane, Australia. Results indicated that the principal mineral constituents could be efficiently recovered at marketable concentrates. A pre-feasibility study indicated that a 300,000 tons per annum operation producing mainly chromite and garnet could generate an acceptable financial return.

         In April 1994, ORC obtained a Water Use Permit from the State of Oregon, and on October 31, 1994, ORC received a Conditional Use Permit from Coos County for its operation. In 2002 this water permit application was renewed with the Coos County authorities for a further period of five years. The Company continues to seek financing through a joint venture aimed at completing a final feasibility study and bringing the project into production. The Company's management is of the opinion that, in the event of a joint venture agreement not being concluded to the Company's satisfaction, the Company will endeavor to develop this project independently, in stages, depending on the financial resources and working capital available to the company If the Company had available funds, it plans to perform ongoing market and metallurgical studies as well as a delineation drilling program to upgrade additional mineral reserves currently classified as probable, into the proven category, preparatory to the commencement of a final feasibility study anticipated for 2003. No efforts will be made unless the Company obtains additional funding. Assuming the Company completes the final feasibility study, an operating permit will then be applied for from the State of Oregon.

The Shawnee Project

         The Shawnee project is located within an intracratonic rift system located at the boundary area between southern Illinois and northwestern Kentucky. During the period 1989 to 1992, the Company acquired a number of leases in the region hosting several diatremes. While the area was targeted initially by the Company for rare earth elements, more recent work by the U.S. Geological Survey and others has demonstrated that the region is prospective for the discovery of diamonds and potentially economic zinc.

         In 1992, the Company conducted a 7,000 kilometer airborne magnetic and radiometric geophysical survey over its properties and the surrounding area in the District. The Company regards this data as a significant advancement in the identification of the above-referenced rare earth and base metal deposits. The survey was conducted, processed and interpreted using the latest techniques, and the survey results include a 100% correlation with the Company's existing knowledge of the diatremes in the District. The survey also provided insight into geological formations within the District and identified additional land positions that should be secured and explored by the Company.

         The Company had also previously acquired a substantial database and mineral leases in the Kentucky area close to the Illinois border. This data, when compiled with the information extracted from the Company's airborne magnetic and radiometric survey, supports the Company's belief that the region contains lead,zinc and diamond deposits enriched in advanced metals and rare earths.

         From May 31, 1993 to April 30, 1996, the Company had a joint venture with Kennecott Exploration Company ("Kennecott"), covering its Shawnee Project. During that time Kennecott conducted geological and geophysical surveys, which included drilling three holes as follows: Hole #1 was drilled vertically on the edge of the anomaly to 900 feet (310 metres) without intersecting kimberlite. Hole #2 was vertically drilled to a depth of 2,210 feet (700 metres). Hole #3, 500 metres from Hole #2, was drilled at a 45% angle from the horizontal to a depth of 1,158 feet (374 metres). Hole #2 was logged and small, token hand samples were taken for petrographic and chemical analysis. Hole #3 has not yet been logged and, with the exception of approximately ten boxes that were spot checked in 2002, the drill core boxes remain unopened. Additionally, geochemical stream sediment and soil samples taken on and near the Lollypop intrusive remain available in storage, still untested for diamond or diamond indicator minerals.

During 2002, Mr. Richard Boulay, a geologist and President of Marum Resources Inc. visited the Shawnee project, took kimberlite outcrop samples and briefly inspected the available core, including random boxes of core throughout Hole #3. Hole #3 was found to contain kimberlitic breccias similar those in Hole #2. Mr. Boulay recommended a reactivation of the project based on its obvious positive geological features: the immediate availability of untested drill core, the availability of untested geochemical samples and the ease of taking bulk surface samples from outcropping kimberlite or saprolitic kimberlite soil up to 40 feet deep (13 metres).

Based on these findings, on 27th May 2003 the Board announced that diamond exploration will immediately recommence on the Shawnee project. The main objective of the program would be to establish the Lollypop kimberlite as a diamond-bearing host rock. Therefore the re- activation of this project will focus on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, Western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 5,000 hectares (12,000 acres).

The Lollypop kimberlite intrusion lies at the busy intersection of the Mississippi Embayment, the Illinois Basin, the Reelfoot Rift, the Rough Creek Graben, the Fluorspar Fault Swarm and the Wabash Valley Fault System. The area is one of the most structurally complex and seismically active areas in the United States. The geological credentials of the Shawnee diamond exploration project include a thick, underlying Precambrian shield that contains swarms of very deep, regional faults and rift fractures that have been active over long periods of geological time. These zones of crustal weakness allowed deep-seated, mantle-derived kimberlitic magmas to ascend into the overlying sedimentary rocks that form the present surface. The kimberlite occurs in outcrop on hill sides and in streams, lays a few metres beneath a thin layer of soil, or actually forms a thick, yellow, saprolitic, kimberlitic soil. Petrographic, whole rock and microprobe analysis of samples from outcrop and drill core indicates that the kimberlites have a deep mantle origin and internal chemistries that positively define the Lollypop complex as a prospective diamond host. The kimberlites and their altered or weathered kimberlitic derivatives occur as kimberlite porphyries, kimberlitic diatreme breccias, carbonatized kimberlitic breccias and kimberlitic replacement zones peripheral to the enclosing limestones.

Specifically, Mr. Boulay recommended that all core should be re-logged, photographed and skeletonized with 10% of the core being retained for archive purposes. The resulting two to three tonnes (metric tons) of core would be subjected to a staged caustic dissolution program that could be converted to a mechanical recovery program depending on the results from the initial caustic dissolution batches. A new stream sampling program was also recommended to recover diamond grains. Mr. Boulay has agreed to advise the Board of Directors of Resource Finance & Investment on exploration matters and the Board have agreed to grant to Marum Resources Inc. an option to purchase one million common shares of the company at a price of US$0.19 to expire on the 15th February 2004. Upon Mr. Boulay's recommendation, Mr. Robert Komarechka, Professional Geologist, has been retained to conduct field work, to manage the core logging and sampling operation and to be the company's Qualifying Person for the Shawnee project.

The currently available data does not allow for an estimate of the volume of kimberlite and kimberlitic rocks contained in the Lollypop intrusive complex. However, the Hole #2 preliminary logs and spot examinations of core from Hole #3 suggest a tentative model for exploration planning purposes. Holes #2 and #3 both terminate in limestone. This indicates that these holes have not encountered the kimberlite feeder pipes but rather intercept a very large, deep and complex volcanic crater facies that was injected into a thick sequence of sedimentary rocks. In Hole #2, kimberlitic breccias and kimberlite porphyries occur together with minor layers or blocks of limestone from surface to 885 feet
(285m). From 885 to 1,700 feet (285m to 548m) the core consists of thick alternating units of limestone, kimberlitic breccias, kimberlite porphyry and shale. From 1,700 to 1,850 feet (548m to 597m), kimberlitic breccia is again intersected. Limestone occurs from 1,850 to 2,210 feet (597m to 713m), the end of the hole. Current data supports the probable existence of a very large volume of kimberlitic rocks in the Lollypop intrusive complex.

In addition to its principal objective of exploring the Lollypop kimberlite complex, the company will investigate other diamond exploration opportunities within the Shawnee project area, and regionally. The company and Marum Resources Inc. are currently sharing technical data. Resource Finance & Investment has contributed data from the Lollypop kimberlite. Marum is contributing regional data for off-property exploration.

The United States is the world's largest diamond market. The discovery of a large diamond-bearing kimberlite body in the central United States would generate considerable interest. The company's Shawnee project represents an exploration opportunity with great potential and low cost risk. The next step is to test the giant Lollypop kimberlitic complex to determine its diamond content. The project is now ongoing and results are awaited.


C.       Organizational structure

         The following is an organizational chart of the Company:

                           Resource Finance and Investment Ltd- Bermuda Company

                           Oregan Resources Corporation Inc   100% Owned

                           Cranberry Corporation Inc of Oregon 100% Owned

D.       Property, plants and equipment

Oregon Sands Property

         The Company leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits and for the existence of chromite, zircon, ilmenite and rutile, garnet and gold in Coos Bay, Oregon. Its leases on 1,696 acres and 320 acres known as the Shepard Deposit are not currently in good standing. The owner has indicated a willingness to renegotiate the lease in the future. The principal terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:

The Yoder-Miller Property

         The Yoder-Miller Property owned by Sarah Jane Yoder-Miller, Edwin A. Yoder and June Marie Yoder, is approximately 320 acres of property located approximately 12 miles southwest of Coos Bay, and represents 20% of the proven reserves of the Oregon Sands project. The lease on this property was successfully renegotiated during 2002, at favourable terms for the company.The principal mineral deposit identified on the Yoder-Miller Property is known as the Shepard deposit. According to the United States Bureau of Mines, the Shepard deposit contains 257,500 metric tons of heavy mineral sands averaging 17.2% chromite. Also, according to the U.S. Bureau of Mines, the known extensions of the Shepard deposit total over 1.8 million metric tons of heavy mineral sands averaging 8.2% chromite.

The Moss Lease

         By a mining lease made as of February 8, 1991 (the "Moss Lease") between Wendy F. Moss, as lessor, and Richard Buckovic, as lessee, as assigned by Richard Buckovic to ORC, ORC leased approximately 10 acres of property located approximately 12 miles south of Coos Bay, Oregon (the "Moss Property") for an initial term of five years. The Moss Lease has been extended for an additional five year term and for so long thereafter as either: (a) minerals are produced from the properties; or (b) annual payments of U.S.$3,000 in lieu of production are made. Annual rental payments are U.S.$20.00 per acre during any term when no minerals are being produced from the property. The Moss Lease also requires the payment of a royalty of US $.50 per ton of ore mined from the property and a 10% gross proceeds royalty on gold and other precious metals mined from the property.

The Bohemia Lease

         By a mining lease made as of June 12, 1992 (the "Bohemia Lease") between Bohemia, Inc., as lessor and ORC and the Company, as lessee, ORC and the Company leased approximately 1,696 acres of property located approximately 10 miles southwest of Coos Bay, Oregon (the "Bohemia Property") for an initial term of ten years. Annual rental payments were $2.50 per acre for the first year, $3.50 per acre for the second year, $4.50 per acre for the third year and all subsequent years of the original 10-year lease. The rent for any extensions of the Lease will be negotiated. The annual rent may be adjusted each year by release of lands from the lease as designated by the Lessee. The Bohemia Lease also requires ORC and the Company to pay an advance guaranteed base minimum royalty payment of US $100,000 the first year, US $150,000 the second year, US $200,000 the third year, US $250,000 the fourth year, US $300,000 the fifth year to be credited against 5% gross proceeds royalty to Bohemia, Inc. on all ores mined and removed from the property, with a bonus net smelter returns royalty of 50% on all ores sold for more than 150% of the September, 1990 posted market price for such ores. The Company failed to make the payment due on December 6, 2000 and default has resulted in the lease agreement being terminated. However the company is confident, in view of the current economic climate in the area and following recent meetings with representative of the lessor, that the lease can be renegotiated if and when the project is pursued further.

         The principal mineral deposits identified on the Bohemia Property are known as the South Seven Devils Deposit and the North Seven Devils Deposit. According to the United States Bureau of Mines, the two Seven Devils deposits contain approximately 1.2 million metric tons of heavy mineral sands averaging 14.9% chromite. The deposit also contains zircon, garnet, ilmenite, rutile and gold. One third of the South Seven Devils Deposit was mined for chromite during World War II.

Property Owned in Coos County, Oregon

         The Company owns four undeveloped lots in the Sansaria subdivision totaling less than one acre located in Coos County, Oregon.

         The Company owns one-half interest in the mineral, oil and gas rights on approximately 600 acres of property in Coos County, Oregon (the "Westbrook Property"), except (i) a 1/8 royalty on all oil, gas and associated hydrocarbons produced and sold from this property, (ii) a royalty of 5% on the gross proceeds received from the sale of minerals, except for gold and common varieties of: sand, clay and gravel, and (iii) a 10% royalty of the gross proceeds received from the sale of gold owned by International Paper Realty Corporation.

         The principal mineral deposit identified on the Westbrook Property is known as the Section 4 deposit (which extends in part off the southeast corner of the Westbrook property onto the Bohemia property). According to exploration results of the United States Bureau of Mines and the Company, the Section 4 deposit contains approximately 600,000 metric tons of mineral sands.

Geology of Mineral Sands Placers

         Exploration by the U.S. Bureau of Mines and the Company has identified heavy mineral deposits in the Cape Arago area of southwest coastal Oregon. Exploration data shows the existence of multiple minerals including chromite, garnet, zircon, ilmenite and magnetite in several ancient mineral sands deposits.

         A defined mineral deposit is a mineralized body that has been physically delineated by drilling, excavations and other workings and has been found to contain mineralized material with sufficient tonnage and grade to warrant further evaluation. Such a mineralized body may not contain proven or probable ore reserves because sampling is not yet sufficiently detailed to reliably predict that the mineralized material can be economically and legally mined. Any statement of the quantity of minerals believed to be present in any mineral deposit should be regarded as a preliminary estimate of the total quantity of the minerals present in the mineralized body, subject to change after further exploration and development work, and may not indicate that the minerals can be economically extracted.

         The mineral deposits identified as described above consists of mineral sands that occur on ancient beach terraces. Over several millennia, ocean wave action tends to carve a flat terrace at the base of a sea cliff. In southwestern Oregon, the earth's crust has lifted the coastline above sea level intermittently over the past several hundred thousand years. As a result, several distinct wave-cut beach terraces can now be found inland from the present coastline, elevated above sea level.

         As beach terraces form, the waves erode the receding sea cliffs. Additional sediments are added from coastal streams. Heavy minerals are concentrated on the lower layers of sand covering the beach terrace. Mineral deposits consisting of loose rock fragments such as these beach sands are referred to as placers.

         The mineral sands deposits occur along a number of ancient elevated beach terraces that range over a 240-square-kilometer coastal plain. Along the southwestern Oregon coast, eight known terraces formed during the last few million years occur at elevations ranging from 10 meters to 770 meters. Over 30 mineral sands placer occurrences are known.

Description of Individual Mineral Sands Deposits in the Cape Arago District

         The Cape Arago district contains a substantial mineral sands deposit that has been mined historically and has been studied by the U.S. Bureau of Mines. These deposits total 8.1 million metric tons of heavy mineral sands which, according to the U.S. Bureau of Mines, contain on average approximately 12% by weight of the mineral chromite (or, expressed in terms of the pure chromium oxide contained in the chromite, approximately 4.8% chromium oxide by weight). The deposits are found on three lower beach terraces that stair-step up to the east from the present coastline. Most heavy mineral deposits occur in 1-15 meter thick layers that are normally concealed beneath a cover of dune sand.

         Based on drilling, the U.S. Bureau of Mines suggests that at least 200 million metric tons of lower grade heavy mineral sands containing 2 million metric tons of chromium oxide (i.e., 1% Cr2O3 by weight) may exist on the raised beach terraces.

         Compared to major world-class mineral sands deposits, the known higher-grade Cape Arago deposits are relatively small; however, they contain high concentrations of heavy minerals, including chromite, garnet and zircon. The larger but lower grade deposit of at least 200 million metric tons containing approximately 1% Cr2O3, indicated by the U.S. Bureau of Mines, is more typical of conventional world-class mineral sands deposits.

         The Cape Arago deposits are unique in their unusual mineral association. The combination of chromite, zircon, gold, ilmenite, rutile, garnet and olivine is unusual. Most mineral sands deposits contain only zircon, rutile and ilmenite as valuable heavy minerals.

Historical Data, Mineral Exploration Program

         Historically, gold was produced from the placer deposits at Whiskey Run Beach south of Cape Arago, Oregon beginning in the mid-1800s. Chromite was produced during World War II from within the Cape Arago area. 1.8 million metric tons, containing 9.7% chromite, was mined. The U.S. Bureau of Mines has sampled and prepared geological maps of certain of the mineral sands deposits, analyzed historical exploration and production records of several mining companies, and has drilled over 100 exploration holes during the 1970s. The Company has reviewed the Bureau of Mines reports on the mineral sands deposits. In addition, the Company has collected and reviewed several reports on the mineral sands deposits by the Oregon Department of Geology and Mineral Industries; A.B. Griggs; Peterson, Gleason and Wetzel; Peterson, Kulm, Komar and Mumford; R.J. Hunhausern; and John B. Huttl.

         The Company has combined historical mining records, field geological studies, and drilling data to produce geologic maps of the ancient beach terraces and mineral sands deposits. Cross-sections of certain deposits are visible at historical mining locations and the valley walls of certain area streams. The historical information plus recent explorations have allowed the Company to estimate the extent of mineral sands deposits in several beach terrace deposits, discussed separately below.

         The Company has conducted an exploration and property acquisition program in southwestern Oregon. The exploration program consisted of geological mapping, drilling, sampling and geophysical surveys. Additional drilling is expected to provide information on the extent and grade of known higher-grade mineral sands deposits and the presence of other buried deposits. As a result of the 1991 drilling program, the Company has established proven and probable deposits of 2,111,000 million tons with an average grade of 12.9% chromite and ..8% zircon. In addition to the proven and probable deposits, probable reserves total approximately 7,000,000 tons. The Company's consultants in Australia processed and analyzed an 8.2 tons bulk sample of mineral sands from one of its deposits in May 1993. The results of this analysis and processing provided additional information regarding the feasibility of producing chromite and garnet from the project.

         The Company has completed an airborne geophysical survey specifically designed to identify hidden mineral sands placer deposits and has completed regional mapping and sampling. The aerial survey shows several magnetic anomalies that the Company believes may indicate further high-grade mineral sands occurrences that have not yet been discovered through surface exploration. Detailed drilling will be required to confirm whether such high-grade deposits are present.

Mineral Commodities Obtained from Mineral Sands

         The mineral sands of southwestern Oregon contain the minerals chromite (a mixed iron, magnesium, aluminum and chromium oxide), zircon (zirconium silicate), ilmenite and rutile (titanium oxides) and garnet (iron, magnesium and aluminum silicate). The uses of these products are described in following paragraphs.

         Chromite is used in the manufacture of stainless steel and chrome alloys. The United States currently has no supply from domestic chromite mines other than recycled material and imports its chromite from the Republic of South Africa, Turkey, Zimbabwe and the former Yugoslavia. Western industrialized nations are almost totally dependent on these foreign sources of chromite, some of which may be unreliable.

         The Company believes that the demand for zircon has grown substantially during the past decade, resulting from zircon's expanding use in refractories, high-grade castings, advanced ceramics and light metals and from the diminishing quantities of zircon ore that can be mined at low cost.

         Chromite and zircon are also used extensively as foundry sands.

         Rutile and ilmenite are the world's principal source of titanium oxide used in the manufacture of non-toxic paints, plastics and paper products and are the only source of the strategic metal titanium

         The main use of garnet on the West Coast of the United States is as silica-free material in the precision metal cutting and sand blasting industries. The garnet market is expanding because it is a silica-free abrasive. Silica, in the form of sands for sand blasting, can cause silicosis, a debilitating lung disease caused by fine silica particles becoming lodged in the lungs. Garnet is used in aqua-jet blasting. It is a good all round fine abrasive.

Previous Exploration

         The Cape Arago district contains a substantial mineral sands deposit that has been mined historically and studied by the United States Bureau of Mines. Chromite was produced during World War II from 1,800,000 metric tons of mineral sands. The United States Bureau of Mines has sampled and prepared geological maps of certain of the mineral sands deposits, analyzed historical exploration and production records of several mining companies and drilled over 100 exploration holes during the 1970's. The Company has completed an exploration program on the South Seven Devils, North Seven Devils, Shepard and Westbrook Deposits consisting of initial survey work, 500 drill holes comprising approximately 15,000 feet of drilling together with the collection of 4,000 samples. A fifth deposit, the West Bohemia Deposit, has been explored by the Company with 24 drill holes totaling approximately 400 feet and had 150 samples collected.

         The Company has also taken an 8.2 ton bulk sample from the South Seven Devils deposit and sent the sample to Australia for assessment by TMSC. TMSC confirmed to the Company that the sample was amenable to separation using standard mineral sands industry techniques in a report to the Company dated November 1991.

Mineral Reserves

         As a result of the Company's 1991 drilling program on the four deposits referred to above, the Company has established proven plus deposits of 2,100,000 short tons of ore. The Company retained TMSC to produce a report on the 1991 drilling program. TMSC provided a report dated November 1991, updated by a report dated August, 1993, which confirm the proven and probable reserve of 2,100,000 short tons of mineral sands. TMSC concluded that only the reserves on the South Seven Devils, North Seven Devils and Shepard deposits possessed mineable grades. Therefore, TMSC calculated aggregate proven reserves of 1,387,000 short tons at a grade of 14.9% chromite on those three deposits.

South Seven Devils

         This deposit is the first and best explored of the four. In the past, much of the overburden above the ore has been removed giving an attractive present stripping ratio. The deposit has an estimated ore reserve of 603,000 short tons at 15.3% chromite and 1.2% zircon, using a calculated bulk density of
1.62 short tons per cubic yard. The surface area is 16.1 acres. The South Seven Devils deposit is a high-grade reserve of limited volume with an attractive stripping ratio. It should present few mining problems except perhaps against parts of the steep eastern wall.

North Seven Devils

         This deposit is located in the same general area as South Seven Devils. It lies on a series of trending north- south "plateaus" separated by steep gullies, and hence consists of three separate pits. The three pits of the deposit have the reserves shown in the table below. A standard bulk density of
1.62 short tons per cubic yard, which is based on total deposit grades, has been used for all three pits.

                                                                NW              CENTRAL    SE      TOTAL
                                                                PIT               PIT      PIT
----------------------------------------------------------------------------------------------------------

Ore                                                              106,000     286,000     98,000    490,000
(short tons)

Chromite                                                           11.7         15.2       19.1       15.2
(%)

Zircon Grade                                                        0.5          1.0        1.4        1.0
(%)

Area (acres)                                                        3.0         10.0        3.0       16.0

Overall, North Seven Devils is a high grade reserve of similar quality to South Seven Devils but slightly smaller. However, because of the large overburden quantities and the complication of the three separate pits, it will pose more mining problems.

Shepard

         This deposit lies south- west of, and at an elevation about 50 feet lower than, the Seven Devils deposits. It is topographically more complex with the eastern wall being very steep in some places and relatively gentle in others, and the western fall-off steeper and more irregular. Average thickness is 10 feet with an average overburden of 28 feet. The Shepard deposit has an estimated ore reserve of 289,000 short tons at 13.7% chromite and 0.8% zircon using a calculated bulk density of 1.61 short tons per cubic yard.
Shepard is a small reserve with a still considerable grade although lower than that of the Seven Devils Deposits. Because of its higher stripping ratio and topographical complexity, it presents more mining problems than the bigger deposits.

Westbrook

         This deposit lies to the north- west of the Seven Devils Deposits. It sits on a plateau bounded on all sides by a relatively gentle downward slope. Internally, there is a gentle upward slope to the southwest. Westbrook has an estimated ore reserve of 729,000 short tons at 9.0% chromite and 0.5% zircon using a calculated bulk density of 1.58 short tons per cubic yard.

Logistics

         Logistically, the mineral sands deposits of southwestern Oregon are situated in a favorable setting. The known deposits are within ten miles of a deep-sea shipping port. The region has a well-qualified work force experienced with technical equipment related to processing and milling of forest products. Abundant heavy equipment and repair facilities are located in Coos Bay. Most deposits are located within one-half mile of all-weather paved roads and are accessible by all-weather gravel roads. The targeted lands are largely undeveloped timberlands (though most have been logged) and can, after mining, be reclaimed either to forestlands or alternative uses.

Processing Plant

         The Company currently has no interest in any production facilities.

         In the instance production is achieved on the Oregon properties, high-intensity magnets would separate magnetic from nonmagnetic heavy mineral grains. The higher magnetic products, including magnetite and ilmenite, would be removed from the chromite and garnet fraction. High-iron garnets would be separated electrostatically from the magnetic chromite. The nonmagnetic zircon and rutile concentrate would be processed by gravity methods. Gravity separation of minerals is accomplished by passing a water/sand slurry through a series of spiral coils. As the sand slurry slides down the spiral ramps, more dense grains move to the lower, inside edge of the ramp and less dense grains move toward the higher outer edge, effecting their separation.

         The crude mineral concentrates would be trucked to a centrally located dry plant near the Coos Bay area for further processing or shipping. Processing would include additional magnetic and electrostatic separations to produce final products. The mineral concentrates would then be sold to various processors or mineral users.

         If the Oregon mineral sands project proceeds, the Company's market strategy will be to produce two products initially, followed by the later development of stockpiled byproduct minerals. Initial production will focus on chromite, garnet and may be followed by production of zircon, rutile, ilmenite, magnetite and possibly gold. The Company's market strategy may change from time to time in response to changing market conditions and new information about the mineral deposits available to the Company.

The Kentucky Property

         The Company currently leases approximately 1,438.75 acres in Crittenden County, Kentucky for the purposes of exploring for base metals. The material terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:

Stalion Lease No. 1

         By a mining lease made as of July 27, 1992 (the "Stalion Lease No. 1"), between Daniel H. Stalion, as lessor, and Moodie Minerals Inc. ("Moodie") as lessee, as assigned to the Company, the Company leased approximately 90 acres in Crittenden County, Kentucky for a term of five years for annual rental payments of U.S.$400. The Stalion Lease No. 1 contains an option to purchase mineral and mining rights for U.S.$55,000. On July 27, 1997, the lease was extended an additional five years to 2002, whereupon a further renewal to 2007 was then granted by the holder. Rent is now U.S. $1,540 per annum.

Holloway/Harris Lease

         By a mining lease made as of May 26, 1992 (the "Holloway/Harris Lease"), between Dorothy Holloway and Blondale Harris, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 424 acres in Crittenden County, Kentucky for a term of five years for annual rental payments of U.S.$1,800. The lease has been extended to the year 2002 and the rent increased to U.S. $3,600 per annum. The lease contains an option to purchase mineral and mining rights for U.S.$150,000.Both Holloway and Harris are now deceased and this lease is currently being renegotiated with the beneficiaries and completion is anticipated shortly.

Millikan Lease

         By a mining lease made as of May 26, 1992 (the "Millikan Lease"), between Douglas Millikan and Otis Millikan, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 84 acres in Crittenden County, Kentucky for a term of five years for annual rental payments of U.S.$1,200. The Millikan Lease was extended to 2002 and the rent increased to U.S. $2,400.This year, this lease has been further extended to 2007 on the present terms.The lease contains an option to purchase mineral and mining rights for U.S.$150,000.

Stalion Lease No. 2

         By a mining lease made as of May 8, 1992 (the "Stalion Lease No. 2"), between Royster and Mary Evelyn Stalion, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 52 acres in Crittenden County, Kentucky for a term of five years. Annual rental payments are U.S.$360 . The Stalion Lease No. 2 contains an option to purchase mineral and mining rights for U.S.$35,000.The original holders of this lease are now deceased and a new lease has been entered into with the beneficiaries, Mary R Singleton,Neil and Carla C. Stalion and Barbara Jo Stalion.The new lease is for a term of five years with annual rental payments of U.S$1800. This lease agreement includes an option to purchase mineral and mining rights for U.S. $60,000.

K.K. Mining Lease

         By a mining lease made as of May 28, 1992 (the "K.K. Mining Lease"), between K.K. Mining Company Inc., as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S.$1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S.$100,000.This lease is presently subject to renegotiation with the holders, and completion is anticipated shortly.

Moxley Lease

         By a mining lease made as of May 20, 1992 (the "Moxley Lease"), between Rosa L. Moxley, as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 45 acres in Crittenden County, Kentucky for a term of ten years for annual rental payments of U.S.$360. The Moxley Lease contains an option to purchase mineral and mining rights for U.S.$15,000.Rosa Moxley is deceased and this lease is presently subject to renegotiation with the beneficiary Patsy Murphy, and completion is anticipated shortly.

Grimes Lease

         By a mining lease made as of May 13, 1992 (the "Grimes Lease"), between T.R. and Joanna Grimes, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 149 acres in Crittenden County, Kentucky for a term of five years. Annual rental payments are U.S.$450 for the first year, U.S.$600 for the second year, U.S.$750 for the third year, U.S. $900 for the fourth year and U.S. $900 for the fifth year. The Grimes Lease contains an option to renew for five years at an annual rental of U.S. $1,200 per year and an option to purchase mineral and mining rights for U.S. $70,000 in the first five-year term and U.S. $100,000 in the second five-year term.This lease has since been renewed at $1,200 per annum for a five year period.

Harold Croft Lease

         By a Mineral Lease with Purchase Agreement made as of June 22, 1995, between Harold and Joyce Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leased 95.5 acres for a term of 50 years. Annual lease payments for years 1995 to 2000 at U.S. $500, years 2000 to 2005 at U.S. $1,000, years 2005 to 2010 at U.S. $1,500 and years 2010 and subsequent years at U.S. $2,500. Lessee shall pay a production royalty of 3-1/2% based on a net smelter return. Lessee shall pay annual rental plus compensation for surface use. Lessor shall purchase within ninety (90) days of commercial operations at a purchase price equal to 1.5 times the Fair Market Value ("FMV") of buildings, raw land, 2.0 times FMV of residence and 1.0 FMV of growing crops.

Franklin Croft Lease

     By a Mineral Lease Agreement made as of August 2, 1995, between Franklin G. Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leased 55.25 acres for a term of 50 years. Annual lease payments for years 1995 to 2000 at U.S. $550, years 2000 to 2005 at U.S. $1,100, years 2005 to 2010 at U.S. $1,650 and years 2010 and subsequent years at U.S. $2,750.

         All calculations of acreage referred to above have been made by the Company based upon both public and private records made available to the Company as well as information provided to the Company by the other parties to the agreements.

The Shawnee Project

Overview

         The Company has leased and geologically mapped five of the eleven known diatremes in the district situated in southern Illinois and northern Kentucky. The leases cover five volcanic features known as diatremes, within which heated fluids have deposited anomalous concentrations of certain advanced metals. The results confirm the existence of geochemical anomalies. While no commercially exploitable deposits of advanced metals or any other deposits have been identified to date, the Company believes that these anomalies warrant the expenditure of further funds to explore the district for deposits of advanced metals. Only the above-listed leases are current.

Geology of Shawnee District Exploration Targets

         The Shawnee District apparently formed within a rift in the otherwise stable crust of the central North American continent (an "intracratonic rift"). Virtually all mineralization, including fluorite and advanced metals, occurs along steep, rift-related faults, formed during the Cretaceous Period (approximately 135 million to 63 million years before the present). More particularly, the advanced metals mineralization appears to be localized in breccia pipes along the diatremes.

         Diatremes are more or less cylindrical and vertical zones in the upper earth's crust in which the rocks are fragmented by the explosive actions of hot gases and fluids breaking through toward the surface from layers below the earth's crust known as the earth's mantle. The hot fluids carry dissolved metals from deep within the mantle. As the rising fluids cool, they tend to deposit contained metals in or on the rocks closer to the surface. Such deposition may be enhanced by the presence in the breccia of particularly reactive rocks such as limestone. Deposition of metals and other minerals such as fluorite, carbonate and silica within the breccia tends to re-cement the rock fragments together into solid rock, which includes metals and other minerals in the filled voids between rock fragments. Other known advanced metal deposits around the world are hosted in vertical breccia pipes or diatremes.

History and Exploration to Date

         The Shawnee District has been known for its fluorite and lead occurrences for 150 years. The earliest mining activity in the Shawnee District began with the production of lead in 1842 and, later, fluorite in the 1870s. Advanced metal occurrences in the Shawnee district have received only limited attention since their initial discovery by St. Joseph Lead Company in 1952. In excess of 400 meters (1,300 feet) of fluorite-cemented breccia was intersected in a shallow oil well drilled at the center of Hicks Dome.

         The drill cuttings from the first (1952) drill hole at Hicks Dome show that the hole entered a breccia zone from 500 to 900 meters in depth. The breccia zone consisted of fragments of Paleozoic (between 570 million and 230 million years old) sediments in which the diatreme is located. Some fragments of alkaline rocks were also noted. Analysis of the drill cuttings from the breccia gave values up to 0.2% niobium pentoxide, 0.27% yttrium trioxide and 0.1% beryllium oxide (the samples taken were "grab samples"--not statistically representative of the entire drill hole).

         In 1955, it was found that diatremes at Hicks Dome were radioactive. The radioactivity was caused largely by thorium, an element often associated with advanced metals. The discovery of radioactivity led to leasing, trenching and limited shallow exploration drilling for uranium. When the source of radioactivity was attributed largely to thorium, interest in the area ceased. Since that time, 14 diatremes have been located in the area, and all are radioactive and contain anomalous quantities of advanced metals.

         The significance of the unusual mineral occurrences at Hicks Dome was the subject of a paper published by the U.S. Geological Survey in 1960. Subsequently, much of the land in and around the Hicks Dome area has been purchased and is currently being explored by a privately held New York-based exploration company. The Company has never had any dealings with that company and knows of its interest in the area only as a result of casual conversations with persons working for it in the local area. In spite of that company's activities, little apparent interest has been shown outside the immediate Hicks Dome area.

Previous Exploration - Illinois

         The Shawnee District has been known for its fluorite and lead occurrences for 150 years. The earliest mining activity in the Shawnee District began with the production of lead in 1842 and fluorite in the 1870s. Geovic, Ltd. on behalf of the Company pursuant to an agreement dated July 29, 1988, geologically mapped five of the eleven known diatremes in the Shawnee District and conducted radiometric surveys.

         Aeromagnetic and radiometric survey work in Southern Illinois commenced in January 1992, which covered approximately 6,870 line kilometers. The survey covered the Company's leased properties of some 4,000 acres as well as other areas of interest. The work was carried out in conformity with the terms of a joint venture agreement with APL and the Report prepared by Livgard Consultants Ltd. for APL.

         The survey was carried out by BGM Airborne Survey, Inc. of Texas. Interpretation and targeting was carried out by Helen Anderson, a geologist with expertise in airborne geophysical interpretation and Dr. Don Pridmore. Dr. Pridmore spent several years investigating the geophysical signature of the Olympic Dam Advanced metal deposit and has extensive experience in exploration geophysics and airborne geophysical interpretation.

         The survey was conducted, processed and interpreted using the very latest techniques. The survey results included a 100% correlation with the Company's existing knowledge of the diatremes in the District. In addition, it provided insight into the geological formations in the District and identified additional land positions to be secured and explored.

The Moodie Agreement

         By an agreement dated April 21, 1992 between Moodie and the Company, Moodie and ORC agreed to combine their respective aeromagnetic data.
         By an agreement dated January 18, 1993, between Moodie and the Company, Moodie assigned all of its rights, title and interest in and to the leases referred to in the table below to the Company in consideration of the payment, upon work performed, of professional consulting fees at the rate of $320 per day with a maximum fee of $6,400 per month plus reasonable expenses, the issuance of options to purchase up to 15,000 common shares of the Company, a 5% net profits royalty, 5% of the profit derived from the sale by the Company of any of the properties and a 5% finder's fee with respect to all financing activities on the Kentucky Property resulting from the introduction by Moodie. This agreement superseded the April 21, 1992 agreement between Moodie and the Company.


Mineral Ownership                                                                        Approximate Acreage

K.K Mining Company                                                                                       444
Royster Stalion                                                                                           40
Millikan/Miller                                                                                          101
Holloway Harris                                                                                          425
Rosa Moxley                                                                                               50
T.R.Grimes                                                                                               150
Wade Bunton                                                                                              250
W.Brown                                                                                                  100
N.Travis                                                                                                 150
J.Champion                                                                                               200
R.Hearell                                                                                                143
Clement Heirs                                                                                            113
D.Stalion                                                                                                 50
Ozark Mahoning Company                                                                                   133
Alben Barkley                                                                                            150
Croft                                                                                                    100
Total                                                                                             2599 acres

            On 27 May 1997 an Addendum to the agreement of April 21,1992 was entered into, covering a Second Area of Interest, in the County of Crittenden, in the State of Kentucky.This second area of interest covers the following areas of mineral ownership:

     An inherited interest in Salem Fluorspar Corporations mineral rights near Smithland,Livingston County, Kentucky (approximately 1,200 acres) -

      Shouse Skelton mineral rights between Joy,Kentucky and Carrsville,Livingston County, Kentucky (approximately 1,000 acres)

     Inherited Fritz mineral rights,Crittenden County, Kentucky, near the Columbia Mine (approximately 60 acres)

     Junior mineral rights near Mary Belle mine, Crittenden County, Kentucky (approximately 40 acres)

Within this area, Moodie have been granted a 10% interest in any income received from a third party in the event of a sale to a third party, and 10% of the net profit derived from the Second Area of Interest

          On April 8 1999 a further amendment was entered into to extend the Area of Interest to encompass in their entirety the Counties of Crittenden and Livingston in the State of Kentucky and the Counties of Hardin,Pope and Saline in the State of Illinois with the exception of certain properties acquired by Moodie through inheritance and personal acquisitionas set forth in the table below:

Previous Exploration - Kentucky

         The Company has not undertaken any exploration or development activities on the Kentucky property. However the Company has acquired the previous exploration records of Moodie with respect to the Kentucky property. In 1993 the Company had a partnership with Kennecott Exploration Company and conducted aeromagnetic surveys, ground geophysics surveys, field mapping, stream sediment sampling and drilling holes. Upon withdrawal by Kennecott from the project, this information was turned over to the Company.



          Item 5.  Operating and Financial Review and Prospects


A.       Operating results

         This discussion and analysis of the operating results and financial position of the Company for the years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

General

         Since its commencement, the Company has been primarily engaged in the exploration of industrial minerals, metals and precious metals. The Company is currently in the development stage, for financial reporting purposes, and has had no revenue from operations. The Company has incurred, and for the foreseeable future expects to continue to incur, operating losses. These operating losses have resulted in an accumulated deficit, which will continue to increase until profitable operations are achieved. The capital necessary to fund the Company's activities and short-term capital requirements has been raised through the sale of its common shares.

Operating Results.

December 31, 2002 compared to December 31, 2001

Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2002 or December 31, 2001

Expenses: Consulting expenses reduced to $30,451 from $113,097, as expenses incurred in successfully concluding various listing requirements were not incurred in 2002. Licenses, dues and taxes increased to $37,504 from $23,604 as the company increased expenditure on licences for the Shawnee project in an effort to secure essential development lands for the company.
Salaries and benefits increased in 2002 to $68,973 and shareholder, listing and public relations costs to $25,292.

Net Loss :The net loss in fiscal year 2002 decreased to $229,221 from $295,960 in 2001. The decrease was primarily the result of significantly lower consulting expenses incurred as expenditure on various listing requirements incurred in prior years was successfully concluded.

         December 31, 2001 compared to December 31, 2000

                  Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2001 or December 31, 2000.

         Expenses. Consulting expenses increased from $47,803 to $113,087 as a result of the need to retain professional advisors in order to resolve the partial "cease trade order" issue as imposed by the British Columbia Securities Commission, the updating and revision of the form 20F filing and the review of new projects. General administration expenses increased from $77,404 to $107,499 on the back of this increased activity but exploration expenses remained at zero because the Company did not conduct any exploration in the year 2001. Among specific items, rent increased by $7,962, salaries and related charges by $20,941 but the interest charge on the loan fell by $17,745 as a result of the repayment of the loan.

         Net Loss. The net loss in fiscal year 2001 increased to $ 295,960 from $96,489 in 2000. The increase was due principally to the increase activity by the company in trying to secure new projects and joint venture partners for the existing projects.


Foreign Currency Exchange Rates

         A significant portion of the Company's business is conducted in the United States dollar. However, the Company prepares its financial statements and reports in Canadian dollars. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statement - Note 2. Foreign currency translation

Inflation

         Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it will in the future.

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment on December 31, 2003. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.       Liquidity and Capital Resources

         As of December 31, 2002, the Company had a working capital deficiency of $445,828, an increase in working capital of $229,221 from 2001. The Company has relied on loans from Epsom Investment Services N.V. and equity financing to support its operations. As of December 31, 2001, the Company had a working capital deficiency of $216,607 and an increase in working capital of $362,609 from 2000

         Currently, none of the Company's properties are producing revenues and no revenues are anticipated in the near future. To provide working capital for its operations and project development, the Company needs to raise new funds. Traditionally, the Company has raised capital through the issuance of common shares. It is contemplated that it will continue to raise capital primarily in private placements through investors. No assurance, however, can be given that the Company's future capital requirements can be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

         For the year ended December 31, 2003, the Company believes that it will need approximately $100,000, of which $75,000 is administrative costs and $25,000 is for payment of lease properties. The Company will need $500,000 to begin the exploration and production of its properties. No assurance can be given that the Company will make the anticipated exploration expenditures on the Oregon, Kentucky and Illinois properties which will depend, in part, on actual results of exploration.

         The Company anticipates that it will pay for its administrative and exploration costs for 2003 from existing working capital and from its credit facility. The Company is confident it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2003.

         The particulars of all capital raising transactions since 1997 are detailed as follows:

         Financing activities over the past few years have reflected the investing activities expenditures. The majority of funds raised by the Company have consisted of the issue of common shares. Management expects that equity financing will continue to provide the majority of funds available to the Company for the ensuing twelve months. Although it is the Company's intention to fund as much of the exploration program for the Oregon, Shawnee and Venezuelan projects by way of joint venture, the Company also expects to raise additional capital by the issue of common shares. Except as expressly described in this Annual Report, the Company has no financing commitments from any third party and there is no assurance that the financing necessary to achieve the business objectives described herein will be available to the Company, or if available, that such financing will be on terms favorable to the current shareholders.

         On October 31, 1998, the Company completed a private placement with European investors and received cash in the amount of $500,000 representing subscriptions received for the future issuance of 2,500,000 units. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at $0.25 until October 31, 2000 or $0.30 up to and including October 31, 2001. These shares were issued on June 6, 2001.

         The Company also secured a U.S.$150,000 line of credit, initially expiring in October 31, 2000, but now increased to US$300,000 and extended to December,2003, with interest charged at 8%. The collateral provided for this facility includes the shares held in the Company subsidiaries. At December 31, 2002 borrowing on this line of credit was US$187,458.72, which is approximately CN$.296,185

         On March 12, 2001, the company completed a private placement of 12,000,000 common shares for a total of U.S.$450,000.

                  Additional equity financing will be required to enable the Company to complete the exploration and production of its properties, which includes investment in joint ventures and or further financing. No assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or unable to complete its short-term financing, the Company may not be able to become profitable.

C.       Research and Development, Patents and License, etc.

         The Company has been inactive for the past four years, however following the announcement on 27th May 2003 of the reactivation of its Shawnee project for the evaluation of diamond potential in Western Kentucky, the company is again involved in the development of its lands. With regard to the Oregon project the company has no current plans to spend any funds on exploration of its properties until it is able to form a joint venture with another company or to raise additional financing to meet working capital needs for such exploration. In the fiscal years 2002,2001 and 2000, the Company did not have any research, development or exploration expenses.

D.       Trend Information

         The Company has no operating business at this time. The Company must pay annual lease payments of approximately CN$22,176 to maintain its current leases. Unless the Company is able to form a joint venture or raise additional working capital through debt or equity, it will not be able to put its properties into production and will eventually run out of money. The Company's management is also looking for other business opportunities with hopes of exploiting the Company's resource of being a publicly traded reporting company. It has not identified any other business opportunity at this time.

Item 6.  Directors, Senior Management and Employees

A.       Directors and Senior Management

         The following is a list of the Company's directors and officers and a brief description of their experience. There are no family relationships between any officers and directors.

               Name              Age            Positions Held                         Period
               ----              ---            --------------                         ------

         Michael Brickell        62         Director and President                  1995-Present
            Isaac Moss           50                Director                         1992-Present

         Michael Brickell is a chartered accountant by profession. He has a background in retail merchandising and marketing. He is a former Vice Chairman and Chief Executive Officer of a national Canadian specialty retail chain and currently serves as Chairman of Cotswold Collections Limited, the Cheltenham, UK based retailer. He has been the President, Chief Executive Officer and a Director of the Company since 1995.

         Isaac Moss has been a director of Resource Finance & Investment Ltd since 1992. He has a Bachelor of Social Science and Masters of Public Administration from the University of Cape Town, and a post-graduate business qualification. Mr. Moss has over twenty-five years of diverse business experience. Over the past nine years, he has focused on venture capital funding for small and medium capitalized, emerging growth companies in the entertainment, technology, telecommunications, resource, chemical and hospitality industries.

B.       Compensation

         During the Company's fiscal year ended December 31, 2002, the Company paid an aggregate of U.S.$7,519 (CN $12,000) in compensation to its directors and officers as a group for services in all capacities for the Company and $Nil for ORC .An aggregate amount of $Nil was accrued or set aside for pension or retirement plans for officers and directors, excluding payments computed on an actuarial basis under any plan which provides for fixed benefits in the event of retirement at a certain age or after a specified number of years of service.

Directors' Compensation

       Michael Brickell was paid C$12,000 for his service on the Board of Directors. Isaac Moss did not receive compensation.

Executive Compensation

       The following table sets forth the aggregate cash compensation paid for the past fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts
                         ------ -------------------------    ---------------------     -------------------------

                                                              Restricted  Securities   LTIP       All Other
Name and               Fiscal       Cash     Other Annual     Stock       Underlying   Payouts    Compensation
Principal position     Year                  Compensation     Award(s)    Options (#)  ($)        ($)
                       compensation          ($)

                       ($)
---------------------- --------------------- ---------------- ----------- ------------ ---------- --------------
Michael Brickell,      2002       C.$12000           -        -               -            -            -
Director and
President


C.       Board Practices

         The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of shareholders. At the Annual General Meeting, held on December 30 2002, the shareholders re-elected Michael Brickell and Isaac Moss as Directors. The officers of the Company elected by the Board serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination. With only two directors on the Board, the Company does not have separate audit or compensation committees.

D.       Employees

         The Company has no full-time or part-time employees. One person is employed in Oregon on a full time basis by the Company's subsidiary, ORC. None of the Company's other subsidiaries have employees.

E.       Share Ownership

         As of June 23, 2003, no Officers or Directors of the Company owned any shares.

Outstanding Options

                  As of June 23, 2003, no Officers or Directors of the Company owned any options.

Stock Option Plan/Equity Incentive Plans

                  The Company has no option or equity incentive plans awarded to Directors and senior management. However, on 27th May 2003, the Board of Directors agreed to grant to Marum resources Inc an option to purchase one million common shares of the company at a price of US$0.19 to expire on 15th February 2004.These options were granted to Marum under the incentive arrangement for work to be conducted in the reactivation of the Shawnee Project and its evaluation for diamond potential.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         As of June 1, 2003, there is no person known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company's voting securities.

B.       Related Party Transactions

         The Company paid C$12,000 to Michael Brickell in connection with director fees. The transaction was approved by a disinterested director.

C.       Interest of Expects and Counsel.

         Not Applicable.

Item 8.  Financial Statements

A.       Consolidated Statements and Other Financial Information

         The following financial statements of the Company are attached to this Annual Report:

         Auditors Report.
         Consolidated Balance Sheet for years ended December 31, 2002 and 2001. Consolidated Statement of Operations for the years ended December 31, 2002, 2001 and 2000.
         Consolidated Statement of Deficit for the years December 31, 2002, 2001 and 2000.
         Consolidated Statement of cash flows for the years December 31, 2002, 2001, and 2000.

Dividend Policy

         The Company has never paid any dividends and does not intend to in the near future.

B.       Significant Changes

         None.

Item 9.  The Offering and Listing

A4.      Price History of Shares

         The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.OB.

         The Company's common shares were previously traded on the TSX Venture Exchange, formerly the Vancouver Stock Exchange ("VSE"),in British Columbia, Canada. Due to the high cost of re-listing and the ongoing maintenance cost on this exchange as well as the significant decrease in the VSE index and lack of liquidity, management decided to voluntarily delist from the VSE and concentrate on developing the company's new listing on the OTC bulletin board. On January 6, 1999, the Company voluntarily delisted from this exchange following approval of the NASD in December 1998 for the Company's shares to be traded on the NASD OTC Bulletin Board under the symbol "RFIVF". Prior to delisting from the VSE trading in the Company's shares was halted following a cease trade order placed on the company on May 6, 1998 by the British Columbia Securities Commission (BCSC) following the late filing of the audited annual statements for October 1997. This order was later revoked by the BCSC on July 10, 1998. However, the Company was unable to remove the trading halt on the shares on the VSE as it did not meet the new minimum filing requirements. Although the Company no longer has a listing in Canada, the British Columbia Securities Commission still required the Company to meet its filing requirements which the Company did not initially comply with resulting in a cease trade order in that jurisdiction. The Company had a partial lifting of the cease trade order to allow it to satisfy the filing requirements to apply for Non Reporting Issuer status in this jurisdiction. On August 15, 2001, the British Columbia Securities Commission granted orders deeming the company to have ceased to be a reporting issuer and removing the cease trade order.

          The high and low prices expressed in Canadian dollars on the Vancouver Stock Exchange for the Company's common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:


                                                                                     OTC Bulletin Board
                                                                                  (United States Dollars)

Period
                                                                                         High            Low
June 2003
May 2003                                                                                 0.15           0.04
April 2003                                                                               0.06           0.04
March 2003                                                                               0.06           0.05
February 2003                                                                            0.07           0.05
January 2003                                                                             0.10          0.070


2002-2001                                                                                High            Low
---------                                                                                ----            ---
Fourth Quarter ended December 31, 2002                                                   0.13           0.06

Third Quarter ended September 30, 2002                                                   0.15           0.05

Second Quarter ended June 30, 2002                                                       0.07           0.03

 First Quarter ended March 31, 2002                                                      0.04           0.03


2001-2000                                                                                High            Low
---------                                                                                ----            ---
Fourth Quarter ended December 31, 2001                                                   0.09           0.05

Third Quarter ended September 30, 2001                                                   0.09           0.05

Second Quarter ended June 30, 2001                                                       0.15           0.04

First Quarter ended March 31, 2001                                                       0.04           0.02


                                                  Canadian Venture Exchange
                                                        (Canadian Dollars)           OTC Bulletin Board
                                                                                  (United States Dollars)


                                                            High           Low           High            Low
2002 Annual                                                    -             -           0.16           0.03
2001 Annual                                                    -             -           0.09           0.03
2000 Annual                                                    -             -           0.04           0.02
1999 Annual                                                    -             -           0.05           0.03
1998 Annual                                                 0.32          0.14           0.15           0.05
1997 Annual                                                 0.50          0.23            N/A            N/A

B.       Plan of Distribution

         Not Applicable.

C.       Markets

         The Company's Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.OB.

D.       Selling Shareholders

         Not Applicable.

E.       Dilution

         Not Applicable.

F.       Expenses of the Issue.

         Not Applicable.

Item 10.  Additional Information

A.       Share Capital

         Not Applicable.

B.       Memorandum and Articles of Association

         On October 16, 1978, the Company filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On April 4, 1997 the Company amended it Articles to change it name to Resource Finance and Investments Ltd.

Common Shares

         All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. Shareholders are not entitled to cumulative voting for directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.
Powers and Duties of Directors

         The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, Articles or Bye-laws, required to be exercised by the shareholder in a general meeting or prohibited by law.

         Directors serve for one year, until the next annual meeting of shareholders. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his or her duty or interest director, shall declare the nature and extent of his or her interest in such contract or transaction or the conflict or potential conflict with his or her duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company, if the Chairman disqualifies him or her, and if he or she shall vote, his or her vote shall note be counted, but he or she shall be counted in the quorum present at the meeting at which such vote is taken. The shareholders at the general meeting shall determine the remuneration of the directors. However, notwithstanding the foregoing, directors shall be paid all expenses incurred in attending meetings or conducting business on behalf of the Company.

         The directors may from time to time on behalf of the Company; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

         The directors of the Company are not required to be residents of Bermuda. There is no age limitation, or minimum share ownership, for the Company's directors.

Shareholders

         An annual general meeting is to be held once in every year at such time and place as may be determined by the directors. Notice of the meeting must be given not less than twenty-one days, nor more than fifty. A quorum at an annual general meeting and special meeting shall be two shareholders. There is no limitation imposed by the laws of Bermuda or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares.

         In accordance with Bye-laws, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by all shareholders of the Company entitled to be cast on it.

         The Bermuda law and Company's Articles and Bye-laws do not contain provisions that would prevent or delay a change in control of the Company.

C. Material Contracts

1. Credit facility agreement for U.S.$300,000. On October 30, 1998, the Company secured a US $150,000 line of credit expiring in October 31, 2000 with interest charged at 8% with Epsom Investment Services N.V. The collateral provided for this facility includes the shares of the Company's subsidiaries. In September 1999, this facility was increased to US $250,000 extended at December 31, 2001 and December 31 2002 and this year to December 31 2003.

D. Exchange Controls

         Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972, (the "Exchange Control Act") and regulations promulgated thereunder and are administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as "non-resident" for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as "non-resident" under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture, or other security of an exempted Company. General permission may be given to issue or transfer shares, or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda's permission to transfer its shares, which may be traded on the OTC Bulletin.

E. Taxation.

         There are no income, profits, capital gains, sale of goods, death, or inheritance taxes in Bermuda. Exempted companies, such as our Company, pay annual fees to the Bermuda government, which are determined by the amount of its share capital. Although the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of Bermuda) signed a mutual assistance and insurance tax agreement on July 11, 1986, the agreement does not provide for the withholding of taxes on the distribution of dividends to United States taxpayers. While the convention provides for the sharing of information, it primarily deals with the taxation of insurance premiums paid by United States residents to insurance companies domiciled in Bermuda.

Certain United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares as a capital asset ("United States Investor"). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to United States Investors and does not address the tax consequences of United States Investors subject to special provisions of federal income tax law such as tax exempt organizations, trusts and significant shareholders. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances.

         Basis. A United States Investor will have a basis in the Common Shares equal to his or her purchase price for United States federal tax purposes.

         Dividends. Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Shares who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset.

         Such dividends generally will also be subject to foreign withholding tax. The deduction for dividends received which is usually available to corporate shareholders is generally not available for dividends paid from a foreign corporation such as the Company. Pursuant to Sections 164 and 901 of the Code, a United States Investor may generally elect, for U.S. federal income tax purposes, to claim either a deduction from gross income for foreign withholding taxes or a credit against its United States federal income taxes with respect to such foreign taxes. The choice of taking a deduction or claiming a credit is up to the taxpayer.

         In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder 's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

         Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor's basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a United States Investor will be treated as U.S. source income.

Special United States Federal Income Tax Considerations

         Passive Foreign Investment Company. The Company has not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and management believes that it will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because the Company is not publicly traded as defined under the statute and regulations governing PFICs, and is not a controlled foreign corporation ("CFC"), the Company would apply the 50% asset test based on fair market values unless the Company elects to use the adjusted tax bases of its assets.

         If the Company were to be treated as a PFIC, then, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), the following rules apply:

         1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding  period before the taxable year) must be allocated  ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

         2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

         A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company' s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

         A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

         Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

         Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

         The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

         The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

         Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

         A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

         A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

         The Company's management believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

         U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

         The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

         Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

F.       Expenses of the Issue.

         Not Applicable.

G.       Dividends and Paying Agents.

         Not Applicable.

H.       Documents on Display.

         The Company files annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

         The Company's common shares is listed on the Over-The-Counter Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.       Subsidiary Information.

         Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

         The Company is exposed to market risk, primarily related to foreign exchange. The Company uses the Canadian dollar as its reporting currency and is, therefore, exposed to foreign exchange movements in the U.S. where the Company has property interests and in Switzerland where the Company maintains its headquarters.

         The following table sets forth the percentage of the Company's administrative expense by currency for the years ended December 31, 2001 and 2002.

By Currency
                                                                        2001                    2002
                                                                        ----                    ----
Canadian Dollar                                                       14.10%                  30.10%
U.S. Dollar                                                           74.91%                  61.30%
Swedish Kroner                                                         5.85%                     0%%
Swiss Franc                                                            5.14%                   8.60%
-----------                                                            -----                   -----
Total                                                                   100%                    100%

         Such administrative expense by currency may change from time to time. Further, the Company incurred consulting and administrative costs of $235,299 and $205,655 for the years ended December 31, 2001 and 2002, respectively, all of which were paid in various currencies as indicated above.

         The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations. The Company holds it cash balances in U.S. dollars and exchanges to either Canadian dollars or Swiss Francs to cover its administration expenses. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment on December 31, 2003. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

Item 12.  Description of Securities Other than Equity Securities

         Not Applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.

                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  [Reserved]

Item 16  [Reserved]

                                    Part III

Item 17.  Financial Statements

     The financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars. All year-end financial statements have been reconciled to U.S. Generally Accepted Accounting Principles. See Consolidated Financial Statements attached.

Item 18.  Financial Statements

         If general accepted accounting principles in the U.S. are applied, there would no effect on net loss and shareholders' deficiency. See Note 12 to the Consolidated Financial Statements for explanation.

Item 19.  Exhibits

A1 Consolidated Balance Sheets, December 31, 2002 and December 31, 2001.

A2 Consolidated Statement of Operations for the years ended December 31, 2002, 2001 and 2000.

A3 Consolidated Statement of Deficit for the years December 31, 2002, 2001 and 2000

A4 Consolidated Statement of cash flows for the years December 31, 2002, 2001 and 2000.

A5   Notes to Consolidated Financial Statements.

     (b)  Exhibits:

Credit Facility Agreement between Epsom Investment Services Inc. and Resource Financeand Investments Ltd. dated October 30, 1998, as amended.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  June 23, 2003                       RESOURCE FINANCE AND INVESTMENT





                                           By: /s/ Isaac Moss
                                               ----------------------------
                                               Isaac Moss, Director