Form 20-F/A
RESOURCE FINANCE & INVESTMENT LTD
filed 2003-07-02
CIK 877090

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

Dated:  June 23, 2003                       RESOURCE FINANCE AND INVESTMENT





                                           By: /s/ Isaac Moss
                                               ----------------------------
                                               Isaac Moss, Director

                 CERTIFICATION PURSUANT TO 18 USC. SECTION 1350,
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resource Finance and Investment Ltd (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Brickell, the Chief Executive Officer of the Company, certify pursuant to 18 USC. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company

Dated July 1, 2003

      /s/ Michael Brickell
-------------------------------
        Michael Brickell
    Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                 CERTIFICATION PURSUANT TO 18 USC. SECTION 1350,
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resource Finance and Investment Ltd (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Isaac Moss, the Chief Financial Officer of the Company, certify pursuant to 18 USC.
section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company

Dated July 1, 2003

         /s/ Isaac Moss
-------------------------------
           Isaac Moss
    Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.