Form 20-F
RESOURCE FINANCE & INVESTMENT LTD
filed 2004-05-28
CIK 877090

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 20-F

                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15 (d)  OF THE  SECURITIES
EXCHANGE  ACT  OF  1934  FOR  THE  TRANSACTION  PERIOD  FROM  ______________  TO
______________________

                         Commission File Number 0-19385

                       RESOURCE FINANCE & INVESTMENT LTD.
                       ----------------------------------
               (Exact name of Company as specified in its charter)

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

The number of outstanding Common Shares as of December 31, 2003 was 27,556,825 on the Company's share register.

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

         The following discussion contains forward-looking statements regarding events and financial trends, which may affect Resource Finance & Investment Ltd.'s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to develop its properties and that such properties may not contain a sufficient scale of commercially viable minerals, as well as additional factors are set forth in more detail in the section entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

A.       Selected Financial Information

         The following tables set forth selected financial data regarding the Company's operating results and financial position prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP) and by the accounting principles generally accepted in the United States (U.S. GAAP). Differences between Canadian and U.S. GAAP are noted below and described in Note 8 to the Consolidated Financial Statements attached. The following data has been derived from the Company's financial statements and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended December 31, 2001 are derived from financial statements, not included herein.

         Included in the Company's consolidated financial statements are the results of operations of the parent Company and its two wholly owned operating subsidiaries from their respective dates of incorporation: Oregon Resources Corporation ("ORC") incorporated on September 12, 1990 in Oregon, U.S.A., and Dynamex Resources Corporation ("Dynamex") incorporated on October 22, 2003 in Wyoming, U.S.A.

         All financial information is presented in Canadian dollars ("CAD$"), unless indicated otherwise.



Canadian GAAP

                              (in Canadian Dollars)
----------------------------------------------------------------------------------------------
                           Year ended      Year ended    Year ended    Year ended    Year ended
                             Dec 31          Dec 31        Dec 31        Dec 31        Dec 31
                              2003            2002          2001          2000          1999
                              ----            ----          ----          ----          ----


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

Revenues                           0               0            -       127,485         17,660

Operating expenses           431,711         188,185      257,048       204,514        229,580

Operating loss             (431,711)       (188,185)    (257,048)     (204,514)      (229,580)

Net loss                   (353,423)       (229,221)    (295,960)      (96,489)      (211,920)

Net loss per share            (0.01)          (0.01)       (0.01)        (0.01)         (0.02)

Loss per common share         (0.01)          (0.01)       (0.01)        (0.01)         (0.02)

Capital stock             24,471,219      24,462,765   20,724,409     9,962,765      9,962,765
(number of shares)

CONSOLIDATED BALANCE SHEETS
---------------------------

Working capital             (72,936)       (445,828)    (216,607)     (579,216)      (482,727)

Resource property             16,846               -            -             -              -

Deferred                     228,561               -            -             -              -
exploration
expenses

Total assets                 251,099           2,940        9,818        21,835         27,535

Total liabilities             87,548         448,768      226,425       601,051        510,262

Deficit accumulated
during the              (10,575,124)    (10,221,701)  (9,992,480)   (9,696,520)    (9,600,031)
development stage

Total Shareholders'
Equity (deficiency)          163,551       (445,828)    (216,607)     (579,216)      (482,727)




U.S. GAAP
                                              (in Canadian Dollars)
                                     Year ended   Year ended  Year ended    Year ended    Year Ended
                                        Dec. 31      Dec. 31     Dec. 31       Dec. 31        Dec 31
                                           2003         2002        2001          2000          1999

CONSOLIDATED STATEMENTS
-----------------------
OF OPERATIONS
-------------

Net loss, Canadian basis                353,423      229,221     295,960        96,489       211,920

Adjustment for the write-down of        245,407
resource properties and deferred
exploration costs                                          -           -             -             -
---------------------------------- ------------- ------------ ----------- ------------- -------------
Net loss, US basis                      598,830      229,221     295,960        96,489       211,920
================================== ============= ============ =========== ============= =============

Loss per common share, US basis            0.02         0.01        0.01          0.01          0.02


(a) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under the U.S. GAAP, since the economic feasibility of the resource properties has not been demonstrated and, as a result of applying the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" amounts would be written off.

(b) For U.S. GAAP reporting purposes, unrealized foreign exchange translation gains and/or losses would be shown as Comprehensive Income, a separate component of shareholders' equity. No such amounts are reflected in the foregoing as the amounts are not material.

         The Company has not declared or paid any dividends on its common shares since its inception. The Company does not expect to pay dividends for the foreseeable future.

Exchange Rates

          The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $/U.S. $)

          The following table sets forth the high and low exchange rate for the past six months and for the last five years. As of April 28 2004, the exchange rate was CAD $1.374 for each U.S. $1.

                       Month                 High                       Low
                       -----                 ----                       ---

           November 2003                     1.335                     1.299
           December 2003                     1.338                     1.297
           January 2004                      1.335                     1.270
           February 2004                     1.346                     1.311
           March 2004                        1.347                     1.308
           April 2004                        1.357                     1.310

           Year Ended:
           December 31                                       Average
           ------------                                     --------
           1999                                              1.4346
           ------------------------------ --------------------------
           2000                                              1.4916
           ------------------------------ --------------------------
           2001                                              1.5490
           ------------------------------ --------------------------
           2002                                              1.5750
           ------------------------------ --------------------------
           2003                                              1.3962
           ------------------------------ --------------------------

B.       Capitalization and Indebtedness.

         As at December 31,2003, the Company had a market capitalization of US$
6.6 million, based on 27,556,825 shares outstanding and the year end share price of US$0.24. Also at this date, the outstanding loan balance on the Company's maximum US$ 250,000 line of credit was CAD$ 11,786 (2002:CAD$ 296,184). The facility bears interest at 8% per annum and is secured by the Company's shares in subsidiaries. The loan is due on December 31, 2005.

C.       Reasons for the offer and use of proceeds

         Not Applicable.

D.       Risk Factors.

         The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

         We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. We have not been profitable since our inception. For the fiscal year ended December 31, 2003, we had a net loss of CAD$353,423 and an accumulated deficit on December 31, 2003 of CAD$ 10,575,124. The report of independent auditors on our December 31, 2003 consolidated financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. The Company has not generated revenues from operations since inception and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future. See Risk Factor entitled "If We Are Unable to Raise Funds None Of Our Properties Will Be Put Into Production" below.

         We Have Not Identified Any Future Business Prospects At This Time. . Additional business opportunities are continually researched, and may include joint venture agreements or third party agreements over existing or new leases held. However, there is no assurance that we will be able to find a new business opportunity, or if we do, that it will be successful.

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

         Historically, the Company has had to seek capital for exploration of the mining property due to lack of revenues. In March 2001, proceeds of approximately U.S.$450,000 were raised from the Company's private placement of 12,000,000 common shares, of which U.S.$354,925 was used to pay a bank loan. These funds have now been expended and the Company has been required to use the U.S. $250,000 line of credit with Epsom Investment Services N.V. As at the t December 31, 2003, the balance on the loan facility was CAD$11,787. The Company believes that it may be able to find a joint venture partner to pay some of the exploration and production expenses. The Company believes it can sustain the good standing of its mineral properties until December 31, 2004 utilizing the current loan facility. If the Company is unable to find a joint venture, additional debt or equity financing will be required. Seeking additional equity financing would dilute the ownership of existing shareholders.

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

Item 4.  Information on the Company

A. History and Development of the Company

         The Company was incorporated under the laws of the Province of British Columbia, Canada on October 16, 1978, under the name Coven Resources Ltd. On April 16, 1984, the name of the Company was changed to Gold Medal Resources Ltd and then to Rare Earth Resources on November 24, 1989. The Company changed to its current name on April 4, 1997. On December 2, 1994, pursuant to the authority granted at an extraordinary general meeting of shareholders of September 9, 1994, the Company applied, and received assent from the Minister of Finance of Bermuda to change it place of incorporation to Bermuda, under Bermuda's Companies Act, 1981, as amended.

         The Company conducts its operations directly and through its two wholly owned U.S.A. subsidiaries: ORC, which was incorporated under the laws of Oregon on September 12, 1990, and Dynamex, incorporated under the laws of Wyoming on October 22nd 2003.The Company's registered office is located at P. O. Box HM 1177, Par La Ville Place,14 Par La Ville Road, Hamilton HM EX, Bermuda and its administrative headquarters are located at 10, route de l'Aeroport, 1215 Geneva, Switzerland.

In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Resource Finance & Investment Ltd., ORC and Dynamex Corporation . The consolidated financial statements and financial information set forth in this Annual Report includes accounts and operations of Resource Finance & Investment Ltd. and ORC, on a consolidated basis.

         The Company is a development stage company and has had no revenues from operations.

B.       Business Overview

         The Company's historic business has been acquiring, exploring and, if deemed economically feasible, considering the development of natural resource properties. It also continues to look for other business opportunities.

    The Company leases properties (i) within mineral sand deposits known to contain chromite, zircon and garnet found in Oregon, and (ii) properties in Kentucky containing zinc, as well as having diamond potential.. The exploitation of these lands continues to be appraised either by joint venture or through other partnership deals. On 27th May 2003 the Board announced that diamond exploration was to recommence on the Shawnee project in Kentucky.

The Company continues to seek additional financing in order to provide working capital. Due to insufficient working capital necessary to put the projects into production on its own, the Company's activities from 1997 to the present have been reduced to maintaining the Company's properties and the Company's public reporting status and listing, while searching for future financing and strategic partners. In 1998 a private placement raised CAD$500,000 and a further placement raised CAD$450,000 in March 2001. The current loan facility of up to US$250,000 provides the Company with working capital to maintain the projects in good standing. The loan facility's due date has now been extended to December 31 2005. Management intends to continue to seek strategic partners and financing, as well as look for new business opportunities for the Company.

The Oregon Mineral Sands Project

         The Company, through its wholly owned subsidiary, Oregon Resources Corporation Inc. ("ORC"), holds interests in and has extensive exploration data on approximately 1,706 acres of terraced mineral sands properties near Coos Bay in southwest Oregon . The Company chose these properties based on government drill hole data and the Company's exploration program that included airborne geophysics, surface sampling and trenching. Certain portions of the properties leased were first mined in the mid -1800s for gold and in the mid-1900s for chromite.

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

         In April 1994, ORC obtained a Water Use Permit from the State of Oregon, and on October 31, 1994, ORC received a Conditional Use Permit from Coos County for its operation.In November 2002, under the Water Use Permit, the deadline for applying water to full beneficial use was extended by the State to October 1,2005. The water permit is essential for mining purposes of this project.. The Company continues to seek financing through a joint venture aimed at completing a final feasibility study and bringing the project into production. The Company's management is of the opinion that, in the event of a joint venture agreement not being concluded to the Company's satisfaction, the Company will endeavor to develop this project independently, in stages, depending on the financial resources and working capital available to the Company If the Company had available funds, it plans to perform ongoing market and metallurgical studies as well as a delineation drilling program to upgrade additional mineral reserves currently classified as probable, into the proven category. No efforts will be made unless the Company obtains additional funding. Assuming the Company completes the final feasibility study, an operating permit will then be applied for from the State of Oregon.

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

         The Company had also previously acquired a substantial database and mineral leases in the Kentucky area close to the Illinois border. This data, when compiled with the information extracted from the Company's airborne magnetic and radiometric survey, supports the Company's belief that the region contains lead, zinc and diamond deposits enriched in advanced metals and rare earths.

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

    Based on these findings, on 27th May 2003 the Board announced that diamond exploration would immediately recommence on the Shawnee project. The main objective of the program was to establish the Lollypop kimberlite as a diamond-bearing host rock. Therefore the re- activation of this project focussed on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, Western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 5,000 hectares (12,000 acres).

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

On 21st November 2003, the company announced the results of drill core samples submitted to two laboratories. The core rock samples were dissolved and screened and none of the samples contained diamond.

The Company continue to consider alternative exploration options in an area known to contain both zinc and fluorite exploration potential. This may involve the Company undergoing exploration activities with in a joint venture arrangement or other partnership deals.


C.       Organizational structure

         The following is an organizational chart of the Company:

                 Resource Finance & Investment Ltd- Bermuda Company
                  --------------------------------------------------

                          100%                               100%

      -----------------------------------        -------------------------------
        Oregon Resources Corporation             Dynamex Resources Corporation
      -----------------------------------        -------------------------------

                          100%                                100%

                  Oregon Sands Project                    The Shawnee Project

D.       Property, plant, equipment and mineral property costs.

1.Oregon Sands Project:

Oregon Sands Property

         In the early 1990's the Company leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits containing chromite, zircon, ilmenite, rutile, garnet and possibly gold in Coos County, Oregon. The owner of the mineral rights on 1,696 acres (The Weyerhauser (Bohemia) Lease) has indicated a willingness to renegotiate this lease on favourable terms. The lease covering 320 acres (Yoder-Miller Property), known as the Shepard Deposit was renegotiated in 2003. With regard to the Yoder lease, the first payment was made in January 2004. Verbal commitment on the Weyerhauser lease has been made by the leaseholder to defer lease payments until activity to develop the area commences.

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

The Moss Lease

         By a mining lease made as of February 8, 1991 (the "Moss Lease") between Wendy F. Moss, as lessor, and Richard Buckovic, as lessee, as assigned by Richard Buckovic to ORC, ORC leased approximately 10 acres of property located approximately 12 miles south of Coos Bay, Oregon (the "Moss Property") for an initial term of five years. The Moss Lease has been extended for an additional five year term and for so long thereafter as either: (a) minerals are produced from the properties; or (b) annual payments of U.S.$3,000 in lieu of production are made. Annual rental payments are U.S.$20.00 per acre during any term when no minerals are being produced from the property. The Moss Lease also requires the payment of a royalty of US $.50 per ton of ore mined from the property and a 10% gross proceeds royalty on gold and other precious metals mined from the property. The Moss lease has expired and has not been renewed.

The Weyerhauser Lease (formerly known as Bohemia/Williamette Industries)

         By a mining lease made as of June 12, 1992 (the "Bohemia Lease") between Bohemia, Inc., as lessor and ORC and the Company, as lessee, ORC and the Company leased approximately 1,696 acres of property located approximately 10 miles southwest of Coos Bay, Oregon (the "Bohemia Property") for an initial term of ten years. Annual rental payments were US$2.50 per acre for the first year, US$3.50 per acre for the second year, US$4.50 per acre for the third year and all subsequent years of the original 10-year lease. The rent for any extensions of the Lease will be negotiated. The annual rent may be adjusted each year by release of lands from the lease as designated by the Lessee. The Bohemia Lease also requires ORC and the Company to pay an advance guaranteed base minimum royalty payment of US $100,000 the first year, US $150,000 the second year, US $200,000 the third year, US $250,000 the fourth year, US $300,000 the fifth year to be credited against 5% gross proceeds royalty to Bohemia, Inc. on all ores mined and removed from the property, with a bonus net smelter returns royalty of 50% on all ores sold for more than 150% of the September, 1990 posted market price for such ores. The Company failed to make the payment due on December 6, 2000 and default has resulted in the lease agreement being terminated. However the Company is confident, in view of the current economic climate in the area and following recent meetings with representative of the lessor, that the lease can be renegotiated if and when the project is pursued further. Bohemia Company was acquired by Rosboro and Rosboro continues to own the surface rights of the Property.Williamette Industries retained the mineral rights to the Property. Furthermore Williamette Industries was acquired by Weyerhauser Company and Weyerhauser now owns the mineral rights to the Property.

         The principal mineral deposits identified on the Property are known as the South Seven Devils Deposit and the North Seven Devils Deposit. According to the United States Bureau of Mines, the two Seven Devils deposits contain approximately 1.2 million metric tons of heavy mineral sands averaging 14.9% chromite. The deposit also contains zircon, garnet, ilmenite, and rutile . A portion of the South Seven Devils Deposit was mined for chromite during World War II.

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

--------------------------------------------------------------------------------

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

2. The Shawnee Project / The Kentucky Property:


         The Company currently leases approximately 1,438.75 acres in Crittenden County, Kentucky for the purposes of exploring for base metals. All leases are now held in the Company's subsidiary Dynamex Resources Corporation. The material terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:

Stalion Lease No. 1

         By a mining lease made as of July 27, 1992, and renegotiated on Jul 27, 1997 and 2002 (the "Stalion Lease No. 1"), between Daniel H. Stalion, as lessor, and Moodie Minerals Inc. ("Moodie") as lessee, as assigned to the Company, the Company leases approximately 90 acres in Crittenden County, Kentucky. The current lease agreement expires on July 27, 2007 and requires annual lease payments of U.S.$540 (paid to date) to keep this lease agreement in good standing. The Stalion Lease No. 1 contains an option to purchase mineral and mining rights for U.S.$55,000.

Holloway/Harris Lease

         By a mining lease made as of May 26, 1992 and renegotiated on May 26, 1997 (the "Holloway/Harris Lease"), between Dorothy Holloway and Blondale Harris, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 424 acres in Crittenden County, Kentucky. The lase payments were U.S. $3,600 per annum. The lease contained an option to purchase mineral and mining rights for U.S.$150,000. The lease agreement expired on May 26, 2002. Both Holloway and Harris are now deceased and this lease is currently being renegotiated with the beneficiaries..

Millikan Lease

         By a mining lease made as of May 26, 1992, and renegotiated on May 26, 1997 and 2002 (the "Millikan Lease"), between Douglas Millikan and Otis Millikan, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 84 acres in Crittenden County, Kentucky. The current lease agreement expires on May 26, 2007 and requires annual rental payments of U.S. $2,400 (paid to date) to keep the agreement in good standing. The lease contains an option to purchase mineral and mining rights for U.S.$150,000.

Stalion Lease No. 2

         By a mining lease made as of May 8, 1992 and renegotiated on May 8, 1997 and 2002 (the "Stalion Lease No. 2"), between Royster and Mary Evelyn Stalion, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 52 acres in Crittenden County, Kentucky. The original holders of this lease are now deceased and a new lease has been entered into with the beneficiaries, Mary R Singleton, Neil and Carla C. Stalion and Barbara Jo Stalion. The new lease is for a term of five years expiring on May 8, 2007, with annual rental payments of U.S$1,800 (paid to date) to keep the agreement in good standing. This lease agreement includes an option to purchase mineral and mining rights for U.S. $60,000.

K.K. Mining Lease

         By a mining lease made as of May 28, 1992 (the "K.K. Mining Lease"), between K.K. Mining Company Inc., as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S.$1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S.$100,000. This lease expired on May 20, 2002 and is presently subject to renegotiation with the holders.

Moxley Lease

         By a mining lease made as of May 20, 1992 (the "Moxley Lease"), between Rosa L. Moxley, as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 45 acres in Crittenden County, Kentucky for a term of ten years for annual rental payments of U.S.$360. The Moxley Lease contained an option to purchase mineral and mining rights for U.S.$15,000. Rosa Moxley is deceased. This lease expired on May 20, 2002 and is presently subject to renegotiation with the beneficiary Patsy Murphy.

Grimes Lease

         By a mining lease made as of May 13, 1992 and renegotiated on May 13, 1997 and August 5, 2002 (the "Grimes Lease"), between T.R. and Joanna Grimes, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 149 acres in Crittenden County, Kentucky. The current lease agreement expires on August 5, 2007 and requires annual lease payments of U.S.$1,200 (paid to date) to keep the agreement in good standing. The Grimes Lease contains an option to purchase mineral and mining rights for U.S. $100,000

 Harold Croft Lease

         By a Mineral Lease with Purchase Agreement made as of June 22, 1995, between Harold and Joyce Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leases 95.5 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S. $500, for years 2000 to 2004 the payments are U.S. $1,000, for years 2005 to 2009 the payments are U.S. $1,500, and for years 2010 and subsequent the payments are U.S. $2,500. Lessee shall pay a production royalty of 3.5% based on a net smelter return. Lessee shall pay annual rental plus compensation for surface use. The Company has an option to purchase the leases property within ninety (90) days of commencing the commercial operations at a purchase price equal to 1.5 times the Fair Market Value ("FMV") of buildings and raw land, 2.0 times FMV of residence, and 1.0 FMV of growing crops.

Franklin Croft Lease

         By a Mineral Lease Agreement made as of August 2, 1995, between Franklin G. Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leased 55.25 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S. $550, for years 2000 to 2004 the payments are U.S. $1,100, for years 2005 to 2009 the payments are U.S. $1,650, and for years 2010 and subsequent the annual payments are U.S. $2,750.Furthermore following cessation of the lessors right to use all or a portion of the surface of the premises, the lessee shall pay, within a reasonable period of time, to the lessor a) a one time payment of 1.5 times the Fair Market value (FMV) of such portion of the premises as compensation for the lessors loss of the use of the affected portion of the premises; b)1.5 times the FMV of buildings and structures, except for the lessors personal residence which shall be 2 times the FMV; c) FMV of timber or growing crops.

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

The Moodie Agreement

         By an agreement dated April 21, 1992 between Moodie and the Company, Moodie and ORC agreed to combine their respective aeromagnetic data.
         By an agreement dated January 18, 1993, between Moodie and the Company, Moodie assigned all of its rights, title and interest in and to the leases referred to in the table below to the Company in consideration of the payment, upon work performed, of professional consulting fees at the rate of US$320 per day with a maximum fee of US$6,400 per month plus reasonable expenses, the issuance of options to purchase up to 15,000 common shares of the Company, a 5% net profits royalty, 5% of the profit derived from the sale by the Company of any of the properties and a 5% finder's fee with respect to all financing activities on the Kentucky Property resulting from the introduction by Moodie. This agreement superseded the April 21, 1992 agreement between Moodie and the Company.

------------------------------------------------------------------------------
Mineral Ownership                                         Approximate Acreage
------------------------------------------------------------------------------

------------------------------------------------------------------------------
K.K Mining Company                                                        444
------------------------------------------------------------------------------
Royster Stalion                                                            40
------------------------------------------------------------------------------
Millikan/Miller                                                           101
------------------------------------------------------------------------------
Holloway Harris                                                           425
------------------------------------------------------------------------------
Rosa Moxley                                                                50
------------------------------------------------------------------------------
T.R.Grimes                                                                150
------------------------------------------------------------------------------
Wade Bunton                                                               250
------------------------------------------------------------------------------
W.Brown                                                                   100
------------------------------------------------------------------------------
N.Travis                                                                  150
------------------------------------------------------------------------------
J.Champion                                                                200
------------------------------------------------------------------------------
R.Hearell                                                                 143
------------------------------------------------------------------------------
Clement Heirs                                                             113
------------------------------------------------------------------------------
D.Stalion                                                                  50
------------------------------------------------------------------------------
Ozark Mahoning Company                                                    133
------------------------------------------------------------------------------
Alben Barkley                                                             150
------------------------------------------------------------------------------
Croft                                                                     100
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Total                                                              2599 acres
------------------------------------------------------------------------------

            On 27 May 1997 an Addendum to the agreement of April 21,1992 was entered into, covering a Second Area of Interest, in the County of Crittenden, in the State of Kentucky. This second area of interest covers the following areas of mineral ownership:

     An inherited interest in Salem Fluorspar Corporations mineral rights near Smithland, Livingston County, Kentucky (approximately 1,200 acres) -

      Shouse Skelton mineral rights between Joy, Kentucky and Carrsville,
      Livingston County,    Kentucky (approximately 1,000 acres)

     Inherited Fritz mineral rights, Crittenden County, Kentucky, near the Columbia Mine (approximately 60 acres)

     Junior mineral rights near Mary Belle mine, Crittenden County, Kentucky (approximately 40 acres)

Within this area, Moodie have been granted a 10% interest in any income received from a third party in the event of a sale to a third party, and 10% of the net profit derived from the Second Area of Interest

          On April 8 1999 a further amendment was entered into to extend the Area of Interest to encompass in their entirety the Counties of Crittenden and Livingston in the State of Kentucky and the Counties of Hardin, Pope and Saline in the State of Illinois with the exception of certain properties acquired by Moodie through inheritance and personal acquisitions set forth in the table above.

Currently, Moodie's services are used on a limited basis by the Company, all outstanding fees and expenses have been paid to date and with the project at its current stage, there remains no outstanding liabilities on this agreement.

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



          Item 5.  Operating and Financial Review and Prospects


A.       Operating results

         This discussion and analysis of the operating results and financial position of the Company for the years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

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

Operating Results.

December 31, 2003 compared to December 31, 2002

Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2003 or December 31, 2002

Expenses: Total expenditure in 2003 was CAD$431,711 against CAD$188,185 in 2002.The increase was primarily due to additional consulting incurred and the recording of the stock-based compensation expense on stock options awarded to directors and officers during the current year. Consulting expenses increased to CAD$110,247 from CAD$30,451, following the decision in May 2003 to reactivate the Shawnee project as a diamond appraisal. Stock based compensation was recorded as an expense at CAD$178,328, compared with CAD$Nil in the prior year.

Net Loss :The net loss in fiscal year 2003 increased to CAD$353,423 from CAD$229,221 in 2002 reflecting the increased expenditure on consulting services and the impact of the stock option plan.

December 31, 2002 compared to December 31, 2001

Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2002 or December 31, 2001

Expenses: Consulting expenses reduced to CAD$30,451 from CAD$113,087, as expenses incurred in successfully concluding various listing requirements were not incurred in 2002.

Salaries and benefits increased in 2002 to CAD$68,973 from CAD$46,462 a year ago, and shareholder, listing and public relations costs increased to CAD$25,292 from CAD$20,918 in 2001.

Net Loss :The net loss in fiscal year 2002 decreased to CAD$229,221 from CAD$295,960 in 2001.The decrease was primarily the result of significantly lower consulting expenses incurred as expenditure on various listing requirements incurred in prior years was successfully concluded

Foreign Currency Exchange Rates

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

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment of the entire loan balance on December 31, 2005. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.       Liquidity and Capital Resources

         As of December 31, 2003, the Company had a working capital deficiency of CAD$72,936, against a deficiency in working capital of CAD$445,828 in 2002. The Company has relied on loans from Epsom Investment Services N.V. and equity financing to support its operations. As of December 31, 2001, the Company had a working capital deficiency of CAD$216,607.

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

         For the year ended December 31, 2004, the Company believes that it will need approximately CAD$250,000 of cash to cover administrative costs and approximately CAD$25,000 for payment of lease properties. The Company will need CAD$500,000 to begin the exploration and production of its properties. No assurance can be given that the Company will make the anticipated exploration expenditures on the Oregon and Kentucky properties which will depend, in part, on actual results of exploration.

         The Company anticipates that it will pay for its 2004 administrative and exploration costs from existing working capital and from its credit facility. The Company is confident it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2004.

         The particulars of all capital raising transactions since 1997 are detailed as follows:

         Financing activities over the past few years have reflected the investing activities expenditures. The majority of funds raised by the Company have consisted of the issue of common shares. Management expects that equity financing will continue to provide the majority of funds available to the Company for the ensuing twelve months. Although it is the Company's intention to fund as much of the exploration program for the Oregon and Shawnee projects by way of joint venture, the Company also expects to raise additional capital by the issue of common shares. Except as expressly described in this Annual Report, the Company has no financing commitments from any third party and there is no assurance that the financing necessary to achieve the business objectives described herein will be available to the Company, or if available, that such financing will be on terms favorable to the current shareholders.

         On October 31, 1998, the Company completed a private placement with European investors and received cash in the amount of CAD$500,000 representing subscriptions received for the future issuance of 2,500,000 units. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at CAD$0.25 until October 31, 2000 or CAD$0.30 up to and including October 31, 2001. These shares were issued on June 6, 2001.On March 12, 2001, the Company completed a private placement of 12,000,000 common shares for a total of U.S.$450,000.

         The Company also arranged a line of credit with a current maximum credit limit of U.S.$250,000, expiring on December 31, 2005 and bearing interest at 8% per annum. The collateral provided for this facility includes the shares held in the Company subsidiaries. At December 31, 2003 the Company was able to convert US$ 500,000 of the outstanding debt into 3,094,060 shares. As at 31st December 2003 borrowing on this line of credit was US$11,786.



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

C.       Research and Development, Patents and License, etc.

         The Company has been inactive for the past four years, however following the announcement on 27th May 2003 of the reactivation of its Shawnee project for the evaluation of diamond potential in Western Kentucky, the Company is again involved in the development of its lands, and continues to evaluate various exploration options at this site. With regard to the Oregon project the Company has no current plans to spend any funds on exploration of its properties until it is able to form a joint venture with another Company or to raise additional financing to meet working capital needs for such exploration. In the fiscal years 2003,2002 and 2001, the Company did not have any research, development or patent expenses.

D.       Trend Information

         The Company has no operating business at this time. The Company must pay annual lease payments of approximately U.S.$21,460 to maintain its current leases. Unless the Company is able to form a joint venture or raise additional working capital through debt or equity, it will not be able to put its properties into production and will eventually run out of money. The Company's management is also looking for other business opportunities with hopes of exploiting the Company's resource of being a publicly traded reporting company. It has not identified any other business opportunity at this time.

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


         Name         Age         Positions Held                  Period
         ----         ---         --------------                  ------
   Michael Brickell   62      Director and President           1995-Present

    Cheryl Wilson     59    Director and Vice President      Sept 03-Present

      Isaac Moss      50             Director                  1992-Present

   Nick Plumbridge    41       Director and Officer          Sept 03-Present

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

         Cheryl Wilson, Vice President. Elected to the Board in September 2003, Cheryl has over thirteen years experience in the mineral resource industry and a wide range of management experience in banking, law, marketing and corporate development. Cheryl is President of the Company's subsidiary, Oregon Resources Corporation and has vast experience on the Oregon mineral sands project where she has been responsible for the overall management at the site

         Isaac Moss has been a director of Resource Finance & Investment Ltd since 1992. He has a Bachelor of Social Science and Masters of Public Administration from the University of Cape Town, and a post-graduate business qualification. Mr. Moss has over twenty-five years of diverse business experience. Over the past nine years, he has focused on venture capital funding for small and medium capitalized, emerging growth companies in the entertainment, technology, telecommunications, resource, chemical and hospitality industries.

         Nicholas Plumbridge, Director and Officer. Elected to the Board in September 2003, Nick has a Bachelor of Arts degree in Business Management and is an Affiliate member of the London Stock Exchange. Nick has nearly twenty years experience in the financial services industry, primarily in Investment Management and has been successful in raising equity finance for emerging companies in the UK, Europe and North America. He is responsible for ensuring that the ongoing expansion of the Company is communicated to financial institutions, particularly in London.

B.       Compensation

         During the Company's fiscal year ended December 31, 2003, the Company paid an aggregate of CAD$73,718 in compensation to its directors and officers as a group for services in all capacities for the Company, and CAD$16,755 of office rent expense was paid to one of the directors and officers. An aggregate amount of CAD$Nil was accrued or set aside for pension or retirement plans for officers and directors.

Directors' Compensation

       Michael Brickell was paid CAD$8,000 for his service on the Board of Directors. Cheryl Wilson receives CAD$65,718 per annum and expenses of CAD$16,755 in office rent as Vice President of the Company and President of the Company's operating subsidiaries Oregon Resources Corporation Inc and Dynamex Corporation . Isaac Moss and Nicholas Plumbridge did not receive compensation.

Executive Compensation

       The following table sets forth the aggregate cash compensation paid for the past fiscal year.


                               SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts
                       ------------------------------------   -----------------------  -------------------------
                                                              Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash          Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation  Compensation   Award(s)     Options (#)  (CAD$)     (CAD$)
                                     (CAD$)    (CAD$)                      (Note E)
---------------------------------------------------------------------------------------------------------------
Michael Brickell,       2003       $8,000            -         -            250,000         -            -
Director and
President
Cheryl Wilson,          2003      $65,718                                  250,000
Vice President
Isaac Moss,             2003         -                                     150,000
Director
Nicholas                2003         -                                      250,000
Plumbridge,
Director


C.       Board Practices

         The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of shareholders. At the last Annual General Meeting, held on January 30 2004, the shareholders re-elected Michael Brickell, Cheryl Wilson, Isaac Moss and Nicholas Plumbridge as Directors. The officers of the Company elected by the Board serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination. With only four directors on the Board, the Company does not have separate audit or compensation committees.

D.       Employees

         The Company has one full-time and no part-time employees. The only employee of the Company, being also a director and officer, is employed in Oregon by the Company's subsidiaries, ORC and Dynamex..

E.       Share Ownership

         As of December 31, 2003 , no Officers or Directors of the Company owned any shares of the Company.

Outstanding Options

                  As of December 31, 2003 Officers or Directors of the Company owned 900,000 share purchase options exercisable at U.S.$0.17 until August 30, 2008.

Stock Option Plan/Equity Incentive Plans

                  In 2003 the Company announced the following option or equity incentive plans awarded to Directors, Officers and a former Joint Venture
Partner:

 On 27th May 2003, the Board of Directors agreed to grant to Marum Resources Inc. ("Marum") an option to purchase one million common shares of the Company at a price of US$0.19 which expired on 19th February 2004.These options were granted to Marum under the incentive arrangement for work to be conducted in the reactivation of the Shawnee Project and its evaluation for diamond potential.
On 1st September 2003 the Board of directors awarded Michael Brickell, Cheryl Wilson and Nicholas Plumbridge 250,000 share purchase options each, and Isaac Moss 150,000 options. These options are exercisable into ordinary shares of the Company at a price of U.S.$0.17 at any time until 30th August 2008.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         As of December 31, 2003 , there is no person known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company's voting securities.

B.       Related Party Transactions

         The Company paid CAD$8,000 to Michael Brickell in connection with director fees and CAD$65,718 in remuneration to Cheryl Wilson as well as CAD$16,755 in office rent. The transaction were approved by disinterested directors.

The Company issued 3,094,060 shares to settle U.S.$500,000 of loan payable to a company whose director is also an officer of the Company. Current year interest expense on this loan was CAD$32,933.

C.       Interest of Expects and Counsel.

         Not Applicable.

Item 8.  Financial Statements

A.       Consolidated Statements and Other Financial Information

         The following financial information of the Company is attached to this Annual Report:

         Auditors' Report.
         Consolidated Balance Sheets for years ended December 31, 2003 and 2002. Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001, and cumulative for the period from October 16, 1978 (inception) to December 31, 2003.
         Consolidated Statements of Shareholders' Equity (Deficiency) for the years ended December 31, 2003, 2002 and 2001.
         Consolidated Statement of cash flows for the years ended December 31, 2003, 2002, and 2001, and cumulative for the period from October 16, 1978 (inception) to December 31, 2003.
         Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2003 and 2002.
         Notes to the consolidated financial statements

Dividend Policy

         The Company has never paid any dividends and does not intend to in the near future.

B.       Significant Changes

         None.

Item 9.  The Offering and Listing

A4.      Price History of Shares

         The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.OB.

         The Company's common shares were previously traded on the TSX Venture Exchange, formerly the Vancouver Stock Exchange ("VSE"),in British Columbia, Canada. Due to the high cost of re-listing and the ongoing maintenance cost on this exchange as well as the significant decrease in the VSE index and lack of liquidity, management decided to voluntarily delist from the VSE and concentrate on developing the Company's new listing on the OTC bulletin board. On January 6, 1999, the Company voluntarily delisted from the VSE exchange following approval of the NASD in December 1998 for the Company's shares to be traded on the NASD OTC Bulletin Board under the symbol "RFIVF". Prior to delisting from the VSE trading in the Company's shares was halted following a cease trade order placed on the Company on May 6, 1998 by the British Columbia Securities Commission
(BCSC) following the late filing of the audited annual statements for October 1997. This order was later revoked by the BCSC on July 10, 1998. However, the

Company was unable to remove the trading halt on the shares on the VSE as it did not meet the new minimum filing requirements. Although the Company no longer has a listing in Canada, the British Columbia Securities Commission still required the Company to meet its filing requirements which the Company did not initially comply with resulting in a cease trade order in that jurisdiction. The Company had a partial lifting of the cease trade order to allow it to satisfy the filing requirements to apply for Non Reporting Issuer status in this jurisdiction. On August 15, 2001, the British Columbia Securities Commission granted orders deeming the Company to have ceased to be a reporting issuer and removing the cease trade order.

          The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:


                                                       OTC Bulletin Board
                                                     (United States Dollars)
                                                      ---------------------
Period
------                                                 High            Low
                                                       ----            ----
April 2004                                             0.16           0.15
March 2004                                             0.17           0.16
February 2004                                          0.17           0.17
January 2004                                           0.25           0.14
December 2003                                          0.26           0.20
November 2003                                          0.31           0.17


2003                                                   High            Low
----                                                   ----            ---
                                                       0.37           0.20
Fourth Quarter ended December 31, 2003
                                                       0.36           0.10
Third Quarter ended September 30, 2003
                                                       0.17           0.05
Second Quarter ended June 30, 2003
                                                       0.07           0.05
First Quarter ended March 31, 2003

2002                                                   High            Low
----                                                   ----            ---
                                                       0.13           0.06
Fourth Quarter ended December 31, 2002
                                                       0.15           0.05
Third Quarter ended September 30, 2002
                                                       0.07           0.03
Second Quarter ended June 30, 2002
                                                       0.04           0.03
First Quarter ended March 31, 2002

                                                       OTC Bulletin Board
                                                     (United States Dollars)
                                                      ---------------------


                                                       High            Low
2003 Annual                                            0.37           0.05
2002 Annual                                            0.16           0.03
2001 Annual                                            0.09           0.03
2000 Annual                                            0.04           0.02
1999 Annual                                            0.05           0.03



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

C. Material Contracts

1. The Company has a Credit facility agreement with Epsom Investment Services N.V., a company whose director is also an offer of the Company, for a maximum amount of U.S.$250,000. This line of credit expires on December 31, 2005, bears interest at 8% per annum and is secured by the shares of the Company's subsidiaries.

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

F.       Expenses of the Issue.

         Not Applicable.

G.       Dividends and Paying Agents.

         Not Applicable.

H.       Documents on Display.

         The Company files annual reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

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

         The following table sets forth the percentage of the Company's administrative expense by currency for the years ended December 31, 2002 and 2003.

By Currency
                                                      2002            2003
                                                      ----            ----
           Canadian Dollar                          30.10%          44.30%
           U.S. Dollar                              61.30%          42.21%
           Euro                                         0%           3.40%
           Swiss Franc                                8.6%          10.09%
                                                 ----------        ---------
                                        Total         100%            100%

         Such administrative expense by currency may change from time to time. Further, the Company incurred consulting and administrative costs of CAD$205,655 and CAD$187,161 for the years ended December 31, 2002 and 2003, respectively, all of which were paid in various currencies as indicated above.

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

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment on December 31, 2005. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

Item 12.  Description of Securities Other than Equity Securities

         Not Applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.
                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  Disclosure Controls and Procedures

As of the end of our fiscal year ended December 31, 2003, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal financial controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting:
During the fiscal year ended December 31, 2003, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  Code of Ethics

We have adopted a "code of ethics" (as that term is defined in Form 20-F) (the "Code of Ethics") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.
The code is included as an attachment to this 20-F.
Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

                                    Part III
Item 17.  Financial Statements

         The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles and are expressed in Canadian dollars. All year-end financial statements have been reconciled to U.S. Generally Accepted Accounting Principles. See Consolidated Financial Statements attached.

Item 18.  Financial Statements

         If general accepted accounting principles in the U.S. are applied, there would no effect on net loss and shareholders' deficiency, except as disclosed in Note 8 to the Consolidated Financial Statements.

Item 19.  Exhibits

A1 Consolidated Balance Sheets as at December 31, 2003 and 2002.
A2 Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001, and cumulative for the period from October 16, 1978 (inception) to December 31, 2003.
A3 Consolidated Statements of Shareholders' Equity (Deficiency) Deficit for the years ended December 31, 2003, 2002 and 2001
A4 Consolidated Statements of cash flows for the years ended December 31, 2003, 2002 and 2001, and cumulative for the period from October 16, 1978 (inception) to December 31, 2003.
A5 Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2003 and 2002. A6 Notes to Consolidated Financial Statements.

B1       Exhibits:
         Credit Facility Agreement between Epsom Investment Services Inc. and Resource Finance & Investment Ltd. dated October 30, 1998, as amended.
B2       Code of Ethics

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  May 24, 2004                        RESOURCE FINANCE & INVESTMENT LTD





                              By: _____________________________
                                      Isaac Moss, Director