Form 20-F
period 2004-12-31
RESOURCE FINANCE & INVESTMENT LTD
filed 2005-06-28
CIK 877090

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ______________________

Commission File Number 0-19385

RESOURCE FINANCE & INVESTMENT LTD.

(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

(Jurisdiction of Incorporation or Organization)

10, route de l'Aéroport

1215 Geneva Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2004 was 31,156,825 on the Company’s share register, with further 4,800,000 shares reserved for issue following the Company's private placement of May 19, 2005.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        ☒ Yes [ ] No

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒	Item 18 [	]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends, which may affect Resource Finance & Investment Ltd.’s (the “Company”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to develop its properties and that such properties may not contain a sufficient scale of commercially viable minerals, as well as additional factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Information

The following tables set forth selected financial data regarding the Company’s operating results and financial position prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP) and by the accounting principles generally accepted in the United States (U.S. GAAP). Differences between Canadian and U.S. GAAP are noted below and described in Note 10 to the Consolidated Financial Statements attached. The following data has been derived from the Company’s financial statements and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002 included elsewhere in this Annual Report. Historical information for periods prior to the fiscal year ended December 31, 2001 are derived from financial statements, not included herein.

Included in the Company’s consolidated financial statements are the results of operations of Resource Finance & Investment Ltd., its two wholly owned operating subsidiaries from their respective dates of incorporation: Oregon Resources Corporation ("ORC") incorporated on September 12, 1990 in Oregon, U.S.A., and Dynamex Resources Corporation (“Dynamex”) incorporated on October 22, 2003 in Wyoming, U.S.A.

All financial information is presented in Canadian dollars (“CAD$”), unless indicated otherwise.

Canadian GAAP

(in Canadian Dollars)

Year ended	Year ended	Year ended	Year ended	Year ended
Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
2004	2003	2002	2001	2000

CONSOLIDATED STATEMENTS OF OPERATIONS

Revenues	0	0	-	-	127,485

Operating expenses	573,968	431,711	201,824	257,048	204,514

Operating loss	(573,968)	(431,711)	(201,824)	(257,048)	(204,514)

Net loss	(551,939)	(353,423)	(229,221)	(295,960)	(96,489)

Net loss per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

Loss per common share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01) )

Capital stock (number of shares)	31,156,825	27,556,825	24,462,765	20,724,409	9,962,765

CONSOLIDATED BALANCE SHEETS

Working capital	(79,732)	(72,936)	(445,828)	(216,607)	(579,216)

Resource property	167,514	16,846	-	-	-

Deferred exploration expenses	324,933	228,561	-	-	-

Total assets	951,191	251,099	2,940	9,818	21,835

Total liabilities	292,402	87,548	448,768	226,425	601,051

Deficit accumulated during the development stage	(11,127,063)	(10,575,124)	(10,221,70)	(9,992,480)	(9,696,520)

Total Shareholders’ Equity (deficiency)	658,789	163,551	(445,828)	(216,607)	(579,216)

U.S. GAAP

(in Canadian Dollars)

	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year Ended Dec 31
	2004	2003	2002	2001	2000
CONSOLIDATED STATEMENTS OF OPERATIONS

Net loss, Canadian basis	551,939	353,423	229,221	295,960	96,489
Adjustment for the write-down of resource properties and deferred exploration costs	247,040	245,407 -	-	-	-
Net loss, US basis	798,979	598,830	229,221	295,960	96,489
Loss per common share, US basis	0.03	0.02	0.01	0.01	0.01

(a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under the U.S. GAAP, since the economic feasibility of the resource properties has not been demonstrated and, as a result of applying the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” amounts would be written off.

(b)

For U.S. GAAP reporting purposes, unrealized foreign exchange translation gains and/or losses would be shown as Comprehensive Income, a separate component of shareholders’ equity. No such amounts are reflected in the foregoing as the amounts are not material.

The Company has not declared or paid any dividends on its Common Shares since its inception. The Company does not expect to pay dividends for the foreseeable future.

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (CAD) and U.S. Dollars (U.S.)for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $/U.S. $)

The following table sets forth the high and low exchange rate for the past six months and for the last five years. As of June 7, 2005, the exchange rate was CAD$1.2471 for each U.S. $1.

Month	High	Low

December 2004	1.2401	1.1856
January 2005	1.2422	1.1982
February 2005	1.2562	1.2294
March 2005	1.2463	1.2017
April 2005	1.2568	1.2146
May 2005	1.2703	1.2373

Year Ended: December 31	Average
2000	1.4855
2001	1.5487
2002	1.5704
2003	1.4008
2004	1.3017

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Notwithstanding the foregoing, the future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. We have incurred losses and negative cash flow from operations since inception. For the fiscal year ended December 31, 2004, we had a net loss of CAD$551,939 and an accumulated deficit on December 31, 2004 of CAD$ 11,127,063. The Company has not generated revenues from operations since inception and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future. See Risk Factor entitled "If We Are Unable to Raise Funds None Of Our Properties Will Be Put Into Production" below. Since the Company is currently in the exploration stage, management expects the Company to continue to suffer net losses for a foreseeable future.

If we are unable to raise funds none of our properties will be put into production. The Company’s projects are either at the early exploration stage or inactive and need future financing to continue development or begin mining operations. The exploration, development and production from the Company's properties, including the construction of mining facilities and commencement of mining operations, will require substantial additional financing. The Company is currently seeking equity and debt financing to fund further development and explorations of our properties. However, there can be no assurance that additional financing will be available in the future or, if available, that it will be available on acceptable terms or in sufficient amounts to meet the Company's capital requirements.

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

Historically, the Company has had to seek capital for exploration of the mining property due to lack of revenues. The Company has obtained funds through the private placement of its Common Shares and its current loan facility with Epsom Investment Services, N.V.("Epsom"). The Company believes it can sustain the good standing of its mineral properties until December 31, 2005 utilizing the current loan facility. If the Company is unable to obtain additional debt or equity financing it will not be able to continue the current development programs being undertaken on its properties.

The mining industry is highly speculative and involves substantial risks. There is no assurance that any mining will ever be conducted on the Company's properties. In addition, even if mining is conducted on properties known to contain significant quantities of mineralization, it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

There are no assurances that we can produce minerals on a commercially viable basis. The Company's ability to generate revenues and profits is expected to occur through development of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances and other matters. In many cases, licenses and permits are required to conduct mining operations. No applications have yet been made for necessary permits (except as noted in Item 4), and there is no assurance that such required permits will be granted. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

The prices of natural resources and minerals are subject to wide market fluctuations beyond the control of the Company. Prices of certain minerals have fluctuated widely in recent years. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Company would have a material adverse effect on the Company. If certain mineral prices were to decrease significantly, the Company could determine that it is not economically feasible to commence or continue production on one or more of its properties, the Company’s initial investment in exploration would be lost. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors, including proximity and capacity of natural resource markets and processing equipment.

The Company operates in a highly competitive industry. The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade the Company’s common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company may be subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's mining exploration properties are located in United States and Quebec, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia, Canada on October 16, 1978, under the name Coven Resources Ltd. On April 16, 1984, the name of the Company was changed to Gold Medal Resources Ltd and then to Rare Earth Resources on November 24, 1989. The Company changed to its current name on April 4, 1997. On December 2, 1994, pursuant to the authority granted at an extraordinary general meeting of shareholders of September 9, 1994, the Company applied, and received assent from the Minister of Finance of Bermuda to change its place of incorporation to Bermuda, under Bermuda's Companies Act, 1981, as amended.

The Company conducts its operations directly and through its two wholly owned U.S.A. subsidiaries: ORC, which was incorporated under the laws of Oregon on September 12, 1990, and Dynamex, incorporated under the laws of Wyoming on October 22, 2003. The Company also has majority control of Cadillac West Explorations Inc. ("CWE"), a company incorporated in British Columbia on June 8

2004. The Company's registered office is located at P. O. Box HM 1177, Par La Ville Place,14 Par La Ville Road, Hamilton HM EX, Bermuda and its administrative headquarters are located at 10, route de l'Aeroport, 1215 Geneva, Switzerland.

In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Resource Finance & Investment Ltd., ORC and Dynamex. The consolidated financial statements and financial information set forth in this Annual Report includes accounts and operations of Resource Finance & Investment Ltd., ORC and Dynamex on a consolidated basis.

The Company is a development stage company and has had no revenues from operations. The Company continues to seek additional financing in order to provide working capital. Due to insufficient working capital necessary to put the projects into production on its own, the Company's activities from 1997 to 2004 had been reduced to maintaining the Company's properties and the Company’s public reporting status and listing, while searching for future financing and strategic partners.

From inception to December 31, 2004, the Company has raised CAD$10,314,279 through the private placement of its Common Shares. In addition, the Company has also financed its activities through the use of a credit facility with Epsom. The current credit facility permits the Company to draw up U.S.$500,000. The maturity date for the credit facility is December 31, 2006. The Company intends to use its current working capital and the credit facility to maintain the projects in good standing.

B.	Business Overview

The Company’s historic business has been acquiring, exploring and, if deemed economically feasible, considering the development of natural resource properties. The Company's principal activities have been focused on the mining projects located on the following leased properties:

•	Mineral sand deposits known to contain chromite, zircon and garnet found in Oregon (the " Oregon Mineral Sands Project").

•	Properties in Kentucky containing zinc, as well as having diamond potential (the "Shawnee Project").
•	282 Mineral claims comprising 9450 hectares in Beauchastel and Dasserat Townships in Quebec known to contain gold reserves (the “Cadillac West Project”).

The Oregon Mineral Sands Project

The Company, through its wholly owned subsidiary, ORC, holds interests in and has extensive exploration data on approximately 2,598 acres of terraced mineral sands properties near Coos Bay in southwest Oregon. The Company chose these properties based on government drill hole data and the Company's exploration program that included airborne geophysics, surface sampling and trenching. Certain portions of the properties leased were first mined in the mid -1800s for gold and in the mid-1900s for chromite.

These properties contain a proven plus probable resource of approximately 3,756,500 tons containing about 13% chromite, 4% garnet with additional values in zircon and other heavy minerals. It is estimated that geological resources comprise approximately 3 million additional tons. These deposits are amenable to environmentally safe surface mining methods with concurrent reclamation of the affected areas.

In 1991, ORC undertook a major drilling and sampling program consisting of the exploration and development drilling of 550 holes for a total of 16,000 feet with 3,995 samples collected and 2,603 samples assayed primarily for chromite and zircon.

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

In April 1994, ORC obtained a Water Use Permit from the State of Oregon, and on October 31, 1994, ORC received a Conditional Use Permit from Coos County for its operations. As of June 21, 2005, the Conditional Use Permit had expired and the Company will need to reapply for a new Conditional Use Permit. In November 2002, the deadline for applying water to full beneficial use was extended by the State of Oregon to October 1, 2005. The Company is currently seeking a further extension to apply the water to full beneficial use.

In October 2004, the Company undertook additional metallurgical studies on a bulk sample to confirm and with current technology may improve on previous results. The Company is continuing to further test, analyze data, and develop markets utilizing the experience and expertise of Daryl F. Hoyt, of Foundry Sand Technology, who is a consultant to the Company.

The Company is currently undertaking market studies which are expected to reconfirm the market demand and pricing for product. To further develop the market, the Company is organizing a bulk sampling program which will provide a chromite sample for further product testing within the foundry sands industry. The Company is also undertaking further market studies on garnet, zircon and other heavy minerals contained in the property.

In May 2005 the Company purchased a 10 ton per hour wet concentrating plant. This plant will be utilized initially in the bulk sampling program to produce test product for the market, with later application in the fully commercial operation. The pilot plant is expected to be in operation by the fall of 2005.

The Company continues to seek capital for the ongoing development of the Oregon Mineral Sands Project. This ongoing development includes additional drilling to enhance the resource profile and longevity of the project, operational expenditure to establish and operate the pilot plant, contracting of dry plant and metallurgical services and selective distribution of processed material for marketing. These activities and the results therefrom will assist with the completion of a final feasibility study.

The Company will endeavor to develop this project independently, in stages, depending on the financial resources and working capital available. If the Company has available funds, it plans to perform ongoing market and metallurgical studies as well as a delineation drilling program to upgrade additional mineral reserves currently classified as probable, into the proven category. No efforts will be made unless the Company obtains additional funding. Assuming the Company completes the final feasibility study, an operating permit will then be applied for from the State of Oregon.

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

In 1992, the Company conducted a 7,000 kilometer airborne magnetic and radiometric geophysical survey over its properties and the surrounding area in the district. The Company regards this data as a significant advancement in the identification of base metal deposits. The survey was conducted, processed and interpreted using the latest techniques, and the survey results include a 100% correlation with the Company's existing knowledge of the diatremes in the district. The survey also provided insight into geological formations within the district and identified additional land positions that should be secured and explored by the Company.

The Company acquired a substantial database and mineral leases in the Kentucky area close to the Illinois border. This data, when compiled with the information extracted from the Company's airborne magnetic and radiometric survey, supported the Company's belief that the region has potential to contain lead, zinc and diamond deposits enriched in advanced metals and rare earths.

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

Based on these findings, on May 27, 2003 the Board of Directors (the "Board") announced that diamond exploration would immediately recommence on the Shawnee Project. The main objective of the program was to establish the Lollypop kimberlite as a diamond-bearing host rock. Therefore the re- activation of this project focused on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, Western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 500 hectares (1,235 acres).

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

On November 21, 2003, the Company announced the results of drill core samples submitted to two laboratories. The core rock samples were dissolved and screened and none of the samples contained diamond.

The Company continues to consider alternative exploration options in an area known to contain both zinc and fluorite exploration potential. This may involve the Company undergoing exploration activities within a joint venture arrangement or other partnership deals.

CWE Project

Cadillac West Explorations Inc. ("CWE") was incorporated in British Columbia in June 2004 and is an extra-provincially registered in Quebec. CWE was established in 2004 pursuant to an agreement dated June 3, 2004 between the Company, Victor Erickson and Andre Audet (the "CWE Agreement"). The purpose of CWE was to pursue an exploration opportunity in Beauchastel and Dasserat Townships located in northwestern Quebec. Pursuant to the CWE Agreement, CWE acquired (i) 282 mineral claims comprising of 9,450 hectares in the Beauchastel and Dasserat Townships from Victor Erickson and Andre Audet and (ii) a right to earn a 50% interest in 77 claims comprising of 2,185 hectares in the Beauchastel and Dasserat Townships pursuant to the assignment of the Norcoeur Option and the Lac Fortune Option ("collectively the Richmont Option") from Victor Erickson and Andre Audet. The sole shareholders of CWE are as follows: Resource Finance & Investment Ltd., Victor Erickson and Andre Audet. Under the CWE Agreement, the Company will own 70% of CWE with the remainder being owned by Victor Erickson and Andre Audet.

Since the organization of CWE, the Company has invested approximately $700,000 into CWE. The funds have been expended primarily on geophysics, geochemistry and diamond drilling to demonstrate the validity of the exploration models proposed for the area by the project originators, two experienced professional engineers. Its recent activities since 2004 include two surveys: Summer 2004 Survey and Winter 2004 Survey. The Summer 2004 survey was conducted to meet the Ministry of Natural Resources assessment work requirements and to provide the basis for further exploration, more specifically for the identification of drill targets on the Cadillac Break. The purpose of the Winter 2004 survey on the Richmont Option was to commence preliminary drilling to test the proposed deposition models.

Subject to obtaining additional financing, the next stage of exploration on the CWE claims will comprise of core drilling. CWE anticipates that it will fund its exploration through equity financing.

Project Overview

A brief review of the historic mine production for western Quebec demonstrates the significance of the numerous long-lived gold and polymetallic mines in the region. Rouyn-Noranda itself is internationally recognized as home to several world-class VMS base metal deposits, which have also yielded an aggregate of about 14 million oz of gold. In addition, the camp has produced a further 4 million oz. from about 20 “gold-only” deposits.

The 200km-long Cadillac-Larder Lake Deformation Zone, which extends from Kirkland Lake in Ontario to well east of Val d’Or in Quebec, has been a major source of gold in this region since the 1920’s. The structure has yielded large new deposits in recent years and is currently the active focus of deep exploration drilling. The Kirkland Lake area mines (including Kerr Addison) produced an aggregate of 37 million oz from the Larder Lake segment of the fault zone, while in Quebec, the deposits situated along the structure, generally referred to as the Cadillac Break, have produced about 36 million oz gold according to government records. While many of the mines have been depleted and are closed, certain deposits continue to produce, such as the Doyon and LaRonde deposits which currently produce at a combined rate of about 500,000 oz per year. In addition most of the Cadillac Break from Noranda to well east of Val d’Or is now under active exploration. Many of the old mines are now being explored for mineral potential at depth, and the Kirkland Lake mines are being re-examined with success.

A section of the Cadillac Break west of Noranda has never been explored because of technical obstacles presented by a locallized cover of Proterozoic Cobalt sediments and the perception that the depth of cover precluded effective exploration. This section contains syenite intrusions either within or immediately adjacent to the Cadillac Break that are partially to completely obscured by the cover. This environment resembles those of the Malartic and Kirkland Lake camps where the combined production from several deposits related to the Cadillac Break amounted to about 7 million and 24 million ounces of gold respectively. More than 24 km of this unexplored section of the Cadillac Break (in Beauchastel and Dasserat Townships) is held by CWE, and is the principal focus of the Cadillac West Project.

Potential for gold mineralization extends for several kilometers to the north of the ‘Cadillac Break’ as evidenced by the Francoeur, Arntfield and Wasamac deposits. These shear-hosted deposits occupy second and third order strucures related to the ‘Cadillac Break’ but are far enough away to be classed as distinct systems.

In addition to gold, the region is geologically prospective for base metal VMS mineralization. The nearby Aldermac copper-rich massive sulphide deposit occupies a favourable rhyolite unit that extends westward into central Dasserat Township and underlies a large portion of the CWE ground.

In order to diversify exploration opportunity and risk, management optioned a large claim block from Richmont Mines where past production and extensive exploration has established a high potential for economic gold mineralization.

C.	Organizational structure

The Company has two wholly owned subsidiaries: ORC, an Oregon corporation which operates the Oregon Mineral Sands Project, and Dynamex, a Wyoming corporation which operates the Shawnee Project. The Company is also a seventy percent (70%) shareholder of CWE, a Quebec corporation which operates the Cadillac West Project.

D.	Property, Plant, Equipment and Mineral Property Costs.

1.	Oregon Mineral Sands Project

Oregon Sands Property

In the early 1990’s the Company leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits containing chromite, zircon, ilmenite, rutile, garnet and possibly gold in Coos County, Oregon. The lease covering 320 acres (Yoder-Miller Property), known as the Shepard Deposit was renegotiated in 2003. The lease of the mineral rights on 1,696 acres which is the subject of the Weyerhauser Lease is in legal review with in house counsel for Weyerhauser. Management is expecting the lease to be executed with terms that encourage the early development of the respective properties.

1.	The Yoder-Miller Property

By a lease dated January 9, 2003, among ORC, Sarah Jane Yoder-Miller, Edwin A. Yoder and June Marie Yoder, the Company leased approximately 320 acres of property located approximately 12 miles southwest of Coos Bay, representing 20% of the proven reserves of the Oregon Mineral Sands Project ("Yoder-Miller Property"). The lease is for an initial term of five years and requires a lease payment of U.S.$6,400 per year. The owners of the Yoder-Miller Property are also entitled to a production royalty of U.S.$0.8751 per ton of ore mined and removed from any portion of the Yoder-Miller Property. The principal mineral deposit identified on the Yoder-Miller Property is known as the Shepard deposit. According to the United States Bureau of Mines, the Shepard deposit contains 257,500 metric tons of heavy mineral sands averaging 17.2% chromite. Also, according to the U.S. Bureau of Mines, the known extensions of the Shepard deposit total over 1.8 million metric tons of heavy mineral sands averaging 8.2% chromite.

2.	The Weyerhauser Lease (formerly known as Bohemia/Williamette Industries)

By a mining lease made as of June 12, 1992 (the “Bohemia Lease”) between Bohemia, Inc., as lessor ("Bohemia Inc.") and ORC and the Company, as lessee, ORC and the Company leased approximately 1,696 acres of property located approximately 10 miles southwest of Coos Bay, Oregon (the “Bohemia Property”) for an initial term of ten years. The lease was allowed to expire in 2000. In 1992 Bohemia Inc. was acquired by Willamette Industries Inc. ("Willamette") and in its new corporate status sold the Bohemia Property to Rosboro Lumber Company while retaining all the mineral rights both on and below the surface. Thereafter, Weyerhauser Company acquired Willamette and became the current owner of the mineral rights on the Bohemia Property.

The principal mineral deposits identified on the Bohemia Property are known as the South Seven Devils Deposit and the North Seven Devils Deposit. According to the United States Bureau of Mines, the two Seven Devils deposits contain approximately 1.2 million metric tons of heavy mineral sands averaging 14.9% chromite. The deposit also contains zircon, garnet, ilmenite, and rutile. A portion of the South Seven Devils Deposit was mined for chromite during World War II.

Property Owned in Coos County, Oregon

The Company owns four undeveloped lots in the Sansaria subdivision totaling less than one acre located in Coos County, Oregon. This property was acquired in order to provide a buffer between the Oregon Mineral Sands Project and a certain gated community.

The Company owns one-half interest in the mineral, oil and gas rights on approximately 600 acres of property in Coos County, Oregon (the “Westbrook Property”), except (i) a 1/8 royalty on all oil, gas and associated hydrocarbons produced and sold from this property, (ii) a royalty of 5% on the gross proceeds received from the sale of minerals, except for gold and common varieties of: sand, clay and gravel, and (iii) a 10% royalty of the gross proceeds received from the sale of gold owned by International Paper Realty Corporation.

The principal mineral deposit identified on the Westbrook Property is known as the Section 4 deposit (which extends in part off the southeast corner of the Westbrook property onto the Bohemia property). According to exploration results of the United States Bureau of Mines and the Company, the Section 4 deposit contains approximately 600,000 metric tons of mineral sands.

Geology of Mineral Sands Placers

The Oregon Mineral Sands Project is located in the Cape Arago district. Exploration by the U.S. Bureau of Mines and the Company has identified heavy mineral deposits in the Cape Arago area of southwest coastal Oregon. Exploration data shows the existence of multiple minerals including chromite, garnet, zircon, ilmenite and magnetite in several ancient mineral sands deposits.

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

The Company has conducted an exploration and property acquisition program in southwestern Oregon. The exploration program consisted of geological mapping, drilling, sampling and geophysical surveys. Additional drilling is expected to provide information on the extent and grade of known higher-grade mineral sands deposits and the presence of other buried deposits. As a result of the 1991 drilling program, the Company has established a proven resource of 2,111,000 tons with an average grade of 12.9% chromite and .8% zircon. In addition to the proven and probable deposits, probable reserves total approximately 7,000,000 tons. The Company's consultants in Australia processed and analyzed an 8.2 tons bulk sample of mineral sands from one of its deposits in May 1993. The results of this analysis and processing provided additional information regarding the feasibility of producing chromite and garnet from the project.

The Company completed an airborne geophysical survey specifically designed to identify hidden mineral sands placer deposits and has completed regional mapping and sampling. The aerial survey shows several magnetic anomalies that the Company believes may indicate further high-grade mineral sands occurrences that have not yet been discovered through surface exploration. Detailed drilling will be required to confirm whether such high-grade deposits are present.

Mineral Commodities Obtained from Mineral Sands

The mineral sands of southwestern Oregon contain the minerals chromite (a mixed iron, magnesium, aluminum and chromium oxide), garnet (iron, magnesium and aluminum silicate). zircon (zirconium silicate), ilmenite and rutile (titanium oxides) The uses of these products are described in following paragraphs.

Chromite is used in the manufacture of stainless steel and chrome alloys. The United States currently has no supply from domestic chromite mines other than recycled material and imports its chromite from the Republic of South Africa, Turkey, Zimbabwe and the former Yugoslavia. Western industrialized nations are almost totally dependent on these foreign sources of chromite, some of which may be unreliable. Based on testing, the Oregon chromite is well suited as a foundry sand. Foundry sand is a higher value product vs. feed for the ferrochrome industry. The worldwide consumption of foundry sand chromite is close to ½ million tons with approximately 80,000 tons consumed in USA markets. Both Chromite and zircon are used extensively as foundry sands.

The Company believes that the demand for zircon has grown substantially during the past decade, resulting from zircon's expanding use in refractories, high-grade castings, advanced ceramics and light metals and from the diminishing quantities of zircon ore that can be mined at low cost.

Rutile and ilmenite are the world's principal source of titanium oxide used in the manufacture of non-toxic paints, plastics and paper products and are the only source of the strategic metal titanium

The main use of garnet on the West Coast of the United States is as silica-free material in the precision metal cutting and sand blasting industries. The garnet market is expanding because it is a silica-free abrasive. Silica, in the form of sands for sand blasting, can cause silicosis, a debilitating lung disease caused by fine silica particles becoming lodged in the lungs. Garnet is used in aqua-jet blasting. It is a good all round fine abrasive. Oregon garnet has been comparison tested and it has been determined to be suitable for the higher unit value product as a water jet abrasive feedstock. According to the President of Calypso Water Jet Cutting, Huston, Texas, which is the third largest in the water jet cutting industry, the estimated USA waterjet market consumes an estimated 60,000 tons per year of garnet.

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

Mineral Reserves

As a result of the Company's 1991 drilling program on the four deposits referred to above, the Company has established proven plus reserves of 2,100,000 short tons of ore. The Company retained TMSC to produce a report on the 1991 drilling program. TMSC provided a report dated November 1991, updated by a report dated August, 1993, which confirm the proven and probable reserve of 2,100,000 short tons of mineral sands. TMSC concluded that only the reserves on the South Seven Devils, North Seven Devils and Shepard deposits possessed mineable grades. Therefore, TMSC calculated aggregate proven reserves of 1,387,000 short tons at a grade of 14.9% chromite on those three deposits.

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

Conceptual Mine Plan

The heavy mineral sand operation’s main components are excavation equipment, wet and dry mills, laboratory and storage facilities. Excavation will comprise rubber-tired front end loaders and trucks to extract and move the mineral sands material. The soil and overburden materials will be stockpiled adjacent to the working site which allows for ready access and retrieval during the ongoing backfill and reclamation program.

Processing Plants

In May 2005, the Company purchased a 10 ton per hour wet concentrating plant for U.S.$215,000. Initially, this plant will be used for obtaining product for testing in the market and thereafter be incorporated into the commercial operation.

The wet mill separation stage will reduce the bulk of the material being handled and produce a rough concentrate which contains the majority of the heavy minerals. The wet mill will screen and wash the sands. Gravity separation of minerals is accomplished by passing a water/sand slurry through a series of spiral coils. As the sand slurry slides down the spiral ramps, more dense grains move to the lower, inside edge of the ramp and less dense grains move toward the higher outer edge, effecting their separation.

The dry separation of the minerals will be achieved by using a combination of both magnetic and electrostatic separation equipment. High-intensity magnets separate magnetic from nonmagnetic heavy mineral grains. The higher magnetic products, including magnetite and ilmenite, would be removed from the chromite and garnet fraction. High-iron garnets would be separated electrostatically from the magnetic chromite. The nonmagnetic zircon and rutile concentrate would be processed by gravity methods.

Processing would include additional magnetic and electrostatic separations to produce final products. The mineral products would then be sold to various processors or mineral users.

If the Oregon mineral sands project proceeds, the Company's market strategy will be able to produce two products initially, followed by the later development of stockpiled byproduct minerals. Initial production will focus on chromite, garnet and may be followed by production of zircon, rutile, ilmenite and magnetite. The Company's market strategy may change from time to time in response to changing market conditions and new information about the mineral deposits available to the Company.

2.	The Shawnee Project

The Company currently leases approximately 527 acres in Crittenden County, Kentucky for the purposes of exploring for base metals. All leases are now held in the Company’s subsidiary Dynamex. The material terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:

Stalion Lease No. 1

By a mining lease made as of July 27, 1992, and renegotiated on Jul 27, 1997 and 2002 (the “Stalion Lease No. 1”), between Daniel H. Stalion, as lessor, and Moodie Minerals Inc. (“Moodie”) as lessee, as assigned to the Company, the Company leases approximately 90 acres in Crittenden County, Kentucky. The current lease agreement expires on July 27, 2007 and requires annual lease payments of U.S.$540 (paid to date) to keep this lease agreement in good standing. The Stalion Lease No. 1 contains an option to purchase mineral and mining rights for U.S.$55,000.

Millikan Lease

By a mining lease made as of May 26, 1992, and renegotiated on May 26, 1997 and 2002 (the “Millikan Lease”), between Douglas Millikan and Otis Millikan, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 84 acres in Crittenden County, Kentucky. The current lease agreement expires on May 26, 2007 and requires annual rental payments of U.S.$2,400 (paid to date) to keep the agreement in good standing. The lease contains an option to purchase mineral and mining rights for U.S.$150,000.

Stalion Lease No. 2

By a mining lease made as of May 8, 1992 and renegotiated on May 8, 1997 and 2002 (the “Stalion Lease No. 2”), between Royster and Mary Evelyn Stalion, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 52 acres in Crittenden County, Kentucky. The original holders of this lease are now deceased and a new lease has been entered into with the beneficiaries, Mary R Singleton, Neil and Carla C. Stalion and Barbara Jo Stalion. The new lease is for a term of five years expiring on May 8, 2007, with annual rental payments of U.S$1,800 (paid to date) to keep the agreement in good standing. This lease agreement includes an option to purchase mineral and mining rights for U.S.$60,000.

Grimes Lease

By a mining lease made as of May 13, 1992 and renegotiated on May 13, 1997 and August 5, 2002 (the “Grimes Lease”), between T.R. and Joanna Grimes, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leases approximately 149 acres in Crittenden County, Kentucky. The current lease agreement expires on August 5, 2007 and requires annual lease payments of U.S.$1,200 (paid to date) to keep the agreement in good standing. The Grimes Lease contains an option to purchase mineral and mining rights for U.S.$100,000.

Harold Croft Lease

By a mineral lease with purchase agreement made as of June 22, 1995, between Harold and Joyce Croft ("Croft"), as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leases 95.5 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S.$500, for years 2000 to 2004 the payments are U.S.$1,000, for years 2005 to 2009 the payments are U.S.$1,500, and for years 2010 and subsequent the payments are U.S.$2,500. The Company shall pay a production royalty of 3.5% based on a net smelter return, in addition to annual rental plus compensation for surface use. The Company has an option to purchase the leased property within ninety (90) days of commencing the commercial operations at a purchase price equal to 1.5 times the Fair Market Value (“FMV”) of buildings and raw land, 2.0 times FMV of residence, and 1.0 FMV of growing crops.

Franklin Croft Lease

By a mineral lease agreement made as of August 2, 1995, between Franklin G. Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to the Company, the Company leased 55.25 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S.$550, for years 2000 to 2004 the payments are U.S.$1,100, for years 2005 to 2009 the payments are U.S.$1,650, and for years 2010 and subsequent the annual payments are U.S.$2,750. Furthermore following cessation of Franklin Croft's right to use all or a portion of the surface of the premises, the Company shall pay, within a reasonable period of time, to Franklin Croft a) a one time payment of 1.5 times the Fair Market value (FMV) of such portion of the premises as compensation for his loss of the use of the affected portion of the premises; b)1.5 times the FMV of buildings and structures, except for his personal residence which shall be 2 times the FMV; c) FMV of timber or growing crops.

All calculations of acreage referred to above have been made by the Company based upon both public and private records made available to the Company as well as information provided to the Company by the other parties to the agreements.

The following leases representing approximately 913 acres have expired and are currently being renegotiated:

Holloway/Harris Lease

By a mining lease made as of May 26, 1992 and renegotiated on May 26, 1997 (the “Holloway/Harris Lease”), between Dorothy Holloway and Blondale Harris, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 424 acres in Crittenden County, Kentucky. The lease payments were U.S.$3,600 per annum. The lease contained an option to purchase mineral and mining rights for U.S.$150,000. The lease agreement expired on May 26, 2002. Both Holloway and Harris are now deceased and this lease is currently being renegotiated with the beneficiaries.

K.K. Mining Lease

By a mining lease made as of May 28, 1992 (the “K.K. Mining Lease”), between K.K. Mining Company Inc., as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S.$1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S.$100,000. This lease expired on May 20, 2002 and is presently subject to renegotiation with the holders.

Moxley Lease

By a mining lease made as of May 20, 1992 (the “Moxley Lease”), between Rosa L. Moxley, as lessor, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 45 acres in Crittenden County, Kentucky for a term of ten years for annual rental payments of U.S.$360. The Moxley Lease contained an option to purchase mineral and mining rights for U.S.$15,000. Rosa Moxley is deceased. This lease expired on May 20, 2002 and is presently subject to renegotiation with the beneficiary Patsy Murphy.

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

The Moodie Agreement

By an agreement dated April 21, 1992 between Moodie and the Company, Moodie and ORC agreed to combine their respective aeromagnetic data. Pursuant to a subsequent agreement dated January 18, 1993, between Moodie and the Company, Moodie assigned all of its rights, title and interest in and to the leases referred to in the table below to the Company in consideration of the payment, upon work performed, of professional consulting fees at the rate of U.S.$320 per day with a maximum fee of U.S.$6,400 per month plus reasonable expenses, the issuance of options to purchase up to 15,000 Common Shares of the Company, a 5% net profits royalty, 5% of the profit derived from the sale by the Company of any of the properties and a 5% finder's fee with respect to all financing activities on the Kentucky Property resulting from the introduction by Moodie. This agreement superseded the April 21, 1992 agreement between Moodie and the Company.

Mineral Ownership	Approximate Acreage

K.K Mining Company	444
Royster Stalion	40
Millikan/Miller	101
Holloway Harris	425
Rosa Moxley	50
T.R.Grimes	150
Wade Bunton	250
W.Brown	100
N.Travis	150
J.Champion	200
R.Hearell	143
Clement Heirs	113
D.Stalion	50
Ozark Mahoning Company	133
Alben Barkley	150
Croft	100

Total	2599 acres

On May 27, 1997 an addendum to the agreement of April 21,1992 was entered into, covering a Second Area of Interest, in the County of Crittenden, in the State of Kentucky. This Second Area of Interest covers the following areas of mineral ownership:

•	An inherited interest in Salem Fluorspar Corporations mineral rights near Smithland, Livingston County, Kentucky (approximately 1,200 acres)

•	Shouse Skelton mineral rights between Joy, Kentucky and Carrsville, Livingston County, Kentucky (approximately 1,000 acres)

•	Inherited Fritz mineral rights, Crittenden County, Kentucky, near the Columbia Mine (approximately 60 acres)

•	Junior mineral rights near Mary Belle mine, Crittenden County, Kentucky (approximately 40 acres)

Within this Second Area of Interest, Moodie have been granted a 10% interest in any income received from a third party in the event of a sale to a third party, and 10% of the net profit derived from the Second Area of Interest

On April 8, 1999, a further amendment was entered into to extend the Area of Interest to encompass in their entirety the Counties of Crittenden and Livingston in the State of Kentucky and the Counties of Hardin, Pope and Saline in the State of Illinois with the exception of certain properties acquired by Moodie through inheritance and personal acquisitions set forth in the table above.

Currently, Moodie’s services are used on a limited basis by the Company, all outstanding fees and expenses have been paid to date and with the project at its current stage, there remains no outstanding liabilities on this agreement.

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

The Cadillac West Property

Pursuant to the CWE Agreement, the Cadillac West property was acquired by CWE. The Cadillac West property covers approximately 12,750 hectares in Beauchastel, Dasserat and Rouyn Townships, and lie immediately west of the mining center of Rouyn-Noranda, Quebec. CWE owns outright 306 claims covering 10,565 hectares; and holds an option to earn a 50% interest from Richmont Mines Inc. in a further 2185 hectares in 77 claims that surround the Francoeur mining concession (the "Richmont Option"). The Richmont Option was acquired by Andre Audet and Victor Erickson from the Richmont Mines Inc. of Rouyn-Noranda Quebec pursuant to a letter agreement dated April 30, 2004. Pursuant to the CWE Agreement, Andre Audet and Victor Erickson agreed to assign the Richmont Option to CWE. The majority of the CWE's claims were staked in 2002.

The Richmont Option was acquired by CWE early in 2004 to diversify the types and risk of the CWE's exploration targets. In November 22, 2005, the Richmont Option will be partitioned into two separate entities, namely Norcoeur and Lac Fortune. Either or both options may be terminated without penalty at any time by CWE.

The Norcoeur Option is comprised primarily of the Arntfield and Arncoeur properties which represent respectively eastern and western extensions of the Francoeur Shear. The southern half of the Arntfield property produced 530,000 tons at 0.12 oz/ton, mostly prior to World War II.

The Lac Fortune Option hosts the oldest known deposit in the region, dating to 1907. Underground exploration under the direction of Richmont has defined a currently uneconomic resource of 250,000 tons grading 0.16 oz/ton. The southern limit of this option also covers about five kilometers of the Cadillac Break.

General Geology & Exploration

The Cadillac West Project is located within the Noranda volcanic complex, which is part of the Archean Abitibi Greenstone Belt. This complex is bounded to the north by the Porcupine-Destor Fault and on the south by the Cadillac-Larder Lake Fault. It is comprised of the geochemically distinct Stoughton-Roquemaure mafic to ultramafic units, Kinojévis tholeiitic units, and the Blake River calc-alkaline group. Together, the sequences form a volcanic pile twenty-five kilometers thick.

Gold mineralization in the region is controlled primarily by major crustal sutures that mark the traces of Archean subduction zones. The Cadillac Break, also referred to as the ‘Cadillac – Larder Lake, Malartic – Larder Lake Deformation Zone and Cadillac Tectonic Zone, traces the boundary between an Archean volcanic land mass on the north and an oceanic plate to the south. The southern plate comprised of ‘Pontiac Sediments’ was driven beneath the volcanic terrains to the north at about 2700 ma. Volcanism related to the waning stage of this activity introduced granitic bodies (syenites and tonalities) along the trace of the Cadillac Break and along parallel second-order shears for up to several kilometers north of the parent structure. These volcanic centers, now marked by deeply eroded stocks, dykes and plugs, are scattered along the entire length of the Cadillac Break.

The mineralizing events spanned several million years, beginning during the late stages of felsic volcanism and continued through a period of crustal adjustment that created fracture systems to accommodate fluid migration. Gold deposits are found mainly in second- and third-order structures in the volcanics within a few kilometers north of the Cadillac Break. Typical gold deposits, including the Sigma, Lamaque, Camflo and Kiena Mines, which tend to be medium-sized, individually produced between one to four million ounces. Large complex deposits found directly in or very near the Cadillac Break include the Malartic, Kerr Addison, Kirkland Lake and Doyon – Bousquet – LaRonde Mines, each producing in excess of 7 million ounces. With few exceptions, gold deposits are intimately associated with felsic intrusives that mark the centers of late-stage volcanic events.

The only section of the Cadillac Break that has not been extensively explored lies west of Noranda where a 35-km section is covered by a layer of early Proterozoic sediments preserved by down-faulting. It extends eastward from the 11+ million-ounce Kerr Addison Mine at Virginiatown, Ontario, to the western boundaries of the Noranda camp, which itself has produced roughly 18 million ounces of gold. The covering sediments occupy a depression of undetermined but possibly modest depth and form a ridge of prominent hills rising 150 to 200 meters above the Archean plateau. The total depth of cover is clearly variable since a three-kilometer long Archean outcropping that includes the Guinard syenite stock occupies an “island” in Cobalt sediments directly on the projection of the Cadillac Break. Also, while Cobalt cover is known to extend to depths of several hundred meters near the Ontario border and the nearby Milky Creek Fault, CWE drilling north of the Guinard target encountered only 37m (vertical thickness) of the cover.

The Archean basement located in the Francoeur Mine region is influenced by both the Guinard syenite to the south and the Aldermac Intrusive to the north. The area is host to synvolcanic rhyolite-hosted VMS base metal deposits and to shear-hosted gold mineralization. The Aldermac Mine produced 34,000 tons of copper from 2.1 million tons of ore, while the combined past production, reserves and resources for gold deposits situated along the 10 km corridor related to the Francoeur and Wasamac structures amounts to 1.5 million ounces. Gold mines occupy second-order structures that are nearly certain to tap the Cadillac Break at depth. The timing of mineralization and its relationship to nearby last stage syenitic plutons has not been studied. However, the idealized north-south section drawn from the Cadillac Break to the Francoeur Mine demonstrates the possible relationship between the deep-seated Cadillac Break and second-order mineralized structures in the region.

The southern half of the Arntfield property, in addition to limited historical gold production, has seen semi-methodical (mainly tax-shelter) drilling for well documented north-dipping shear-hosted mineralization. However, the potential for economically attractive steeply south-dipping vein mineralization remains largely unexplored, as is the northern half of these claims.

Modern exploration on the Lac Fortune property as described above has focused primarily on developing the modest resource identified in the 1980’s in a series of moderately dipping mineralized shears. However investigations have stopped short of the search for feeder systems.

Cadillac West Exploration

Summer 2004

During the summer of 2004, CWE conducted a $380,000 exploration program on its 100%-owned claims to meet Ministry of Natural Resources assessment work requirements, and to provide the basis for further exploration, particularly to define drill targets on the Cadillac Break.

In summary the program comprised:

•	a helicopter-borne magnetic survey by McPhar Geosurveys Ltd. covering all of the property including the Richmont Option;

•	a time-domain helicopter-borne electromagnetic (THEM) survey performed by McPhar over the Dasserat North, Gan and the northernmost Kekeko claims;

•	a lithogeochemical outcrop sampling program in the relic Proterozoic Cobalt sediments on the Kekeko and Kanasuta claim groups overlying both traces of the duplexed Cadillac Break;

•	a satellite image and airphoto structural analysis by Meridian Mapping covering primarily the smaller, scattered claim groups in central and eastern Beauchastel Township; and

•	prospecting and mapping of the Kekeko and Dasserat North claim groups.

High Resolution Magnetic Survey

The magnetic survey provided a pseudo-lithology map which has enhanced the understanding of the geological and structural features of Archean strata north of the Cadillac Break, but more importantly yielded information on the unexplored basement geology obscured by the Proterozoic Cobalt sediments along the Cadillac Break. Preliminary Interpretation of survey data by a McPhar geophysicist identifies a number of syenitic intrusive centres along the southern branch of the duplexed Cadillac Break. These are inferred from anomalies that extend from the Dasserat Township boundary easterly, through the Guinard intrusive, to south-central Beauchastel Township. The magnetic survey also shows several groups of cross-cutting fault systems linking the two branches of the Cadillac Break.

Lithogeochemical Survey

The Summer 2004 lithogeochemical program sampled 2233 Cobalt sediment outcrops on the Kekeko and Kanasuta claim blocks with the objective of identifying leakage of late-stage mineralization from the underlying Archean basement. All samples, at least 1 kg in size, were trimmed with a diamond saw to remove any surface contamination, shipped to Vancouver, and were analyzed for gold, silver and related trace elements at Acme Laboratories. While values were generally low (as anticipated) several multi-element anomalies stand out. These are located either directly over or in close proximity to intrusive centres previously identified or implied by the magnetic profiles, particularly in association with the Guinard, and other suspected intrusions to the east.

Late in 2004 an additional 276 rock samples were taken on the Richmont claims located immediately west of CWE ground, from the Guinard intrusive and its western extension. Preliminary evaluation shows a zone of elevated gold, barium and tungsten values extending eastward from the trace of DDH RO-01 for roughly 600 meters to the boundary of 100% CWE claims, and continuing for an additional 1600m eastward as a multi-element anomaly.

Electomagnetic Survey

The deep-penetrating helicopter-borne E-M survey was conducted on limited portions of the property where geological conditions were favourable for VMS deposits. Results show a number of weak to moderately strong conductors. These will be fully assessed and interpreted following a complete compilation of historical data for the areas.

Winter 2004

The Winter 2004 drilling program on the Richmont Option was conducted to meet two principal objectives:

•

commence preliminary drilling to test the proposed deposition models, that is: explore for structure and mineralization related to the Guinard syenitic intrusive, but obscured by Proterozoic sediments along the Cadillac Break test for feeder systems related to the Lac Fortune deposit;

•	test for south-dipping vein- or other shear-hosted mineralization in the Arntfield and Arncoeur areas; and

•	commence fulfillment of the $500,000 exploration commitment made in respect of the Richmont Option.

A total of 2496 meters of BQ calibre core was recovered from seven holes, details of which are tabulated below. All of the proposed Richmont targets were tested except for the Arncoeur, with promising results, as discussed below under the respective headings.

Winter 2004 Drill Hole Summary

Hole	UTM Coordinates		Dip	Length	Direction	Purpose
RO-	East	North		(Meters)	Azimuth
01	628008	5338017	-50	732.00	180 deg	Guinard Intrusive and Cadillac Break
02	627013	5338805	-51	459.00	330 deg	Test below Lac Fortune vein system;
03	627007	5338823	-45	152.00	150 deg	Hole southward, under Lac Renaud
04	628540	5340690	-52	400.30	360 deg	Arntfield structure, near Francoeur boundary
05	628540	5340590	-50	437.00	360 deg	Arntfield structure, near Francoeur boundary
06	629619	5340369	-50	116.00	180 deg	Arntfield structure, about 1000m east of #4.
07	629619	5340469	-50	200.00	180 deg	Arntfield structure, about 1000m east of #4.

Exploration Targets & Drilling Results

Targets that have been selected for further exploration cover the full spectrum of geological potential. Those located directly on or immediately adjacent to the Cadillac Break are obscured by overlying Cobalt sediments. Current focus is on the Kanasuta and Kekeko regions where magnetic and coincident geochemical anomalies imply a potential for syentite-hosted gold mineralization. The southwestern section of the Richmont Option located along the Cadillac Break is similarly prospective and will be examined in due course.

Shear-hosted systems mined at the Francoeur and Arntfield deposits are also of particular interest at the present time. These follow shears striking either or slightly northeast or northwest and, prior to 1990 gold was found only along 35 and 50 deg. north-dipping shears. These are historically reported to be controlled in part by stratigraphy; and marked by very fine-grained brick-red alteration containing fine pyrite grains with very little quartz. Accordingly, virtually all surface drilling has been directed north to south, usually at 50 deg. off the horizontal, with the exception of a limited number of vertical holes.

In the early 1990’s, Richmont Mines Inc., exploring from underground, discovered a structurally controlled south-dipping gold system with mineralogical features similar or identical to those seen in the north-dipping structure. This discovery was significant to the economics of Richmont’s operations at the Francoeur Mine. The presence of mineralized south-dipping structures presents the possibility that similar systems will be found on strike from the mine area and on parallel structures in the region generally. The geometric relationship between the two shear systems suggests the possibility that moderately north-dipping zones form as ladder shears structurally bound and controlled by steeply south-dipping faults plumbing the system from depth. Extending this concept east and west to the Arncoeur and Arntfield sectors respectively, and south to the Lac Fortune deposit offers exploration potential not considered by earlier workers. Targets on the Francoeur-Arntfield shear system will demand far less initial exploration commitment than those on the Cadillac Break, and if successful, will benefit from extensive mining infrastructure already in place.

Other less-developed targets on the Company’s claims include a strong but poorly explored shear zone on the Gan claims and under-explored base potential on the North Dasserat ground.

Three of the eight principal exploration targets discussed below, were developed as a result of the acquisition of the 50% option on the Richmont Mines Inc. claims. Target #1A straddles the boundary between 100%-owned CWE claims and the Richmont Option, and was developed in part from analysis of Richmont data and geology, augmented by results of the aeromagnetic and lithogeochemistry surveys described above.

Target #1 – Cadillac Break:

#1A - Guinard

This target was briefly explored prior to 1940 by shallow drilling, surface trenching, and a 65 ft shaft. Quartz stringers carrying pyrite, chalcopyrite and minor gold were reported from a syenite porphyry plug and a related dyke. The plug is exposed in sub-cropping over an area about 800m in diameter on an “island” of Archean strata that protrudes through Proterozoic sediments on the southernmost claims optioned from Richmont. However, the magnetic data shows it forms an irregular massive body at depth that extends at least a km east and west from the outcropping. To the east, the intrusive extends well onto 100% CWE ground where results from rock geochemistry show a well-defined multi-element anomaly. This section of the Cadillac Break is unexplored except for a small amount of near-surface drilling conducted in the distant past.

This is a particularly compelling target because felsic intrusives within the Cadillac Break are always mineralized to some degree. Gold mineralization in the Malartic camp is closely associated with syenitic stocks and dykes over a strike length of 10 kilometers. The East Sullivan stock near Val d’Or carries a large number of strong gold showings and hosts the East Sullivan VMS deposit.

DDH RO-01 was drilled in February 2005 near the southern limit of the Richmont claims on the south shore of Lac Renault to test a section of the Cadillac Break where it forms a broad shear-zone that incorporates the Guinard syenite intrusive. It was collared in Proterozoic sediments in line with the geometric center of outcropping syenite to the south. From the collar location, it was estimated that a 700-meter long hole would cut about half the stock if it proved to dip vertically, and that it would effectively cut the entire body if it followed regional stratigraphic trends seen in Archean strata to the north.

Archean basement was intersected at a depth of 57 meters, beneath which syenite and feldspar porphyry intrusives alternate with mafic volcanic rocks and metasediments for the remainder of the hole (732 meters). The core shows strong to intense pyritic mineralization and silicification over more than 300m in all country rocks. Shearing ranges from moderate to strong as a pervasive foliation, with a few locally intensely sheared structures.

Syenites display strong to moderate reddish hematite alteration similar to that seen in Kirkland Lake mines to the west. Pyrite increases with hematite alteration but gold values remained low even where elevated pyrite was encountered over significant intervals. Elevated pyrite is seen in silicified volcanics and in the sediments as well. However none of these carry significant gold values except for a few short intersections. It is evident that these rocks were subjected to strong hydrothermal alteration over a true width of at least 300 meters.

In light of the broad zone of strong hydrothermal alteration encountered, the low gold values are disappointing. However, the size and strength of the alteration zone is impressive. This system has not been tested previously and remains open westward along a linear magnetic anomaly and eastward where anomalous gold values are seen in the geochemical survey conducted late last year. Consequently, several additional deep tests are warranted.

#1B – West Kekeko

This very prominent target in the Kekeko block is completely underlain by Cobalt sediments. It is located on the north flank of a magnetically inferred intrusive on the south trace of the Cadillac Break, where basement magnetic response suggests a convergence of inferred faulting from the northwest and a linear cross-structure from the northeast. The 2004 lithogeochemical survey shows a well defined multi-element anomaly at this location that is best explained as leakage from a mineralized center in the underlying Archean strata.

#1C –Central Kekeko

This target is completely covered by Cobalt sediments where differential erosion has left a broad ridge terminated to the north and south by abrupt cliffs, and lies south of the long exploratory hole drilled by Globex in 2001 that bottomed about 500m north of the CWE boundary. Results of the Globex hole were significant in that it detected elevated gold values in altered syenite near the bottom of the hole. The target is centered on a multi-element geochemical anomaly measuring about 1.5km in diameter that coincides with a disrupted magnetic anomaly.

#1D - Kanasuta

The Kanasuta target is situated on the margins of a major volcanic center marked by a syenite stock known to host broad gold-bearing alteration zones, and lies on the projected trace of the Cadillac Break where the covering Cobalt sediments have been exceptionally resistant to erosion. The area is dominated by Mt. Kanasuta which probably lies above a major hydrothermal center that remained active while the early Proterozoic sediments were deposited. These claims are near the south margin of a large syenite intrusive located in Ranges 4 and 5 that is likely to extend beneath the sediments underlying at least part of the property.

A cross-structure indicated by stratigraphy and a well defined ridge extending to the southwest serves to focus a relatively small area as a primary target. Details of the cross-structure are obscured by the Cobalt cover. However, the strong north-east striking embayment of the sediments immediately to the north suggests faulting parallel to the Milky Creek Fault (situated to the west and possibly associated with the Kerr Addison deposit), and to the adjacent well defined gabbro sill that also extends northeasterly. It is likely that preferential erosion of the Archean basement along a broad zone of fault-controlled hydrothermal alteration preserved the Cobalt sediments in this location.

Recent drilling near the southwest margins of the syenite stock produced a large number of economic to sub-economic gold intersections, including 110m at 1.0 g/t. Drilling extended beneath the Cobalt cover and intersected significant copper and zinc values over 3m in acid volcanic rocks near the north boundary of the target area.

Further interpretation of the magnetic and lithogeochemical survey results is required prior to spotting of drill locations.

Target #2 – Lac Fortune

Mineralization is related to a broad shear zone striking roughly east-west on the north side of Lac Renault and extending westward under Lac Fortune. Discovery of a mineralized shear zone dates to 1907, one of the earliest discoveries in the region. In 1934, a shaft was sunk to explore a 6-12 ft wide shear zone carrying narrow quartz veins associated with carbonate alteration. Drilling identified mineralization over 500 ft of strike with an average width of 3.6 ft between the 300 and 500 ft levels, at an estimated grade of 0.513 oz/ton. Underground drifting exposed discontinuous veins carrying spectacular free gold.

Richmont Mines drove a decline to a vertical depth of 100m in 1987-88, delineating a sub-economic resource of about 250,000 tons at 0.16 oz/ton. A 10,000-ton bulk sample taken in 1997 yielded only 0.10 oz/ton from quartz mineralization containing coarse free gold. Geologic sections prepared by Richmont Mines based largely on its drilling show a series of stacked, gently dipping quartz veins over a maximum width of about 50 meters.

Exploration of this target will focus on expanding the existing resource by investigating controls to the host structure. It is notable that, as is the case at the Francoeur, virtually none of the previous surface drilling has been oriented from south to north, thereby minimizing the likelihood of intersecting any undetected south-dipping mineralization. Further, it is speculated that bounding or controlling sub-vertical structures limit the known system to the north and south. If confirmed, this will suggest a model with depth potential on a system of stacked parallel zones.

As an initial test of this model, DDH RO-02 was drilled northward from the north edge of Lac Renault to test strata underlying the Lac Fortune vein system for controlling sub-vertical structures. Strongly anomalous gold values were obtained from semi-continuous sampling over more than 300m in a north-dipping mylonitic shear intersected at a shallow angle below the defined resources. This structure is moderately to well-mineralized with both concordant and discordant narrow carbonate dominant stringers that are relatively rich in pyrite. A section intersected between 124.65m and 131.30m averages 7.0g/t Au over 6.65m, including a high-grade zone of 17.5g/t over 2.35m. Notably, this intercept differs markedly from the quartz vein-hosted coarse gold environment seen in the Lac Fortune resource. This, and the absence of a visible alteration envelope suggest a possible transition to a different style of mineralization at depth.

Near the collar, DDH RO-02 intersected the up-dip section of the lowermost vein of the Lac Fortune system (Road vein) at a core angle of 15 degrees over roughly 10 meters. The unit displays strong distinctive yellow sericite, is dominantly quartz-rich and is well pyritized locally where 4.9m graded 1.39 g/t.

A short hole, DDH RO-03 was collared a few meters north of RO-02 and drilled southward under Lac Renault in order to complete the section. The area is underlain by uniform but moderately carbonate-altered basaltic volcanic strata in which a significant assay of 6.4 g/t was obtained from a narrow steeply dipping shear at 105 meters.

Neither of these holes intersected sub-vertical structures likely to have influenced or controlled the low-angle gold structures forming the Lac Fortune deposit. If sub-vertical feeder structures exist, they would lie beyond the area examined by these drill holes. Future drilling will focus on testing for mineralizing structures controlling the known resource and, in conjunction with this, test for favourable changes to the character of gold mineralization at depth.

Target #3 –Arntfield

The Arntfield Mine operated between 1935 and 1942, producing 530,000 tons of ore at an average grade of about 0.12 oz/ton from three shafts, one of them to a depth of 1000 ft. Closure was partially due to problems caused by WW2, but attempts to restart operations in 1945 failed. Target #3 covers a group of claims that had been the core of the original Arntfield property, and is now part of the claim group held by Richmont Mines as the “Norex Property”.

The Arntfield-Francoeur mineralized zone consists of a semi-continuous shear system that strikes roughly east-west and dips 45 degrees north. The structure divides into at least two sets of sub-splays and extends onto the CWE 100% claims on the southeast. Mineralization is confined mainly to mylonitic schists containing little to no traditional quartz veining. The host ‘schists’ (shear zones) attain widths of up to 100 ft. Shearing tends to follow stratigraphy along brittle rhyolites on the Arntfield property while a similar relationship exists on the eastern part of the Francoeur property. Historical records dating to the late 1930’s show that gold mineralization is intimately related to alteration confined to this shear and associated splays. A characteristic red hematite-rich quartz-carbonate-pyrite gangue is common to all gold mineralization in this system. Though the dominant mineralizing event appears related to the north-dipping system described above, early work on the Francoeur Mine showed that significant mineralization was sometimes associated with a steeply south-dipping set of shear zones. However, these were not recognized as significant at the time and nearly all historical drilling focused on mineralization controlled by the north-dipping structures. It is significant that the productive south-dipping Zones 7-8 and Sud-Sud recently mined at the Francoeur were not recognized prior to 1993, and no work has been done on the Arntfield property subsequent to those discoveries.

It is noteworthy that, with a single possible exception, none of the historical drilling on the Arntfield Property was directed south to north. Drilling conducted in the 1980’s by Noranda Mines was oriented vertically. However, the strong foliation in this strata tends to redirect vertical holes, often with radical deviations. The down-hole survey method employed at that time sought to avoid problems related to magnetic compass-based systems by using a novel technique that has since been proven flawed. Consequently, the true position of intersections shown on section 628540E may differ significantly from their plotted location. The section shows upper and lower “Noranda” zones corresponding to intercept locations as plotted.

The previously unrecognized south-dipping structure was the primary focus of the 2005 pilot program which comprised a two-hole, north-south section drilled 75m east of the Francoeur property boundary. Holes RO-04 and 05 were drilled northward to test for south-dipping structures that would likely have been missed or misinterpreted from earlier southward and vertically directed drilling programs.

RO-04 intersected significant mineralization corresponding with the upper “Noranda” zone. However, strong mineralization intersected below this zone does not correspond with any previously known structure, and lies well to the north of the earlier Noranda drilling. This zone displays evidence of a sub-vertical component which suggests the possibility that two orthogonal structures intersect at this point (as indicated by red lines). The zone includes a section of strongly anomalous mineralization over more than 35 meters with a high-grade core zone grading 18.51g/t over 3.30 meters. This is well in excess of grades seen in previous drilling, while the intersection width is also very significant.

This strong zone of mineralization, encountered at about 320 meters down-hole in RO-04, lies roughly on strike with the projection of the Francoeur #8 Zone, which dips steeply south. The intersection lies north of earlier work completed by Noranda Mines in the 1980’s and does not correlate well with historical data as it is presently interpreted. Consequently, it is possible that the intercept represents either a new zone of mineralization related to the sub-vertical #8 Zone, or it could be an off-set branch of the north-dipping system mined in the past at the neighbouring Francoeur and Arntfield Mines. Additional drilling is needed to determine the structural geometry and true widths, and the potential for economic mineralization down-dip and along strike. Both directions are open and have not been explored in the past.

RO-05 followed the mineralized zone (mylonitic shear) down-dip for about 100 meters from 115 meters down-hole. Intensity of mineralization in this zone is weak, and assays were correspondingly low. This part of the structure represents the down-dip extension of the old Arntfield workings but nothing was observed in core to explain the transition to sub-economic mineralization.

DDH RO-06 and 07 were drilled southward to test shallow mineralization intersected in a 1936 drill hole located a short distance east of mined-out workings in the Arntfield #3 shaft area. This zone lies some 1000 meters east of Holes 04 and 05 but occupies the same stratigraphically- controlled north-dipping shear system.

Mineralization encountered in RO-06 displays strong hematite alteration similar to that which produced high gold values in RO-04 on two parallel zones. However, neither of these returned significant gold assays with the exception of a poorly recovered sheared quartz vein encountered near the top of the hole. This structure, which does not appear to correspond with results of 1936 drilling, gave 2.36 g/t over a core length of 2.5 meters. It is possible that collar locations for historical drilling are not correctly positioned on available maps.

Hole RO-07 shows strong mineralization over much of its length but analytical results indicate that gold mineralization is selective. A well defined shear zone at about 60m down-hole gave an average grade of 1.69g/t over 5.5m. This zone may correspond with similar results seen in R0-06.

The immediate area has not been explored except for a few shallow holes from the 1930’s and widely spaced drilling by Noranda in the 1980’s. Mineralization in the two CWE holes is extensive and confirms the need to continue exploration on strike to the east and at depth. In addition, a broad zone of strongly carbonated sericite schist seen in both RO-06 and 07 is of interest as a potential host to Aldermac-related massive sulphides.

Target #4 - Arncoeur

The Arncoeur zone lies on the western extension of the Francoeur shear where it locally follows a rhyolite – andesite contact and is reported to contain quartz veins with visible gold. Early work showed surface assays of between 0.5 and 1.68 oz/ton over widths of one to three feet. Drill holes intersected grades of 0.10 to 0.17 oz/ton over lengths of 5 to 20 ft. There has been no recent work of consequence done in this area.

The target shear extends over a strike length of more than two kilometers from the Francoeur property boundary and appears to divide into two distinct branches at a northwesterly trending cross fault. The Quebec Ministry compilation shows that all historical drilling was directed from north to south and consequently, it is unlikely that earlier workers will have intersected or recognized evidence of important south-dipping structures as host the “# 7” and “Sud-Sud” zones discovered at the Francoeur mine in the 1990’s.

A complete compilation of historical work, which is nearing completion, will be reviewed in conjunction with an analysis of the 2004 magnetic survey. A modest drilling program will assess priority targets and verify the geological model.

Target #5 – Gan

The Gan target is situated on the Gan fault where it crosses the offset lobe of a linear township-scale gabbro sill. The western edge of the property lies at the intersection of the Gan and an unnamed northwesterly striking cross-fault that trends through to the Aldermac mine in Beauchastel Township.

The Provencher showings on Lots 2 to 4 of Range 7 reportedly show strong silicification in a broad carbonate-altered zone related to a small syenitic stock located on the projected trace of the Gan Fault. Recent drilling by Maude Lake Resources on the western edge of the stock intersected weak gold mineralization in strong alteration over 56 meters. There has been no drilling done along the fault trace to the east of the stock where the structure cuts the chemically favourable gabbro over nearly a kilometer. It is notable that the Francoeur gold structure was particularly productive in the gabbroic host strata, as was the New Senator deposit near Noranda.

Target #6 – Dasserat North

The Dasserat North target in Ranges 6 and 7 focuses on a broad band of rhyolites with VMS base metal potential that strikes north to north-northwest. This stratigraphic unit forms a continuous horizon that can be traced across Dasserat and Beauchastel Townships to the Noranda mining district, and correlates well with the rhyolite host of the Aldermac VMS deposit in Beauchastel Twp. This band of acid volcanics has never been tested in Dasserat Twp. because conductive overburden masks all responses to electro-magnetic geophysical techniques. The high-resolution magnetic survey shows a strong anomaly on the north branch rhyolite located near the northeast corner of the claim block. This coincides with significant sulphide mineralization in nearby acid rock exposures and a weak coincident EM anomaly.

Additional Non-Assessed Targets

Wasa North and Wasa South:

These blocks, comprising a total of 20 claims, are underlain by a complex of felsic and mafic volcanic rocks intruded by long, linear and steeply dipping gabbroic sheets. The associated synvolcanic faulting suggests a period of extensional tectonics that tends to explain the presence of pyrite-rich cherty horizons. While these structures show a relatively low base metal content, very little drilling was done to test their potential at depth. The potential for uncovering massive sulphide deposits on a series of favourable trends, including one hosting the former Aldermac mine is significant. Globex reported that at least five such horizons have been identified.

The Wasa North and South blocks lie to the north and south of the major north-dipping shear zone that hosts the Francoeur and Wasamac gold deposits as discussed above. Richmont Mines recently released drilling results from the Wasamac Mine showing unusually high gold values over exceptional widths at depths of roughly 450 metres. There are several similar magnetically prominent lineaments in the area that have not been adequately investigated.

Beauchastel East:

This area is underlain mainly by acid to intermediate flows associated with felsic intrusions. These 13 claims are on strike with interesting gold and copper mineralization situated roughly a mile to the east, including the Abbeville and Pelletier Lake gold prospects in Rouyn Township.

Magnetic patterns are consistent with the ENE regional stratigraphic fabric, however they are interrupted locally by a set of NW sub-linear features thought to be cross-faults expressed as magnetic lows. These are also evident as lineaments on the Landsat image for the area.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

This discussion and analysis of the operating results and financial position of the Company for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

General

Since its inception, the Company has been primarily engaged in the exploration of industrial minerals, metals and precious metals. The Company is currently in the development stage, for financial reporting purposes, and has had no revenue from operations. The Company has incurred, and for the foreseeable future expects to continue to incur, operating losses. These operating losses have resulted in an accumulated deficit, which will continue to increase until profitable operations are achieved. The capital necessary to fund the Company's activities and short-term capital requirements has been raised through the sale of its Common Shares and debt financing.

Operating Results

December 31, 2004 compared to December 31, 2003

Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2004 or December 31, 2003.

Expenses: Total expenditure in 2004 was CAD$573,968 against CAD$431,711 in 2003.The increase was the result of increased exploration expenditure on CWE's claims in Rouyn Noranda in order to identify and quantify levels of gold at these sites. Stock based compensation was recorded as an expense at CAD$247,759, compared with CAD$149,566 in the 2003.

Net Loss: The net loss in fiscal year 2004 increased to CAD$551,939 from CAD$353,423 in 2003 reflecting the increased expenditure on exploration and the impact of the stock option plan.

December 31, 2003 compared to December 31, 2002

Revenue. The Company had no operating revenue for the fiscal years ended December 31, 2003 or December 31, 2002.

Expenses: Total expenditure in 2003 was CAD$431,711 against CAD$201,824 in 2002.The increase was primarily due to additional consulting incurred and the recording of the stock-based compensation expense on stock options awarded to directors and officers during 2003. Consulting expenses increased to CAD$110,247 from CAD$30,451, following the decision in May 2003 to reactivate the Shawnee project as a diamond appraisal. Stock based compensation was recorded as an expense at CAD$149,566, compared with CAD$Nil in the 2002.

Net Loss:The net loss in fiscal year 2003 increased to CAD$353,423 from CAD$229,221 in 2002 reflecting the increased expenditure on consulting services and the impact of the stock option plan.

Foreign Currency Exchange Rates

A significant portion of the Company’s business is conducted in the United States dollar. However, the Company prepares its financial statements and reports in Canadian dollars. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statement – Note 2. Foreign Currency Translation.

Inflation

Historically, inflation has not affected the Company's business in the current locations where it is doing business and the Company does not expect it will in the future.

Interest Rate Sensitivity

The Company is not currently subject to adverse movement in interest rates because the Company’s credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment of the entire loan balance on December 31, 2006. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.	Liquidity and Capital Resources

As of December 31, 2004, the Company had a working capital deficiency of CAD$ 79,732, an increase from a deficiency in working capital of CAD$72,936 in 2003. The Company has relied on the credit facility from Epsom and equity financing to support its operations. As of December 31, 2002, the Company had a working capital deficiency of CAD$445,828.

Currently, none of the Company’s properties are producing revenues and no revenues are anticipated in the near future. To provide working capital for its operations and project development, the Company needs to raise new funds. Traditionally, the Company has raised capital through the issuance of Common Shares. It is contemplated that it will continue to raise capital primarily in private placements through investors. No assurance, however, can be given that the Company’s future capital requirements can be obtained. The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

For the year ended December 31, 2005, the Company believes that it will need approximately CAD$250,000 of cash to cover administrative costs and CAD$25,940 for payment of lease properties. In addition, the Company will need CAD$500,000 to begin the exploration and production of its properties. No assurance can be given that the Company will make the anticipated exploration expenditures on the Oregon and Kentucky properties which will depend, in part, on actual results of exploration. The Company anticipates that it will pay for its 2005 administrative and exploration costs from existing working capital and from its credit facility.

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

The Company also arranged a line of credit with a current maximum credit limit of U.S.$500,000, expiring on December 31, 2006 and bearing interest at 8% per annum. The collateral provided for this facility includes the shares held in the Company subsidiaries. At December 31, 2003 the Company was able to convert U.S.$ 500,000 of the outstanding debt into 3,094,060 shares. As at December 31, 2004, the outstanding balance on the line of credit was $176,317. As of May 2005, all outstanding balance had been paid and the borrowing on this line of credit was U.S.$500,000.

On March 12, 2001, the Company completed a private placement of 12,000,000 Common Shares for a total of U.S.$450,000.

In August 2004, the Company completed a private placement for 3,600,000 units with European investors and received cash in the amount of U.S.$648,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at U.S.$0.30 for a period of one year. The funds raised were used for the first phase exploration of the Cadillac West ("CWE") Project and development of the Oregon Mineral Sands Project.

Additional equity or debt financing will be required to enable the Company to complete the exploration and production of its properties, which includes investment in joint ventures and or further financing. No assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or unable to complete its short-term financing, the Company may not be able to become profitable.

C.	Research and Development, Patents and License, etc.

In the fiscal years 2004, 2003, and 2002, the Company did not have any research, development or patent expenses.

D.	Trend Information

The Company must pay annual lease payments of approximately U.S.$25,940 to maintain its current leases, and is committed to the finance of ongoing exploration expenditure on the Cadillac West Project. The Company is required to raise additional working capital through debt or equity, in order to be able to put its properties into production.

Subsequent Events.

On May 19, 2005, the Company closed a private placement of units with European investors which provided gross proceeds of U.S.$1,056,000. The placement of restricted shares was at a price of U.S.$0.22 and each share included one common share purchase warrant ("the warrants). The warrants are exercisable for two years and each two warrants entitle the holder to purchase one common share at U.S.$0.30. The funds raised were primarily utilized for the second stage exploration of the Cadillac West Project, the purchase of a 10 Ton per hour wet separation pilot plant for the ongoing development of the Oregon Mineral Sands Project and the repayment of the outstanding balance on the credit facility with Epsom.

In May 2005, the Company paid all outstanding balance on the credit facility with Epsom.

E.	Off Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of the Company’s directors and officers and a brief description of their experience. There are no family relationships between any officers and directors.

Name	Age	Positions Held	Period

Michael Brickell	64	Director and President	1995-Present
Cheryl Wilson	61	Director and Vice President	2003-Present
Philip Garratt	54	Chief Executive Officer	2004-Present
Isaac Moss	52	Director	1991-Present
Nick Plumbridge	43	Director and Officer	2004-Present

Michael Brickell, President and Director. Michael Brickell has been the President and a Director of the Company since 1995. He is a chartered accountant by profession. He has a background in retail merchandising and marketing. He is a former Vice Chairman and Chief Executive Officer of a national Canadian specialty retail chain and currently serves as Chairman of Cotswold Collections Limited, the Cheltenham, UK based retailer.

Philip Garratt, Chief Executive Officer. Philip Garratt has been the Chief Executive Officer of the Company since May 2004. He is a business development consultant and is providing his services as a consultant to the Company until July 2006. He was President and Chief Executive Officer of the Company from 1988 to 1993. During his tenure the Company acquired and developed the Oregon Mineral Sands Project and the Kentucky rare earth and zinc project. He has abroad international experience in the areas of business development and project finance.

Cheryl Wilson, Vice President and Director. Cheryl Wilson has been the Vice President and Director of the Company since September 2003. Cheryl Wilson has over fourteen years experience in the mineral resource industry and a wide range of management experience in banking, law, marketing and corporate development. Cheryl is President of the Company’s subsidiary, ORC, and has vast experience on the Oregon Mineral Sands Project where she has been responsible for the overall management and has been a senior officer of ORC since 1990.

Isaac Moss, Director. Isaac Moss has been the director of the Company since 1991. He has a Bachelor of Social Science and Masters of Public Administration from the University of Cape Town, and a post-graduate business qualification. Isaac Moss has over twenty-five years of diverse business experience. Over the past nine years, he has focused on venture capital funding for small and medium capitalized, emerging growth companies in the entertainment, technology, telecommunications, resource, chemical and hospitality industries.

Nicholas Plumbridge, Director and Officer. Nicholas Plumbridge has been a director of the Company since September 2003. Nicholas Plumbridge has a Bachelor of Arts degree in Business Management and is an Affiliate member of the London Stock Exchange. He has nearly twenty years experience in the financial services industry, primarily in Investment Management and has been successful in raising equity finance for emerging companies in the UK, Europe and North America. He is responsible for ensuring that the ongoing expansion of the Company is communicated to financial institutions, particularly in London.

B.	Compensation

During the Company’s fiscal year ended December 31, 2004, the Company paid an aggregate of CAD$87,494 in compensation to its directors and officers as a group for services in all capacities for the Company, and CAD$15,581 of office rent expense was paid to one of the directors and officers. An aggregate amount of CAD$Nil was accrued or set aside for pension or retirement plans for officers and directors.

In addition, Philip Garratt, the Chief Executive Officer of the Company, received $119,800, and an option to purchase 1,500,000 Common Shares at an exercise price of U.S.$0.19 until June 2, 2006, as payment for the services rendered to the Company in fiscal year 2004.

Furthermore, Michaell Brickell received a option to purchase 150,000 Common Shares at an exercise price of U.S.$018 until August 2009.

Directors’ Compensation

Cheryl Wilson receives CAD$87,494 per annum and expenses of CAD$15,581 in office rent as Vice President of the Company and President of the Company’s operating subsidiaries ORC and Dynamex. Michael Brickell received a option to purchase 150,000 Common Shares at an exercise price of U.S.$018 until August 2, 2009.

Isaac Moss and Nicholas Plumbridge did not receive compensation in fiscal year ended December 31, 2004.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year.

SUMMARY COMPENSATION TABLE

				Long Term Compensation

		Annual Compensation		Awards		Payouts

Name and Principal position	Fiscal Cash Year compensation (CAD$)		Other Annual Compensation (CAD$)	Restricted Stock Award(s)	Securities Underlying Options (#) (Note E)	LTIP Payouts (CAD$)	All Other Compensation (CAD$)
Michael Brickell, Director and President	2004		-	-	400,000	-	-
Cheryl Wilson, Director and Vice President	2004	$87,494			250,000
Philip Garratt, Chief Executive Officer	2004	$119,800			1,500,000
Isaac Moss, Director	2004	-			150,000
Nicholas Plumbridge, Director and Officer	2004	-			250,000

C.	Board Practices

The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of shareholders. At the last Annual General Meeting, held on January 30 2004, the shareholders re-elected Michael Brickell, Cheryl Wilson, Isaac Moss and Nicholas Plumbridge as Directors. The officers of the Company elected by the Board serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination. The Company has a separate audit and compensation committee. Isaac Moss and Michael Brickell are members of the compensation committee. Isaac Moss is the sole member of the audit committee.

D.	Employees

The Company has two full-time and no part-time employees. One employee of the Company, being also a director and officer, is employed in Oregon by the Company’s subsidiaries, ORC and Dynamex. The other employee is an officer of the Company and is employed by the Company pursuant to the terms of a certain service agreement.

E.	Share Ownership

As of June 7, 2005, Philip Garratt, the Chief Executive Officer of the Company, owned directly 250,000 Common Shares and indirectly 489,700 Common Shares. No other officers or directors of the Company owned any shares of the Company as of June 7, 2005.

Outstanding Options

On September 1, 2003 the Board awarded Michael Brickell, Cheryl Wilson and Nicholas Plumbridge 250,000 share purchase options each, and Isaac Moss 150,000 options. These options are exercisable into ordinary shares of the Company at a price of U.S.$0.17 at any time until August 30, 2008.

On June 28, 2004, Philip Garratt was awarded 1,500,000 options exercisable at an exercise price of U.S.$0.19 until June 2, 2006.

On August 3, 2004, Michael Brickell was awarded a further 150,000 options exercisable at an exercise price of U.S.$0.18 until August 2, 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of May 4, 2005, RAB Special Situations (Master) Fund Limited ("RAB") beneficially owned an aggregate of 4,500,000 Common Shares, consisting of 3,000,000 Common Shares and warrants to acquire an additional 1,500,000 Common Shares. Based on the number of Common Shares issued and outstanding as of December 31, 2004, RAB beneficially owned 14.44% of the Common Shares.

As of June 7, 2005, there were 75 record holders of the Company, of which less than 5% were record holders of the United States and its territories.

B.	Related Party Transactions

The Company paid CAD$87,494 in remuneration to Cheryl Wilson as well as CAD$15,581 in office rent.

Philip Garratt, the Chief Executive Officer of the Company, received $119,800, and an option to purchase 1,500,000 Common Shares at an exercise price of U.S.$0.19 from the Company until June 2006.

Michaell Brickell received a option to purchase 150,000 Common Shares at an exercise price of U.S.$018 until August 2009, from the Company.

The transactions were approved by disinterested directors.

C.	Interest of Expert and Counsel.

Not Applicable.

ITEM 8. FINANCIAL STATEMENTS

A.	Consolidated Statements and Other Financial Information

The following financial information of the Company is attached to this Annual Report:

•	Auditors' Reports

•	Consolidated Balance Sheets as at December 31, 2004 and 2003

•	Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002, and cumulative for the period from October 16, 1978 (inception) to December 31, 2004

•	Consolidated Statements of Shareholders’ Equity (Deficiency) deficit for the years ended December 31, 2004, 2003 and 2002

•	Consolidated Statements of cash flows for the years ended December 31, 2004, 2003 and 2002, and cumulative for the period from October 16, 1978 (inception) to December 31, 2004

•	Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2004 and 2003

•	Notes to Consolidated Financial Statements

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

On May 19, 2005, the Company closed a private placement of units with European investors which provided gross proceeds of U.S.$1,056,000. The placement of restricted shares was at a price of U.S.$0.22 and each share included one common share purchase warrant ("the warrants). The warrants are exercisable for two years and each two warrants entitle the holder to purchase one common share at U.S.$0.30.

In addition, as of June 2, 2005, the outstanding balance on the credit facility with Epsom was U.S.$0.0. Proceeds from the private placement conducted in May 2005 were used to pay the outstanding balance on the credit facility.

ITEM 9. THE OFFERING AND LISTING

A.	Price History of Shares

The Company’s Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.

The Company's Common Shares were previously traded on the TSX Venture Exchange, formerly the Vancouver Stock Exchange (“VSE”),in British Columbia, Canada. Due to the high cost of re-listing and the ongoing maintenance cost on this exchange as well as the significant decrease in the VSE index and lack of liquidity, management decided to voluntarily delist from the VSE and concentrate on developing the Company’s new listing on the OTC bulletin board. On January 6, 1999, the Company voluntarily delisted from the VSE exchange following approval of the NASD in December 1998 for the Company's shares to be traded on the NASD OTC Bulletin Board under the symbol “RFIVF”. Prior to delisting from the VSE trading in the Company's shares was halted following a cease trade order placed on the Company on May 6, 1998 by the British Columbia Securities Commission (BCSC) following the late filing of the audited annual statements for October 1997. This order was later revoked by the BCSC on July 10, 1998. However, the Company was unable to remove the trading halt on the shares on the VSE as it did not meet the new minimum filing requirements. Although the Company no longer has a listing in Canada, the British Columbia Securities Commission still required the Company to meet its filing requirements which the Company did not initially comply with resulting in a cease trade order in that jurisdiction. The Company had a partial lifting of the cease trade order to allow it to satisfy the filing requirements to apply for Non Reporting Issuer status in this jurisdiction. On August 15, 2001, the British Columbia Securities

Commission granted orders deeming the Company to have ceased to be a reporting issuer and removing the cease trade order.

The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	OTC Bulletin Board (United States Dollars)
Period	High	Low
May 2005	0.33	0.27
April 2005	0.5	0.24
March 2005	0.25	0.23
February 2005	0.27	0.22
January 2005	0.26	0.21
December 2004	0.24	0.16

2004	High	Low
Fourth Quarter ended December 31, 2004	0.5	0.16
Third Quarter ended September 30, 2004	0.24	0.15
Second Quarter ended June 30, 2004	0.20	0.13
First Quarter ended March 31, 2004	0.26	0.16
2003	High	Low
Fourth Quarter ended December 31, 2003	0.37	0.20
Third Quarter ended September 30, 2003	0.5	0.10
Second Quarter ended June 30, 2003	0.18	0.04
First Quarter ended March 31, 2003	0.10	0.05

	OTC Bulletin Board (United States Dollars)
	High	Low
2004 Annual	0.5	0.13
2003 Annual	0.37	0.04
2002 Annual	0.16	0.03
2001 Annual	0.09	0.03
2000 Annual	0.04	0.02

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

On October 16, 1978, the Company filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On April 4, 1997 the Company amended it Articles to change it name to Resource Finance & Investments Ltd.

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

The directors of the Company are not required to be residents of Bermuda. There is no age limitation, or minimum share ownership, for the Company’s directors.

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

In accordance with Bye-laws, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by all shareholders of the Company entitled to be cast on it.

The Bermuda law and Company’s Articles and Bye-laws do not contain provisions that would prevent or delay a change in control of the Company.

C.	Material Contracts

The Company entered into an asset purchase agreement with Mineral Recovery Systems, Inc., dated May 19, 2005, to purchase the Camden pilot plant for production for mineral concentrate from Oregon heavy mineral sands. The purchase price for the pilot plant was U.S.$215,000.

The Company entered into an agreement (the "CWE Agreement") with Victor Erickson and Andre Audet ("Erickson and Audet") on June 3, 2004 to take assignment of 282 mineral claims comprising of approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Erickson and Audet have also signed an agreement with Richmont Mines Inc. of Rouyn-Noranda, Quebec pursuant to which Erickson and Audet, or their assignee, has a right to earn a 50% interest in two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships (the "Richmont Agreement"). Under the CWE Agreement with Erickson and Audet, the Erickson and Audet claims and the Richmont Agreement will be transferred to a newly incorporated company in the province of British Columbia called Cadillac West Explorations, Inc. As consideration for the assignment, Erikson and Audet will receive up to a total of 4,000,000 Common Shares of CWE, in addition to a royalty on production from any of the Erickson and Audet claims. The Company agreed to fund up to U.S.$1,000,000 to CWE. The CWE Agreement was subsequently amended on February 7, 2005 to extend the term of the CWE Agreement until March 31, 2005. The CWE Agreement was further amended on June 8, 2005 (the "Amendment") to include a right of first refusal on additional claims acquired by the Company, Erickson or Audet. In addition, the Amendment clarified the rights of the parties under the CWE Agreement.

The Company entered into an addendum to credit facility agreement with Epsom Investment Services N.V., a company whose director is also an officer of the Company dated April 4, 2005. The addendum extended the maturity date of a line of credit to December 31, 2006 and increased the line of credit from U.S.$250,000 to U.S.$500,000. The line of credit bears interest at 8% per annum and is secured by the shares of the Company’s subsidiaries.

The Company entered into a service agreement with Philip Garratt dated May 17, 2004, pursuant to which the Company retained Philip Garratt as the Chief Executive Officer of the Company until May 17, 2005. The service contract is renewable after twelve months and Philip Garratt is paid a basic fee for the contract period of U.S.$ 100,000. In addition, Philip Garratt was granted options to purchase 1,500,000 Common Shares at U.S.$0.19 per share which are exercisable after two years from the date of the service agreement.

D.	Exchange Controls

Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972, (the “Exchange Control Act”) and regulations promulgated thereunder and are administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as “non-resident” for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as “non-resident” under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture, or other security of an exempted Company. General permission may be given to issue or transfer shares, or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda’s permission to transfer its shares, which may be traded on the OTC Bulletin Board.

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

Dividends. Cash dividends paid out of the Company’s current and accumulated earnings and profits to a holder of Common Shares who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor’s basis in the Common Shares and then as gain from the sale or exchange of a capital asset.

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

In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder ’s taxable income from non-United States sources bears to the holder’s entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor’s basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a United States Investor will be treated as U.S. source income.

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

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly, for each taxable year to which the Section 1295 election applies, must comply with the foregoing submissions.

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

F.	Expenses of the Issue

Not Applicable.

G.	Dividends and Paying Agents

Not Applicable.

H.	Documents on Display

The Company files Annual Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the SEC's website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

The Company's Common Shares are listed on the Over-The-Counter Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.	Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Transaction Risk and Currency Risk Management

The Company's operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks.

B.	Exchange Rate Sensitivity

The Company is exposed to market risk, primarily related to foreign exchange. The Company uses the Canadian dollar as its reporting currency and is, therefore, exposed to foreign exchange movements in the U.S. and Canada where the Company has property interests and in Switzerland where the Company maintains its headquarters.

The following table sets forth the percentage of the Company’s administrative expense by currency for the years ended December 31, 2004 and 2003.

By Currency
	2003	2004
Canadian Dollar	44.3%	72.6%
U.S. Dollar	42.21%	19.1%
Euro	3.40%	1.82%
Swiss Franc	10.09%	6.48%
Total	100%	100%

Such administrative expense by currency may change from time to time. Further, the Company incurred consulting and administrative costs of CAD$187,161 and CAD$555,800 for the years ended December 31, 2003 and 2004, respectively, all of which were paid in various currencies as indicated above.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The Company holds it cash balances in U.S. dollars and exchanges to either Canadian dollars or Swiss Francs to cover its administration expenses. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

Interest Rate Risk

The Company is not currently subject to adverse movement in interest rates because the Company’s credit facilities are fixed at an interest rate of 8.0%. The Epsom Credit Facility requires repayment on December 31, 2006. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

Commodity Price Risk

Presently, the Company is an exploration state company and does not have any operating mines. Therefore, it does not have any hedging or other commodity based risks respecting its operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Part II

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   DISCLOSURE CONTROLS AND PROCEDURES

As of the end of our fiscal year ended December 31, 2004, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Changes in Internal Control Over Financial Reporting:

During the fiscal year ended December 31, 2004, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL REPORT

There is currently one members on the Audit Committee. Isaac Moss is the sole member of the Audit Committee. There is no independent director on the Audit Committee. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

ITEM 16B.   CODE OF ETHICS

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditor for the last two fiscal years was Staley, Okada & Partners.

Audit Fees

The aggregate fees billed by Staley, Okada & Partners for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended December 31, 2003 was CAD$11,972 and December 31, 2004 was CAD$23,896.50.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2003 were nil and December 31, 2004 was nil.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2004 was nil and December 31, 2004 was nil.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended December 31, 2003 was nil and December 31, 2004 was nil.

The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles and are expressed in Canadian dollars. All year-end financial statements have been reconciled to U.S. Generally Accepted Accounting Principles. See Consolidated Financial Statements attached.

The following Financial Statements pertaining to the Company are filed as part of this Annual Report:

Auditors' Reports

Consolidated Balance Sheets as at December 31, 2004 and 2003

Consolidated Statements of Operations for the years ended December 31,

2004, 2003 and 2002, and cumulative for the period from October 16,

1978 (inception) to December 31, 2004

Consolidated Statements of Shareholders’ Equity (Deficiency)

deficit for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of cash flows for the years ended

December 31, 2004, 2003 and 2002, and cumulative for the period from October 16, 1978 (inception) to December 31, 2004.

Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2004 and 2003.

Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19.   EXHIBITS

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd.*

1.2	Articles of Resource Finance & Investment Ltd.*

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998[1]

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 1, 2002[1]

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 [2]

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005*

_________________________

*  Filed herewith

1   Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 24, 2003 (File No. 000-19385)

2  Incorporated by reference from the Company's Annual Report on Form 20-F filed on May 28, 2004(File No. 000-19385)

4.5	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005*

4.6	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004*

4.7	Agreement among Andre Audet, Victor Erickson and Resource Finance &

Investment Ltd. dated June 3, 2004*

4.8	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005*

4.9	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005*

8.1	List of Subsidiaries

11.1	Code of Business and Ethics[2]

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certificate under Section 906*

_________________________

*  Filed herewith

1   Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 24, 2003 (File No. 000-19385)

2  Incorporated by reference from the Company's Annual Report on Form 20-F filed on May 28, 2004(File No. 000-19385)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F for fiscal year ended December 31, 2004 on its behalf.

Dated: June 26, 2005	RESOURCE FINANCE & INVESTMENT LTD.

By:	/s/ Michael Brickell
Michael Brickell, President

RESOURCE FINANCE & INVESTMENT LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

Contents

Page

Auditors' Reports	1-2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Shareholders’ Equity (Deficiency)	5

Consolidated Statements of Cash Flows	6-7

Consolidated Schedule of Mineral Property Costs	8

Notes to the Consolidated Financial Statements	9-20

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Resource Finance & Investment Ltd.:

We have audited the accompanying consolidated balance sheets of Resource Finance & Investment Ltd. (an Exploration Stage Company) (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements as at December 31, 2002 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 23, 2003.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at June 8, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated April 4, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at June 8, 2005	CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Resource Finance & Investment Ltd.

(A Development Stage Company)

We have audited the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2002 and for the period October 16, 1978 (inception) through December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1999 and for the period from October 16, 1978 (inception) to December 31 1999, were audited by other auditors who expressed an unqualified opinion in their report pertaining to such periods. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from October 16, 1978 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 1999, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the results of the company’s operations and its cash flows for the year ended December 31, 2002 and for the period from October 16, 1978 (inception) through December 31, 2002 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year ended December 31, 1999 and for the period from October 16, 1978 (inception) to December 31, 1999 were audited by other auditors who expressed an opinion on those statements in their report dated June 30, 2000 which included an emphasis paragraph with respect to issues raising substantial doubt about the company's ability to continue as a going concern.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

Comments by Auditors for United States of America Readers on

Canada-United States Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP

Vancouver, Canada
March 26, 2003	Chartered Accountants

Resource Finance & Investment Ltd.	Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2004	2003

Assets

Current
Cash and cash equivalents	$7,853	$2,825
Prepaid expenses	28,500	-
	36,353	2,825

Property, plant and equipment, net of accumulated amortization of $1,478	1,894	2,867
Mineral property costs (Note 3) – Schedule	492,447	245,407
Investment in Cadillac West Explorations Inc. (Note 8)	420,497	-

	$951,191	$251,099

Liabilities

Current
Accounts payable	$100,016	$57,043
Accrued liabilities	16,069	18,718
	116,085	75,761

Loan payable (Note 4)	176,317	11,787

	292,402	87,548

Going concern (Note 1)

Shareholders’ Equity (Deficiency)
Capital stock (Note 5) – Statement 3
Authorized: 120,000,000 common shares with a par value of US$0.001 Issued and allotted: (Note 5) 31,156,825 (2003 – 27,556,825) shares	33,253	28,579
Contributed surplus – Statement 3	11,752,599	10,710,096
Deficit accumulated during the exploration stage – Statement 3	(11,127,063)	(10,575,124)

	658,789	163,551

	$951,191	$251,099

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004
Expenses

Consulting services	$145,782	$110,247	$30,451	$1,302,289
Depreciation	973	505	-	62,752
General expenses	42,960	5,182	2,705	365,863
Interest	17,195	38,125	20,034	221,177
Licenses, dues and taxes	-	1,772	13,639	70,695
Management services – stock-based compensation (Note 5)	247,759	149,566	-	397,325
Management services	-	8,000	12,000	502,644
Office, stationery and sundry	23,386	4,526	1,376	413,376
Professional fees	32,298	11,972	13,430	644,759
Rent (Note 7)	15,581	17,820	13,924	186,896
Salaries and benefits	-	36,447	68,973	244,360
Salaries and benefits – stock-based compensation (Note 5)	-	28,762	-	28,762
Shareholder, listing and public relations	48,034	18,787	25,292	425,993

Loss before other income (expense)	(573,968)	(431,711)	(201,824)	(4,866,891)

Other income (expense)

Foreign exchange, interest and other	22,029	78,506	(3,532)	267,012
Gain on sale of marketable securities	-	-	-	18,662
Write-down of mineral property costs	-	-	(23,865)	(6,663,112)
Write-down of payables and accruals	-	(218)	-	127,266

Loss before income taxes	(551,939)	(353,423)	(229,221)	(11,117,063)

Income taxes	-	-	-	(10,000)

Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)

Weighted average number of common shares outstanding	27,556,825	24,471,219	24,462,765

Loss per common share – basic and diluted	$(0.02)	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 3

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – December 31, 2001	24,462,765	$24,463	$9,751,410	$(9,992,480)	$(216,607)
Loss for the year	-	-	-	(229,221)	(229,221)

Balance – December 31, 2002	24,462,765	24,463	9,751,410	(10,221,701)	(445,828)
Shares issued in settlement of debt	3,094,060	4,116	661,034	-	665,150
Stock-based compensation	-	-	297,652	-	297,652
Loss for the year	-	-	-	(353,423)	(353,423)

Balance – December 31, 2003	27,556,825	$28,579	$10,710,096	$(10,575,124)	$163,551
Stock-based compensation (Note 5)	-	-	247,759	-	247,759
Loss for the year	-	-	-	(551,939)	(551,939)
Private placement	3,600,000	4,674	794,744	-	799,418

Balance – December 31, 2004	31,156,825	$33,253	$11,752,599	$(11,127,063)	$658,789

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 4

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cash derived from (applied to)	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004

Operating
Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Depreciation	973	505	-	62,752
Stock-based compensation	247,759	178,328	-	426,087
Gain on sale of marketable securities	-	-	-	(18,662)
Write-down of mineral property costs	-	-	37,504	6,676,751
Changes in non-cash operating working capital
Prepaid expenses	(28,500)	-	437	(28,500)
Accounts payable	42,973	(61,540)	29,431	91,288
Accrued liabilities	(2,649)	8,718	(16,157)	24,787
Due to related party	-	(24,000)	24,000	-
	(291,383)	(251,412)	(154,006)	(3,892,560)
Investing
Proceeds on sale of interests in mineral properties	-	-	-	797,802
Proceeds on sale of marketable securities	-	-	-	98,662
Mineral property costs	(247,040)	(126,083)	(37,504)	(5,962,807)
Acquisition of mineral properties	-	-	-	(1,703,857)
Acquisition of property, plant and equipment	-	(3,372)	-	(139,744)
Proceeds on sale of property, plant and equipment	-	-	-	75,098
Investment in Cadillac West Explorations Inc.	(420,497)	-	-	(420,497)
	(667,537)	(129,455)	(37,504)	(7,255,343)
Financing
Issue of common shares for cash, net of issue costs	799,418	-	-	10,314,279
Loan payable	164,530	380,752	185,069	841,467
	963,948	380,752	185,069	11,155,746

Increase (decrease) in cash	5,028	(115)	(6,441)	7,853
Cash and cash equivalents, beginning of period	2,825	2,940	9,381	-
Cash and cash equivalents, end of period	$7,853	$2,825	$2,940	$7,853

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 4 (Continued)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004

Non-cash investing and financing transactions

Marketable securities received on the sale of interest in resource property	$-	$-	$-	$80,000

Stock-based compensation included in mineral property costs	$-	$119,324	$-	$119,324

Stock-based compensation included in expenses	$247,759	$178,328	$-	$426,087

Common shares issued in exchange for mineral properties	$-	$-	$-	$200,000

Common shares issued in payment of agents’ fees	$-	$-	$-	$71,500

Common shares issued on settlement of debt	$-	$665,150	$-	$665,150

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Schedule

(An Exploration Stage Company)

Consolidated Schedules of Mineral Property Costs

(Expressed in Canadian Dollars)

December 31	2004	2003

Shawnee Project, Kentucky, U.S.A.

Acquisition costs
Mineral lease payments	$16,219	$16,022
Recovery costs	-	(4,203)
	16,219	11,819
Exploration costs
Camp and general	-	19,171
Consulting	4,765	25,238
Consulting – stock-based compensation	-	90,562
Salaries and wages	16,409	14,634
Salaries and wages – stock-based compensation	-	14,381
Sample analysis	-	35,557
	21,174	199,543

Total	37,393	211,362

Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
Mineral lease payments	4,609	13,417
Recovery costs	-	(8,390)
Royalty payment	129,840	-
	134,449	5,027
Exploration costs
Salaries and wages	49,217	14,637
Salaries and wages – stock-based compensation	-	14,381
Consulting	20,727	-
Sample analysis	5,254	-
	75,198	29,018

Total	209,647	34,045

Costs for the year	247,040	245,407
Balance – Beginning of year	245,407	-

Balance – End of Year	$492,447	$245,407

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

1.	Operations and Going Concern

Until fiscal year 1999, the Company was a junior resource company engaged in the business of acquiring, exploring and developing mineral resource properties in the United States and Venezuela.

An extraordinary general meeting of shareholders was held on September 9, 1994, at which time shareholders of the Company approved, by special resolution, the continuance of the Company from British Columbia to Bermuda in accordance with provisions of Part XA of the Companies Act, 1981 (Bermuda), as amended, and the British Columbia Company Act. On April 4, 1997, the Company changed its name to Resource Finance & Investment Ltd.

During 2000, management determined that the Company would no longer pursue its resource business and instead switched the Company’s focus to that of the maintenance of existing leases (Note 3) and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the Company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In addition the Company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. These represent the main activities of the Company as a business concern.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses and negative cash flow from operations since inception. The Company’s ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. The Company converted shares for debt during fiscal year 2003, but will require additional funding to continue in its efforts to identify a business opportunity. Management undertook a private placement of 3,600,000 shares to raise US$648,000 (CDN$841,493). As of the balance sheet date, these shares had been allotted but not issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. Management intends to raise further financing in the future by private share placements and by utilising the US$500,000 line of credit currently available. There can be no assurance that future private share placements can be successfully concluded.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 10.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Basis of Consolidation

The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. (“RFI”) and its wholly-owned U.S.A. subsidiaries:

•	Oregon Resources Corporation (“ORC”);
•	Dynamex Resources Corporation (“DYN”).

Both subsidiaries have been recorded under the purchase method of accounting. All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are valued at cost less accumulated depreciation. Property, plant and equipment are depreciated over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance

One-half of the above rate is applied in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the Company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the Company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

The monetary assets and liabilities of ORC and DYN, integrated foreign subsidiaries financially dependent on the parent company, are translated at the rates of exchange on the balance sheet date. Other consolidated balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.

Gains and losses on foreign exchange are included in the results of operations.

Financial Instruments

The Company has various financial instruments including cash and cash equivalents, accounts payable and loan payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximates their fair value.

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Loss per Common Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Asset Retirement Obligations – Change in Accounting Policy

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3.	Mineral Property Costs

The Company has mineral leases in Oregon via its subsidiary ORC and in Kentucky via DYN.

The Oregon leases consist of two principal leases: the Yoder Lease, which was renegotiated in 2003 on which the first payment was made in January 2004, and the Weyerhauser Lease, to which verbal commitment has been made by the leaseholder once activity to develop the area commences. At present, the annual lease payment commitment on the Yoder Lease is US$6,400, should this lease be maintained.

As at December 31, 2004, the Company was current on its active Kentucky leases. As at December 31, 2004, the Company was required to make the annual lease payments on the Kentucky project of approximately US$9,540 (2003 – US$15,060) to maintain the current leases.

The Company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.

Details of deferred mineral property costs are as follows:

	Acquisition	Exploration	Total 2004	Total 2003
Shawnee Project, Kentucky, U.S.A.	$28,038	$220,717	$248,755	$211,362
Oregon Project, Oregon, U.S.A.	139,476	104,216	243,692	34,045
	$167,514	$324,933	$492,447	$245,407

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

4.	Loan Payable

As at December 31, 2004, borrowings on the maximum US$500,000 (2003 - US$250,000) line of credit had a balance of $176,317 (2003- $11,787). The facility bears interest at a rate of 8%, and is secured by the Company’s shares in subsidiaries. The loan is repayable on December 31, 2006. This loan facility is with a company whose director is also an officer of the Company. Current year’s interest expense on this loan was $11,693 (2003 - $32,933).

5.	Capital Stock

Par Value

During the fiscal year 2002, the par value of common shares was changed from CDN$0.001 to US$0.001.

Issuance of Shares

During the year, the Company signed an agreement to issue 3,600,000 shares to raise US$648,000 (CDN$799,418, net of a finders fee of $42,075) as a private placement to various investors. As of the date of the financial statements, all funds had been received, however, no shares were issued. Subsequent to the date of the financial statements, these shares were issued from the treasury of the Company. They have been showed as allotted as at December 31, 2004.

Stock Options

The Company has granted stock options to directors, officers and employees as follows:

Number Outstanding December 31, 2003	Granted	Exercised	Expired / Cancelled	Number Outstanding December 31, 2004	Exercise Price per Share (USD)	Expiry Date
900,000	-	-	-	900,000	$ 0.17	August 31, 2008
1,000,000	-	-	1,000,000	-	$ 0.19	February 19, 2004
-	150,000	-	-	150,000	$ 0.18	August 2, 2009
-	1,500,000	-	-	1,500,000	$ 0.19	June 24, 2006
1,900,000	1,650,000	-	1,000,000	2,550,000

On May 27, 2003, the Company entered an agreement with Marum Resources Inc. to explore and evaluate its Kentucky lands for Kimberlite. The remuneration offered included the grant of 1,000,000 options exercisable at US$0.19 until February 19, 2004. These options lapsed during the current year.

On September 1, 2003, each of the directors were granted stock options under the terms of the Company’s stock option plan. Mr. Nicholas Plumbridge received 250,000 options; Mr. Michael Brickell received 250,000; Mr. Isaac Moss received 150,000; and Ms. Cheryl Wilson received 250,000. These options are exercisable from September 1, 2003 to August 31, 2008 at an exercise price of US$0.17 per share.

On June 25, 2004, Mr. Phillip Garratt, in conjunction with his appointment as Chief Executive of the Company, was awarded 1,500,000 options exercisable at a price per share of US$0.19, within two years of the date of the grant. On August 3, 2004, Mr. Michael Brickell was granted a further 150,000 options exercisable at a price per share of US$0.18 within five years of the date of the grant.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

5.	Capital Stock (Continued)

Stock-Based Compensation

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

Effective January 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense or adds to mineral property costs as applicable. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model in 2004 and 2003 with the following weighted average assumptions from the date of grant:

Risk-free interest rate	3.97%
Expected dividend yield	-
Expected stock price volatility	188%
Expected option life in years	3.72

Current year stock-based compensation amounted to $247,759 (2003 - $297,652), which was included in the contributed surplus account. The stock option benefit related to 1,500,000 options granted to Mr. Phillip Garratt and amounting to $220,188 was included in management services stock-based compensation. The stock option benefit related to 150,000 options granted to Mr. Michael Brickell and amounting to $27,571 was included in management services stock-based compensation.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.	Income Taxes

At December 31, 2004, the Company had net deferred tax assets of approximately $1,190,000, arising from net operating loss carryforwards, for income tax purposes. The expected federal income tax rate was 34% as of December 31, 2004. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2004.

The following summarized the provisions for taxes:

December 31,2004
Net operating loss carryforwards	$3,500,000
Deferred tax asset	$1,190,000
Deferred tax asset valuation allowance	$(1,190,000)

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

6.	Income Taxes (Continued)

At December 31, 2004, the Company has net operating loss carryforwards of approximately $3,500,000, which expire periodically over the next 20 years.

The potential future tax benefits of these losses have not been recognized in the accounts of the Company.

7.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

Salaries and benefits of $87,494 (2003 - $65,718) were paid to a director of the Company. Out of the total amount of salaries, $24,943 (2003 - $36,447) was expensed as part of administrative expenses, and the remaining amount was recorded as part of exploration costs.

Office rent expense of $ 15,581 (2003 - $16,755) was paid to a director of the Company.

8.	Investment in Cadillac West Explorations Inc.

On June 30, 2004, RFI entered into an agreement with the unincorporated partnership of Andre Audet and Victor Erickson (“A&E”) to take assignment of 282 mineral claims comprising approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Messrs. Audet and Erickson have become advisors to RFI. A&E has also signed an agreement (“Richmont Agreement”) with Richmont Mines Inc., of Rouyn-Noranda, Quebec. Per the agreement, A&E, or its assignee has the right to earn a 50% interest via two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships.

As per the agreement between RFI and A&E, the A&E claims and the Richmont Agreement will be transferred into a newly incorporated company, in the province of British Columbia, to be called Cadillac West Explorations Inc. (“CWE”).

A&E will be issued 3,000,000 common shares in CWE, with a further 1,000,000 common shares for each of the two property options contained in the Richmont Agreement, to be released or cancelled, as the case may be, upon satisfaction or termination of the said property options.

RFI is to fund CWE CDN$1,000,000. These funds will be secured by a note which shall be convertible into common shares of CWE at the rate of 10 CWE shares for each dollar advanced on or before March 31, 2005. Upon conversion of the full $1,000,000 of advances, RFI shall also be granted 2,000,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per CWE common share.

As at the balance sheet date, total funds advanced by RFI amount to $588,099 and none of the funds advanced had yet been converted to common shares of CWE.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

8.	Investment in Cadillac West Explorations Inc. (Continued)

This agreement was extended and modified by an amended agreement signed June 8, 2005. As per the modifications, RFI agrees to fund CWE $700,000 of the original $1,000,000. In return, RFI is entitled to receive 7,000,000 shares of CWE, along with 1,400,000 share purchase warrants. As well, CWE will require additional funding which will be obtained through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain additional funding in the amount of $150,000 by June 20, 2005, RFI will provide, on a best efforts basis, funding equal to the shortfall (i.e. the amount by which $150,000 exceeds the funding raised by CWE). RFI will receive for this funding additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. CWE will attempt to raise an additional $150,000 on or before October 10, 2005 through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain $150,000 in funding by October 10, 2005, RFI will, on a best efforts basis, provide funding in the amount equal to the shortfall. RFI will receive, for this second round of financing, additional shares of CWE at the rate of one share for each $0.10 of additional funding provided.

9.	Agreement with IBK Capital Corp.

On August 18, 2004, RFI entered into an agreement with IBK Capital Corp. on their assistance in obtaining equity financing of C$1.25 million by way of a private placement. As per the agreement, IBK Capital will prepare the necessary materials on the Company to be used in the financing, they will approach selected parties on behalf of RFI with respect to seeking interest from parties to participate in the financing with RFI and IBK Capital will advise RFI as to the structure and terms of any proposed financing. In consideration of the services rendered by IBK Capital, IBK will receive a work fee of $25,000 (paid as of December 31, 2004), a commission equal to 7% of the total amount of funds provided through IBK and warrants equal to 6% of the funds provided through IBK at US$0.30. These warrants will have a life of one year.

As of balance sheet date, total funds advanced to IBK totalled $28,500. No shares have been placed through the services of IBK as of December 31, 2004.

10.	Reconciliation of Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December31 2002	For the period from October 16, 1978 (Inception) to December 31 2004
Loss for the period as reported	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Write-off of mineral property costs	(247,040)	(245,407)	-	(492,447)
Loss for the period in accordance with United States GAAP	$(798,979)	$(598,830)	$(229,221)	$(11,619,510)
Loss per share for the year in accordance with United States GAAP – basic and dilluted	$(0.03)	$(0.02)	$(0.01)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity (deficiency) as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Comprehensive Income	Accumulated Deficit	Total
Shareholders’ equity (deficiency) as reported at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Write-off of mineral property costs	-	-	-	-	-	-
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2002	24,462,765	$24,463	$9,751,410	$-	$(10,221,701)	$(445,828)
Shareholders’ equity (deficiency) as reported at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,575,124)	$163,551
Write-off of mineral property costs	-	-	-	-	(245,407)	(245,407)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$(10,820,531)	$(81,856)
Shareholders’ equity (deficiency) as reported at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,127,063)	$658,789
Write-off of mineral property costs	-	-	-	-	(492,447)	(492,447)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2004	31,156,829	$33,253	$11,752,599	$-	$(11,619,510)	$166,342

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December 31 2002
Cash flows from operating activities
As reported	$(291,383)	$(251,412)	$(154,006)
Mineral property costs	(247,040)	(245,407)	-
Per United States GAAP	$(538,423)	$(496,819)	$(154,006)
Cash flows from investing activities
As reported	$(667,537)	$(129,455)	$(37,504)
Mineral property costs	247,040	245,407	-
Per United States GAAP	$(420,497)	$115,952	$(37,504)

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements.  Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities.  The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company’s financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Management’s preliminary assessment of these recent pronouncements is that they will not have a material impact on the Company’s financial position or results of operations.

