Form 20-F/A
period 2004-12-31
RESOURCE FINANCE & INVESTMENT LTD
filed 2005-11-21
CIK 877090

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F/A

(Amendment No. 1)

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004;

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934; OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________________

For the transition period from _______________ to ________________

Commission File Number 0-19385

RESOURCE FINANCE & INVESTMENT LTD.

(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

(Jurisdiction of Incorporation or Organization)

10, route de l'Aéroport

1215 Geneva Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2004 was 31,156,825 on the Company’s share register, with further 4,800,000 shares reserved for issue following the Company's private placement of May 19, 2005.

1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.           ☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F in connection with the filing of certain auditors' report, financial statements and exhibits. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, this Amendment No. 1 on Form 20-F/A sets forth the complete Financial Information and Financial Statements as required under “Item 8. Financial Information” and “Item 17. Financial Statements”, as attached hereto, and "Item 19. Exhibits,” as amended hereby, as well as the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a); no other Item of Form 20-F is being amended hereby. This Amendment No. 1 on Form 20-F/A continues to speak as of the date of the original filing of the Form 20-F and, except as described above and expressly stated herein, does not purport to amend or update the information contained in the Form 20-F filed on June 28, 2005, or reflect any events that have occurred after the Form 20-F was filed.

ITEM 19. EXHIBITS

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd (3)

1.2	Articles of Resource Finance & Investment Ltd.(3)

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998 (1)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 1, 2002(1)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 (2)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005(3)

2

4.5	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005(3)

4.6	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004(3)

4.7	Agreement among Andre Audet, Victor Erickson and Resource Finance &

Investment Ltd. dated June 3, 2004(3)

4.8	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005(3)

4.9	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005(3)

8.1	List of Subsidiaries(3)

11.1	Code of Business and Ethics(2)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certificate under Section 906*

____________________

* Filed herewith

(1) Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 24, 2003.

(2) Incorporated by reference from the Company's Annual Report on Form 20-F filed on May 28, 2004.

(3) Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 28, 2005.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A for fiscal year ended December 31, 2004 on its behalf.

Dated: November 21, 2005	RESOURCE FINANCE & INVESTMENT LTD.

By:	/s/ Michael Brickell
Michael Brickell, President

4

RESOURCE FINANCE & INVESTMENT LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

Contents

Page

Auditors' Report	1-2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Shareholders’ Equity (Deficiency)	5

Consolidated Statements of Cash Flows	6-7

Consolidated Schedule of Mineral Property Costs	8

Notes to the Consolidated Financial Statements	9-20

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

The financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2003.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

/s/ “Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

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

/s/ “Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 4, 2005 except for note 5 which is as at April 11, 2005, and note 8 which is as at October 18, 2005	CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Resource Finance & Investment Ltd.

(A Development Stage Company)

We have audited the accompanying consolidated statements of operations, shareholders’ deficiency and cash flows of Resource Finance & Investment Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

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

Resource Finance & Investment Ltd.                                                                              Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2004	2003

Assets

Current
Cash and cash equivalents	$7,853	$2,825
Prepaid expenses	28,500	-
	36,353	2,825

Property, plant and equipment, net of accumulated amortization of $1,478	1,894	2,867
Mineral property costs (Note 3) – Schedule	492,447	245,407
Investment in Cadillac West Explorations Inc. (Note 8)	420,497	-

	$951,191	$251,099

Liabilities

Current
Accounts payable	$100,016	$57,043
Accrued liabilities	16,069	18,718
	116,085	75,761

Loan payable (Note 4)	176,317	11,787

	292,402	87,548

Going concern (Note 1)

Shareholders’ Equity (Deficiency)
Capital stock (Note 5) – Statement 3
Authorized: 120,000,000 common shares with a par value of US$0.001 Issued and allotted: (Note 5) 31,156,825 (2003 – 27,556,825) shares	33,253	28,579
Contributed surplus – Statement 3	11,752,599	10,710,096
Deficit accumulated during the exploration stage – Statement 3	(11,127,063)	(10,575,124)

	658,789	163,551

	$951,191	$251,099

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Expenses

Consulting services	$145,782	$110,247	$30,451	$1,302,289
Depreciation	973	505	-	62,752
General expenses	42,960	5,182	2,705	365,863
Interest	17,195	38,125	20,034	221,177
Licenses, dues and taxes	-	1,772	13,639	70,695
Management services – stock-based compensation (Note 5)	247,759	149,566	-	397,325
Management services	-	8,000	12,000	502,644
Office, stationery and sundry	23,386	4,526	1,376	413,376
Professional fees	32,298	11,972	13,430	644,759
Rent (Note 7)	15,581	17,820	13,924	186,896
Salaries and benefits	-	36,447	68,973	244,360
Salaries and benefits – stock-based compensation (Note 5)	-	28,762	-	28,762
Shareholder, listing and public relations	48,034	18,787	25,292	425,993

Loss before other income (expense)	(573,968)	(431,711)	(201,824)	(4,866,891)

Other income (expense)

Foreign exchange, interest and other	22,029	78,506	(3,532)	267,012
Gain on sale of marketable securities	-	-	-	18,662
Write-down of mineral property costs	-	-	(23,865)	(6,663,112)
Write-down of payables and accruals	-	(218)	-	127,266

Loss before income taxes	(551,939)	(353,423)	(229,221)	(11,117,063)

Income taxes	-	-	-	(10,000)

Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)

Weighted average number of common shares outstanding	27,556,825	24,471,219	24,462,765

Loss per common share – basic and diluted	$(0.02)	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 3

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – December 31, 2001	24,462,765	$24,463	$9,751,410	$(9,992,480)	$(216,607)
Loss for the year	-	-	-	(229,221)	(229,221)

Balance – December 31, 2002	24,462,765	24,463	9,751,410	(10,221,701)	(445,828)
Shares issued in settlement of debt	3,094,060	4,116	661,034	-	665,150
Stock-based compensation	-	-	297,652	-	297,652
Loss for the year	-	-	-	(353,423)	(353,423)

Balance – December 31, 2003	27,556,825	$28,579	$10,710,096	$(10,575,124)	$163,551
Stock-based compensation (Note 5)	-	-	247,759	-	247,759
Loss for the year	-	-	-	(551,939)	(551,939)
Private placement	3,600,000	4,674	794,744	-	799,418

Balance – December 31, 2004	31,156,825	$33,253	$11,752,599	$(11,127,063)	$658,789

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 4

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cash derived from (applied to)	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Operating
Net loss	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Depreciation	973	505	-	62,752
Stock-based compensation	247,759	178,328	-	426,087
Gain on sale of marketable securities	-	-	-	(18,662)
Write-down of mineral property costs	-	-	37,504	6,676,751
Changes in non-cash operating working capital
Prepaid expenses	(28,500)	-	437	(28,500)
Accounts payable	42,973	(61,540)	29,431	91,288
Accrued liabilities	(2,649)	8,718	(16,157)	24,787
Due to related party	-	(24,000)	24,000	-
	(291,383)	(251,412)	(154,006)	(3,892,560)
Investing
Proceeds on sale of interests in mineral properties	-	-	-	797,802
Proceeds on sale of marketable securities	-	-	-	98,662
Mineral property costs	(247,040)	(126,083)	(37,504)	(5,962,807)
Acquisition of mineral properties	-	-	-	(1,703,857)
Acquisition of property, plant and equipment	-	(3,372)	-	(139,744)
Proceeds on sale of property, plant and equipment	-	-	-	75,098
Investment in Cadillac West Explorations Inc.	(420,497)	-	-	(420,497)
	(667,537)	(129,455)	(37,504)	(7,255,343)
Financing
Issue of common shares for cash, net of issue costs	799,418	-	-	10,314,279
Loan payable	164,530	380,752	185,069	841,467
	963,948	380,752	185,069	11,155,746

Increase (decrease) in cash	5,028	(115)	(6,441)	7,853
Cash and cash equivalents, beginning of period	2,825	2,940	9,381	-
Cash and cash equivalents, end of period	$7,853	$2,825	$2,940	$7,853

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 4 (Continued)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian Dollars)

For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Year Ended December 31 2002	For the Period from October 16 1978 (inception) to December 31 2004 (Unaudited)

Non-cash investing and financing transactions

Marketable securities received on the sale of interest in resource property	$-	$-	$-	$80,000

Stock-based compensation included in mineral property costs	$-	$119,324	$-	$119,324

Stock-based compensation included in expenses	$247,759	$178,328	$-	$426,087

Common shares issued in exchange for mineral properties	$-	$-	$-	$200,000

Common shares issued in payment of agents’ fees	$-	$-	$-	$71,500

Common shares issued on settlement of debt	$-	$665,150	$-	$665,150

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Schedule

(An Exploration Stage Company)

Consolidated Schedules of Mineral Property Costs

(Expressed in Canadian Dollars)

December 31	2004	2003

Shawnee Project, Kentucky, U.S.A.

Acquisition costs
Mineral lease payments	$16,219	$16,022
Recovery costs	-	(4,203)
	16,219	11,819
Exploration costs
Camp and general	-	19,171
Consulting	4,765	25,238
Consulting – stock-based compensation	-	90,562
Salaries and wages	16,409	14,634
Salaries and wages – stock-based compensation	-	14,381
Sample analysis	-	35,557
	21,174	199,543

Total	37,393	211,362

Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
Mineral lease payments	4,609	13,417
Recovery costs	-	(8,390)
Royalty payment	129,840	-
	134,449	5,027
Exploration costs
Salaries and wages	49,217	14,637
Salaries and wages – stock-based compensation	-	14,381
Consulting	20,727	-
Sample analysis	5,254	-
	75,198	29,018

Total	209,647	34,045

Costs for the year	247,040	245,407
Balance – Beginning of year	245,407	-

Balance – End of Year	$492,447	$245,407

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

As per the agreement between RFI and A&E, the A&E claims and the Richmont Agreement have been transferred into Cadillac West Explorations Inc. (“CWE”), a company incorporated in the province of British Columbia on June 8, 2004.

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

As at the balance sheet date, total funds advanced by RFI amount to $420,497.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

8.	Investment in Cadillac West Explorations Inc. (Continued)

This agreement was extended and modified by an amended agreement signed June 8, 2005. As per the modifications, RFI agreed to fund CWE $700,000 instead of the original $1,000,000. Pursuant to this amended agreement, CWE agreed to issue to RFI 7,000,000 CWE common shares and 1,400,000 CWE share purchase warrants exercisable until November 30, 2008 at $0.25 per share in settlement of $700,000 RFI’s advances ($420,497 of advances were made in 2004 and $279,503 of advances made in 2005). These shares and warrants have been reserved and allotted for issuance by CWE, but they have not been physically issued yet.

As well, CWE will require additional funding which will be obtained through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain additional funding in the amount of $150,000 by June 20, 2005, RFI will provide, on a best efforts basis, funding equal to the shortfall (i.e. the amount by which $150,000 exceeds the funding raised by CWE). RFI will receive for this funding additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. CWE will attempt to raise an additional $150,000 on or before October 10, 2005 through private placement equity funding, at a price not less than $0.20 per share. If CWE is unable to obtain $150,000 in funding by October 10, 2005, RFI will, on a best efforts basis, provide funding in the amount equal to the shortfall. RFI will receive, for this second round of financing, additional shares of CWE at the rate of one share for each $0.10 of additional funding provided. As of October 18, 2005, RFI has not provided any additional funding with respect to the above mentioned two equity financing arrangements contemplated by CWE.

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

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2004 and 2003

10.	Reconciliation of Generally Accepted Accounting Principles (Continued)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2004	Year Ended December 31 2003	Year Ended December31 2002	For the period from October 16, 1978 (Inception) to December 31 2004 (Unaudited)
Loss for the period as reported	$(551,939)	$(353,423)	$(229,221)	$(11,127,063)
Write-off of mineral property costs	(247,040)	(245,407)	-	(492,447)
Loss for the period in accordance with United States GAAP	$(798,979)	$(598,830)	$(229,221)	$(11,619,510)
Loss per share for the year in accordance with United States GAAP – basic and diluted	$(0.03)	$(0.02)	$(0.01)

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

