Form 20-F
period 2005-12-31
RESOURCE FINANCE & INVESTMENT LTD
filed 2006-07-17
CIK 877090

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

The number of outstanding Common Shares as of December 31, 2005 was 35,956,825 on the Company’s share register.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes ☒ No

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	[ ] No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated files. [ ] Large accelerated filer [ ] Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒	Item 18 [	]

Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act.

[	] Yes	☒ No

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”) and by the accounting principles generally accepted in the United States (“U.S. GAAP”). Differences between Canadian and U.S. GAAP are noted below and described in Note 10 to the Consolidated Financial Statements attached. The following data has been derived from our financial statements and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 included elsewhere in this Annual Report. Historical information for periods prior to the fiscal year ended December 31, 2001 are derived from financial statements, not included herein.

Included in our consolidated financial statements are the results of operations of Resource Finance & Investment Ltd, its two wholly-owned operating subsidiaries from their respective dates of incorporation: Oregon Resources Corporation ("ORC") incorporated on September 12, 1990 in Oregon,

U.S.A., and Dynamex Resources Corporation (“Dynamex”) incorporated on October 22, 2003 in Wyoming, U.S.A, and results of operations from its majority controlled interest in Cadillac West Enterprises Inc. (“CWE”), incorporated on June 8, 2004.

All financial information is presented in Canadian dollars (“CAD$”), unless indicated otherwise.

Canadian GAAP

(in Canadian Dollars)

Year ended	Year ended	Year ended	Year ended	Year ended
Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
2005	2004	2003	2002	2001

CONSOLIDATED STATEMENTS OF OPERATIONS

Revenues	0	0	0	-	-

Operating expenses	571,115	573,968	431,711	188,185	257,048

Operating loss	(571,115)	(573,968)	(431,711)	(188,185)	(257,048)

Net loss	(436,240)	(551,939)	(353,423)	(229,221)	(295,960)

Net loss per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

Loss per common share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

Capital stock (number of shares)	35,956,825	31,156,825	27,556,825	24,462,765	24,462,765

CONSOLIDATED BALANCE SHEETS

Working capital	(380,417)	(79,732)	(72,936)	(445,828)	(216,607)

Property, plant and equipment	628,468	167,514	1,894	-	-

Deferred exploration expenses	1,860,866	324,933	492,447	-	-

Total assets	2,742,623	951,191	251,099	2,940	9,818

Total liabilities	1,314,185	292,402	87,548	448,768	226,425

Deficit accumulated during the development stage	(11,563,303)	(11,127,063)	(10,575,124)	(10,221,701)	(9,992,480)

Total Shareholders’ Equity (deficiency)	1,428,438	658,789	163,551	(445,828)	(216,607)

U.S. GAAP

(in Canadian Dollars)

	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2005	2004	2003	2002	2001
CONSOLIDATED STATEMENTS OF OPERATIONS

Net loss, Canadian basis	436,240	551,939	353,423	229,221	295,960
Adjustment for the write-down of resource properties and deferred exploration costs	1,368,419	247,040	245,407 -	-	-
Net loss, US basis	1,804,659	798,979	598,830	229,221	295,960
Loss per common share, US basis	0.06	0.03	0.02	0.01	0.01

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

We have not declared or paid any dividends on our Common Shares since its inception. We do not expect to pay dividends for the foreseeable future.

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars (CAD) and U.S. Dollars (U.S.) for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $/U.S. $)

The following table sets forth the high and low exchange rate for the past six months and for the last five years.

Month	High	Low

December 2005	1.1732	1.1509
January 2006	1.1721	1.1427
February 2006	1.1530	1.1379
March 2006	1.1745	1.1316
April 2006	1.1734	1.1207
May 2006	1.1270	1.0971
June 2006	1.1287	1.0926

Year Ended: December 31	Average
2001	1.5487
2002	1.5704
2003	1.4008
2004	1.3017
2005	1.2087

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating us and our business. This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Notwithstanding the foregoing, our future success will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. We have incurred losses and negative cash flow from operations since inception. For the fiscal year ended December 31, 2005, we had a net loss of CAD $436,240 and an accumulated deficit on December 31, 2005 of CAD$ 11,563,303. We have not generated revenues from operations since inception and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of our properties will be placed in production or that our operations will be profitable in the future. See Risk Factor entitled "If We Are Unable to Raise Funds None Of Our Properties Will Be Put Into Production" below. Since we are currently in the exploration stage, our management expects to continue to suffer net losses for a foreseeable future.

If we are unable to raise funds none of our properties will be put into production. Our projects are either at the early exploration stage, pre-production development or inactive and need future financing to continue development or begin extraction and processing operations. The exploration, development and production from our properties, including the construction of extraction and processing facilities and commencement of operations, will require substantial additional financing. We are currently seeking equity and debt financing to fund further development and explorations of our properties. However, there can be no assurance that additional financing will be available in the future or, if available, that it will be available on acceptable terms or in sufficient amounts to meet our capital requirements.

Failure to obtain such additional financing could result in the indefinite postponement of exploration, development or production and loss of or reduction in our interest in certain properties. There is no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be commercially favorable to us. Until further studies are completed, we are unable to assess the costs of any extraction or processing operation that might be undertaken on its properties.

Historically, we have had to seek capital for exploration due to lack of revenues. We have obtained funds through the private placement of our Common Shares and our current loan facility with Epsom Investment Services, N.V. ("Epsom"). We believe that we can sustain the good standing of our mineral properties until December 31, 2006 utilizing the current loan facility. If we are unable to obtain additional debt or equity financing we will not be able to continue the current development programs being undertaken on our properties.

The mining industry is highly speculative and involves substantial risks. There is no assurance that any mining will ever be conducted on our properties. In addition, even if mining is conducted on properties known to contain significant quantities of mineralization, it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

There are no assurances that we can produce minerals on a commercially viable basis. Our ability to generate revenues and profits is expected to occur through development of our existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances and other matters. In many cases, licenses and permits are required to conduct mining operations. No applications have yet been made for necessary permits (except as noted in Item 4), and there is no assurance that such required permits will be granted. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on us. Applicable laws and regulations will require us to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, we may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

The prices of natural resources and minerals are subject to wide market fluctuations beyond our control. Prices of certain minerals have fluctuated widely in recent years. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us. If certain mineral prices were to decrease significantly, we could determine that it is not economically feasible to commence or continue production on one or more of its properties, our initial investment in exploration would be lost. The marketability of natural resources that may be acquired or discovered by us will be affected by numerous factors, including proximity and capacity of natural resource markets and processing equipment.

We operate in a highly competitive industry. We compete with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than us. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade our common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than U.S. $5.00 per share or an exercise price of less than U.S. $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S. $5,000,000 or an individual with net worth in excess of U.S. $1,000,000 or annual income exceeding U.S. $200,000 or U.S. $300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

We may be subject to foreign currency fluctuations. We operate in more than one country and our functional currency is the Canadian Dollar. Our mining exploration properties are located in United States and Quebec, Canada, and our financial results are reported in Canadian Dollars. Our currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to manage our foreign currency fluctuation risk. Fluctuations in and the various currencies in which we operate could have a material effect on our operations and its financial results.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Province of British Columbia, Canada on October 16, 1978, under the name Coven Resources Ltd. On April 16, 1984, our name was changed to Gold Medal Resources Ltd and then to Rare Earth Resources on November 24, 1989. We changed to our current name on April 4, 1997. On December 2, 1994, pursuant to the authority granted at an extraordinary general meeting of shareholders of September 9, 1994, we applied, and received assent from the Minister of Finance of Bermuda to change its place of incorporation to Bermuda, under Bermuda's Companies Act, 1981, as amended.

We conduct our operations directly and through our two wholly-owned U.S.A. subsidiaries: ORC, which was incorporated under the laws of Oregon on September 12, 1990, and Dynamex, incorporated under the laws of Wyoming on October 22, 2003. We also have majority control of CWE, a company incorporated in British Columbia on June 8, 2004. Our registered office is located at P. O. Box HM 1177, Par La Ville Place, 14 Par La Ville Road, Hamilton HM EX, Bermuda and its administrative headquarters are located at 10, route de l'Aeroport, 1215 Geneva, Switzerland.

In this Annual Report, unless the context indicates otherwise, the terms "we", “us” and “our” means Resource Finance & Investment Ltd., ORC, Dynamex and CWE. The consolidated financial statements and financial information set forth in this Annual Report includes accounts and operations of Resource Finance & Investment Ltd., ORC, Dynamex, and CWE on a consolidated basis.

We are a development stage company and have had no revenues from operations. We continue to seek additional financing in order to provide working capital. Due to insufficient working capital necessary to put the projects into production on our own, our activities from 1997 to 2004 have been reduced to maintaining our properties and our public reporting status and listing, while searching for future financing and strategic partners.

In 2005, our focus was our Oregon mineral sands project, where we are conducting sample analysis, building a pilot plant, investigating exploration and pre-development opportunities for the extraction of approximately 2,598 acres of terraced mineral sands properties near Coos Bay in southwestern Oregon.

From inception to December 31, 2005, we have raised CAD$ 11,744,833 through the private placement of our Common Shares. In addition, we have also financed our activities through the use of a credit facility with Epsom. The current credit facility permits us to draw up U.S. $1,000,000. The maturity date for the credit facility is December 31, 2007. We intend to use our current working capital and the credit facility to maintain the projects in good standing.

B.	Business Overview

Our historic business has been acquiring, exploring and, if deemed economically feasible, considering the development of natural resource properties. Our principal activities have been focused on the mining projects located on the following leased properties:

•	Mineral sand deposits known to contain chromite, zircon and garnet found in Oregon (the "Oregon Mineral Sands Project").

•	Properties in Kentucky containing zinc, as well as having base metal potential (the "Shawnee Project").

•	282 Mineral claims comprising 9450 hectares in Beauchastel and Dasserat Townships in Quebec known to contain gold reserves (the “Cadillac West Project”)

The Oregon Mineral Sands Project

We, through our wholly-owned subsidiary, ORC, hold interests in and have extensive exploration data on approximately 2,598 acres of terraced mineral sands properties near Coos Bay in southwest Oregon. We chose these properties based on government drill hole data and our exploration program that included airborne geophysics, surface sampling and trenching. Certain portions of the properties leased were first mined in the mid-1800s for gold and in the mid-1900s for chromite.

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

In 1991, we undertook a major drilling and sampling program consisting of the exploration and development drilling of 550 holes for a total of 16,000 feet with 3,995 samples collected and 2,603 samples assayed primarily for chromite and zircon.

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

In April 1994, we obtained a Water Use Permit from the State of Oregon, and on October 31, 1994, we received a Conditional Use Permit from Coos County for its operations. As of June 21, 2005, the Conditional Use Permit had expired we will need to reapply for a new Conditional Use Permit. In November 2002, the deadline for applying water to full beneficial use was extended by the State of Oregon to October 1, 2005. We are currently seeking a further extension to apply the water to full beneficial use.

In October 2004, we undertook additional metallurgical studies on a bulk sample to confirm and with current technology may improve on previous results. We are continuing to further test, analyze data, and develop markets utilizing the experience and expertise of Daryl F. Hoyt, of Foundry Sand Technology, who is one of the consultants.

We are currently undertaking market studies which are expected to reconfirm the market demand and pricing for product. To further develop the market, we are organizing a bulk sampling program which will provide a chromite sample for further product testing within the foundry sands industry. We are also undertaking further market studies on garnet, zircon and other heavy minerals contained in the property.

In May 2005, we purchased a 10 ton per hour wet concentrating plant. This plant will be utilized initially in the bulk sampling program to produce test product for the market, with later application in the fully commercial operation. The pilot plant is expected to be in operation by the fall of 2005.

We continue to seek capital for the ongoing development of the Oregon Mineral Sands Project. This ongoing development includes additional drilling to enhance the resource profile and longevity of the project, operational expenditure to establish and operate the pilot plant, contracting of dry plant and metallurgical services and selective distribution of processed material for marketing. These activities and the results therefrom will assist with the completion of a final feasibility study.

We will endeavor to develop this project independently, in stages, depending on the financial resources and working capital available. If we have available funds, wet plan to perform ongoing market and metallurgical studies as well as a delineation drilling program to upgrade additional mineral reserves currently classified as probable, into the proven category. No efforts will be made unless we obtain additional funding. Assuming we complete the final feasibility study, an operating permit will then be applied for from the State of Oregon.

The Shawnee Project

The Shawnee Project is located within an intracratonic rift system located at the boundary area between southern Illinois and northwestern Kentucky. During the period 1989 to 1992, we acquired a number of leases in the region hosting several diatremes. While the area was targeted initially by us for rare earth elements, more recent work by the U.S. Geological Survey and others has demonstrated that the region is prospective for the discovery of diamonds and potentially economic zinc.

In 1992, we conducted a 7,000 kilometer airborne magnetic and radiometric geophysical survey over its properties and the surrounding area in the district. We regard this data as a significant advancement in the identification of base metal deposits. The survey was conducted, processed and interpreted using the latest techniques, and the survey results include a 100% correlation with our existing knowledge of the diatremes in the district. The survey also provided insight into geological formations within the district and identified additional land positions that should be secured and explored by us.

We acquired a substantial database and mineral leases in the Kentucky area close to the Illinois border. This data, when compiled with the information extracted from our airborne magnetic and radiometric survey, supported our belief that the region has potential to contain lead, zinc and diamond deposits enriched in advanced metals and rare earths.

From May 31, 1993 to April 30, 1996, we had a joint venture with Kennecott Exploration Company ("Kennecott"), covering its Shawnee Project. During that time Kennecott conducted geological and geophysical surveys, which included drilling three holes as follows: Hole #1 was drilled vertically on the edge of the anomaly to 900 feet (310 meters) without intersecting kimberlite. Hole #2 was vertically drilled to a depth of 2,210 feet (700 meters). Hole #3, 500 meters from Hole #2, was drilled at a 45% angle from the horizontal to a depth of 1,158 feet (374 meters). Hole #2 was logged and small, token hand samples were taken for petrographic and chemical analysis. Hole #3 has not yet been logged and, with the exception of approximately ten boxes that were spot checked in 2002, the drill core boxes remain unopened. Additionally, geochemical stream sediment and soil samples taken on and near the Lollypop intrusive remain available in storage, still untested for diamond or diamond indicator minerals.

During 2002, Mr. Richard Boulay, a geologist and President of Marum Resources Inc. visited the Shawnee Project, took kimberlite outcrop samples and briefly inspected the available core, including random boxes of core throughout Hole #3. Hole #3 was found to contain kimberlitic breccias similar those in Hole #2. Mr. Boulay recommended a reactivation of the project based on its obvious positive geological features: the immediate availability of untested drill core, the availability of untested geochemical samples and the ease of taking bulk surface samples from outcropping kimberlite or saprolitic kimberlite soil up to 40 feet deep (13 meters).

Based on these findings, on May 27, 2003 our Board of Directors (the "Board") announced that diamond exploration would immediately recommence on the Shawnee Project. The main objective of the program was to establish the Lollypop kimberlite as a diamond-bearing host rock. Therefore the re- activation of this project focused on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, Western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 500 hectares (1,235 acres).

The Lollypop kimberlite intrusion lies at the busy intersection of the Mississippi Embayment, the Illinois Basin, the Reelfoot Rift, the Rough Creek Graben, the Fluorspar Fault Swarm and the Wabash Valley Fault System. The area is one of the most structurally complex and seismically active areas in the United States. The geological credentials of the Shawnee diamond exploration project include a thick, underlying Precambrian shield that contains swarms of very deep, regional faults and rift fractures that have been active over long periods of geological time. These zones of crustal weakness allowed deep-seated, mantle-derived kimberlitic magmas to ascend into the overlying sedimentary rocks that form the present surface. The kimberlite occurs in outcrop on hill sides and in streams, lays a few meters beneath a thin layer of soil, or actually forms a thick, yellow, saprolitic, kimberlitic soil. Petrographic, whole rock and microprobe analysis of samples from outcrop and drill core indicates that the kimberlites have a deep mantle origin and internal chemistries that positively define the Lollypop complex as a prospective diamond host. The kimberlites and their altered or weathered kimberlitic derivatives occur as kimberlite porphyries, kimberlitic diatreme breccias, carbonatized kimberlitic breccias and kimberlitic replacement zones peripheral to the enclosing limestones.

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

We continue to consider alternative exploration options in an area known to contain both zinc and fluorite exploration potential. This may involve us undergoing exploration activities within a joint venture arrangement or other partnership deals.

CWE Project

CWE was incorporated in British Columbia in June 2004 and is extra-provincially registered in Quebec. CWE was established in 2004 pursuant to an agreement dated June 3, 2004 between the Company, Victor Erickson and Andre Audet (the "CWE Agreement"). The purpose of CWE was to pursue an exploration opportunity in Beauchastel and Dasserat Townships located in northwestern Quebec. Pursuant to the CWE agreement, CWE acquired (i) 282 mineral claims comprising of 9,450 hectares in the Beauchastel and Dasserat Townships from Victor Erickson and Andre Audet and (ii) a right to earn a 50% interest in 77 claims comprising of 2,185 hectares in the Beauchastel and Dasserat Townships pursuant to the assignment of the Norcoeur Option and the Lac Fortune Option (collectively “the Richmont Option”) from Victor Erickson and Andre Audet. The sole shareholders of CWE are as follows: Resource Finance & Investment Ltd., Victor Erickson and Andre Audet. Under the CWE Agreement, we own 56.7% of CWE with the remainder being owned by Victor Erickson and Andre Audet.

Since the organization of CWE, we have invested approximately $770,000. The funds have been expended primarily on geophysics, geochemistry and diamond drilling to demonstrate the validity of the exploration models proposed for the area by the project originators, two experienced professional engineers. Its recent activities since 2004 include two surveys: Summer 2004 Survey and Winter 2004 Survey. The Summer 2004 survey was conducted to meet the Ministry of Natural Resources assessment work requirements and to provide the basis for further exploration, more specifically the identification of drill targets on the Cadillac Break. The purpose of the Winter 2004 survey on the Richmont Option was to commence preliminary drilling to test the proposed deposition models.

Subject to obtaining additional financing, the next stage of exploration on the CWE claims will comprise of core drilling. CWE anticipates that it will fund its exploration through equity financing.

Project Overview

A brief review of the historic mine production for western Quebec demonstrates the significance of the numerous long-lived gold and polymetallic mines in the region. Rouyn-Noranda itself is internationally recognized as home to several world-class VMS base metal deposits, which have also yielded an aggregate of about 14 million ounces of gold. In addition, the camp has produced a further 4 million ounces from about 20 “gold-only” deposits.

The 200km-long Cadillac-Larder Lake Deformation Zone, which extends from Kirkland Lake in Ontario to well east of Val d’Or in Quebec, has been a major source of gold in this region since the 1920’s. The structure is has yielded large new deposits in recent years and is currently the active focus of deep exploration drilling. The Kirkland Lake area mines (including Kerr Addison) produced an aggregate of 37 million ounces from the Larder Lake segment of the fault zone, while in Quebec, the deposits situated along the structure, generally referred to as the Cadillac Break, have produced about 36 million ounces gold according to government records. While many of the mines have been depleted and are closed, the Doyon and LaRonde deposits which currently produce at a combined rate of about 500,000 ounces per year demonstrate the potential this type of gold deposit offers. In addition most of the Cadillac Break from Noranda to well east of Val d’Or is now under active exploration, many of the old mines are being explored anew for mineral potential at depth, and the Kirkland Lake mines are being re-examined with success.

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

Potential for gold mineralization extends for several kilometers to the north of the Cadillac Break as evidenced by the Francoeur, Arntfield and Wasamac deposits. These shear-hosted deposits occupy second and third order strucures related to the Cadillac Break but are far enough away to be classed as distinct systems.

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

We have two wholly-owned subsidiaries: ORC, an Oregon corporation which operates the Oregon Mineral Sands Project, and Dynamex, a Wyoming corporation which operates the Shawnee Project. We are also a fifty six percent (56.7%) shareholder of CWE, a Quebec corporation which operates the Cadillac West Project.

D.	Property, Plant, Equipment and Mineral Property Costs

1.	Oregon Mineral Sands Project

In the early 1990’s, we leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits containing chromite, zircon, ilmenite, rutile, garnet and possibly gold in Coos County, Oregon. The lease covering 320 acres (Yoder-Miller Property), known as the Shepard Deposit was renegotiated in 2003. The lease of the mineral rights on 1,696 acres which is the subject of the Weyerhauser Lease is in legal review with in house counsel for Weyerhauser. Management is expecting the lease to be executed with terms that encourage the early development of the respective properties.

1.	The Yoder-Miller Property

By a lease dated January 9, 2003, among ORC, Sarah Jane Yoder-Miller, Edwin A. Yoder and June Marie Yoder, we leased approximately 320 acres of property located approximately 12 miles southwest of Coos Bay, representing 20% of the proven reserves of the Oregon Mineral Sands Project ("Yoder-Miller Property"). The lease is for an initial term of five years and requires a lease payment of U.S. $6,400 per year. The owners of the Yoder-Miller Property are also entitled to a production royalty of U.S. $0.8751 per ton of ore mined and removed from any portion of the Yoder-Miller Property. The principal mineral deposit identified on the Yoder-Miller Property is known as the Shepard deposit. According to the United States Bureau of Mines, the Shepard deposit contains 257,500 metric tons of heavy mineral sands averaging 17.2% chromite. Also, according to the U.S. Bureau of Mines, the known extensions of the Shepard deposit total over 1.8 million metric tons of heavy mineral sands averaging 8.2% chromite.

2.	The Weyerhauser Lease (formerly known as Bohemia/Williamette Industries)

By a mining lease made as of June 12, 1992 (the “Bohemia Lease”) between Bohemia, Inc., as lessor and us, as lessee, we leased approximately 1,696 acres of property located approximately 10 miles southwest of Coos Bay, Oregon (the “Bohemia Property”) for an initial term of ten years. The lease was allowed to expire in 2000. In 1992 Bohemia Inc. was acquired by Willamette Industries Inc. and in its new corporate status sold the Bohemia Property to Rosboro Lumber Company while retaining all the mineral rights both on and below the surface. Thereafter, Weyerhauser Company acquired Willamette and became the current owner of the mineral rights on the Bohemia Property.

The principal mineral deposits identified on the Bohemia Property are known as the South Seven Devils Deposit and the North Seven Devils Deposit. According to the U.S. Bureau of Mines, the two Seven Devils deposits contain approximately 1.2 million metric tons of heavy mineral sands averaging 14.9% chromite. The deposit also contains zircon, garnet, ilmenite, and rutile. A portion of the South Seven Devils Deposit was mined for chromite during World War II.

Property Owned in Coos County, Oregon

We own four undeveloped lots in the Sansaria subdivision totaling less than one acre located in Coos County, Oregon. This property was acquired in order to provide a buffer between the Oregon Mineral Sands Project and a certain gated community.

We own one-half interest in the mineral, oil and gas rights on approximately 600 acres of property in Coos County, Oregon (the “Westbrook Property”), except (i) a 1/8 royalty on all oil, gas and associated hydrocarbons produced and sold from this property, (ii) a royalty of 5% on the gross proceeds received from the sale of minerals, except for gold and common varieties of: sand, clay and gravel, and (iii) a 10% royalty of the gross proceeds received from the sale of gold owned by International Paper Realty Corporation.

The principal mineral deposit identified on the Westbrook Property is known as the Section 4 deposit (which extends in part off the southeast corner of the Westbrook property onto the Bohemia property). According to exploration results of both the U.S. Bureau of Mines and us, the Section 4 deposit contains approximately 600,000 metric tons of mineral sands.

Geology of Mineral Sands Placers

The Oregon Mineral Sands Project is located in the Cape Arago district. Exploration by both the U.S. Bureau of Mines and us has identified heavy mineral deposits in the Cape Arago area of southwest coastal Oregon. Exploration data shows the existence of multiple minerals including chromite, garnet, zircon, ilmenite and magnetite in several ancient mineral sands deposits.

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

Historical Data, Mineral Exploration Program

Historically, gold was produced from the placer deposits at Whiskey Run Beach south of Cape Arago, Oregon beginning in the mid-1800s. Chromite was produced during World War II from within the Cape Arago area. 1.8 million metric tons, containing 9.7% chromite, was mined. The U.S. Bureau of Mines has sampled and prepared geological maps of certain of the mineral sands deposits, analyzed historical exploration and production records of several mining companies, and has drilled over 100 exploration holes during the 1970s. We have reviewed the U.S. Bureau of Mines reports on the mineral sands deposits. In addition, we have collected and reviewed several reports on the mineral sands deposits by the Oregon Department of Geology and Mineral Industries; A.B. Griggs; Peterson, Gleason and Wetzel; Peterson, Kulm, Komar and Mumford; R.J. Hunhausern; and John B. Huttl.

We have combined historical mining records, field geological studies, and drilling data to produce geologic maps of the ancient beach terraces and mineral sands deposits. Cross-sections of certain deposits are visible at historical mining locations and the valley walls of certain area streams. The historical information plus recent explorations have allowed us to estimate the extent of mineral sands deposits in several beach terrace deposits, discussed separately below.

We have conducted an exploration and property acquisition program in southwestern Oregon. The exploration program consisted of geological mapping, drilling, sampling and geophysical surveys. Additional drilling is expected to provide information on the extent and grade of known higher-grade mineral sands deposits and the presence of other buried deposits. As a result of the 1991 drilling program, we have established a proven resource of 2,111,000 tons with an average grade of 12.9% chromite and .8% zircon. In addition to the proven and probable deposits, probable reserves total approximately 7,000,000 tons. Our consultants in Australia processed and analyzed an 8.2 tons bulk sample of mineral sands from one of its deposits in May 1993. The results of this analysis and processing provided additional information regarding the feasibility of producing chromite and garnet from the project.

We completed an airborne geophysical survey specifically designed to identify hidden mineral sands placer deposits and has completed regional mapping and sampling. The aerial survey shows several magnetic anomalies that we believe may indicate further high-grade mineral sands occurrences that have not yet been discovered through surface exploration. Detailed drilling will be required to confirm whether such high-grade deposits are present.

Mineral Commodities Obtained from Mineral Sands

The mineral sands of southwestern Oregon contain the minerals chromite (a mixed iron, magnesium, aluminum and chromium oxide), garnet (iron, magnesium and aluminum silicate), zircon (zirconium silicate), ilmenite and rutile (titanium oxides) The uses of these products are described in following paragraphs.

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

We believe that the demand for zircon has grown substantially during the past decade, resulting from zircon's expanding use in refractories, high-grade castings, advanced ceramics and light metals and from the diminishing quantities of zircon ore that can be mined at low cost.

Rutile and ilmenite are the world's principal source of titanium oxide used in the manufacture of non-toxic paints, plastics and paper products and are the only source of the strategic metal titanium.

The main use of garnet on the West Coast of the United States is as silica-free material in the precision metal cutting (water jet) and sand blasting industries. Garnet for the water jet cutting market is expanding because of the increased usage of water jet cutting machines or demand for these machines which has been increasing at an annual rate of 7-9%. The advantages of using garnet in water jet cutting machines is its hardness and ability to create a cleaner cut as opposed to laser or plasma cutting. Silica, in the form of sands for sand blasting, can cause silicosis, a debilitating lung disease caused by fine silica particles becoming lodged in the lungs. Garnet is used in aqua-jet blasting. It is a good all round fine abrasive. Oregon garnet has been comparison tested and it has been determined to be suitable for the higher unit value product as a water jet abrasive feedstock. According to the President of Calypso Water Jet Cutting, Huston, Texas, which is the third largest in the water jet cutting industry, the estimated USA water jet market consumes an estimated 60,000 tons per year of garnet.

Previous Exploration

The Cape Arago district contains a substantial mineral sands deposit that has been mined historically and studied by the U.S. Bureau of Mines. Chromite was produced during World War II from 1,800,000 metric tons of mineral sands. The U.S. Bureau of Mines has sampled and prepared geological maps of certain of the mineral sands deposits, analyzed historical exploration and production records of several mining companies and drilled over 100 exploration holes during the 1970's. We have completed an exploration program on the South Seven Devils, North Seven Devils, Shepard and Westbrook Deposits consisting of initial survey work, 500 drill holes comprising approximately 15,000 feet of drilling together with the collection of 4,000 samples. A fifth deposit, the West Bohemia Deposit, has been explored by us with 24 drill holes totaling approximately 400 feet and had 150 samples collected.

We have also taken an 8.2 ton bulk sample from the South Seven Devils deposit and sent the sample to Australia for assessment by TMSC. TMSC confirmed to us that the sample was amenable to separation using standard mineral sands industry techniques in a report us dated November 1991.

Mineral Reserves

As a result of our 1991 drilling program on the four deposits referred to above, we have established proven plus reserves of 2,100,000 short tons of ore. We retained TMSC to produce a report on the 1991 drilling program. TMSC provided a report dated November 1991, updated by a report dated August, 1993, which confirm the proven and probable reserve of 2,100,000 short tons of mineral sands. TMSC concluded that only the reserves on the South Seven Devils, North Seven Devils and Shepard deposits possessed mineable grades. Therefore, TMSC calculated aggregate proven reserves of 1,387,000 short tons at a grade of 14.9% chromite on those three deposits.

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

	NW PIT	CENTRAL PIT	SE PIT	TOTAL

Ore (short tons)	106,000	286,000	98,000	490,000
Chromite (%)	11.7	15.2	19.1	15.2
Zircon Grade (%)	0.5	1.0	1.4	1.0
Area (acres)	3.0	10.0	3.0	16.0

Overall, North Seven Devils is a high grade reserve of similar quality to South Seven Devils but slightly smaller. However, because of the large overburden quantities and the complication of the three separate pits, it will pose more mining problems.

Shepard

This deposit lies southwest of, and at an elevation about 50 feet lower than, the Seven Devils deposits. It is topographically more complex with the eastern wall being very steep in some places and relatively gentle in others, and the western fall-off steeper and more irregular. Average thickness is 10 feet with an average overburden of 28 feet. The Shepard deposit has an estimated ore reserve of 289,000 short tons at 13.7% chromite and 0.8% zircon using a calculated bulk density of 1.61 short tons per cubic yard. Shepard is a small reserve with a still considerable grade although lower than that of the Seven Devils Deposits. Because of its higher stripping ratio and topographical complexity, it presents more mining problems than the bigger deposits.

Westbrook

This deposit lies to the northwest of the Seven Devils Deposits. It sits on a plateau bounded on all sides by a relatively gentle downward slope. Internally, there is a gentle upward slope to the southwest. Westbrook has an estimated ore reserve of 729,000 short tons at 9.0% chromite and 0.5% zircon using a calculated bulk density of 1.58 short tons per cubic yard.

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

Processing Plants

In May 2005, we purchased a 10 ton per hour wet concentrating plant for U.S. $215,000. Since our purchase, we have had additional spirals designed, manufactured and shipped from Australia at a cost of approximately USD $35,000. These spirals will be added to the plant when it is commissioned on site in Coos Bay, Oregon. Initially, this plant will be used for processing heavy mineral sands from our leased properties for the determination of a flow sheet design for the main production plant and obtaining product for testing in the market and thereafter be incorporated into the commercial operation.

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

If the Oregon mineral sands project proceeds, our market strategy will be to produce two products initially, followed by the later development of stockpiled byproduct minerals. Initial production will focus on chromite, garnet and may be followed by production of zircon, magnetite, kyanite, staurolite, rutile, ilmenite and possibly gold. Our market strategy may change from time to time in response to changing market conditions and new information about the mineral deposits available to the Company.

2.	The Shawnee Project

We currently lease approximately 527 acres in Crittenden County, Kentucky for the purposes of exploring for base metals. All leases are now held in our subsidiary Dynamex. The material terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:

Stalion Lease No. 1

By a mining lease made as of July 27, 1992, and renegotiated on Jul 27, 1997 and 2002 (the “Stalion Lease No. 1”), between Daniel H. Stalion, as lessor, and Moodie Minerals Inc. (“Moodie”) as lessee, as assigned to us, we lease approximately 90 acres in Crittenden County, Kentucky. The current lease agreement expires on July 27, 2007 and requires annual lease payments of U.S. $540 (paid to date) to keep this lease agreement in good standing. The Stalion Lease No. 1 contains an option to purchase mineral and mining rights for U.S. $55,000.

Millikan Lease

By a mining lease made as of May 26, 1992, and renegotiated on May 26, 1997 and 2002 (the “Millikan Lease”), between Douglas Millikan and Otis Millikan, as lessors, and Moodie, as lessee, as assigned to us, we lease approximately 84 acres in Crittenden County, Kentucky. The current lease agreement expires on May 26, 2007 and requires annual rental payments of U.S. $2,400 (paid to date) to keep the agreement in good standing. The lease contains an option to purchase mineral and mining rights for U.S. $150,000.

Stalion Lease No. 2

By a mining lease made as of May 8, 1992 and renegotiated on May 8, 1997 and 2002 (the “Stalion Lease No. 2”), between Royster and Mary Evelyn Stalion, as lessors, and Moodie, as lessee, as assigned to us, we lease approximately 52 acres in Crittenden County, Kentucky. The original holders of this lease are now deceased and a new lease has been entered into with the beneficiaries, Mary R. Singleton, Neil and Carla C. Stalion and Barbara Jo Stalion. The new lease is for a term of five years expiring on May 8, 2007, with annual rental payments of U.S. $1,800 (paid to date) to keep the agreement in good standing. This lease agreement includes an option to purchase mineral and mining rights for U.S. $60,000.

Grimes Lease

By a mining lease made as of May 13, 1992 and renegotiated on May 13, 1997 and August 5, 2002 (the “Grimes Lease”), between T.R. and Joanna Grimes, as lessors, and Moodie, as lessee, as assigned to us, we lease approximately 149 acres in Crittenden County, Kentucky. The current lease agreement expires on August 5, 2007 and requires annual lease payments of U.S. $1,200 (paid to date) to keep the agreement in good standing. The Grimes Lease contains an option to purchase mineral and mining rights for U.S. $100,000.

Harold Croft Lease

By a mineral lease with purchase agreement made as of June 22, 1995, between Harold and Joyce Croft ("Croft"), as lessor, and Kennecott Exploration Company, as lessee, as assigned to us, we lease 95.5 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S. $500, for years 2000 to 2004 the payments are U.S. $1,000, for years 2005 to 2009 the payments are U.S. $1,500, and for years 2010 and subsequent the payments are U.S. $2,500. We shall pay a production royalty of 3.5% based on a net smelter return, in addition to annual rental plus compensation for surface use. We have an option to purchase the leased property within ninety days of commencing the commercial operations at a purchase price equal to (i) one and a half (1 ½) times the Fair Market Value (“FMV”) of buildings and raw land; (ii) two (2) times FMV of residence, and (iii) the FMV of growing crops.

Franklin Croft Lease

By a mineral lease agreement made as of August 2, 1995, between Franklin G. Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to us, we lease 55.25 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S $550, for years 2000 to 2004 the payments are U.S. $1,100, for years 2005 to 2009 the payments are U.S. $1,650, and for years 2010 and subsequent the annual payments are U.S. $2,750. Furthermore following cessation of Franklin Croft's right to use all or a portion of the surface of the premises, we shall pay, within a reasonable period of time, to Franklin Croft (i) a one time payment of one and a half (1 ½) times the FMV of such portion of the premises as compensation for his loss of the use of the affected portion of the premises; (ii) one and a half (1 ½) times the FMV of buildings and structures, except for his personal residence which shall be two (2) times the FMV; and (iii) FMV of timber or growing crops.

All calculations of acreage referred to above have been made by us based upon both public and private records made available us as well as information provided to us by the other parties to the agreements.

The following leases representing approximately 913 acres have expired and are currently being renegotiated:

Holloway/Harris Lease

By a mining lease made as of May 26, 1992 and renegotiated on May 26, 1997 (the “Holloway/Harris Lease”), between Dorothy Holloway and Blondale Harris, as lessors, and Moodie, as lessee, as assigned to the Company, the Company leased approximately 424 acres in Crittenden County, Kentucky. The lease payments were U.S. $3,600 per annum. The lease contained an option to purchase mineral and mining rights for U.S. $150,000. The lease agreement expired on May 26, 2002. Both Holloway and Harris are now deceased and this lease is currently being renegotiated with the beneficiaries.

K.K. Mining Lease

By a mining lease made as of May 28, 1992 (the “K.K. Mining Lease”), between K.K. Mining Company Inc., as lessor, and Moodie, as lessee, as assigned us, we lease approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S.$ 1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S. $100,000. This lease expired on May 20, 2002 and is presently subject to renegotiation with the holders.

Moxley Lease

By a mining lease made as of May 20, 1992 (the “Moxley Lease”), between Rosa L. Moxley, as lessor, and Moodie, as lessee, as assigned us, we lease approximately 45 acres in Crittenden County, Kentucky for a term of ten years for annual rental payments of U.S. $360. The Moxley Lease contained an option to purchase mineral and mining rights for U.S. $15,000. Rosa Moxley is deceased. This lease expired on May 20, 2002 and is presently subject to renegotiation with the beneficiary Patsy Murphy.

Project Overview

We have leased and geologically mapped five of the eleven known diatremes in the district situated in southern Illinois and northern Kentucky. The leases cover five volcanic features known as diatremes, within which heated fluids have deposited anomalous concentrations of certain advanced metals. The results confirm the existence of geochemical anomalies. While no commercially exploitable deposits of advanced metals or any other deposits have been identified to date, we believe that these anomalies warrant the expenditure of further funds to explore the district for deposits of advanced metals. Dynamax is currently engaged in defining areas which may be of interest for further exploration and acquisition.

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

The Moodie Agreement

By an agreement dated April 21, 1992 between Moodie and us, we agreed to combine our aeromagnetic data with Moodie’s aeromagnetic data. Pursuant to a subsequent agreement dated January 18, 1993, between Moodie and us, Moodie assigned all of its rights, title and interest in and to the leases referred to in the table below to us in consideration of the payment, upon work performed, of professional consulting fees at the rate of U.S. $320 per day with a maximum fee of U.S. $6,400 per month plus reasonable expenses, the issuance of options to purchase up to 15,000 of our Common Shares, a 5% net profits royalty, 5% of the profit derived from the sale by us of any of the properties and a 5% finder's fee with respect to all financing activities on the Kentucky Property resulting from the introduction by Moodie. This agreement superseded the April 21, 1992 agreement between Moodie and us.

Mineral Ownership	Approximate Acreage

K.K Mining Company	444
Royster Stalion	40
Millikan/Miller	101
Holloway Harris	425
Rosa Moxley	50
T.R.Grimes	150
Wade Bunton	250
W.Brown	100
N.Travis	150
J.Champion	200
R.Hearell	143
Clement Heirs	113
D.Stalion	50
Ozark Mahoning Company	133
Alben Barkley	150
Croft	100
Total	2599 acres

On May 27, 1997, an addendum to the agreement of April 21, 1992 was entered into, covering a Second Area of Interest, in the County of Crittenden, in the State of Kentucky. This Second Area of Interest covers the following areas of mineral ownership:

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

Currently, Moodie’s services are used on a limited basis by us, all outstanding fees and expenses have been paid to date and with the project at its current stage, there remains no outstanding liabilities on this agreement.

Previous Exploration - Kentucky

We have not undertaken any exploration or development activities on the Kentucky property. However, we have acquired the previous exploration records of Moodie with respect to the Kentucky property. In 1993, we had a partnership with Kennecott Exploration Company and conducted aeromagnetic surveys, ground geophysics surveys, field mapping, stream sediment sampling and drilling holes. Upon withdrawal by Kennecott from the project, this information was turned over to us.

3.	The Cadillac West Project

Pursuant to the CWE Agreement, the Cadillac West Project property was acquired by CWE. The Cadillac West property covers approximately 12,750 hectares in Beauchastel, Dasserat and Rouyn Townships, and lie immediately west of the mining center of Rouyn-Noranda, Quebec. CWE owns outright 306 claims covering 10,565 hectares; and holds an option to earn a 50% interest from Richmont Mines Inc. in a further 2185 hectares in 77 claims that surround the Francoeur mining concession (the "Richmont Option"). See Figures 1 and 5 for location. The Richmont Option was acquired by Andre Audet and Victor Erickson from the Richmont Mines Inc. of Rouyn-Noranda Quebec pursuant to a letter agreement dated April 30, 2004. Pursuant to the CWE Agreement, Andre Audet and Victor Erickson agreed to assign the Richmont Option to CWE. The majority of the CWE's claims were staked in 2002 at the end of the bear cycle in the gold market.

The Richmont Option was acquired by CWE early in 2004 to diversify the types and risk of the CWE's exploration targets. In November 22, 2005, the Option will be partitioned into two separate entities, namely Norcoeur and Lac Fortune. Either or both options may be terminated without penalty at any time by CWE should results or circumstances warrant.

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

Gold mineralization in the region is controlled primarily by major crustal sutures that mark the traces of Archean subduction zones. The Cadillac Break, also referred to as the Cadillac – Larder Lake, Malartic – Larder Lake Deformation Zone and Cadillac Tectonic Zone, traces the boundary between an Archean volcanic land mass on the north and an oceanic plate to the south. The southern plate comprised of Pontiac Sediments was driven beneath the volcanic terrains to the north at about 2700 ma. Volcanism related to the waning stage of this activity introduced granitic bodies (syenites and tonalities) along the trace of the Cadillac Break and along parallel second-order shears for up to several kilometers north of the parent structure. These volcanic centers, now marked by deeply eroded stocks, dykes and plugs, are scattered along the entire length of the Cadillac Break.

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

Modern exploration on the Lac Fortune property as described above has focused primarily on developing the modest resource identified in the 1980’s in a series of moderately dipping mineralized shears. However, investigations have stopped short of the search for feeder systems.

Cadillac West Exploration

Summer 2004

During the summer of 2004 Cadillac West conducted a CAD $380,000 exploration program on its 100%-owned claims to meet Ministry of Natural Resources assessment work requirements, and to provide the basis for further exploration, particularly to define drill targets on the Cadillac Break.

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

#1B – West Kekeko

This very prominent target in the Kekeko block is completely underlain by Cobalt sediments. It is located on the north flank of a magnetically inferred intrusive on the south trace of the Cadillac Break, where basement magnetic response suggests a convergence of inferred faulting from the northwest and a linear cross-structure from the northeast. The 2004 lithogeochemical survey shows a well defined multi-

element anomaly at this location that is best explained as leakage from a mineralized center in the underlying Archean strata.

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

Target #4 - Arncoeur

The Arncoeur zone lies on the western extension of the Francoeur shear where it locally follows a rhyolite – andesite contact and is reported to contain quartz veins with visible gold. Early work showed surface assays of between 0.36 and 1.68 oz/ton over widths of one to three feet. Drill holes intersected grades of 0.10 to 0.17 oz/ton over lengths of 5 to 20 ft. There has been no recent work of consequence done in this area.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

This discussion and analysis of our operating results and financial position for the years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

General

Since its inception, we have been primarily engaged in the exploration of industrial minerals, metals and precious metals. We are currently in the development stage, for financial reporting purposes, and have had no revenue from operations. We have incurred, and for the foreseeable future expects to continue to incur, operating losses. These operating losses have resulted in an accumulated deficit, which will continue to increase until profitable operations are achieved. The capital necessary to fund our activities and short-term capital requirements has been raised through the sale of our Common Shares and debt financing.

Operating Results

December 31, 2005 compared to December 31, 2004

Revenue. We had no operating revenue for the fiscal years ended December 31, 2005 or December 31, 2004.

Expenses: Total expenditure in 2005 was CAD$ 571,115 against CAD $573,968 in 2004. Expenditure focused on the Oregon Project with the purchase of production assets and the appointment of consultants to advise the company on the extraction process for mineral sands at Coos Bay, Oregon.

Net Loss: The net loss in fiscal year 2005 decreased to CAD $436,240 from CAD $551,939 in 2004 reflecting the consolidation of CWE as a majority controlled interest and a resultant CAD $53,750 gain by us recorded in the profit and loss statement for the year.

December 31, 2004 compared to December 31, 2003

Revenue. We had no operating revenue for the fiscal years ended December 31, 2004 or December 31, 2003.

Expenses: Total expenditure in 2004 was CAD $573,968 against CAD $431,711 in 2003. The increase was the result of increased exploration expenditure on CWE's claims in Rouyn Noranda in order to identify and quantify levels of gold at these sites. Stock based compensation was recorded as an expense at CAD $247,759, compared with CAD $178,328 in the 2003.

Net Loss: The net loss in fiscal year 2004 increased to CAD $551,939 from CAD $353,423 in 2003 reflecting the increased expenditure on exploration and the impact of the stock option plan.

Foreign Currency Exchange Rates

A significant portion of our business is conducted in the United States dollar. However, we prepare our financial statements and reports in Canadian dollars. As a result, we are subject to exposure from movements in foreign currency exchange rates. We do not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statement – Note 2. Foreign Currency Translation.

Inflation

Historically, inflation has not affected our business in the current locations where it is doing business and we do not expect it will in the future.

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 8.0%. The credit facility agreement requires repayment of the entire loan balance on December 31, 2007. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.	Liquidity and Capital Resources

As of December 31, 2005, we had a working capital deficiency of CAD $380,417, an increase from a deficiency in working capital of CAD $79,732 in 2004. We have relied on the credit facility from Epsom and equity financing to support its operations.

Currently, none of our properties are producing revenues and no revenues are anticipated in the near future. To provide working capital for its operations and project development, we need to raise new funds. Traditionally, we have raised capital through the issuance of Common Shares. It is contemplated that it will continue to raise capital primarily in private placements through investors. No assurance, however, can be given that our future capital requirements can be obtained. Our access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies. There can be no guarantee that we will be successful in obtaining future financing, when necessary, on economically acceptable terms.

For the year ended December 31, 2006, we believe that we will need significantly less cash to cover administrative costs due to two significant events that have occurred post the financial year end of the company. The first event is the sale of 100% of our interest in ORC to Rubirosa Limited. Furthermore, our second subsidiary, CWE, is currently negotiating with Eclips Inc. (“Eclips”), a public company listed on the TSX Stock Exchange for the purchase by Eclips of the entire share capital of CWE through the issue of Eclips shares to us. Both transactions are designed to enable these businesses to operate independently, and to raise their own capital without further recourse to us. Further information on these transactions is provided in the “Subsequent Events” section on page 36 of this Annual Report. On the conclusion of both transactions, we will operate as a resource and specialist mining investment company with the objective of holding significant stakes in mining entities where management believes there represents significant potential for capital appreciation as development of these interests occur.

The particulars of all capital raising transactions since 1997 are detailed as follows:

Financing activities over the past few years have reflected the investing activities expenditures. The majority of funds raised by us have consisted of the issue of Common Shares. Management expects that equity financing will continue to provide the majority of funds available to us for the ensuing twelve months. Although it is our intention to fund as much of the exploration program for the Oregon Mineral Sands Project and Shawnee Project by way of joint venture, we also expect to raise additional capital by the issuance of Common Shares. Except as expressly described in this Annual Report, we have no financing commitments from any third party and there are no assurances that the financing necessary to achieve the business objectives described herein will be available to us, or if available, that such financing will be on terms favorable to the current shareholders.

On October 31, 1998, we completed a private placement with European investors and received cash in the amount of CAD $500,000 representing subscriptions received for the future issuance of 2,500,000 units. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at CAD $0.25 until October 31, 2000 or CAD $0.30 up to and including October 31, 2001. These shares were issued on June 6, 2001.

On March 12, 2001, we completed a private placement of 12,000,000 Common Shares for a total of U.S. $450,000.

On August 3, 2004, we completed a further private placement of U.S. $648,000 with the issue of 3,600,000 shares and a share purchase warrant entitling the holder to purchase one share at U.S. $0.30 cents for a period of one year.

On May 19, 2005, we closed a private placement which provided gross proceeds of U.S. $1,056,000 with the issue of 4,800,00 shares and a share warrant. Each two warrants entitle the holder to exercise for one common share at U.S. $0.30 cents for a period of two years from the closing date of this placement. The funds raised were used for the second stage exploration of the Cadillac West Project and for the ongoing development of the Oregon Mineral Sands Project.

We also arranged a line of credit with a current maximum credit limit of U.S. $1,000,000, expiring on December 31, 2007 and bearing interest at 8% per annum. The collateral provided for this facility includes the shares held in our subsidiaries. At December 31, 2003, we were able to convert U.S.$ 500,000 of the outstanding debt into 3,094,060 shares. As at December 31, 2005, borrowing on this line of credit was U.S. $413,630

Additional equity or debt financing will be required to enable us to complete the exploration and production of its properties, which includes investment in joint ventures and or further financing. No assurances can be given that we will be able to raise cash from additional financing efforts. If we are unable to obtain sufficient funds from future financing, or unable to complete its short-term financing, we may not be able to become profitable.

C.	Research and Development, Patents and License, etc.

In the fiscal years 2005, 2004, and 2003, we did not have any research, development or patent expenses.

D.	Trend Information

We must pay annual lease payments of approximately U.S. $16,400 for Oregon leases and U.S. $10,600 for Kentucky leases to maintain our current U.S. leases, and is committed to the finance of ongoing exploration expenditure on the Cadillac West Project. We are required to raise additional working capital through debt or equity, in order to be able to put our properties into production.

Subsequent Events

Cadillac West Enterprises, Inc.

We executed a Letter of Intent with Eclips dated November 28, 2005, which provided that Eclips will purchase 100% our issued and outstanding shares, with consideration being a sufficient number of common shares of Eclips to provide CWE with an 80% equity position. Concurrent with the acquisition, Eclips will issue up to 5,000,00 shares in satisfaction of its debts and as finders fees. Following the acquisition, we are expected to complete an equity financing of approximately $2,000,000 and share consolidation. The closing of the acquisition is contingent upon:

1)	satisfactory completion of due diligence by both parties;
2)	obtaining regulatory and shareholder approvals; and
3)	reduction of CWE’s liability to related parties down to a maximum of $100,000.

The transaction will be accounted for as a reverse takeover. In furtherance of the Letter of Intent, we executed a Share Exchange Agreement with CWE, Victor Erickson and Andre Audet dated as of January 31, 2006. On April 20, 2006, an amendment to the Share Exchange Agreement was executed in order to extend the closing date from April 30, 2006 to May 31, 2006. The initial closing took place on May 31, 2006 and represented approximately $2,800,000, A second closing was scheduled for June 28, 2006 and would have represented an amount between $300,000 and $500,000; however, as of the date of this annual report, the closing has not taken place.

Acquisition of Property in Coos Bay, Oregon by the Company and ORC

On February 10, 2006, we signed a letter of intent with Teck Cominco Americas Inc. to purchase 28.44 acres of industrial property in Coos Bay, Oregon, with an appraised value for the property and improvements as of April 19, 2005, in the range of $4,490,000 to $4,680,000.

We are currently under negotiations with Teck Cominco to lease the property with an option to purchase the property. Although the lease with option to purchase has not been executed as of the date of this filing, it is anticipated to be executed by July 31, 2006.

In addition, we also agreed to use best efforts to complete a public offering on a publicly listed exchange within six months after the closing.

Sale of the Company’s Interest in ORC to Rubirosa Limited

On April 11, 2006, we signed an agreement with Rubirosa Limited (“Rubirosa”) for the sale of 100% of our interest in ORC. As consideration, we will receive from Rubirosa 70,000,000 of common shares and 30,000,000 of performance shares. The common shares will be escrowed for up to 24 months. The performance shares will have the same voting, dividend and other capital distribution rights as common shares. The performance shares will be converted to common shares only if during the year ended December 31, 2008 ORC’s net income after tax exceeds AUD $5,000,000. If ORC does not achieve net profits of AUD $5,000,000 in 2008, then the performance shares will continue to be outstanding as such.

The agreement is conditioned upon the following events:

•	RFI and Rubirosa completing a satisfactory due diligence by both parties.

•	Rubirosa obtaining shareholders’ approval on or before the date of closing.

•

Prior to its initial public offering (“IPO”), Rubirosa is required to issue 10,000,000 units for AUD $0.16 per unit (“pre-IPO financing”). Each unit will consist of one common share and ½ of free standing option. Each full option will be exercisable into Rubirosa shares at AUD $0.20 per share on or before December 31, 2009. This pre-IPO financing has been completed.

•

Rubirosa is required to raise between AUD $8,000,000 and AUD $10,000,000 of equity financing at the price of AUD $0.20 per shares through its IPO prospectus, as well as obtain listing on Australian Stock Exchange.

•	ORC is required to complete its acquisition of the 28.44 acre industrial property at Coos Bay, Oregon.

On May 12, 2006, Rubirosa and ORC entered into Loan Agreement. The Loan Agreement provides for advances up to AUD $1,500,000 by Rubirosa to ORC for the acquisition of the 28.44 acre industrial parcel in Coos Bay, Oregon as well as for working capital needs. In connection with the Loan Agreement and the subsequent advances to ORC, we provided a Guarantee to Rubirosa of ORC’s obligations under the Loan Agreement. After completion of the transaction, and assuming maximum IPO prospectus funding, we would hold a 58% equity interest (including performance shares) in Rubirosa.

E.	Off Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

None.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of our directors and officers and a brief description of their experience. There are no family relationships between any officers and directors.

Name	Age	Positions Held	Period

Michael Brickell	65	Director and President	1995-Present
Cheryl Wilson	62	Director and Vice President	2003-Present
Philip Garratt	55	Chief Executive Officer	2004-Present
Isaac Moss	53	Director	1991-Present
Nick Plumbridge	44	Director and Officer	2004-Present

Michael Brickell, President and Director. Michael Brickell has been our President and a Director since 1995. He is a chartered accountant by profession. He has a background in retail merchandising and marketing. He is a former Vice Chairman and Chief Executive Officer of a national Canadian specialty retail chain and currently serves as Chairman of Cotswold Collections Limited, the Cheltenham, UK based retailer.

Philip Garratt, Chief Executive Officer. Philip Garratt has been our Chief Executive Officer since May 2004. In June 2006, Mr. Garratt was appointed President and a director. He is a business development consultant and is providing his services as a consultant to the Company until July 2006. He was President and Chief Executive Officer of the Company from 1988 to 1993. During his tenure the Company acquired and developed the Oregon Mineral Sands Project and the Kentucky rare earth and zinc project. He has abroad international experience in the areas of business development and project finance.

Cheryl Wilson, Vice President and Director. Cheryl Wilson has been our Vice President and Director since September 2003. Cheryl Wilson has over fourteen years experience in the mineral resource industry and a wide range of management experience in banking, law, marketing and corporate development. Cheryl is President of our subsidiary, ORC, and has vast experience on the Oregon Mineral Sands Project where she has been responsible for the overall management and has been a senior officer of ORC since 1990.

Isaac Moss, Director. Isaac Moss has been one of our directors since 1991. He has a Bachelor of Social Science and Masters of Public Administration from the University of Cape Town, and a post-graduate business qualification. Isaac Moss has over twenty-five years of diverse business experience. Over the past nine years, he has focused on venture capital funding for small and medium capitalized, emerging growth companies in the entertainment, technology, telecommunications, resource, chemical and hospitality industries.

Nicholas Plumbridge, Director and Officer. Nicholas Plumbridge has been one of our directors since September 2003. Nicholas Plumbridge has a Bachelor of Arts degree in Business Management and is an Affiliate member of the London Stock Exchange. He has nearly twenty years experience in the financial services industry, primarily in Investment Management and has been successful in raising equity finance for emerging companies in the UK, Europe and North America. He is responsible for ensuring that the ongoing expansion of the Company is communicated to financial institutions, particularly in London.

B.	Compensation

During our fiscal year ended December 31, 2005, we paid an aggregate of CAD $93,840 in compensation to its directors and officers as a group for services in all capacities for the Company, and CAD $14,056 of office rent expense was paid to one of the directors and officers. An aggregate amount of CAD $Nil was accrued or set aside for pension or retirement plans for officers and directors.

In addition, Philip Garratt, our Chief Executive Officer, received U.S. $117,937 for services rendered to the company in 2005.

Furthermore, Cheryl Wilson received an option to purchase 250,000 Common Shares at an exercise price of U.S. $0.30 until June 2010.

Directors’ Compensation

Cheryl Wilson receives CAD $93,840 per annum and expenses of CAD $14,056 in office rent as our Vice President and President of our operating subsidiaries ORC and Dynamex.

Isaac Moss and Nicholas Plumbridge did not receive compensation in fiscal year ended December 31, 2005.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year.

SUMMARY COMPENSATION TABLE

				Long Term Compensation

		Annual Compensation		Awards		Payouts

Name and Principal position	Fiscal Cash Year compensation (CAD$)		Other Annual Compensation (CAD$)	Restricted Stock Award(s)	Securities Underlying Options (#) (Note E)	LTIP Payouts (CAD$)	All Other Compensation (CAD$)
Michael Brickell, Director and President	2005	-	-	-	400,000	-	-
Cheryl Wilson, Director and Vice President	2005	$93,840			500,000
Philip Garratt, Chief Executive Officer	2005	$117,937			1,500,000
Isaac Moss, Director	2005	-			150,000
Nicholas Plumbridge, Director and Officer	2005	-			250,000

C.	Board Practices

Our directors serve a one-year term and are elected at the Annual General Meeting of shareholders. At the last Annual General Meeting, held on December 28, 2005, the shareholders re-elected Michael Brickell, Cheryl Wilson, Isaac Moss and Nicholas Plumbridge as Directors. Our officers are elected by the Board and serve at the pleasure of the Board. We have no contracts with any of our directors that provide for payments upon termination. We have a separate audit and compensation committee. Isaac Moss and Michael Brickell are members of the compensation committee. Isaac Moss is the sole member of the audit committee.

D.	Employees

We have two full-time and no part-time employees. One of our employees, being also a director and officer, is employed in Oregon by our subsidiaries, ORC and Dynamex. The other employee is one of our officers and is employed by us pursuant to the terms of a certain service agreement.

E.	Share Ownership

As of July 10, 2006, Philip Garratt, our Chief Executive Officer, owned directly 1,664,696 Common Shares and indirectly 582,600 Common Shares.

As of July 10, 2006, Nicholas Plumbridge, one of our directors and an officer, owned directly 127,000 Common Shares.

None of our other officers or directors owned any shares as of July 10, 2006.

Outstanding Options

On September 1, 2003, the Board awarded Michael Brickell, Cheryl Wilson and Nicholas Plumbridge 250,000 share purchase options each, and Isaac Moss 150,000 options. These options are exercisable into our Common Shares of the Company at a price of U.S. $0.17 at any time until August 30, 2008.

On June 28, 2004, Philip Garratt was awarded 1,500,000 options exercisable at an exercise price of U.S. $0.19 until June 2, 2006. On June 1, 2006, Mr. Garratt exercised all of these options.

On August 3, 2004, Michael Brickell was awarded a further 150,000 options exercisable at an exercise price of U.S. $0.18 until August 2, 2009.

On June 8, 2005, Cheryl Wilson was awarded a further 250,000 options exercisable at an exercise price of U.S. $ 0.30 until June 7, 2010.

On June 8, 2005, Martin Wood Associates, Independent Financial Advisors to us were awarded 100,000 options exercisable at an exercise price of U.S. $0.30 until June 6, 2007 for services rendered with regard our private placement on May 19, 2005.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

RAB Special Situations (Master) Fund Limited ("RAB") beneficially owned an aggregate of 4,500,000 Common Shares, consisting of 3,000,000 Common Shares and warrants to acquire an additional 1,500,000 Common Shares. Based on the number of Common Shares issued and outstanding as of December 31, 2005, RAB beneficially owned 12.5% of the Common Shares.

As of June 30, 2006, we had 69 record holders, of which less than 5% were record holders of the United States and its territories.

B.	Related Party Transactions

Related party transactions recorded during the financial year are as follows:

•	During the year, salaries and benefits of $93,840 (2004 - $93,579; 2003 - $65,718) were paid to Cheryl Wilson, one of our directors, which was recorded as part of exploration costs.

•	During the year, office rent expenses of $14,056 (2004 - $15,618; 2003 - $16,755) were paid to, Cheryl Wilson, one of our directors.

•	During the year, management fees of $117,937 (2004 - $93,214; 2003 - $NIL) were paid to Philip Garratt, our Chief Executive Officer.

•	As at year-end, management fees of $120,000 (2004 - $NIL; 2003 - $NIL) were owing to two major shareholders of CWE, one of which was Victor Erickson, a director and an officer of CWE.

These amounts were incurred in the ordinary course of business, are non-interest bearing, and unsecured. The shareholders have agreed that payment will not be demanded in the coming year.

As at year end, accounts payable included $1,243 (2004 - $NIL; 2003 - $NIL) due to Michael Brickell, our President and also a director, for expenses incurred on our behalf. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

As at year end, accounts payable included $37,384 (2004 - $64,869; 2003 - $NIL) due to Philip Garratt, our Chief Executive Officer for expenses incurred on our behalf. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

C.	Interest of Expert and Counsel.

Not applicable.

Item 8. Financial Statements

A.	Consolidated Statements and Other Financial Information

Our following financial information is attached to this Annual Report:

•	Auditors' Report

•	Consolidated Balance Sheets as at December 31, 2005 and 2004

•	Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003, and cumulative for the period from October 16, 1978 (inception) to December 31, 2004

•	Consolidated Statements of Shareholders’ Equity (Deficiency) deficit for the years ended December 31, 2005, 2004 and 2003

•	Consolidated Statements of cash flows for the years ended December 31, 2005, 2004 and 2003, and cumulative for the period from October 16, 1978 (inception) to December 31, 2004

•	Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2004 and 2004

•	Notes to Consolidated Financial Statements

Dividend Policy

We have never paid any dividends and does not intend to in the near future.

Item 9. The Offer and Listing

A.	Price History of Shares

Our Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.

Our Common Shares were previously traded on the TSX Venture Exchange, formerly the Vancouver Stock Exchange (“VSE”), in British Columbia, Canada. On January 6, 1999, we voluntarily delisted from the VSE exchange following approval of the NASD in December 1998 to enable our shares to be traded on the NASD OTC Bulletin Board under the symbol “RFIVF”. Prior to delisting from the VSE trading in our shares was halted following a cease trade order placed on us on May 6, 1998 by the British Columbia Securities Commission (“BCSC”) following the late filing of the audited annual statements for October 1997. This order was later revoked by the BCSC on July 10, 1998. However, we were unable to remove the trading halt on the shares on the VSE as wet did not meet the new minimum filing requirements for reporting issuersThis trading halt was not lifted due to the fact that we did not comply with or meet the regulators filing requirements. Ultimately, we obtained a partial lifting of the cease trade order to allow it to satisfy the filing requirements to apply for Non Reporting Issuer status in this jurisdiction. On August 15, 2001, the BCSC granted orders deeming us to have ceased to be a reporting issuer and removing the cease trade order.

The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	OTC Bulletin Board (United States Dollars)
Period	High	Low
May 2006	0.38	0.34
April 2006	0.37	0.30
March 2006	0.31	0.26
February 2006	0.30	0.23
January 2006	0.25	0.23
December 2005	0.21	0.17

2005	High	Low
Fourth Quarter ended December 31, 2005	0.21	0.15
Third Quarter ended September 30, 2005	0.23	0.16
Second Quarter ended June 30, 2005	0.35	0.23
First Quarter ended March 31, 2005	0.27	0.23

2004	High	Low
Fourth Quarter ended December 31, 2004	0.35	0.16
Third Quarter ended September 30, 2004	0.24	0.15
Second Quarter ended June 30, 2004	0.20	0.13
First Quarter ended March 31, 2004	0.26	0.16

	OTC Bulletin Board (United States Dollars)
	High	Low
2005 Annual	0.35	0.15
2004 Annual	0.35	0.13
2003 Annual	0.37	0.04
2002 Annual	0.16	0.03
2001 Annual	0.09	0.03

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

On October 16, 1978, we filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On April 4, 1997, we amended our Articles to change our name to Resource Finance & Investments Ltd.

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. Shareholders are not entitled to cumulative voting for directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the Common Shares. In the event of liquidation, dissolution, or winding up of us, the holders of Common Shares are entitled to participate in the assets of us available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers as are not, by the Company Act, Articles or Bye-laws, required to be exercised by the shareholder in a general meeting or prohibited by law.

Directors serve for one year, until the next annual meeting of shareholders. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with us whereby a duty or interest might be created to conflict with his or her duty or interest director, shall declare the nature and extent of his or her interest in such contract or transaction or the conflict or potential conflict with his or her duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with us, if the Chairman disqualifies him or her, and if he or she shall vote, his or her vote shall note be counted, but he or she shall be counted in the quorum present at the meeting at which such vote is taken. The shareholders at the general meeting shall determine the remuneration of the directors. However, notwithstanding the foregoing, directors shall be paid all expenses incurred in attending meetings or conducting business on our behalf.

The directors may from time to time on our behalf; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of us.

Our directors are not required to be residents of Bermuda. There is no age limitation, or minimum share ownership, for our directors.

Shareholders

An annual general meeting is to be held once in every year at such time and place as may be determined by the directors. Notice of the meeting must be given not less than twenty-one days, nor more than fifty. A quorum at an annual general meeting and special meeting shall be two shareholders. There is no limitation imposed by the laws of Bermuda or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares.

In accordance with Bye-laws, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at a general meeting held by us and that has been consented to in writing by all of our shareholders entitled to be cast on it.

The Bermuda law and Company’s Articles and Bye-laws do not contain provisions that would prevent or delay a change in control of us.

C.	Material Contracts

We entered into an asset purchase agreement with Mineral Recovery Systems, Inc. dated as of May 19, 2005, to purchase the Camden pilot plant for production for mineral concentrate from Oregon heavy mineral sands. The purchase price for the pilot plant was U.S. $215,000.

We entered into an agreement (the "CWE Agreement") with Victor Erickson and Andre Audet ("Erickson and Audet") on June 3, 2004 to take assignment of 282 mineral claims comprising of approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Erickson and Audet have also signed an agreement with Richmont Mines Inc. of Rouyn-Noranda, Quebec pursuant to which Erickson and Audet, or their assignee, has a right to earn a 50% interest in two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships (the "Richmont Agreement"). Under the CWE Agreement with Erickson and Audet, the Erickson and Audet claims and the Richmont Agreement will be transferred to a newly incorporated company in the province of British Columbia called Cadillac West Explorations, Inc. As consideration for the assignment, Erikson and Audet will receive up to a total of 4,000,000 Common Shares of CWE, in addition to a royalty on production from any of the Erickson and Audet claims. We agreed to fund up to U.S. $1,000,000 to CWE. The CWE Agreement was subsequently amended on February 7, 2005. We, as majority shareholder in CWE, advanced $700,000 to CWE. During fiscal year ended December 31, 2005, this was converted into common shares of CWE at $0.10 per share for a total of 7,000,000 shares of CWE. In addition 1,400,000 share purchase warrants were granted as part of the consideration. Each share purchase warrant can be exercised for $0.25 per share of CWE until November 30, 2008.

During 2005, CWE completed a private placement comprising of 600,000 special warrants which were issued at CAD $0.20 per special warrant. Each warrant converts to one share at the earliest of twelve months from the date of issuance or the fifth business day after a final receipt is issued by applicable securities in respect of a prospectus qualifying the conversion.

On October 30 2005, CWE agreed to convert CAD $70,000 of debt owed to us into 350,000 shares of CWE at CAD $0.20 each. Therefore, at fiscal year ended December 31, 2005, we are the majority controlled owner of 7,350,000 shares in CWE, which represents a 56.76% interest.

We entered into an addendum to credit facility agreement with Epsom Investment Services N.V., a company whose director is also one of our officers, dated February 22, 2006. The addendum extended the maturity date of a line of credit to December 31, 2007 and increased the line of credit from U.S. $500,000 to U.S. $1,000,000. The line of credit bears interest at 8% per annum and is secured by the shares of the Company’s subsidiaries.

We entered into a service agreement with Philip Garratt dated May 17, 2004, pursuant to which we retained Philip Garratt as our Chief Executive Officer until May 17, 2005. The service contract was renewed for a further twelve months and most recently renewed for an additional twelve months. The principal terms of the contract are that Philip Garratt is paid a basic fee for the contract period of U.S. $100,000 and we granted options to purchase 1,500,000 of our Common Shares at U.S. $0.19 per share which are exercisable after two years from the date of the service agreement.

D.	Exchange Controls

Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972, (the “Exchange Control Act”) and regulations promulgated thereunder and are administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like us, are designated as “non-resident” for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as “non-resident” under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture, or other security of an exempted company. General permission may be given to issue or transfer shares, or other securities, in connection with a public issue, which are to be freely transferable. We received Bermuda’s permission to transfer its shares, which may be traded on the OTC Bulletin Board.

E.	Taxation

There are no income, profits, capital gains, sale of goods, death, or inheritance taxes in Bermuda. Exempted companies, such as us, pay annual fees to the Bermuda government, which are determined by the amount of its share capital. Although the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of Bermuda) signed a mutual assistance and insurance tax agreement on July 11, 1986, the agreement does not provide for the withholding of taxes on the distribution of dividends to United States taxpayers. While the convention provides for the sharing of information, it primarily deals with the taxation of insurance premiums paid by United States residents to insurance companies domiciled in Bermuda.

Certain United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares ("U.S. Investor"). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.

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

Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•	an insurance company;
•	a tax-exempt organization;
•	a financial institution;
•	a person subject to the alternative minimum tax;
•	a person who is a broker-dealer in securities;
•	an S corporation;
•	an expatriate subject to Section 877 of the Code;
•	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding Common Shares; or
•	an owner holding Common Shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Dividends. For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your Common Shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the Common Shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Common Shares, which is generally available for dividends paid by U.S. corporations.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. Investors, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Dispositions of Common Shares. Subject to the discussion below of the consequences of being treated as a passive foreign investment company, gain or loss realized by a U.S. Investor (other than a 10-percent shareholder) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Shares for more than one year at the time of the sale or exchange. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

In general, gain from a sale, exchange or other disposition of the Common Shares by a U.S. Investor will be treated as U.S. source income. Therefore the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of Common Shares.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company. We have not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and we believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation ("CFC"), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

If we are a passive foreign investment company for any taxable year during which a U.S. Investor holds Common Shares the U.S. Investor will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Investor receives on Common Shares, and
•	any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the Common Shares, unless the U.S. Investor makes a “mark-to-market” election as discussed below.

Distributions the U.S. Investor receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Investor received during the shorter of the three preceding taxable years or the U.S. Investor’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if the U.S. Investor holds the Common Shares as capital assets.

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Investor’s share of our income on a current basis. However, a U.S. Investor may make a qualified electing fund election only if we, as a passive foreign investment company, agree to furnish the shareholder annually with certain tax information. We do not presently intend to prepare or provide such information.

Alternatively, a U.S. Investor of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Investor makes a mark-to-market election for the Common Shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares. A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years. Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. A U.S. Investor’s basis in the Common Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. We are not currently a company meeting the requirements of mark-to-market so such an election is not currently available if we were to be a PFIC.

Non-U.S. Investors

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our Common Shares unless the income is effectively connected with the Non-U.S. Investor’s conduct of a trade or business in the United States.

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with the Non-U.S. Investor’s conduct of a trade or business within the United States or the Non-U.S. Investor is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Investor’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Investor were a U.S. Investor, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Investor may also be subject to an additional branch profits tax.

U.S. Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our Common Shares, or the proceeds received on the sale, exchange or redemption of our Common Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their Non-U.S. status.

A U.S. Investor who holds Common Shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our shares and any gain realized on the disposition of our Common Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file Annual Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the SEC's website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

Our Common Shares are listed on the Over-The-Counter Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

A.	Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and we do not have financial market risks.

B.	Exchange Rate Sensitivity

We are exposed to market risk, primarily related to foreign exchange. We use the Canadian dollar as our reporting currency and are, therefore, exposed to foreign exchange movements in the U.S. and Canada where we have property interests and in Switzerland where we maintain our headquarters.

The following table sets forth the percentage of our administrative expense by currency for the years ended December 31, 2005 and 2004.

By Currency

	2004	2005
Canadian Dollar	72.6%	58.7%
U.S. Dollar	19.1%	36.3%
Euro	1.82%	0.8%
Swiss Franc	6.48%	4.2%
Total	100%	100%

Such administrative expense by currency may change from time to time. Further, we incurred consulting and administrative costs of CAD $555,800 and CAD$ 571,115 for the years ended December 31, 2004 and 2005, respectively, all of which were paid in various currencies as indicated above.

We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations. We hold our cash balances in U.S. dollars and exchange to either Canadian dollars or Swiss Francs to cover our administration expenses. Based on prior years, we do not believe that we are subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

Interest Rate Risk

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 8.0%. The Epsom Credit Facility requires repayment on December 31, 2007. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

Commodity Price Risk

Presently, we are an exploration state company and do not have any operating mines. Therefore, we do not have any hedging or other commodity based risks respecting its operations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Part II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of our fiscal year ended December 31, 2005, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Changes in Internal Control Over Financial Reporting:

During the fiscal year ended December 31, 2005, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

There is currently one member on the Audit Committee. Isaac Moss is the sole member of the Audit Committee. There is no independent director on the Audit Committee. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditor for the last three fiscal years was Staley, Okada & Partners.

Audit Fees

The aggregate fees billed by Staley, Okada & Partners for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2004 was CAD $23,896.50 and December 31, 2005 was CAD$ 39,368.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2004 were nil and December 31, 2005 was nil.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2004 was nil and December 31, 2005 was nil.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2003 was nil and December 31, 2004 was nil.

The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

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

The following Financial Statements pertaining to us are filed as part of this Annual Report:

Auditors' Report

Consolidated Balance Sheets as at December 31, 2005 and 2004

Consolidated Statements of Operations for the years ended December 31,

2005, 2004 and 2003, and cumulative for the period from October 16,

1978 (inception) to December 31, 2005

Consolidated Statements of Shareholders’ Equity (Deficiency)

deficit for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of cash flows for the years ended

December 31, 2005, 2004 and 2003, and cumulative for the period from October 16, 1978 (inception) to December 31, 2005

Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2005 and 2004

Notes to Consolidated Financial Statements

Item 18. Financial Statements

See Item 17.

ITEM 19. EXHIBITS

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd[1]

1.2	Articles of Resource Finance & Investment Ltd.[1]

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998[1]

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 12, 2002[2]

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 [1]

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005[1]

4.5	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005[1]

4.6	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004[1]

4.7	Agreement among Andre Audet, Victor Erickson and Resource Finance &

Investment Ltd. dated June 3, 20041

4.8	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005[1]

4.9	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005[1]

4.10	Letter of Renewal of Service Agreement with Philip Garratt dated June 28, 2005*

4.11	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated February 22, 2006*

4.12	Letter of Intent between Eclips Inc. and Resource Finance & Investment Ltd. dated November 28, 2005*

_________________________

1   Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 28, 2005, as amended on November 21, 2005 (File No. 000-19385)

2   Incorporated by reference from the Company's Annual Report on Form 20-F filed on June 24, 2003 (File No. 000-19385)

3   Incorporated by reference from the Company's Annual Report on Form 20-F filed on May 28, 2004 (File No. 000-19385)

*  Filed herewith

4.13	Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated January 31, 2006*

4.14	Amendment to Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated April 20, 2006*

4.15	Agreement between Rubirosa Limited and Resource Finance & Investment Ltd. dated April 11, 2006.*

4.16	Loan Agreement between Rubirosa Limited and Oregon Resources Corporation Inc. dated May 12, 2006.*

4.17	Guarantee by Resource Finance & Investment Ltd. dated May 12, 2006.*

11.1	Code of Business and Ethics[3]

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certificate under Section 906*

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F for fiscal year ended December 31, 2005 on its behalf.

Dated: July 11, 2006	RESOURCE FINANCE & INVESTMENT LTD

By:	/s/ Philip Garratt
Philip Garratt, President

RESOURCE FINANCE & INVESTMENT LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

Contents

Page

Auditors' Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Shareholders’ Equity	4

Consolidated Statements of Cash Flows	5-6

Consolidated Schedules of Mineral Property Costs	7

Notes to the Consolidated Financial Statements	8-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Resource Finance & Investment Ltd.:

We have audited the accompanying consolidated balance sheets of Resource Finance & Investment Ltd. (an Exploration Stage Company) (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

Vancouver, BC	STALEY, OKADA & PARTNERS
March 22, 2006, except for Note 11c which is at April 21, 2006	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated March 22, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

Vancouver, BC	STALEY, OKADA & PARTNERS
March 22, 2006, except for Note 11c which is at April 21, 2006	CHARTERED ACCOUNTANTS

Resource Finance & Investment Ltd.	Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2005	2004

Assets

Current
Cash and cash equivalents	$50,355	$7,853
Prepaid expenses	2,700	28,500
Accounts receivable	234	-
	53,289	36,353

Property, plant and equipment (Note 3)	628,468	1,894
Mineral property costs (Note 4) – Schedule	1,860,866	492,447
Exploration advances (Note 4)	200,000	-
Investment in Cadillac West Explorations Inc. (Note 9)	-	420,497

	$2,742,623	$951,191

Liabilities

Current
Accounts payable	$400,600	$100,016
Accrued liabilities	33,106	16,069
	433,706	116,085

Loan payable (Note 5)	483,119	176,317
Due to related parties (Note 8)	120,000	-
Non-controlling interest (Note 9)	277,360	-

	1,314,185	292,402

Going concern (Note 1)

Shareholders’ Equity
Capital stock (Note 6) – Statement 3
Authorized: 120,000,000 common shares with a par value of US$0.001 Issued and allotted: (Note 6) 35,956,825 (2004 – 31,156,825) shares	39,298	33,253
Contributed surplus – Statement 3	12,995,617	11,752,599
Cumulative translation adjustment	(43,174)	-
Deficit accumulated during the exploration stage – Statement 3	(11,563,303)	(11,127,063)

	1,428,438	658,789

	$2,742,623	$951,191

See accompanying notes to the consolidated financial statements.

2

Resource Finance & Investment Ltd.	Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the Year Ended December 31 2005	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Period from October 16 1978 (inception) to December 31 2005 (Unaudited)

Expenses
Consulting services	$231,429	$145,782	$110,247	$1,533,718
Depreciation	711	973	505	63,463
General expenses	77,078	42,960	5,182	442,941
Interest	17,934	17,195	38,125	239,111
Licenses, dues and taxes	-	-	1,772	70,695
Management services – stock-based compensation (Note 6)	14,946	247,759	149,566	412,271
Management services	-	-	8,000	502,644
Office, stationery and sundry	11,293	23,386	4,526	424,669
Professional fees	137,596	32,298	11,972	782,355
Rent (Note 8)	18,855	15,581	17,820	205,751
Salaries and benefits	4,695	-	36,447	249,055
Salaries and benefits – stock-based compensation (Note 6)	-	-	28,762	28,762
Shareholder, listing and public relations	56,578	48,034	18,787	482,571

Loss before other income (expense)	(571,115)	(573,968)	(431,711)	(5,438,006)

Other income (expense)

Foreign exchange, interest and other	(13,772)	22,029	78,506	253,240
Administrative fees	40,000	-	-	40,000
Loss on forgiveness of debt	35,000	-	-	35,000
Non-controlling interest	19,897	-	-	19,897
Gain on subsidiary's equity transaction (Note 9)	53,750	-	-	53,750
Gain on sale of marketable securities	-	-	-	18,662
Write-down of mineral property costs	-	-	-	(6,663,112)
Write-down of payables and accruals	-	-	(218)	127,266

Loss before income taxes	(436,240)	(551,939)	(353,423)	(11,553,303)

Income taxes	-	-	-	(10,000)

Net loss	$(436,240)	$(551,939)	$(353,423)	$(11,563,303)

Weighted average number of common shares outstanding	32,304,222	27,556,825	24,471,219

Loss per common share – basic and diluted	$(0.01)	$(0.02)	$(0.01)

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 3

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

				Cumulative
	Common Shares		Contributed	Translation	Accumulated
	Number	Amount	Surplus	Adjustment	Deficit	Total
Balance – December 31, 2001	24,462,765	$24,463	$9,751,410	$-	$(9,992,480)	$(216,607)
Loss for the year	-	-	-	-	(229,221)	(229,221)
Balance – December 31, 2002	24,462,765	24,463	9,751,410	-	(10,221,701)	(445,828)
Shares issued in settlement of debt	3,094,060	4,116	661,034	-	-	665,150
Stock-based compensation	-	-	297,652	-	-	297,652
Loss for the year	-	-	-	-	(353,423)	(353,423)
Balance – December 31, 2003	27,556,825	28,579	10,710,096	-	(10,575,124)	163,551
Stock-based compensation (Note 6)	-	-	247,759	-	-	247,759
Loss for the year	-	-	-	-	(551,939)	(551,939)
Private placement	3,600,000	4,674	794,744	-	-	799,418
Balance – December 31, 2004	31,156,825	33,253	11,752,599	-	(11,127,063)	658,789
Stock-based compensation (Note 6)	-	-	83,637	-	-	83,637
Loss for the year	-	-	-	-	(436,240)	(436,240)
Share issuance costs	-	-	(161,179)	-	-	(161,179)
Private placement	4,800,000	6,045	1,320,560	-	-	1,326,605
Cumulative translation adjustment	-	-	-	(43,174)	-	(43,174)
Balance – December 31, 2005	35,956,825	$39,298	$12,995,617	$(43,174)	$(11,563,303)	$1,428,438

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.	Statement 4

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cash derived from (applied to)	For the Year Ended December 31 2005	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Period from October 16 1978 (inception) to December 31 2005 (Unaudited)

Operating
Net loss	$(436,240)	$(551,939)	$(353,423)	$(11,563,303)
Depreciation	711	973	505	63,473
Stock-based compensation	14,946	247,759	178,328	441,033
Gain on sale of marketable securities	-	-	-	(18,662)
Write-down of mineral property costs	-	-	-	6,676,751
Minority interest	(19,897)	-	-	(19,897)
Gain on forgiveness of debt	(35,000)	-	-	(35,000)
Gain on subsidiary's equity transaction (Note 9)	(53,750)	-	-	(53,750)
Changes in non-cash operating working capital
Prepaid expenses	25,800	(28,500)	-	(2,700)
Accounts receivable	(234)	-	-	(234)
Accounts payable	(50,336)	49,254	(62,615)	40,952
Accrued liabilities	17,037	(2,649)	8,718	41,824
Due to related party	-	-	(24,000)	-
	(536,963)	(285,102)	(252,487)	(4,429,513)
Investing
Proceeds on sale of interests in mineral properties	-	-	-	797,802
Proceeds on sale of marketable securities	-	-	-	98,662
Mineral property costs	(153,918)	(253,321)	(125,008)	(6,116,725)
Exploration advances	(200,000)	-	-	(200,000)
Acquisition of mineral properties	-	-	-	(1,703,857)
Acquisition of property, plant and equipment	(437,032)	-	(3,372)	(576,776)
Proceeds on sale of property, plant and equipment	-	-	-	75,098
Investment in Cadillac West Explorations Inc.	(349,503)	(420,497)	-	(770,000)
Cash acquired on purchase of Cadillac West Explorations Inc.	15,863	-	-	15,863
	(1,124,590)	(673,818)	(128,380)	(8,379,933)
Financing
Issue of common shares for cash, net of issue costs	1,165,426	799,418	-	11,479,705
Loan payable	306,802	164,530	380,752	1,148,269
Due to related party	155,000	-	-	155,000
Special warrants of Cadillac West Explorations Inc.	120,000	-	-	120,000
	1,747,228	963,948	380,752	12,902,974
Currency Translation adjustment	(43,173)	-	-	(43,173)
Increase (decrease) in cash	42,502	5,028	(115)	50,355
Cash and cash equivalents, beginning of period	7,853	2,825	2,940	-
Cash and cash equivalents, end of period	$50,355	$7,853	$2,825	$50,355

See accompanying notes to the consolidated financial statements.

5

Resource Finance & Investment Ltd.	Statement 4 (Continued)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian Dollars)

For the Year Ended December 31 2005	For the Year Ended December 31 2004	For the Year Ended December 31 2003	For the Period from October 16 1978 (inception) to December 31 2005 (Unaudited)

Non-cash investing and financing transactions
Pilot plant expenditures included in accounts payable	$188,418	$-	$-	$188,418

Exploration expenditures included in accounts payable	$33,436	$(6,281)	$1,075	$28,230

Acquisition of non – cash assets and liabilities of Cadillac West Explorations Inc.:

Property, plant and equipment	$1,835	$-	$-	$1,835
Mineral properties	$1,112,374	$-	$-	$1,112,374
Accounts Payable	$41,565	$-	$-	$41,565
Due to related party	$96,256	$-	$-	$96,256

Marketable securities received on the sale of interest in resource property	$-	$-	$-	$80,000

Stock-based compensation included in mineral property costs	$68,691	$-	$119,324	$188,015

Stock-based compensation included in expenses	$14,946	$247,759	$178,328	$441,033

Common shares issued in exchange for mineral properties	$-	$-	$-	$200,000

Common shares issued in payment of agents’ fees	$-	$-	$-	$71,500

Common shares issued on settlement of debt	$-	$-	$665,150	$665,150

See accompanying notes to the consolidated financial statements.

6

Resource Finance & Investment Ltd.	Schedule

(An Exploration Stage Company)

Consolidated Schedules of Mineral Property Costs

(Expressed in Canadian Dollars)

December 31	2005	2004

Cadillac West Project, Quebec, Canada

Acquisition costs
Acquisition of Cadillac West Explorations Inc. properties	$1,112,374	$-
Staking Fees	611	-
	1,112,985	-
Exploration costs
Consulting fees (recovery)	(121)	-
Filing fees	97	-
Sample analysis (recovery)	(439)	-
	(463)	-

Less Mineral Exploration Tax credits received	(134,863)	-

Total	977,659	-
Shawnee Project, Kentucky, U.S.A.

Acquisition costs
Mineral lease payments	15,598	16,219
	15,598	16,219
Exploration costs
Consulting	-	4,765
Salaries and wages	-	16,409
	-	21,174

Total	15,598	37,393
Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
Mineral lease payments	7,475	4,609
Royalty payment	-	129,840
	7,475	134,449
Exploration costs
Salaries and wages	86,144	49,217
Salaries and wages – stock-based compensation	68,691	-
Consulting	224,874	20,727
Sample analysis	-	5,254
	379,709	75,198

Total	387,184	209,647

Costs for the year	1,380,441	247,040
Balance – Beginning of year	492,447	245,407
Foreign currency translation adjustment	(12,022)	-
Balance – End of Year	$1,860,866	$492,447

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

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

During 2000, management determined that the Company would no longer pursue its resource business and instead switched the Company’s focus to that of the maintenance of existing leases (Note 3) and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the Company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In 2004 and 2005, the focus of the company has been its Oregon mineral sands project, where the company is presently conducting sample analysis, building a pilot plant and investigating exploration and pre development opportunities for the extraction of approximately 2,598 acres of terraced mineral sands properties near Coos Bay in South West Oregon. In addition the Company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. These represent the main activities of the Company as a business concern.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses and negative cash flow from operations since inception. The Company’s ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. Management intends to raise further financing in the future by private share placements and by utilising the US$500,000 line of credit available during the year, which was increased to US$1,000,000 subsequent to year-end. There can be no assurance that future private share placements can be successfully concluded.

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

2.	Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 12.

Basis of Consolidation

The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. (“RFI”), its wholly-owned U.S.A. subsidiaries; Oregon Resources Corporation (“ORC”) and Dynamex Resources Corporation (“DYN”) as well as Cadillac West Explorations Inc. (“CWE”) where it owns currently 59.51% of this company’s shares.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Basis of Consolidation (Continued)

The subsidiaries have been recorded under the purchase method of accounting. All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation or purchase by RFI.

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

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are valued at cost less accumulated depreciation. Property, plant and equipment are depreciated over their estimated useful lives at the following rates and methods:

•	Computer equipment - 30% declining balance
•	Pilot Plant – units of production over economic reserves

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

When the Company acquires or disposes of a property subject to an option agreement; the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Mineral Properties - Continued

The Company recognizes Mineral Exploration Tax Credits amounts and applies those amounts against deferred exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency. Assessments, if any for taxes, penalties and interest under Part Xii.6 under Section 2.11.91 of the Income Tax Act are deducted from the tax credits when assessed.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of ninety days or less.

Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. The Company’s reporting currency is the Canadian dollar. Integrated foreign operations are re-measured into the functional currency using the temporal method as follows:

i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii)	Non-monetary assets and liabilities, and equity at historical rates, and
iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on re-measurement are included in determining net income for the period. Self-sustaining foreign operations are re-measured into the functional currency using the current method.

Translation of balances from the functional currency into the reporting currency is conducted using the current rate method as follows:

i)	Assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii)	Equity at historical rates, and
iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Translation adjustments resulting from translation of balances from functional to reporting currency are accumulated as a separate component of shareholders’ equity as a component of cumulative foreign currency translation adjustment. Upon sale or liquidation of the net investment in the foreign entity to which the cumulative translation adjustment relates, the amount deferred will be recognized in income.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Company has various financial instruments including cash and cash equivalents, accounts receivable, accounts payable due to related parties and loan payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximates their fair value.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

Loss per Common Share

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

Share Capital

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Variable Interest Entities – Change in Accounting Policy

The Accounting Standards Board (Cabs) issued Accounting Guidelines Act 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”). The Guideline provides criteria for identifying Vies and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s result of operations and financial position.

3.	Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2005 Net Book Value
Pilot plant	$625,775	$-	$625,775
Computer equipment	4,657	1,964	2,693
	$630,432	$1,964	$628,468

	Cost	Accumulated Amortization	2004 Net Book Value
Computer equipment	$3,446	$1,552	$1,894

No amortization has been taken on the pilot plant as it has not been put into use.

4.	Mineral Property Costs

The Company has mineral leases in Oregon via its subsidiary ORC, in Kentucky via DYN and in Quebec via its majority controlled interest in CWE. The Company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.

Oregon Project, Oregon, U.S.A

The Oregon leases consist of two principal leases: the Yoder Lease, which was renegotiated in January 2003 on which the first payment was made in January 2004, and the Weyerhauser Lease, which was renegotiated as of January 1, 2006.

At present, the annual lease payment commitment on the Yoder Lease is US$6,400. On the Yoder Lease, ORC shall pay a production royalty, which will be $0.875 per ton of ore mined. In the event that ORC extracts and markets precious metal, the Company shall pay an additional production royalty equal to 10% of the "Net Smelter Return" from the sale of such products.

The Weyerhauser lease shall begin on January 1, 2006 and shall continue until December 31, 2015; with an option to renew the lease for a future period of five years.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

4.	Mineral Property Costs - Continued

Oregon Project, Oregon, U.S.A - Continued

ORC shall pay Weyerhaeuser a production royalty of 3.5% of gross sales receipts for all mineral sands or constituents of mineral sands removed from the leased area and sold FOB the plant where the final saleable product is produced. In the event that ORC extracts and markets precious metals, ORC shall pay a separate production royalty on any precious metals mined and sold in an amount equal to 5% of the gross selling price received by ORC. The Weyerhauser advance royalty payment is US$10,000 for the first and second years; US$25,000 for the third year; US$50,000 for years four through eight, and thereafter US$100,000 each year.

Shawnee Project, Kentucky, U.S.A

As at December 31, 2005, DYN was current on its active Kentucky leases. As at December 31, 2005, DYN was required to make the annual lease payments on the Kentucky project of approximately US$18,971 (2004 – US$9,540) to maintain the current leases.

Cadillac West Project, Quebec, Canada

a)	Richmond Agreement

Per agreement dated April 30, 2004 and amended November 1, 2005 between Richmont Mines Inc. and Andre Audet and Victor Erickson ("A&E"), related parties to CWE, A&E or its assignee ("the Optionee") may earn 50% interests in the Norcoeur and Lac Fortune Properties.

In order to earn 50% interests in the Nacreous and Lac Fortune Properties, the Optionee shall complete the following exploration expenditures:

	Lac Fortune	Nacreous
On or before November 22, 2006	$300,000	$400,000
On or before November 22, 2007	500,000	800,000
On or before November 22, 2008	700,000	1,000,000
	$1,500,000	$2,200,000

The Optionee must incur minimum expenditures of $500,000 on either property by May 22, 2006 with the following terms:

•	$200,000 is held on deposit with a third party;
•	Exploration expenditures will be withdrawn from the balance on deposit; and
•	Any balance remaining on deposit at May 22, 2006 will belong to Richmond Mines Inc.

Once the 50% interest is earned a joint venture will be formed subject to standard dilution clauses.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

4.	Mineral Property Costs - Continued

b)	Assignment Agreement

Per agreement dated June 3, 2004 and subsequently amended on June 8, 2005 ("Assignment Agreement"), A&E assigned to CWE its interests in the Richmont Agreement and certain claims in the region.

For consideration during the year ended December 31, 2004, CWE has issued to A&E 5,000,000 common shares. Of the total amount of common shares issued, 2,000,000 are to be placed into escrow.

Should the option on the Lac Fortune or the Norcoeur properties not be earned by CWE, 1,000,000 of these shares will be returned to treasury for each property.

Since A&E is a related party to CWE, the cost of the acquisition has been recorded at A&E's underlying cost, that being $21,831.

By agreement dated October 31, 2005, A&E will retain a maximum of 1.5% net smelter return royalty on production in excess of 100,000 ounces of gold, from properties assigned to or optioned to CWE by A&E.

Details of deferred mineral property costs are as follows:

	Acquisition	Exploration	Total 2005
Oregon Project, Oregon, USA	$146,951	$483,925	$630,876
Shawnee Project, Kentucky, USA	43,636	220,717	264,353
Cadillac West Project, Quebec, Canada	1,112,985	(135,326)	977,659
Foreign currency translation adjustment	-	-	(12,022)
	$1,303,572	$569,316	$1,860,866

	Acquisition	Exploration	Total 2004
Oregon Project, Oregon, USA	$139,476	$104,216	$243,692
Shawnee Project, Kentucky, USA	28,038	220,717	248,755
	$167,514	$324,933	$492,447

5.	Loan Payable

As at December 31, 2005, borrowings on the maximum US$500,000 (2004 - US$500,000) line of credit had a balance of $483,119 (2004 - $176,317). The facility bears interest at a rate of 8%, and is secured by the Company’s shares in subsidiaries. The loan was due on December 31, 2006. Subsequent to year-end, the facility was increased to US$1,000,000 and the maturity date has been changed to December 31, 2007, consequently, this loan has been classified as a long-term liability. This loan facility is with a company whose director is also an officer of the Company. Current year’s interest expense on this loan was $14,511 (2004 - $11,693; 2003 - $32,933).

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

6.	Capital Stock

Par Value

During the fiscal year 2002, the par value of common shares was changed from CDN$0.001 to US$0.001.

Issuance of Shares

During the current year, the Company completed a private offering of 4,800,000 units at US$0.22 per unit, for total consideration of $1,326,605 (US$1,056,000). Each unit consisted of one common share and one half (1/2) share purchase warrant. Each warrant can be exercised at US$0.30 per share on or before February 28, 2007. Out of the total number of units issued, 4,300,000 were issued to a company whose director is also an officer of the Company. The remaining 500,000 units were issued to an unrelated party. In connection with this private placement, the Company incurred $161,179 of share issuance costs.

Stock Options

The Company has granted stock options to directors, officers and employees as follows:

Number Outstanding December 31, 2004	Granted	Exercised	Expired / Cancelled	Number Outstanding December 31, 2005	Exercise Price per Share (USD)	Expiry Date
900,000	-	-	-	900,000	$ 0.17	August 31, 2008
150,000	-	-	-	150,000	$ 0.18	August 2, 2009
1,500,000	-	-	-	1,500,000	$ 0.19	June 24, 2006
-	250,000	-	-	250,000	$ 0.30	June 6, 2010
-	100,000	-	-	100,000	$ 0.30	June 6, 2007
2,550,000	350,000	-	-	2,900,000

On June 25, 2004, Mr. Philip Garratt, in conjunction with his appointment as Chief Executive of the Company, was awarded 1,500,000 options exercisable at a price of US$0.19, within two years of the date of the grant. On August 3, 2004, Mr. Michael Brickell was granted a further 150,000 options exercisable at a price of US$0.18 within five years of the date of the grant.

On June 7, 2005, Ms. Cheryl Wilson was awarded 250,000 options exercisable at a price of US$0.30 within five years of the date of grant. Furthermore Martin Wood Associates, appointed Consultants to the company, were offered 100,000 options also exercisable at a price of US$0.30 within two years of grant.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

6.	Capital Stock - Continued

Stock-Based Compensation

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option. All options granted vest immediately.

The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model in 2005 and 2004 with the following weighted average assumptions on the date of grant:

	2005	2004
Risk-free interest rate	3.02%	3.97%
Expected dividend yield	-	-
Expected stock price volatility	112%	188%
Expected option life in years	4.14	3.72

Current year stock-based compensation amounted to $83,637 (2004 - $247,759), which was included in the contributed surplus account. The stock option benefit related to 250,000 options granted to Ms. Cheryl Wilson and amounting to $68,691 was included in Oregon Project exploration costs. The stock option benefit also related to 100,000 options granted to MWA Associates Inc. amounting to $14,946 being expensed as salaries and benefits.

The stock option benefit recorded in 2004 related to 1,500,000 options granted to Mr. Philip Garratt and amounting to $220,188 was expensed and included in management services stock-based compensation. The stock option benefit related to 150,000 options granted to Mr. Michael Brickell and amounting to $27,571 was expensed and included in management services stock-based compensation.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Warrants

The following are details of changes in warrants:

Number Outstanding December 31, 2004	Issued	Exercised	Expired / Cancelled	Number Outstanding December 31, 2005	Exercise Price per Share (USD)	Expiry Date
-	2,400,000	-	-	2,400,000	$ 0.30	February 28, 2007

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

7.	Income Taxes

The Company and its subsidiaries have combined non-capital losses for tax purposes of approximately $4,423,000 in the listed jurisdictions, which may be carried forward and expire as follows:

	USA	Canada
2013	$1,084,000	$-
2014	1,085,000	13,000
2015	1,015,000	256,000
2016	69,000	-
2020	50,000	-
2021	84,000	-
2022	92,000	-
2023	53,000	-
2024	163,000	-
2025	459,000	-
Total non-capital losses	$4,154,000	$269,000

The components of the consolidated entity’s future income tax assets are as follows:

	December 31, 2005	December 31, 2004
Future income tax assets:
Non-capital loss carryforwards	$1,508,000	$1,261,000
Less: Valuation allowance	(1,508,000)	(1,261,000)
Net future income tax assets	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

•	During the year, salaries and benefits of $93,840 (2004 - $93,579; 2003 - $65,718) were paid to a director of the Company, which was recorded as part of exploration costs.
•	During the year, office rent expenses of $14,056 (2004 - $15,618; 2003 - $16,755) were paid to a director of the Company.
•	During the year, management fees of $117,937 (2004 - $93,214; 2003 - $NIL) were paid to the CEO of the Company.
•	As at year-end, management fees of $120,000 (2004 - $NIL; 2003 - $NIL) were owing to two major shareholders of CWE, one of which is a director and an officer of CWE.

These amounts were incurred in the ordinary course of business, are non-interest bearing, and unsecured. The shareholders have agreed that payment will not be demanded in the coming year.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

8.	Related Party Transactions - Continued

•

As at year-end, accounts payable included accounting fees of $6,500 (2004 - $NIL) owing to an officer of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

•

As at year end, accounts payable included $1,243 (2004 - $NIL; 2003 - $NIL) due to the president and director of the Company for expenses incurred on behalf of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

•

As at year end, accounts payable included $37,384 (2004 - $64,869; 2003 - $NIL) due to the CEO and director of the Company for expenses incurred on behalf of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

9.	Investment in Cadillac West Explorations Inc.

Cadillac West Explorations Inc. ("CWE") was incorporated under the Business Corporations Act (British Columbia) on June 8, 2004. CWE’s main business is acquiring and exploring mineral properties principally located in the Province of Quebec, Canada, with the objective of identifying mineralized deposits economically worthy of development, mining or sale.

By agreement dated June 30, 2004 and amended on June 8, 2005, the Company entered into an agreement with CWE allowing the Company to fund exploration activities of CWE. In return, the Company had an option to convert its advances to CWE into CWE shares. During 2004, the Company advanced $420,497 to CWE.

On June 8, 2005 and October 31, 2005, the Company acquired a 59.51% interest in CWE by converting $700,000 and $70,000 of advances receivable into 7,000,000 and 350,000 shares of CWE respectively. The Company also received 1,400,000 of CWE share purchase warrants that can be exercised at $0.25 per share on or before November 30, 2008. The acquisition was a related party transaction, as on the date of acquisition there was a director and officer in common. There was minimal activity in the books of CWE between June 8, 2005 and October 31, 2005; therefore the two-step acquisition was accounted for as one, effective June 8, 2005. A summary of the identifiable assets and liabilities of CWE on June 8, 2005 and purchase price discrepancy calculation are as follows:

Cash and cash equivalents	$24,619
Computer equipment	1,835
Mineral property costs	681,955
Accounts payable	(13,376)
Accrued liabilities	(28,189)
Due to related parties	(87,500)
Due to Resource Finance & Investment Ltd.	(8,756)
570,588
Percentage of interest acquired	x 59.5142%
Fair value acquired	339,581
Consideration given up	770,000
Purchase price discrepancy	$430,419

The purchase method of accounting has been used and the excess purchase price paid over fair value for identifiable net assets ($430,419) was allocated to non-monetary assets of CWE, being mineral property costs.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

9.	Investment in Cadillac West Explorations Inc. - Continued

During the year, CWE completed a private placement comprising of 600,000 special warrants which were issued at $0.20 per special warrant for total proceeds of $120,000. Each warrant converts to one share at the earliest of twelve months from the date of issuance or the fifth business day after a final receipt is issued by applicable securities regulations in respect of a prospectus qualifying the conversion. None of the special warrants have been converted to shares as of December 31, 2005. For the purposes of these financial statements, it is considered that the $120,000 of the outstanding special warrants are converted to CWE's common shares as of December 31, 2005. As a result of this, the interest of RFI in CWE reduced from 59.514% to 56.76% and the non-controlling interest in CWE increased from 40.485% to 43.24%. $53,750 of the $120,000 has been recognized as a gain by the Company, which is reflected in the consolidated statement of operations. The remaining amount, being $66,250, has been allocated to the non-controlling interest.

The non-controlling interest is initially recorded at the carrying value in the records of the subsidiary. This amount is adjusted by the non-controlling interest’s portion of the income (loss) and certain other adjustments that occur subsequent to the acquisition of control of the subsidiary. Details of non-controlling interest in CWE are as follows:

Total net assets as at the date of acquisition at carrying value	$570,588
Multiplied by the non-controlling interest of 40.4858%	231,007
2005 loss allocated to non-controlling interest	(19,897)
Equity transaction adjustment allocated to non-controlling interest	66,250
$277,360

10.	Segmented Information

Details on a geographic basis as at December 31, 2005 are as follows:

	USA	Canada	Europe	Total
Assets	$1,534,481	$1,206,362	$1,780	$2,742,623
Mineral property costs	$883,207	$977,659	$-	$1,860,866
Loss for the year	$90,887	$132,102	$213,251	$436,240

Details on a geographic basis as at December 31, 2004 are as follows:

	USA	Canada	Europe	Total
Assets	$497,069	$420,496	$33,626	$951,191
Mineral property costs	$492,447	$-	$-	$492,447
Loss for the year	$193,368	$23,897	$334,674	$551,939

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

11.	Subsequent Events

a)

The Company’s majority controlled subsidiary, CWE, is currently negotiating with Eclips Inc ("Eclips"), a public company listed on the TSX Venture Exchange. Per an agreement dated November 28, 2005, Eclips will purchase 100% of CWE’s issued and outstanding shares, with consideration being sufficient common shares of Eclips to provide CWE’s shareholders with an 80% equity position in the combined entity. Concurrent with the acquisition Eclips will issue up to 5,000,00 shares in satisfaction of its debts and as finders fees. Following the acquisition, the combined entity is expected to complete an equity financing of approximately $2,000,000 and share consolidation. The closing of the acquisition is contingent upon:

•	satisfactory completion of due diligence by both parties;
•	obtaining regulatory and shareholder approvals; and
•	reduction of CWE’s liability to related parties down to a maximum of $100,000

The transaction will be accounted for by Eclips as a reverse takeover.

b)

On February 10, 2006, the Company and its subsidiary ORC signed a letter of intent with a third party for purchase of a 28.44 acre industrial property at Coos Bay, Oregon, for consideration of $3,000,000 as follows:

•	Upon execution of the purchase and sale agreement: $200,000 in cash, as a non-refundable deposit.

•

Upon closing of the transaction: $300,000 in cash and delivery of a promissory note in the principal amount of $2,500,000. Interest to accrue on the Bank of America prime rate plus 3% compounded monthly. As security, the seller shall have first mortgage on the property plus all improvements and fixtures on the property as of the date of closing.

•	The note will be payable in equal instalments of $1,250,000 plus interest on the total outstanding balance accrued to the date of the payment on the second and third anniversary of the closing date.

•	The promissory note holder will have the option to convert any amounts owing, including interest, into shares of the Company at the 20-day weighted average trading price preceding the payment date.

•	The Company also agreed to use best efforts to complete a public offering on a publicly listed exchange within six months of the closing.

•	The Agreement has not been executed as of the audit report date, but is anticipated to be no later than June 1, 2006.

c)

On April 21, 2006, the Company signed an agreement with Rubirosa Limited (“Rubirosa”) for the sale of 100% of the Company’s interest in ORC. As consideration, the Company will receive from Rubirosa 70,000,000 of common shares and 30,000,000 of performance shares. Common shares will be escrowed for up to 24 months. Performance shares will have the same voting, dividend and other capital distribution rights as regular shares. Performance shares will be converted to common shares only if during the year ended December 31, 2008 ORC’s net income after tax exceeds AUD $5,000,000. If in 2008 ORC does not achieve net profits of AUD $5,000,000, then the performance shares will continue to be outstanding as such.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

11.	Subsequent Events - Continued

The agreement is conditional upon the following events:

•	RFI and Rubirosa completing a satisfactory due diligence on or before April 30, 2006
•	Rubirosa obtaining shareholders’ approval on or before May 31, 2006
•

Prior to its initial public offering (“IPO”), Rubirosa has to issue 10,000,000 units for AUD $0.16 per unit (“pre-IPO financing”). Each unit will cosist of one common share and ½ of free standing Option. Each full Option will be exercisable into Rubirosa shares at AUD $0.20 per share on or before December 31, 2009. This pre-IPO financing needs to be completed on or before May 5, 2006.

•

Rubirosa has to raise between AUD $8,000,000 and AUD $10,000,000 of equity financing at the price of AUD $0.20 per shares through its IPO prospectus, as well as obtain listing on Australian Stock Exchange.

•	ORC has to complete its acquisition of the 28.44 acre industrial property at Coos Bay, Oregon (Note 11b).

After completion of the transaction, and assuming maximum IPO prospectus funding, the Company’s equity interest in Rubirosa would be approximately 58% (including performance shares).

12.	Reconciliation of Generally Accepted Accounting Principles

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

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003	For the period from October 16, 1978 (Inception) to December 31 2005
Loss for the period as reported	$(436,240)	$(551,939)	$(353,423)	$(11,563,303)
Write-off of mineral property costs	(1,368,419)	(247,040)	(245,407)	(1,860,866)
Loss for the period in accordance with United States GAAP	$(1,804,659)	$(798,979)	$(598,830)	$(13,424,169)
Loss per share for the year in accordance with United States GAAP – basic and diluted	$(0.06)	$(0.03)	$(0.02)

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

12.	Reconciliation of Generally Accepted Accounting Principles - Continued

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity (deficiency) as reported, is as follows:

					Cumulative
	Common Shares		Contributed	Special	Translation	Comprehensive	Accumulated
	Number	Amount	Surplus	Warrants	Adjustment	Income	Deficit	Total
Shareholders’ equity (deficiency) as reported at December 31, 2003	27,556,825	$28,579	$10,710,096	$-	$-	$-	$(10,575,124)	$163,551
Write-off of mineral property costs	-	-	-	-	-	-	(245,407)	(245,407)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2003	27,556,825	$28,579	$10,710,096	-	-	$-	$(10,820,531)	$(81,856)
Shareholders’ equity (deficiency) as reported at December 31, 2004	31,156,825	$33,253	$11,752,599	-	-	$-	$(11,127,063)	$658,789
Write-off of mineral property costs	-	-	-	-	-	-	(492,447)	(492,447)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2004	31,156,825	$33,253	$11,752,599	-	-	$-	$(11,619,510)	$166,342
Shareholders’ equity (deficiency) as reported at December 31, 2005	35,956,825	$39,298	$12,995,617	120,000	(43,174)	$-	$(11,563,303)	$1,548,438
Write-off of mineral property costs	-	-	-	-	-	-	(1,860,866)	(1,860,866)
Shareholders’ equity (deficiency) in accordance with United States GAAP at December 31, 2005	35,956,825	$39,298	$12,995,617	$120,000	$(43,174)	$-	$(13,424,169)	$(312,428)

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

12.	Reconciliation of Generally Accepted Accounting Principles - Continued

The impact of the above difference between Canadian and United States GAP on the statement of cash flows, as reported, is as follows:

	Year Ended December 31 2005	Year Ended December 31 2004	Year Ended December 31 2003	For the Period From October 16, 1978 (Inception) to December 31, 2005
Cash flows from operating activities
As reported	$(536,963)	$(285,102)	$(252,487)	$(4,429,513)
Mineral property costs	(153,918)	(253,321)	(125,008)	(6,116,725)
Per United States GAAP	$(690,881)	$(538,423)	$(377,495)	$(10,546,238)
Cash flows from investing activities
As reported	$(1,124,590)	$(673,818)	$(128,380)	$(8,379,933)
Mineral property costs	153,918	253,321	125,008	6,116,725
Per United States GAAP	$(970,672)	$(420,497)	$3,372	$(2,263,208)

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

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

12.	Reconciliation of Generally Accepted Accounting Principles - Continued

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

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Resource Finance & Investment Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2005 and 2004

12.	Reconciliation of Generally Accepted Accounting Principles - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (3) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.