Form 20-F
period 2006-12-31
RESOURCE FINANCE & INVESTMENT LTD
filed 2007-07-16
CIK 877090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM TO

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 0-19385
RESOURCE FINANCE & INVESTMENT LTD.
(Exact name of Company as specified in its charter)
A CORPORATION FORMED UNDER THE LAWS OF BERMUDA
(Jurisdiction of Incorporation or Organization)
10, route de l’Aéroport
1215 Geneva Switzerland
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act
Common Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
The number of outstanding Common Shares as of December 31, 2006 was 39,265,097.
Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934. ☑ Yes ☐ No
Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 ☑       Item 18 ☐
Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act.
☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

FORWARD-LOOKING STATEMENTS
     The following discussion contains forward-looking statements regarding events and financial trends, which may affect Resource Finance & Investment Ltd.’s (the “Company”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to explore its properties and that such properties may not contain a sufficient scale of commercially viable minerals, as well as additional factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.
     This annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the terms “we”, “us” and “our” means Resource Finance & Investment Ltd., Industrial Minerals Corporation Ltd. (“IMC”), comprising the assets of Oregon Resources Corporation (“ORC”), Dynamex Resource Corporation and Cadillac Mining Corporation (formerly known as Cadillac West Explorations, Inc.). The consolidated financial statements and financial information set forth in this Annual Report includes accounts and operations of the Company, IMC, Dynamex, under a consolidated basis, and Cadillac on the equity based accounting method.
     You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.
Currency
     Unless otherwise indicated in this Annual Report, all references to “Canadian Dollars”, “CAD $”, “dollars” or “$” are to the lawful currency of Canada and all references to “U.S. Dollars”, or “U.S. $” are to the lawful currency of the United States.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”) and by the accounting principles generally accepted in the United States (“U.S. GAAP”). Differences between Canadian and U.S. GAAP are noted below and described in Note 14 to the Consolidated Financial Statements attached. The following data has been derived from our consolidated financial statements and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 included elsewhere in this Annual Report. The selected historical financial information for each year ended December 31, 2003 and 2002, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.
     All financial information is presented in Canadian dollars (“CAD $”), unless indicated otherwise.
Canadian GAAP

	(in Canadian Dollars)
	Year ended	Year ended	Year ended	Year ended	Year ended
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2004	2003	2002
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenues	0	0	0	—	—
Operating expenses	3,105,860	571,115	573,968	431,711	188,185
Operating loss	(3,105,860)	(571,115)	(573,968)	(431,711)	(188,185)
Net profit	2,111,071	(436,240)	(551,939)	(353,423)	(229,221)
Net profit / (loss) per share	0.06	(0.01)	(0.02)	(0.01)	(0.01)
Profit / (loss) per common share	(0.06)	(0.01)	(0.02)	(0.01)	(0.01)
Capital stock (number of shares)	39,265,097	35,956,825	31,156,825	27,556,825	24,462,765

CONSOLIDATED BALANCE SHEETS
Working capital	4,477,015	(380,417)	(79,732)	(72,936)	(445,828)
Property, plant and equipment	2,462,982	628,468	1,894	2,867	—
Deferred exploration expenses	1,310,963	1,860,866	492,447	245,407	—
Total assets	11,305,370	2,742,623	951,191	251,099	2,940
Total liabilities	5,075,530	1,314,185	292,402	87,548	448,768
Deficit accumulated during the development stage	(9,452,232)	(11,563,303)	(11,127,063)	(10,575,124)	(10,221,701)
Total Shareholders’ Equity (deficiency)	6,229,840	1,428,438	658,789	163,551	(445,828)

U.S. GAAP

	(in Canadian Dollars)
	Year ended	Year ended	Year ended	Year ended	Year ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2006	2005	2004	2003	2002
CONSOLIDATED STATEMENTS OF OPERATIONS
Net Profit/(loss), Canadian basis	2,111,071	(436,240)	(551,939)	(353,423)	(229,221)
Equity loss of investment in Cadillac Mining Corporation	(294,742)	—	—	—	—
Dilution gain / loss on Industrial Minerals Corporation	(4,995,107)	—	—	—	—
Dilution gain / loss on Cadillac Mining Corporation	(405,361)	—	—	—	—
Non-controlling interest	(30,249)	—	—	—	—
Write-off of mineral costs	(590,901)	(1,368,419)	(247,040)	(245,407)

Net loss, US basis	(4,205,289)	(1,804,659)	(798,979)	(598,830)	(229,221)

Loss per common share, US basis	(0.12)	(0.06)	(0.03)	(0.02)	(0.01)

(a)	Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under the U.S. GAAP, since the economic feasibility of the resource properties has not been demonstrated and, as a result of applying the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” amounts would be written off.

(b)	For U.S. GAAP reporting purposes, unrealized foreign exchange translation gains and/or losses would be shown as Comprehensive Income, a separate component of shareholders’ equity. No such amounts are reflected in the foregoing as the amounts are not material.
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
          The following table sets forth the high and low exchange rate for the past six months and for the last five years.

Month	High	Low
December 2006	1.1605	1.143
January 2007	1.185	1.171
February 2007	1.186	1.1598
March 2007	1.1750	1.163
April 2007	1.180	1.10
May 2007	1.108	1.072
June 2007	1.074	1.0569

Year Ended:
December 31	Average
2002	1.5704
2003	1.4008
2004	1.3017
2005	1.2087
2006	1.1286
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
          Significant History of Operating Loss with no revenues. With the exception of fiscal year ended December 31, 2006, we have reported operating loss since inception and as of December 31, 2006, we had an accumulated deficit of CAD $9,452,232. For fiscal year ended December 31, 2006, we had a net profit of CAD $2,111,071 which was attributable to the Company’s conclusion of the sale of its wholly owned subsidiary Oregon Resources Corporation to Industrial Minerals Corporation Ltd. (“IMC”, formerly Rubirosa Limited) on November 5, 2006 which resulted in a dilution gain on the share exchange transaction of IMC in the amount of CAD $4,995,107. We have not generated revenues from operations since inception and do not expect to generate revenues from operations until one or more of our properties are placed in production. There is no assurance that any of our properties will be placed in production or that our operations will be profitable in the future. See Risk Factor entitled “If We Are Unable to Raise Funds None Of Our Properties Will Be Put Into Production” below. Since we are currently in the exploration stage, our management expects to continue to suffer net losses for a foreseeable future.
          If our subsidiary companies are unable to raise funds none of our properties will be put into production. Our subsidiary companies projects are either at the early exploration stage, pre-production development or inactive and need future financing to continue development or begin extraction and processing operations. The exploration, development and production from these properties, including the construction of extraction and processing facilities and commencement of operations, will require substantial additional financing. The companies are currently seeking equity and debt financing to fund further development and explorations of our properties. However, there can be no assurance that additional financing will be available in the future or, if available, that it will be available on acceptable terms or in sufficient amounts to meet our capital requirements.
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
          Historically, we have had to seek capital for exploration due to lack of revenues. We have obtained funds through the private placement of our Common Shares and our current loan facility with Epsom Investment Services, N.V. (“Epsom”). As the Company transition to a mining investment holding company, it is likely that recourse to Epsom will be at substantially lesser amounts than previously utilized when the Company required funds for ongoing exploration. Epsom has historically funded the Company via working capital financing through agreement between the Company and directors of Epsom. Funds are then transferred in the form of wire transfers to the Company’s banking facilities.
          The mining industry is highly speculative and involves substantial risks. There is no assurance that any mining operations will ever be conducted on any of our subsidiary companies properties. In addition, even if mining is conducted on properties known to contain significant quantities of mineralization, it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.
          There are no assurances that our subsidiary companies and our equity accounted for investee can produce minerals on a commercially viable basis. Our ability to generate revenues and profits is expected to occur through development of our subsidiary companies properties as well as through acquisitions of interests in new companies or properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.
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
          We may be subject to foreign currency fluctuations. We operate in more than one country and our functional currency is the Canadian Dollar. Our majority controlled subsidiary, Industrial Minerals Corporation Ltd is an Australian listed company, and reports financial results in Australian dollars Our mining exploration properties are located in United States and Quebec, Canada, and our financial results are reported in Canadian Dollars. Our currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to manage our foreign currency fluctuation risk. Fluctuations in and the various currencies in which we operate could have a material effect on our operations and its financial results.
          U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company. We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes. We may be deemed to be a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Material United States Federal

Income Tax Consequences” contained in this Annual Report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.
          If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:
—	they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

—	they will be required to pay interest on taxes allocable to prior periods; and

—	the tax basis of our capital shares will not be increased to fair market value at the date of their date.
Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          We were incorporated under the laws of the Province of British Columbia, Canada on October 16, 1978, under the name Coven Resources Ltd. On April 16, 1984, our name was changed to Gold Medal Resources Ltd and then to Rare Earth Resources on November 24, 1989. We changed to our current name on April 4, 1997. On December 2, 1994, pursuant to the authority granted at an extraordinary general meeting of shareholders of September 9, 1994, we applied, and received assent from the Minister of Finance of Bermuda to change its place of incorporation to Bermuda, under Bermuda’s Companies Act, 1981, as amended. Our registered office is located at P. O. Box HM 1177, Par La Ville Place, 14 Par La Ville Road, Hamilton HM EX, Bermuda and its administrative headquarters are located at 10, route de l’Aeroport, 1215 Geneva, Switzerland.
          Traditionally we are a mining holding company primarily engaged in the exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in the Quebec, Canada and in the States of Oregon and Kentucky. Our focus remains our Oregon Mineral Sands Project, where we are conducting sample analysis, building a pilot plant, investigating exploration and pre-development opportunities for the extraction of approximately 2,616 acres of terraced mineral sands properties near Coos Bay in southwestern Oregon.
          In 2006, following the appointment of Phil Garratt as Chief Executive the corporate strategy of the Company was altered to that of a mineral management holding company. The aim was to divest the Company’s operating companies into independently listed organizations with each capable of becoming self sufficient in their search for capital funding for exploration and development activities.
          Therefore on July 10th 2006, the Company announced the closing of the reverse takeover of its subsidiary Cadillac West Explorations, Inc. by Eclips Inc., Cadillac West Explorations, Inc. will continue its operations under the new name of Cadillac Mining Corporation and is now listed on the TSX market in Vancouver. Following this takeover and a further private placement to provide initial funding, Cadillac will have 23,873,132 shares outstanding, with that the Company will then own approximately 27.82%. The Company also own a further 1.44 million share warrants, exercisable to 30th November 2008 at CAD $0.24 a share. The shares and warrants owned by the Company are the subject of an escrow agreement, which will permit the Company full voting rights but limited liquidity through the release in stages over three years.
          On November 6th 2006, the Company concluded the sale of its wholly owned subsidiary Oregon Resources Corporation (“ORC”) to Industrial Minerals Corporation Ltd. (“IMC”). In total, 100 million shares were issued to the Company comprising 70 million ordinary shares and a further 30 million ordinary shares with a performance criteria. This represents approximately 62.2% ownership interest in IMC at the time of the closing. The performance criteria is the achievement by ORC as recorded in its audited accounts for the financial year ending 31st December 2009 of net profit after tax of AUD $5,000,000. In the event that this performance criteria is not achieved, these shares will be cancelled or bought back by Industrial Minerals Corporation.
          In addition to the Company’s interests in Cadillac and IMC, the Company conducts its operations directly and through its wholly-owned U.S.A. subsidiary, Dynamex Resource Corporation, incorporated under the laws of Wyoming on October 22, 2003.
          The following is our organizational chart as of July 6, 2007:
          From inception to December 31, 2006, we historically financed our operations through the private placement of our Common Shares. As of December 31, 2006, we have raised CAD $11,744,833 through private placements. In addition, we have also financed our activities through the use of a credit facility with Epsom. The current credit facility permits us to draw up U.S. $1,000,000. The maturity date for the credit facility is December 31, 2007. We intend to use our current working capital and the credit facility in the development of these subsidiary interests and also acquire new mining investment projects or companies.

B. Business Overview
          Presently, the Company is a mineral management holding company. We currently hold approximately 27.82% in Cadillac and approximately 62.2% in IMC. In addition to our interests in Cadillac and IMC, the we hold natural resource properties through Dynamex, our wholly-owned subsidiary.
          The principal business activity of Cadillac and IMC is the exploration of mineral properties. IMC manages the property in Oregon known as the Oregon Mineral Sands Project and Cadillac manages the property in Quebec, Canada known as the Cadillac West Project. Dynamex manages the property known as Shawnee Project in Kentucky.
          In this Annual Report, except as otherwise indicated or as the context otherwise requires, the terms “we”, “us” and “our” means the Company, IMC, comprising the assets of ORC, Dynamex, and Cadillac.
The Oregon Mineral Sands Project
          The Company owns approximately 62.2% of IMC. IMC, through its wholly-owned subsidiary, ORC, hold interests in and have extensive exploration data on approximately 2,598 acres of terraced mineral sands properties near Coos Bay in southwest Oregon. We chose these properties based on government drill hole data and our exploration program that included airborne geophysics, surface sampling and trenching. Certain portions of the properties leased were first mined in the mid-1800s for gold and in the mid-1900s for chromite.
          These properties contain a probable reserve of 1,721,666 tons; a measured resource of 3,899,000 tons, and an indicated resource of 1,476,580, containing about 13% chromite, 4% garnet with additional values in zircon and other heavy minerals. It is estimated that geological resources comprise approximately 4 million additional tons. These deposits are amenable to environmentally safe surface mining methods with concurrent reclamation of the affected areas.
          In 1991, we undertook a major drilling and sampling program consisting of the exploration and development drilling of 550 holes for a total of 16,000 feet with 3,995 samples collected and 2,603 samples assayed primarily for chromite and zircon.
          In 1993, a 9-ton bulk sample was processed in a pilot plant test performed by The Mineral Sands Consultancy (“TMSC”) of Brisbane, Australia. Results indicated that the principal mineral constituents could be efficiently recovered at marketable concentrates. A pre-feasibility study indicated that a 300,000 tons per annum operation producing mainly chromite and garnet could generate an acceptable financial return.
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
          In October 2004, we undertook additional metallurgical studies on a bulk sample to confirm and with current technology may improve on previous results. We are continuing to test, analyse data, and develop markets utilizing the experience and expertise of Daryl F.Hoyt, of foundry Sand technology, who is one of the consultants.

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
          In early 2007, ORC began an aggressive exploration program in the vicinity of previously delineated heavy mineral occurrences. The area known as West Bohemia was drilled using sonic technology. A total of 134 holes were completed, averaging approximately 26 feet per hole in depth, for a total of 3,543 feet in all for the program. This program resulted in the identification of 3.2 million tons of measured resource averaging 17.9 percent heavy mineral and an assumed 7.3 percent in-ground chromite value using an in-ground chromite cut-off of approximately 4 percent. The drilling program also identified an additional 1 million tons of indicated resources, again with an average heavy-mineral grade of 17.9 percent and an assumed average in-ground chromite grade of 7.3 percent using an in-ground chromite cut-off of approximately 4 percent.
          ORC plans to undertake further delineation drilling in the late summer or early fall of 2007 to augment existing reserves, enhance the resource profile, expand the deposit in previously untested areas and to update the mine plan. Indicated resource areas within the West Bohemia deposit will be drilled with an estimated 25-30 drillholes required to further delineate the West Bohemia resource.
          We continue to seek capital for the ongoing development of the Oregon Mineral Sands Project. This ongoing development includes additional drilling to enhance the resource profile and longevity of the project, testing the products, acquiring infrastructure, and developing relationships with high level end users. Three mineral sands products have been created during the mineral processing testing. The products are chromite sand, garnet sand, and zircon sand. The initial focus has been on the chromite sand for use in the metal casting industry. Based on market due diligence, the ORC chromite was determined to have applications as a foundry sand.
          The garnet sand has been comparison tested utilizing the ORC garnet as an abrasive in waterjet cutting. These tests had a result which was considered to be a good reflection of the suitability of the ORC material.
          ORC is currently moving forward with the main plant design for the project and construction. Current planning calls for mining 700,000 tons per year of the chromite-bearing ore. The wet mill, through gravity separation which produces a heavy mineral concentrate, is the initial processing stage. The dry mill is where final mineral products are separated from the wet mill concentrate.
          The completion of the 700,000 tons per annum mineral processing plant and commencement of production on the project are dependent on a number of factors including, but not limited to, ORC’s ability to obtain further funding, unanticipated technical and operational difficulties, mechanical failure, unexpected shortages or increases in the prices of consumables, spare parts and plant and equipment, cost overruns and contracting risk from third parties providing essential services.
          Additional key risks are that the project contains resources which have yet to be adequately tested to prove economic viability. The project requires several permits and approvals from the State and local regulatory authorities with respect to the operation planned to take place on the industrial site and at the various locations that the minerals will be extracted from. In the event that ORC commences production from the project, its operations may be disrupted by a variety of risks and hazards which are beyond its control, including the ability to enter into supply agreements on acceptable terms, environmental hazards, industrial accidents, technical failures, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions and fires, explosions and other accidents.
Cadillac West Project
          On July 10th 2006, the Company completed a reverse takeover of its subsidiary, Cadillac West Explorations, Inc. (“CWE”) by Eclips Inc. CWE will continue its operations under the new name of Cadillac Mining Corporation and is now listed on the TSX market in Vancouver. Following this takeover and a further private placement to provide initial funding, Cadillac had 23,873,132 shares outstanding, with the Company owning approximately 27.82%. This private placement was arranged by Blackmont Capital Inc. (Blackmont) and raised CAD $3.22 million for the benefit of Cadillac Mining. Blackmont placed 482 A Units consisting of 7,500 flow through and 2,500 common shares with attached 2,500 two-year share purchase warrants. The units were placed at CAD $0.50. The share purchase warrants can be exercised at CAD $0.55 in the first year from issue and at CAD $0.75 in the second year. Shares and warrants are subject to a four month hold period. Blackmont has also sold 162 B Units comprising of 10,000 regular shares at CAD $0.50 and 10,000 two year share purchase warrants on the same terms as the A Units.
          For the purposes of accounting, Cadillac Mining Corporation is treated as an equity investment and consolidated on our consolidated financial statement under the equity based accounting method. The Company also own a further 1.44 million share warrants, exercisable to 30th November 2008 at CAD $0.24 a share. The shares and warrants owned by the Company are the subject of an escrow agreement, which will permit the Company full voting rights but limited liquidity through the release in stages over three years.
          CWE was established in 2004 pursuant to an agreement dated June 3, 2004 between the Company, Victor Erickson and Andre Audet (the “CWE Agreement”). The purpose of CWE was to pursue an exploration opportunity in Beauchastel and Dasserat Townships located in northwestern Quebec. Pursuant to the CWE agreement, CWE acquired (i) 282 mineral claims comprising of 9,450 hectares in the Beauchastel and Dasserat Townships from Victor Erickson and Andre Audet and (ii) a right to earn a 50% interest in 77 claims comprising of 2,185 hectares in the Beauchastel and Dasserat Townships pursuant to the assignment of the Norcoeur Option and the Lac Fortune Option (collectively “the Richmont Option”) from Victor Erickson and Andre Audet.
          Prior to the reverse takeover by Eclips Inc., the Company had invested approximately $770,000. The funds have been expended primarily on geophysics, geochemistry and diamond drilling to demonstrate the validity of the exploration models proposed for the area by the project originators, two experienced professional engineers. Its recent activities since 2004 include two surveys: Summer 2004 Survey and Winter 2004 Survey. The Summer 2004 survey was conducted to meet the Ministry of Natural Resources assessment work requirements and to provide the basis for further exploration, more specifically the identification of drill targets on the Cadillac Break. The purpose of the Winter 2004 survey on the Richmont Option was to commence preliminary drilling to test the proposed deposition models.
          Subject to obtaining additional financing, the next stage of exploration on the CWE claims will comprise of core drilling. We anticipate that Cadillac will fund its exploration through equity financing.
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
          From May 31, 1993 to April 30, 1996, we had a joint venture with Kennecott Exploration Company (“Kennecott”), covering its Shawnee Project. During that time Kennecott conducted geological and geophysical surveys, which included drilling three holes as follows: Hole #1 was drilled vertically on the edge of the anomaly to 900 feet (310 meters) without intersecting kimberlite. Hole #2 was vertically drilled to a depth of 2,210 feet (700 meters). Hole #3, 500 meters from Hole #2, was drilled at a 45% angle from the horizontal to a depth of 1,158 feet (374 meters). Hole #2 was logged and small, token hand samples were taken for petrographic and chemical analysis. Hole #3 has not yet been logged and, with the exception of approximately ten boxes that were spot checked in 2002, the drill core boxes remain unopened. Additionally, geochemical stream sediment and soil samples taken on and near the Lollypop intrusive remain available in storage, still untested for diamond or diamond indicator minerals.
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
          Based on these findings, on May 27, 2003 our Board of Directors of the Company (the “Board”) announced that diamond exploration would immediately recommence on the Shawnee Project. The main objective of the program was to establish the Lollypop kimberlite as a diamond-bearing host rock. Therefore the re- activation of this project focused on the evaluation of the diamond potential of the Lollypop kimberlitic intrusion in Crittenden County, Western Kentucky. This complex, multiple-phase intrusion is poorly explored both as to its internal structure and its diamond potential. The Lollypop-shaped kimberlitic complex is large, measuring 3.4Kms by 1.6Kms (1 mile by 2 miles) and having a surface area of approximately 500 hectares (1,235 acres).
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
C. Organizational Structure
          We have two subsidiaries: (i) Industrial Minerals Corporation Ltd (“IMC”), an Australian publicly listed company which wholly owns ORC, an Oregon corporation which operates the Oregon Mineral Sands Project, with the Company currently owning approximately sixty two percent (62.2%) of the equity, and (ii) Cadillac Mining Corporation, a British Columbia corporation and is now listed on the TSX market in Vancouver, with the Company currently owning approximately twenty seven point eight two percent (27.82%). We also have one wholly owned subsidiary, Dynamex, a Wyoming corporation which operates the Shawnee Project.

D.	Property, Plant, Equipment and Mineral Property Costs

1.	Oregon Mineral Sands Project
          The Oregon Mineral Sands Project is located in Coos County, Oregon and is located in the Cape Arago. The Oregon Mineral Sands Project comprises approximately 2,210 acres under lease; an additional 570 acres in which we have an interest in the mineral rights, and five lots within the Sansaria Subdivision (totaling less than one acre) are owned, as described more particularly below.

Sacchi Beach
Threemile
Cranberry Bogs
COOS COUNTY FOREST
COOS COUNTY FOREST
COOS COUNTY FOREST
Threemile Creek

Legend

Project Area

N

2,500 1,250 0 2,500
Feet

Oregon Resources Corporation

Drawing #: N/A

Project Area and Taxlots

P.O. Box 1350, Coos Bay, OR, 97420

Leased Property in Coos County, Oregon
          In the early 1990’s, we leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits containing chromite, zircon, ilmenite, rutile, garnet and possibly gold in Coos County, Oregon. The lease covering 320 acres (Yoder-Miller Property), known as the Shepard Deposit was renegotiated in 2003. The lease of the mineral rights on 1,890 acres which is the subject of the Weyerhauser Lease was entered into January 1, 2006. The lease was executed with terms that encourage the early development of the leased properties.
          1. The Yoder-Miller Property
          By a lease dated January 9, 2003, among ORC, Sarah Jane Yoder-Miller, Edwin A. Yoder and June Marie Yoder, we leased approximately 320 acres of property located approximately 12 miles southwest of Coos Bay, representing 20% of the proven reserves of the Oregon Mineral Sands Project (“Yoder-Miller Property”). The lease is for an initial term of five years and requires a lease payment of U.S. $6,400 per year. The owners of the Yoder-Miller Property are also entitled to a production royalty of U.S. $0.8751 per ton of ore mined and removed from any portion of the Yoder-Miller Property. The principal mineral deposit identified on the Yoder-Miller Property is known as the Shepard deposit. According to the United States Bureau of Mines, the Shepard deposit contains 257,500 metric tons of heavy mineral sands averaging 17.2% chromite. Also, according to the U.S. Bureau of Mines, the known extensions of the Shepard deposit total over 1.8 million metric tons of heavy mineral sands averaging 8.2% chromite.
          2. The Weyerhauser Lease (formerly known as Bohemia/Williamette Industries)
          By a mining lease made as of June 12, 1992 (the “Bohemia Lease”) between Bohemia, Inc., as lessor and us, as lessee, we leased approximately 1,891 acres, more or less, of property located approximately 10 miles southwest of Coos Bay, Oregon (the “Bohemia Property”) for an initial term of ten years. The lease was allowed to expire in 2000. In 1992 Bohemia Inc. was acquired by Willamette Industries Inc. and in its new corporate status sold the Bohemia Property to Rosboro Lumber Company while retaining all the mineral rights both on and below the surface. Thereafter, Weyerhauser Company acquired Willamette and became the current owner of the mineral rights on the Bohemia Property. In 2006, Weyerhaueser also acquired the surface rights from Rosboro Lumber Company.
          As of January 2, 2006, a Mineral Sands Lease was entered into between Weyerhaeuser Company and Oregon Resources Corporation and Resource Finance & Investment Ltd.. The Lease was Amended and Restated February 2, 2007, to include provisions relating to the surface estate and to add additional lands, totaling 1,856 more or less. The term of the Lease is for ten years, ending December 31, 2015; provided that Lessee may renew this Lease for an additional term of five years if Lessee is conducting active mining operations on the leased area at the time of renewal. Lessee shall pay Weyerhaeuser advance minimum royalty payments ranging from $10,000 for year one to $100,000 for year 10. Lessee shall pay Weyerhaeuser a production royalty of 3.5% of gross sales receipts for all mineral sands and sold f.o.b the plant where final saleable product is produced. In the event that Lessee extracts and markets precious metals from the leased area, Lessee shall pay Weyerhaeuser a separate production royalty on any precious metals mined and sold in an amount equal to 5% of the selling price received by Lessee. In the event that Lessee markets tailings from the leased area, lessee shall pay Weyerhaeuser a separate production royalty on any sand tailings sold in an amount equal to 50% of the gross selling price received by Lessee f.o.b. the point of sale.
          The principal mineral deposits identified on the Weyerhaeuser Property are known as the South Seven Devils Deposit, North Seven Devils Deposit and West Bohemia Deposit. According to the U.S.

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
          We own one-half interest in the mineral, oil and gas rights on approximately 600 acres of property in Coos County, Oregon (formerly the “Westbrook Property”), except (i) a 1/8 royalty on all oil, gas and associated hydrocarbons produced and sold from this property, (ii) a royalty of 5% on the gross proceeds received from the sale of minerals, except for gold and common varieties of: sand, clay and gravel, and (iii) a 10% royalty of the gross proceeds received from the sale of gold owned by International Paper Realty Corporation.
          In 2006 Westbrook sold this property. Eighty-eight acres, which were in cranberry bogs was sold to the Coqulle Indian Tribe, with the remaining acreage (approximately 488 acres) sold to Roseburg Timber Company. ORC is currently in final negotiations with the Coquille Indian Tribe to purchase their surface and mineral rights in the 88 acres. ORC has also approached Roseburg Timber as to their interest in either entering into an exploration agreement with an option to purchase, or in the alternative, entering into a purchase and sale agreement for their surface and mineral rights in the subject property.
          The principal mineral deposit identified on the former Westbrook Property is known as the Section 4 deposit (which extends in part off the southeast corner of the Westbrook property onto the former Bohemia property, now owned by Weyerhaeuser Company). According to exploration results of both the U.S. Bureau of Mines and us, the Section 4 deposit contains approximately 600,000 metric tons of mineral sands.
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
          The mineral deposits identified as described above consists of mineral sands that occur on ancient beach terraces. Over several millennia, ocean wave action tends to carve a flat terrace at the base of a sea cliff. In southwestern Oregon, the earth’s crust has lifted the coastline above sea level intermittently over the past several hundred thousand years. As a result, several distinct wave-cut beach terraces can now be found inland from the present coastline, elevated above sea level.

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
Mineral Commodities Obtained from Mineral Sands
     The mineral sands of southwestern Oregon contain the minerals chromite (a mixed iron, magnesium, aluminum and chromium oxide), garnet (iron, magnesium and aluminum silicate), zircon (zirconium silicate), along with other heavy minerals. The uses of these main products are described in following paragraphs.
     Chromite is used in the manufacture of stainless steel and chrome alloys. The United States currently has no supply from domestic chromite mines other than recycled material and imports its chromite from the Republic of South Africa, Turkey, Zimbabwe and the former Yugoslavia. Western industrialized nations are almost totally dependent on these foreign sources of chromite, some of which may be unreliable. Based on testing, the Oregon chromite is well suited as a foundry sand. Foundry sand is a higher value product vs. feed for the ferrochrome industry. The worldwide consumption of foundry sand chromite is close to 1/2 million tons with approximately 80,000 tons consumed in USA markets. Both Chromite and zircon are used extensively as foundry sands.
     We believe that the demand for zircon has grown substantially during the past decade, resulting from zircon’s expanding use in refractories, high-grade castings, advanced ceramics and light metals and from the diminishing quantities of zircon ore that can be mined at low cost.
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

Previous Exploration
     The Cape Arago district contains a substantial mineral sands deposit that has been mined historically and studied by the U.S. Bureau of Mines. Chromite was produced during World War II from 1,800,000 metric tons of mineral sands. The U.S. Bureau of Mines has sampled and prepared geological maps of certain of the mineral sands deposits, analyzed historical exploration and production records of several mining companies and drilled over 100 exploration holes during the 1970’s. We have completed an exploration program on the South Seven Devils, North Seven Devils, Shepard and Westbrook Deposits consisting of initial survey work, 500 drill holes comprising approximately 15,000 feet of drilling together with the collection of 4,000 samples. A fifth deposit, the West Bohemia Deposit, has been explored by us with 24 drill holes totaling approximately 400 feet and had 150 samples collected.
     We have also taken an 8.2 ton bulk sample from the South Seven Devils deposit and sent the sample to Australia for assessment by TMSC. TMSC confirmed to us that the sample was amenable to separation using standard mineral sands industry techniques in a report us dated November 1991.
Mineral Resources
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
     The successful completion of the 2006 exploration drilling program on February 18, 2007, resulted in expansion of the resource profile of the project. Sonic drilling conducted as part of the field activities on the West Bohemia property (the original West Bohemia deposit plus the Section 9 deposit) resulted in the identification of 3.2 million tons of measured resource averaging 17.9 percent heavy-mineral. The drilling also identified an additional 1.0 million tons of indicated resource, again with an average heavy-mineral grade of 17.9 percent.
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
North Seven Devils
     This deposit is located in the same general area as South Seven Devils. It lies on a series of trending north- south “plateaus” separated by steep gullies, and hence consists of three separate pits. Overall, North Seven Devils is a high grade reserve of similar quality to South Seven Devils but slightly smaller. However, because of the large overburden quantities and the complication of the three separate pits, it will pose more mining problems.

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
Coquille Indian Tribe and Roseburg Timber , formerly Westbrook (ORC has a 50% mineral ownership)
     This deposit lies to the northwest of the Seven Devils Deposits. It sits on a plateau bounded on all sides by a relatively gentle downward slope. Internally, there is a gentle upward slope to the southwest. Westbrook has an estimated ore reserve of 729,000 short tons at 9.0% chromite and 0.5% zircon using a calculated bulk density of 1.58 short tons per cubic yard.
Resources and Reserves

(tons)
Probable Reserves
South Seven Devils	632,629
North Seven Devils	820,037
Shepherd	289,000

1,721,666

Measured Resources
Westbrook	729,000
West Bohemia (Weyeraheuser)	3,170,000

3,899,000

Indicated Resources
West Bohemia (Weyerhaeuser)	1,000,000
West Section 33 (Weyerhaeuser)	444,000
West Section 10 (Weyerhaeuser)	32,580

1,476,580
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
Processing Site
     In July 2006, ORC entered into a Lease Agreement and Option to Purchase with Teck Cominco American Incorporated of their industrial site at Coos Bay, Oregon comprised of 28.44 acres and a marine wharf located at the north end of the real property. Under the terms of this Agreement , Teck Cominco leased to ORC the premises for the purpose of development and operation of a pilot plant to process, test, and produce heavy mineral concentrate from unconsolidated sands, and related uses. In addition, Teck Cominco granted to ORC an option to purchase the property following the satisfaction of certain conditions relating to the property. Terms include a security deposit of $200,000, monthly base rent of $25,000, with a lease term of 12 month. The lease term can be extended. The purchase price is $1,000,000 with the earnest money deposit and any monthly base rent paid under the lease, including for or during extension periods, credit to the purchase price
     In December 2006 ORC engaged URS Corporation as consultants to assist in the preparation and completion of an application for a Conditional Use Permit in connection with the principal mineral sands processing facilities to be constructed on the industrial site at Coos Bay.
Pilot Plant
     In May 2005, we purchased a 10 ton per hour wet concentrating plant for U.S. $215,000. Since our purchase, we have had additional spirals designed, manufactured and shipped from Australia at a cost of approximately USD $35,000. These spirals were added to the plant when it was relocated and commissioned on the Teck Cominco industrial site in Coos Bay, Oregon. Initially, this plant will be used for obtaining product for testing in the market and thereafter be incorporated into the commercial operation.
Processing Plants Design, Construction and Commissioning
     In 2006 ORC shipped 9 tons of exploration sample for testing at the Outokumpu Technology mineral separation facilities in Jacsonville, Florida. Outokumpu Technology conducted test work related to the separation of chromite and garnet to obtain product for testing in the market, and for process development services for the determination of a flow sheet design for the main processing plants. The Company is currently in negotiations with Outokumpu for the entry into a turn key contract for the design, construction and commissioning of the mineral sands processing facility.
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
     If the Oregon Mineral Sands Project proceeds, our market strategy will be to produce three products initially, followed by the later development of stockpiled byproduct minerals. Initial production will focus on chromite, garnet and zircon, and may be followed by production of magnetite, staurolite, rutile, ilmenite and possibly gold. Our market strategy may change from time to time in response to changing market conditions and new information about the mineral deposits available to ORC.
2. The Shawnee Project
     We currently lease approximately 1,778 acres in Crittenden County, Kentucky for the purposes of exploring for base metals. All leases are now held in our wholly-owned subsidiary Dynamex.

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
Millikan Lease
     By a mining lease made as of May 26, 1992, and renegotiated on May 26, 1997 and 2002 (the “Millikan Lease”), between Douglas Millikan and Otis Millikan, as lessors, and Moodie, as lessee, as assigned to us, we lease approximately 84 acres in Crittenden County, Kentucky. The current lease agreement expires on May 26, 2007 and requires annual rental payments of U.S. $2,400 (paid to date) to keep the agreement in good standing. The lease contains an option to purchase mineral and mining rights for U.S. $150,000. We have outstanding a request for renewal of this lease for a period of five years with an increase in annual rental payments of U.S. 3,000.
Stalion Lease No. 2
     By a mining lease made as of May 8, 1992 and renegotiated on May 8, 1997 and 2002 (the “Stalion Lease No. 2”), between Royster and Mary Evelyn Stalion, as lessors, and Moodie, as lessee, as assigned to us, we leased approximately 52 acres in Crittenden County, Kentucky. The original holders of this lease are now deceased and a new lease was entered into with the beneficiaries, Mary R. Singleton, Neil and Carla C. Stalion and Barbara Jo Stalion. The new lease was for a term of five years expiring on May 8, 2007, with annual rental payments of U.S. $1,800 (paid to date) to keep the agreement in good standing. This lease agreement includes an option to purchase mineral and mining rights for U.S. $60,000. Prior to this lease expiring, we exercised our option to purchase the mineral and mining rights, and that purchase closed May 17, 2007. The General Warranty Deed was signed by each of the leaseholders and the executed Deeds have been sent for recording in Crittenden County, Kentucky.
Grimes Lease
     By a mining lease made as of May 13, 1992 and renegotiated on May 13, 1997 and August 5, 2002 (the “Grimes Lease”), between T.R. and Joanna Grimes, as lessors, and Moodie, as lessee, as assigned to us, we lease approximately 149 acres in Crittenden County, Kentucky. The current lease agreement expires on August 5, 2007 and requires annual lease payments of U.S. $1,200 (paid to date) to keep the agreement in good standing. The Grimes Lease contains an option to purchase mineral and mining rights for U.S. $100,000. Pursuant to information provided by our consulting geologist, Boyce Moodie, this mining lease will not be renewed at this time but may leased again at a future date.
Harold Croft Lease

     By a mineral lease with purchase agreement made as of June 22, 1995, between Harold and Joyce Croft (“Croft”), as lessor, and Kennecott Exploration Company, as lessee, as assigned to us, we lease 95.5 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S. $500, for years 2000 to 2004 the payments are U.S. $1,000, for years 2005 to 2009 the payments are U.S. $1,500, and for years 2010 and subsequent the payments are U.S. $2,500. We shall pay a production royalty of 3.5% based on a net smelter return, in addition to annual rental plus compensation for surface use. We have an option to purchase the leased property within ninety days of commencing the commercial operations at a purchase price equal to (i) one and a half (1 1/2) times the Fair Market Value (“FMV”) of buildings and raw land; (ii) two (2) times FMV of residence, and (iii) the FMV of growing crops.
Franklin Croft Lease
     By a mineral lease agreement made as of August 2, 1995, between Franklin G. Croft, as lessor, and Kennecott Exploration Company, as lessee, as assigned to us, we lease 55.25 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S $550, for years 2000 to 2004 the payments are U.S. $1,100, for years 2005 to 2009 the payments are U.S. $1,650, and for years 2010 and subsequent the annual payments are U.S. $2,750. Furthermore following cessation of Franklin Croft’s right to use all or a portion of the surface of the premises, we shall pay, within a reasonable period of time, to Franklin Croft (i) a one time payment of one and a half (1 1/2) times the FMV of such portion of the premises as compensation for his loss of the use of the affected portion of the premises; (ii) one and a half (1 1/2) times the FMV of buildings and structures, except for his personal residence which shall be two (2) times the FMV; and (iii) FMV of timber or growing crops.
     All calculations of acreage referred to above have been made by us based upon both public and private records made available us as well as information provided to us by the other parties to the agreements.
K.K. Mining Lease
     By a mining lease made as of May 28, 1992 (the “K.K. Mining Lease”), between K.K. Mining Company Inc., as lessor, and Moodie, as lessee, as assigned us, we lease approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S.$ 1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S. $100,000. This lease expired on May 20, 2002 and was renegotiated December 14, 2006. The properties conveyed by the current lease are known as the K.K. Mining Company property comprising 145 acres and 300 acres (more or less), the Central Spar Company property comprising 40 acres (more or less) , and the Pasco Mining Company property comprising two tracts of land totaling 66 acres (more or less). The above described lands comprise 551 acres of mineral rights for an original term of five years. The terms of the lease include royalties amounting to 10 percent of the selling price of all minerals and ores mined and removed from said property. If the 10 percent royalties do not equal the sum of $300 per month, beginning one month after the date of execution of the lease, then we agree to pay a minimum royalty of $300 per month. At any time during the life of this lease or extension of same, we have the right to purchase the mineral and mining rights for U.S.$300,000.

Remet Properties LLC Lease
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
Project Overview
     We have leased and geologically mapped five of the eleven known diatremes in the district situated in southern Illinois and northern Kentucky. The leases cover five volcanic features known as diatremes, within which heated fluids have deposited anomalous concentrations of certain advanced metals. The results confirm the existence of geochemical anomalies. While no commercially exploitable deposits of advanced metals or any other deposits have been identified to date, we believe that these anomalies warrant the expenditure of further funds to explore the district for deposits of zinc and base metals. Dynamex is currently engaged in defining areas which may be of interest for further exploration and acquisition.
     In May 2006 Dynamex engaged O. Jay Gatten, of North American Exploration, based in Utah, as a consultant to evaluate for the purposes of exploration, properties controlled by Dynamex. In February 2007, Dynamex commenced an exploration drilling program focused on delineating the extent of previously identified zinc mineralization on the controlled properties in northern Kentucky. Drilling is warranted to confirm the existence of mineralization at depth and determine the existence of resources on previously mined properties. The current program is ongoing with a total of 25 holes expected to be drilled. The data derived as a result of this program will provide information to determine whether subsequent work is warranted.
Geology of Shawnee District Exploration Targets
     The Shawnee District apparently formed within a rift in the otherwise stable crust of the central North American continent (an “intracratonic rift”). Virtually all mineralization, including fluorite and advanced metals, occurs along steep, rift-related faults, formed during the Cretaceous Period (approximately 135 million to 63 million years before the present). More particularly, the advanced metals mineralization appears to be localized in breccia pipes along the diatremes.
     Diatremes are more or less cylindrical and vertical zones in the upper earth’s crust in which the rocks are fragmented by the explosive actions of hot gases and fluids breaking through toward the surface from layers below the earth’s crust known as the earth’s mantle. The hot fluids carry dissolved metals from deep within the mantle. As the rising fluids cool, they tend to deposit contained metals in or on the rocks closer to the surface. Such deposition may be enhanced by the presence in the breccia of particularly reactive rocks such as limestone. Deposition of metals and other minerals such as fluorite, carbonate and silica within the breccia tends to re-cement the rock fragments together into solid rock, which includes metals and other minerals in the filled voids between rock fragments. Other known advanced metal deposits around the world are hosted in vertical breccia pipes or diatremes.
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
The Moodie Agreement
     By an agreement dated April 21, 1992 between Moodie and us, we agreed to combine our aeromagnetic data with Moodie’s aeromagnetic data. Pursuant to a subsequent agreement dated January 18, 1993, between Moodie and us, Moodie assigned all of its rights, title and interest in and to the leases referred to in the table below to us in consideration of the payment, upon work performed, of professional consulting fees at the rate of U.S. $320 per day with a maximum fee of U.S. $6,400 per month plus reasonable expenses, the issuance of options to purchase up to 15,000 of our Common Shares, a 5% net profits royalty, 5% of the profit derived from the sale by us of any of the properties and a 5% finder’s fee with respect to all financing activities on the Kentucky Property resulting from the introduction by Moodie. This agreement superseded the April 21, 1992 agreement between Moodie and us.

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
          In November 2006, we entered into a Letter Agreement which constitutes the principle terms and conditions of a Final Agreement between the parties which supersedes all previous agreements excepting the terms of non-compete and confidentiality. The principle terms of the agreement are that Moodie receives $6,000 cash, 110,000 shares of the common stock of the Company, and $3,000 paid semi-annually beginning July 1, 2007 until a Bonus Payment of $100,000 is paid to Moodie. The Bonus Payment is determined upon the Company reaching a production decision defined as the point in time when the Company determines through a comprehensive feasibility study that certain of the controlled property may be placed into commercial production. The Company may, at its sole discretion, make the bonus payment at any time prior to December 31, 2012, and specifically undertakes to make the bonus payment if it enters into a “farm out” agreement with a third party for the future development of the project.
Previous Exploration — Kentucky
          We have acquired the previous exploration records of Moodie with respect to the Kentucky property. In 1993, we had a partnership with Kennecott Exploration Company and conducted aeromagnetic surveys, ground geophysics surveys, field mapping, stream sediment sampling and drilling holes. Upon withdrawal by Kennecott from the project, this information was turned over to us.
3. The Cadillac West Project
          Pursuant to the CWE Agreement, the Cadillac West Project property was acquired by CWE, now Cadallic Mining Corporation in which we hold approximately 27.82% of the voting stock. For the purpose of accounting, Cadallic Mining Corporation is treated as an investment and consolidated on our consolidated financial statement under the equity investment accounting method. The Cadillac West property covers approximately 12,750 hectares in Beauchastel, Dasserat and Rouyn Townships, and lie immediately west of the mining center of Rouyn-Noranda, Quebec. Cadallic owns outright 306 claims covering 10,565 hectares; and holds an option to earn a 50% interest from Richmont Mines Inc. in a further 2185 hectares in 77 claims that surround the Francoeur mining concession (the “Richmont Option”). The Richmont Option was acquired by Andre Audet and Victor Erickson from the Richmont Mines Inc. of Rouyn-Noranda Quebec pursuant to a letter agreement dated April 30, 2004. Pursuant to the CWE Agreement, Andre Audet and Victor Erickson agreed to assign the Richmont Option to CWE. The majority of the CWE’s claims were staked in 2002 at the end of the bear cycle in the gold market.
     The Richmont Option was acquired by CWE early in 2004 to diversify the types and risk of the CWE’s exploration targets. In November 22, 2005, the Richmont Option was partitioned into two separate entities, namely Norcoeur and Lac Fortune. Either or both options may be terminated without penalty at any time by Cadallic should results or circumstances warrant.
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
Cadillac West Project Exploration
Summer 2004
          During the summer of 2004, Cadillac conducted a CAD $380,000 exploration program on its 100%-owned claims to meet Ministry of Natural Resources assessment work requirements, and to provide the basis for further exploration, particularly to define drill targets on the Cadillac Break.
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
          Late in 2004 an additional 276 rock samples were taken on the Richmont claims located immediately west of Cadallic ground, from the Guinard intrusive and its western extension. Preliminary evaluation shows a zone of elevated gold, barium and tungsten values extending eastward from the trace of DDH RO-01 for roughly 600 meters to the boundary of 100% Cadillac claims, and continuing for an additional 1600m eastward as a multi-element anomaly.
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
Winter 2004 Drill Hole Summary

Hole	UTM Coordinates			Length	Direction
RO-	East	North	Dip	(Meters)	Azimuth	Purpose
01	628008	5338017	-50	732.00	180 deg	Guinard Intrusive and Cadillac Break
02	627013	5338805	-51	459.00	330 deg	Test below Lac Fortune vein system;
03	627007	5338823	-45	152.00	150 deg	Hole southward, under Lac Renaud
04	628540	5340690	-52	400.30	360 deg	Arntfield structure, near Francoeur boundary
05	628540	5340590	-50	437.00	360 deg	Arntfield structure, near Francoeur boundary
06	629619	5340369	-50	116.00	180 deg	Arntfield structure, about 1000m east of #4.
07	629619	5340469	-50	200.00	180 deg	Arntfield structure, about 1000m east of #4.
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
     Other less-developed targets on the Cadillac’s claims include a strong but poorly explored shear zone on the Gan claims and under-explored base potential on the North Dasserat ground.

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
Target #1 – Cadillac Break:
#1A — Guinard
     This target was briefly explored prior to 1940 by shallow drilling, surface trenching, and a 65 ft shaft. Quartz stringers carrying pyrite, chalcopyrite and minor gold were reported from a syenite porphyry plug and a related dyke. The plug is exposed in sub-cropping over an area about 800m in diameter on an “island” of Archean strata that protrudes through Proterozoic sediments on the southernmost claims optioned from Richmont. However, the magnetic data shows it forms an irregular massive body at depth that extends at least a km east and west from the outcropping. To the east, the intrusive extends well onto 100% Cadallic ground where results from rock geochemistry show a well-defined multi-element anomaly. This section of the Cadillac Break is unexplored except for a small amount of near-surface drilling conducted in the distant past.
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
#1D — Kanasuta
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
     On August 2nd 2006 Cadillac updated shareholders on an extensive drilling programme in progress at Lac Fortune. A total of 3716 metres was cored in six holes, completed to satisfy 2005 obligations deferred to May 2006, and to partly meet 2006 exploration requirements.
     One hole was drilled on the Lac Fortune prospect to explore potential below a previously identified minor non-43-101-compliant resource where a feeder system and deeper parallel shallow-dipping structures are suspected. DDH CM06-01, collared southward at –80 deg about 1.4km north of the north branch of the Cadillac break, deviated favourably, and was extended to test the break at depth.

CM06-01 intercepted a number of geologically permissive structures, and numerous veins, shears and alteration zones containing geochemically anomalous to sub economic gold values. The best analytical results include 0.4m of 49.65gAu/t at 108m, 0.35m of 13.2gAu/t at 734m and 1.4m of 4.16 gAu/t at 1270m.The hole ultimately flattened to 45deg, and was terminated at 1652m where the rods jammed in strongly faulted ground after intersecting 20m of talc-chlorite schist. The last 0.8m interval, comprised of mineralized rubble, assayed 3.15gAu/t. This structure correlates well with the surface expression of the Cadillac Break. While the hole failed to return ore grade intercepts, it provides the only continuous geological profile on this segment of the Cadillac Break, and will serve to focus future exploration in the area. Cadillac is considering down-hole geophysics and may elect to extend the hole by wedging past the problem area.
     A previously unknown broad graphitic horizon containing significant semi massive sulphides was also intersected near the bottom of the hole. While this zone does not locally contain economic values, the structure will be investigated by geophysical methods over coming months.
     In summary DDH CM06-01 provided very valuable information on the Cadillac Break, which is the main focus of the Cadillac’s exploration initiative.
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

     On August 2, 2006, Cadillic announced that the Arntfield prospect was tested with four holes, CM06-03 through –06, to further investigate a 3.3m intersection carrying 18.45gAu/t in DDH RO-05-04 completed in 2005. The prospective south dipping structure appears to have been intersected approximately 80m up-dip in CM06-03, but the structure is relatively weak, assaying 5.40 gAu/t over 0.6m.
     On April 20, 2007 Cadillac announced the results from its three hole, 1997 metre winter drilling program on the Arntfield no2 mine area situated within the Norcoeur option claims.
     Core holes CM07-21 and 22 were drilled south at –60 degrees to intersect the Arntfield-Francoeur shear up and down plunge from a strongly mineralized zone cut in early 2005 by drill hole DDH R005-04 that returned 3.3 metres averaging 18.45g Au/tonne. This structure consists of a broad NE-plunging zone that remains open down-plunge.CM07-23 was collared about 200 metres east of CM07-22, and drilled southward at –60 degrees to test the down-dip extension of the deepest ore zone in the Arntfield no2 shaft workings.
     DDH CM07-21 cut the target structure between 245 metres and 249 metres (down-hole), and returned 4.3g Au/t over 4.0 metres within a broad zone of strongly pyretic mineralization which averages 3.00g Au/t over 10.0 metres. The pierce point is situated about 40 metres up-dip from the earlier intercept in RO05-04.
     DDH CM07-22 cut the Arntfield structure at 393 metres depth where it assayed 5.08g Au/t over 1.0 metre. This intersection is situated approximately 150 metres down-plunge of the RO05-04 intercept.
     These two Cadillac Mining intersections are bracketed by significant drill intercepts in several holes completed between 1986 and 1989. The area of known mineralization measures about 200 metres by 100 metres in plan, and is open to the northeast.
     DDH CM07-23 intersected the Arntfield shear at 580 metres depth, about 200 metres down-dip from the deepest workings of the Arntfield no2 mine. However no economic values were returned.
     Cadillac has completed a digital compilation of its 2005-2007 drilling results, and all available historical Arntfield data. This information will be used to generate a comprehensive 3D model which will facilitate the analysis of all data produced since the early 1930’s.
Target #4 — Arncoeur
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
     On August 2, 2006, one reconnaissance hole CM06-07, was drilled across the western extension on the Arncoeur prospect. Results show a favourable geological environment but no significant analytical values were obtained. Additional work is planned as a follow up to favourable results reported in drilling conducted in the distant past.
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
Rouyn-Noranda –Discovery of VMS Potential:
     On August 22, 2006 Cadillac announced the discovery of a stratiform and stratabound zone of mineralization near the city of Rouyn-Noranda in northwestern Quebec.
     The discovery was made in DDH CM06-10, one of a series of holes designed to test a 24km section of the Cadillac Break for gold and base metals. Mineralisation consists of strongly pyretic sericite schists, interbedded graphitic sediments and zones of semi-massive pyrite associated with narrow cherty beds. The zone was intersected over a core length of 300m, extending from 970m to 1270m, at which depth the hole was abandoned in bad ground. Preliminary samples, taken at random in lengths of 1.0 to 1.5m between 1228m and 1267m depth, yielded elevated values in copper, nickel and zinc, as tabulated below.
     The zone was intersected at a shallow angle to strata and was not completely transected. Consequently, no reliable estimate of true thickness can be made. However this horizon signals a substantial potential for volcanogenic massive sulphide (VMS) mineralization on strike from this intersection.

Sample No	Au(ppm)	Cu (ppm)	Ni (ppm)	Zn (ppm)
58216	5	119	853	342
58219	104	342	500	1537
58220	132	345	220	2918
58221	17	142	1086	325
58223	49	831	1096	1310
58235	61	886	1991	1246
58236	123	522	879	4486
58237	85	713	1608	1545
58246	65	527	1598	2507
     As this discovery is covered by about 700m of cobalt sediments and the horizon does not outcrop, geophysical methods will be employed to determine the strength and orientation of the structure on strike and generate targets for subsequent drilling.
     Cadillac has completed three additional holes to test coincident magnetic-geochemical targets on the Cadillac Break, and three other priority targets are currently being drilled. Two of the completed holes did not intersect significant gold values, but did provide geological information essential to the program. The third, DDH CM06-01, was drilled to test a corridor of strong gold mineralization related to the

Francoeur and Lac Fortune deposits. This hole was lost in bad ground where it intersected the principal trace of the Break at a depth of 1652m. However the final 80cm returned 3.15g/t gold. A follow up drill hole, CM06-17, was collared August 14, to test this zone up dip.
     Five additional exploration holes were completed to test varied targets on unexplored and under explored sectors of the Company’s holdings. Preliminary results do not indicate significant gold mineralization, but much of the analytical data has not yet been received.
     To date about 6700m of drilling has been completed in 14 holes, the first 7 of which were completed on the Richmont option.
     Management is encouraged by results received to date. The geologic environment is more complex than previously thought, but shows potential for both VMS base metal and gold deposits within and associated with the Cadillac Break. Cadillac is moving ahead with two diamond drills to test priority targets in an orderly program that maximizes available resources. The bulk of drilling along the Cadillac corridor is focused on blind anomalies concealed by up to 700m of cover. None of these anomalous zones have been tested in the past.
     On December 19,2006 Cadillac announced that fieldwork for an InfiniTEM Bore Hole Electromagnetic Survey has been completed by Abitibi Geophysique Inc of Val d’Or in DDH CM06-10. This broad mineralized zone was discovered beneath about 700m of uncomfortable younger Proterozoic sediments that have long discouraged exploratory drilling.
     In addition to surveying the bottom 600m of the 1300m hole, an 8.1 line km pilot InfiniTEM surface survey was conducted across a buried ridge striking south east from the drill hole. This feature is one of several cross trend paleo-topographic anomalies identified by advanced mathematical modeling of estimating depth to the Archean basement from aeromagnetic data. Preliminary results for this area suggest that a significant section of favourable basement strata will be well within range of the InfiniTEM surface survey.
     A similar reinterpretation of Cadillac’s airborne magnetic survey covering the full 24 kilometres of its holdings on the Cadillac Break is now in progress. This will help to develop a better understanding of favourable structural and lithological features hidden by the Proterozoic sediments along this segment of the historic 250km long structure.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
     This discussion and analysis of our operating results and financial position for the years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.
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
Operating Results
December 31, 2006 compared to December 31, 2005
Revenue. We had no operating revenue for the fiscal years ended December 31, 2006 or December 31, 2005.
Expenses: Total expenditure in 2006 was CAD $3,105,860 against CAD $571,115 in 2005. The main expenditure was due to increased activity on the Oregon Mineral Sands Project where consultants were hired to design and build the initial processing plant for mineral sands. Furthermore, the increase in expenditure in 2006 was due to expensing of directors’ stock option awards totaling CAD $1,428,085 on options granted to directors which vest immediately during the financial period. The company also incurred management fees of CAD $828,009 following the announcement of a number of key appointments made at subsidiary companies.
Net Profit (Loss): The net profit in 2006 was CAD $2,111,071 against a net loss of CAD $436,240 in 2005. The net profit was principally due to the Company’s conclusion of the sale of its wholly owned subsidiary Oregon Resources Corporation to Industrial Minerals Corporation Ltd. on November 5, 2006 which resulted in a dilution gain on the share exchange transaction of IMC in the amount of CAD $4,995,107
December 31, 2005 compared to December 31, 2004
Revenue. We had no operating revenue for the fiscal years ended December 31, 2005 or December 31, 2004.
Expenses: Total expenditure in 2005 was CAD $571,115 against CAD $573,968 in 2004. Expenditure focused on the Oregon Project with the purchase of production assets and the appointment of consultants to advise the company on the extraction process for mineral sands at Coos Bay, Oregon.
Net Loss: The net loss in fiscal year 2005 decreased to CAD $436,240 from CAD $551,939 in 2004 reflecting the consolidation of CWE as a majority controlled interest and a resultant CAD $53,750 gain by us recorded in the profit and loss statement for the year.
Foreign Currency Exchange Rates
     A significant portion of our business is conducted in the United States dollar. However, we prepare our financial statements and reports in Canadian dollars. Furthermore one of our main majority controlled subsidiaries reports their financial results in Australian dollars. As a result, we are subject to exposure from movements in foreign currency exchange rates. We do not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statement – Note 2. Foreign Currency Translation.

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
B. Liquidity and Capital Resources
     As of December 31, 2006, we had a working capital of CAD $4,477,015 an increase from a deficiency in working capital of CAD $380,417 in 2005. We have relied on the credit facility from Epsom and equity financing to support its operations.
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
     For the year ended December 31, 2007, we believe that we will need significantly less cash to cover administrative costs due to two significant events that have occurred during the last financial year end of the Company. The first event was the sale of 100% of our interest in ORC to Rubirosa Limited, now renamed Industrial Minerals Corporation Ltd and listed on the ASX Exchange. Furthermore, our second subsidiary, CWE, completed its reverse takeover with Eclips Inc. (“Eclips”), a public company listed on the TSX Stock Exchange, which saw Eclips acquire entire share capital of CWE through the issue of Eclips shares to us in exchange. CWE has since been renamed Cadillac Mining Corporation. Both transactions were designed to enable these businesses to operate independently, and to raise their own capital without further recourse to us and is accounted for as a subsidiary entity. We now operate as a resource and specialist mining investment company with the objective of holding significant stakes in mining entities where management believes there represents significant potential for capital appreciation as development of these interests occur.
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
     We also arranged a line of credit with a current maximum credit limit of U.S. $1,000,000, expiring on December 31, 2007 and bearing interest at 8% per annum. The collateral provided for this facility includes the shares held in our subsidiaries. At December 31, 2003, we were able to convert U.S.$ 500,000 of the outstanding debt into 3,094,060 shares. At December 31 2006 we were again able to convert U.S $ 632,895.16 of the outstanding debt into 1,808,272 shares and borrowing on this line of credit has now been significantly reduced to U.S. $108,074.
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
Subsequent Events
     During 2005, the Company completed a private offering of 4,800,000 units at U.S. $0.22 per unit, for total consideration of U.S. $1,056,000. Each unit consisted of one common share and one half (1/2) share purchase warrant. Each two warrant was eligible for exercise at U.S. $0.30 per share on or before February 28, 2007.
On February 28, 2007, all warrants were subsequently exercised by subscribers to this placement raising U.S. $720,000 for the Company.
On June 7, 2005, Martin Wood Associates, consultants to the Company, were offered 100,000 options exercisable at a price of U.S. $0.30. These options were exercised in June 2007.

Dilution of holding in Industrial Minerals Corporation
     During May 2007, Industrial Minerals Corporation (“IMC”) agreed a share placement to raise A $14,000,000. The share placement results in the issuance of 35 million shares at A $0.40 per share. The funds received from the share placement will be applied towards the capital and costs in bringing the Oregon Heavy Mineral Project into production and for additional working capital. This share placement results in RFI’s holding in IMC being reduced from 62.2% to 51.1%.
C. Research and Development, Patents and License, etc.
     In the fiscal years 2006, 2005, and 2004, we did not have any research, development or patent expenses.
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
E. Off Balance Sheet Arrangements
     None.
F. Tabular Disclosure of Contractual Obligations
     None.
G. Safe Harbor
     Certain statements in this Annual Report, including those appearing under this Item 5, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.
     The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels;

capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.
     Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.
     Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following is a list of our directors and officers and a brief description of their experience. There are no family relationships between any officers and directors.

Name	Age	Positions Held	Period
Philip Garratt	56	President and Chief Executive Officer	2004-Present
Michael Brickell	66	Chairman and Director	1995-Present
Cheryl Wilson	63	Vice President and Director	2003-Present
Isaac Moss	54	Director	1991-Present
Nick Plumbridge	45	Director and Officer	2004-Present
     Philip Garratt, President and Chief Executive Officer. Philip Garratt has been our Chief Executive Officer since May 2004. In June 2006, Mr. Garratt was appointed President and a director. He was President and Chief Executive Officer of the Company from 1988 to 1993 During his tenure the Company acquired and developed the Oregon Mineral Sands Project and the Kentucky zinc project. He has abroad international experience in the areas of business development and project finance
     Michael Brickell, Chairman and Director. Michael Brickell was appointed Chairman in June 2006, having previously been our President and a Director since 1995. He is a chartered accountant by profession. He has a background in retail merchandising and marketing. He is a former Vice Chairman and Chief Executive Officer of a national Canadian specialty retail chain and currently serves as Chairman of Cotswold Collections Limited, the Cheltenham, UK based retailer.
     Cheryl Wilson, Vice President and Director. Cheryl Wilson has been our Vice President and Director since September 2003. Cheryl Wilson has over sixteen years experience in the mineral resource industry and a wide range of management experience in banking, law, marketing and corporate development. Cheryl is President of our subsidiary, ORC, and has vast experience on the Oregon Mineral Sands Project where she has been responsible for the overall management and has been a senior officer of ORC since 1990. Cheryl is also an Executive Director of Industrial Minerals Corporation. and is a Director of Dynamex Resource Corporation.
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
B. Compensation
     During our fiscal year ended December 31, 2006, we paid an aggregate of CAD $290,000 in compensation to its directors and officers as a group for services in all capacities for the Company, and CAD $14,056 of office rent expense was paid to one of the directors and officers. An aggregate amount of CAD $Nil was accrued or set aside for pension or retirement plans for officers and directors.
     In addition, Philip Garratt, our Chief Executive Officer, received U.S$170,000 for professional services rendered to the Company in fiscal year ended December 31, 2006.
     Furthermore Mr. Garratt exercised on June 25, 2006, 1,500,000 options that were awarded to him on his appointment as Chief Executive Officer on June 25 2004 at a price of U.S. $0.19. The exercise of these options raised U.S. $285,000 for the Company. In addition on June 8 2006 Mr Garratt was awarded 2,500,000 options exercisable at a price of U.S. $0.35 with an expiry on June 7, 2011.
     On December 29 2006 Mr. Isaac Moss was awarded a further 150,000 options exercisable at a price of U.S. $0.55 with an expiry to December 28, 2011.
Directors’ Compensation
     For fiscal year ended December 31, 2006, Ms. Cheryl Wilson receives U.S. $120,000 per annum plus expenses as our Vice President and President of our operating subsidiaries ORC and Dynamex.
     Isaac Moss and Nicholas Plumbridge did not receive compensation in fiscal year ended December 31, 2006.

Executive Compensation
     The following table sets forth the aggregate cash compensation paid for the past fiscal year.
SUMMARY COMPENSATION TABLE

				Long Term Compensation
	Annual Compensation			Awards		Payouts
					Securities
		Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Name and	Fiscal	compensation	Compensation	Stock	Options (#)	Payouts	Compensation
Principal position	Year	(CAD$)	(CAD$)	Award(s)	(Note E)	(CAD$)	(CAD$)
Philip Garratt,	2006	$197,200			2,500,000
President and Chief Executive Officer

Michael Brickell,	2006	—	—	—	400,000	—	—
Chairman and Director

Cheryl Wilson,	2006	$139,200			500,000
Director and Vice President(1)

Isaac Moss,	2006	—			300,000
Director

Nicholas Plumbridge,	2006	—			250,000
Director and Officer

(1)	Includes compensation for serving as Vice President and President of our operating subsidiaries ORC and Dynamex, respectively.
C. Board Practices
     Our directors serve a one-year term and are elected at the Annual General Meeting of shareholders. At the last Annual General Meeting, held on December 29, 2006, the shareholders re-elected Michael Brickell, Cheryl Wilson, Isaac Moss and Nicholas Plumbridge as Directors. Our officers are elected by the Board and serve at the pleasure of the Board. We have no contracts with any of our directors that provide for payments upon termination. We have a separate audit and compensation committee. Isaac Moss and Michael Brickell are members of the compensation committee. Isaac Moss is the sole member of the audit committee.
D. Employees
     We have two full-time and no part-time employees. One of our employees, being also a director and officer, is employed in Oregon by Industrial Minerals Corporation, and Dynamex. The other employee is one of our officers and is employed by us pursuant to the terms of a certain service agreement.

E. Share Ownership
     The following table sets out the share ownership of the directors and officers of the Company as of June 10, 2007.

Name of Beneficial Owner	Number of Shares	Percent
Philip Garratt	2,321,935	5.3
Michael Brickell	—
Cheryl Wilson	—
Isaac Moss	—
Nick Plumbridge	72,300	0.17
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
     On June 8, 2005, Cheryl Wilson was awarded a further 250,000 options exercisable at an exercise price of U.S. $ 0.30 until June 7, 2010.
     On June 8, 2005, Martin Wood Associates, Independent Financial Advisors to us were awarded 100,000 options exercisable at an exercise price of U.S. $0.30 until June 6, 2007 for services rendered with regard our private placement on May 19, 2005. These options were subsequently exercised in March 2007.
     On June 8 2006 Mr Garratt was awarded 2,500,000 options exercisable at a price of US$0.35 with an expiry on June 7, 2011.
     On December 29 2006 Mr Isaac Moss was awarded a further 150,000 options exercisable at a price of US$0.55 with an expiry to December 28, 2011.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.
     To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at June 10, 2007 concerning the ownership of the Company’s Common Shares as to each person known by the directors and senior officers, bases solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s Common Shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	RAB Special Situation (Master) Fund Limited	4,500,000	11%
Common Shares	All the Officers and Directors of the Company	2,394,235	5.5%
     All of the Company’s Common Shares carry the same voting rights and the Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.
     As of June 10, 2007, there were 39 record holders in the United States holding 51% of the Company’s outstanding Common Shares representing approximately 54% of the total shareholders. The Company’s Common Shares is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, Canada, the registrar and transfer agent for the Common Shares.
B. Related Party Transactions
     Related party transactions recorded during the fiscal year ended December 31, 2007 are as follows:
•	During the fiscal year, salaries and benefits of $107,181 (2005 — $93,840; 2004 — $93,579) were paid to Cheryl Wilson, one of our directors, which was recorded as part of exploration costs.

•	During the year, office rent expenses of $10,878 (2005 — $14,056; 2004 - $15,618) were paid to, Cheryl Wilson, one of our directors.

•	During the year, management fees of $91,408 (2005 — $117,937; 2004 — $93,214) were paid to Philip Garratt, our Chief Executive Officer.
     These amounts were incurred in the ordinary course of business, are non-interest bearing, and unsecured. The shareholders have agreed that payment will not be demanded in the coming year.
     As at fiscal year end, accounts payable included $NIL (2005 — $1,243; 2004 — $NIL) due to Michael Brickell, our President and also a director, for expenses incurred on our behalf. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.
     As at fiscal year end, accounts payable included $169,341 (2005 — $37,384; 2004 — $64,869) due to Philip Garratt, our Chief Executive Officer for expenses incurred on our behalf. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.
     As at fiscal year end, accounts payable included $3,196 (2005 — $1,243; 2004 — $NIL) due to the president and director of the Company for expenses incurred on behalf of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.
     A management fee of $34,198 was outstanding by the Company’s subsidiary, Oregon Resources Corporation.
     As at December 31, 2005, management fees of $120,000 were owing to two major shareholders of CWE, one of which is a director and officer of CWE.

C. Interest of Expert and Counsel.
     Not applicable.
ITEM 8. FINANCIAL STATEMENTS
A. Consolidated Statements and Other Financial Information
     Our following financial information is attached to this Annual Report:
•	Auditors’ Report

•	Consolidated Balance Sheets as at December 31, 2006 and 2005

•	Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, and cumulative for the period from October 16, 1978 (inception) to December 31, 2006

•	Consolidated Statements of Shareholders’ Equity (Deficiency) deficit for the years ended December 31, 2006, 2005 and 2004

•	Consolidated Statements of cash flows for the years ended December 31, 2006, 2005 and 2004, and cumulative for the period from October 16, 1978 (inception) to December 31, 2005

•	Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2006 and 2005

•	Notes to Consolidated Financial Statements
Dividend Policy
     We have never paid any dividends and does not intend to in the near future.
B. Significant Changes
     None.
ITEM 9. THE OFFER AND LISTING
A. Price History of Shares
     Our Common Shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol RFIVF.
     Our Common Shares were previously traded on the TSX Venture Exchange, formerly the Vancouver Stock Exchange (“VSE”), in British Columbia, Canada. On January 6, 1999, we voluntarily delisted from the VSE exchange following approval of the NASD in December 1998 to enable our shares to be traded on the NASD OTC Bulletin Board under the symbol “RFIVF”. Prior to delisting from the VSE trading in our shares was halted following a cease trade order placed on us on May 6, 1998 by the British Columbia Securities Commission (“BCSC”) following the late filing of the audited annual statements for October 1997. This order was later revoked by the BCSC on July 10, 1998. However, we were unable to remove the trading halt on the shares on the VSE as wet did not meet the new minimum filing requirements for reporting issuers. This trading halt was not lifted due to the fact that we did not comply with or meet the regulators filing requirements. Ultimately, we obtained a partial lifting of the cease trade order to allow it to satisfy the filing requirements to apply for Non Reporting Issuer status in this jurisdiction. On August 15, 2001, the BCSC granted orders deeming us to have ceased to be a reporting issuer and removing the cease trade order.
     The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	OTC Bulletin Board
	(United States Dollars)
Period	High	Low
May 2007	0.53	0.45
April 2007	0.64	0.53
March 2007	0.79	0.53
February 2007	1.01	0.43
January 2007	0.60	0.45
December 2006	0.60	0.52

2006	High	Low
Fourth Quarter ended December 31, 2006	0.60	0.36
Third Quarter ended September 30, 2006	0.36	0.28
Second Quarter ended June 30, 2006	0.33	0.26
First Quarter ended March 31, 2006	0.32	0.17

2005	High	Low
Fourth Quarter ended December 31, 2005	0.21	0.15
Third Quarter ended September 30, 2005	0.23	0.16
Second Quarter ended June 30, 2005	0.35	0.23
First Quarter ended March 31, 2005	0.27	0.23

	High	Low
2005 Annual	0.35	0.15
2004 Annual	0.35	0.13
2003 Annual	0.37	0.04
2002 Annual	0.16	0.03
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
C. Material Contracts
     On July 10 2006, the Company announced the closing of the reverse takeover of its subsidiary Cadillac West Explorations, Inc. by Eclips Inc., Cadillac West Explorations, Inc. will continue its operations under the new name of Cadillac Mining Corporation and is now listed on the TSX market in Vancouver. Following this takeover and a further private placement to provide initial funding, Cadillac will have

23,873,132 shares outstanding, with the Company will own approximately 27.82%. The Company also own a further 1.44 million share warrants, exercisable to 30th November 2008 at CAD$ 0.24 a share. The shares and warrants owned by the Company are the subject of an escrow agreement, which will permit the Company full voting rights but limited liquidity through the release in stages over three years.
     On November 6 2006, the Company concluded the sale of its wholly owned subsidiary Oregon Resources Corporation (“ORC”) to Industrial Minerals Corporation Ltd. (“IMC”, formerly Rubirosa Limited). In total, 100 million shares were issued to the Company comprising 70 million ordinary shares and a further 30 million ordinary shares with a performance criteria. This represents approximately 62.2% ownership interest in IMC at the time of the closing. The hurdle is the achievement by ORC as recorded in its audited accounts for the financial year ending 31st December 2008 of net profit after tax of AUD $5,000,000. In the event that this hurdle is not achieved, these shares will be cancelled or bought back by Industrial Minerals Corporation.
     We entered into an asset purchase agreement with Mineral Recovery Systems, Inc. dated as of May 19, 2005, to purchase the Camden pilot plant for production for mineral concentrate from Oregon heavy mineral sands. The purchase price for the pilot plant was U.S. $215,000.
     We entered into an agreement (the “CWE Agreement”) with Victor Erickson and Andre Audet (“Erickson and Audet”) on June 3, 2004 to take assignment of 282 mineral claims comprising of approximately 9,450 hectares in Beauchastel and Dasserat Townships in the province of Quebec. Erickson and Audet have also signed an agreement with Richmont Mines Inc. of Rouyn-Noranda, Quebec pursuant to which Erickson and Audet, or their assignee, has a right to earn a 50% interest in two separate options in 77 claims covering approximately 2,185 hectares in Beauchastel and Dasserat Townships (the “Richmont Agreement”). Under the CWE Agreement with Erickson and Audet, the Erickson and Audet claims and the Richmont Agreement will be transferred to a newly incorporated company in the province of British Columbia called Cadillac West Explorations, Inc. As consideration for the assignment, Erikson and Audet will receive up to a total of 4,000,000 Common Shares of CWE, in addition to a royalty on production from any of the Erickson and Audet claims. We agreed to fund up to U.S. $1,000,000 to CWE. The CWE Agreement was subsequently amended on February 7, 2005. We, as majority shareholder in CWE, advanced $700,000 to CWE. During fiscal year ended December 31, 2005, this was converted into Common Shares of CWE at $0.10 per share for a total of 7,000,000 shares of CWE. In addition 1,400,000 share purchase warrants were granted as part of the consideration. Each share purchase warrant can be exercised for $0.25 per share of CWE until November 30, 2008.
     During 2005, CWE completed a private placement comprising of 600,000 special warrants which were issued at CAD $0.20 per special warrant. Each warrant converts to one share at the earliest of twelve months from the date of issuance or the fifth business day after a final receipt is issued by applicable securities in respect of a prospectus qualifying the conversion.
     On October 30 2005, CWE agreed to convert CAD $70,000 of debt owed to us into 350,000 shares of CWE at CAD $0.20 each. Therefore, at fiscal year ended December 31, 2006, we are the majority controlled owner of 7,566,986 shares in CWE, which represents a 27.82% interest.
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

     We entered into a service agreement with Philip Garratt dated May 17, 2004, pursuant to which we retained Philip Garratt as our Chief Executive Officer until May 17, 2005. The service contract was renewed for a further twelve months and most recently renewed for an additional twelve months. The principal terms of the contract are that Philip Garratt is paid a basic fee for the contract period of U.S. $100,000. Mr Garratt has since been retained by the Company as President and Chief Executive Officer and on June 8th 2006 he was awarded 2,500,000 options exercisable at a price of U.S. $0.35 with an expiry to 7th June 2011.
     We entered into a Letter Agreement with Boyce Moodie III dated November 3, 2006 which constitutes the principle terms and conditions of a Final Agreement between the parties which supersedes all previous agreements excepting the terms of non-compete and confidentiality. The principle terms of the agreement are that Moodie receives $6,000 cash, 110,000 shares of the common stock of the Company, and $3,000 paid semi-annually beginning July 1, 2007 until a Bonus Payment of $100,000 is paid to Moodie. The Bonus Payment is determined upon the Company reaching a production decision defined as the point in time when the Company determines through a comprehensive feasibility study that certain of the controlled property may be placed into commercial production. The Company may, at its sole discretion, make the bonus payment at any time prior to December 31, 2012, and specifically undertakes to make the bonus payment if it enters into a “farm out” agreement with a third party for the future development of the project.
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
Material United States Federal Income Tax Consequences
     The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares (“U.S. Investor”). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service (“IRS”) that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:
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
     In addition, this summary is generally limited to persons holding Common Shares as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.
Dividends
     For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your Common Shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the Common Shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to Common Shares generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Common Shares, which is generally available for dividends paid by U.S. corporations.
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
Dispositions of Common shares
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
Special United States Federal Income Tax Considerations
     Passive Foreign Investment Company. We have not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and we believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation (“CFC”), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

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
     Alternatively, a U.S. Investor of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Investor makes a mark-to-market election for the Common Shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares. A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years. Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares is treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. A U.S. Investor’s basis in the Common Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.
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
ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.
F. Dividends and Paying Agents

     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We file Annual Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the SEC’s website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.
     Our Common Shares are listed on the Over-The-Counter Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.
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
     The following table sets forth the percentage of our administrative expense by currency for the years ended December 31, 2006 and 2005.

By Currency

	2005	2006
Canadian Dollar	58.7%	76.3%

U.S. Dollar	36.3%	19.3%

Euro	0.8%	0%

Swiss Franc	4.2%	4.4%

Total	100%	100%
     Such administrative expense by currency may change from time to time. Further, we incurred consulting and administrative costs of CAD $571,115 and CAD $3,105,860 for the years ended December 31, 2005 and 2006, respectively, all of which were paid in various currencies as indicated above.
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
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
Part II
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES

     As of the end of our fiscal year ended December 31, 2006, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
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
Changes in Internal Control Over Financial Reporting:
     During the fiscal year ended December 31, 2006, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     There are currently three members on the Audit Committee. There are no independent directors on the Audit Committee. The Board has not yet determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.
ITEM 16B. CODE OF ETHICS
     We have adopted a “code of ethics” (as that term is defined in Form 20-F) (the “Code of Ethics”) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.
     Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The independent auditor for the last fiscal year was Ernst and Young, Chartered Accountants. The prior auditor for the last three fiscal years were Staley, Okada & Partners, Chartered Accountants.
Audit Fees
     The aggregate fees billed by Ernst and Young for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2006 was a provision incurred of CAD $55,000.
Audit-Related Fees

     The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2005 were nil and December 31, 2006 was nil.
Tax Fees
     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2005 was nil and December 31, 2006 was nil.
All Other Fees
     The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2005 was nil and December 31, 2006 was nil.
     The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.
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
     The following Financial Statements pertaining to us are filed as part of this Annual Report:
     Auditors’ Report
     Consolidated Balance Sheets as at December 31, 2006 and 2005
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, and cumulative for the period from October 16, 1978 (inception) to December 31, 2006
Consolidated Statements of Shareholders’ Equity (Deficiency) deficit for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of cash flows for the years ended December 31, 2006, 2005 and 2004, and cumulative for the period from October 16, 1978 (inception) to December 31, 2005
Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2006 and 2005
     Notes to Consolidated Financial Statements
ITEM 18. FINANCIAL STATEMENTS
     See Item 17.
ITEM 19. EXHIBITS

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd*

1.2	Articles of Resource Finance & Investment Ltd. *

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998*

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 12, 2002*

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 *

4.4	Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 3, 2004*

4.5	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004*

4.6	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005*

4.7	Letter of Intent between Eclips Inc. and Resource Finance & Investment Ltd. dated November 28, 2005*

4.8	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005*

4.9	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005*

Exhibit Number	Name
4.10	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005*

4.11	Letter of Renewal of Service Agreement with Philip Garratt dated June 28, 2005*

4.12	Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated January 31, 2006*

4.13	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated February 22, 2006*

4.14	Amendment to Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated April 20, 2006*

4.15	Agreement between Rubirosa Limited and Resource Finance & Investment Ltd. dated April 11, 2006*

4.16	Loan Agreement between Rubirosa Limited and Oregon Resources Corporation Inc. dated May 12, 2006*

4.17	Guarantee by Resource Finance & Investment Ltd. dated May 12, 2006*

4.18	Letter of Agreement between Resource Finance & Investment Ltd. And Boyce Moodie III dated November 3, 2006.

11.1	Code of Business and Ethics*

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1	Certificate under Section 906

*	Previously Filed.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual on its behalf.

Dated: July 13, 2007	RESOURCE FINANCE & INVESTMENT LTD
	By:	/s/ Philip Garrat
Philip Garratt, President

RESOURCE FINANCE & INVESTMENT LTD.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 2006 and 2005

Contents

Page
Auditors’ Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Shareholders’ Equity	4

Consolidated Statements of Cash Flows	5-7

Consolidated Schedules of Mineral Property Costs	8

Notes to the Consolidated Financial Statements	9-34

Report of Independent Auditors
To the Shareholders of Resource Finance & Investment Ltd.:
We have audited the consolidated balance sheet of Resource Finance & Investment Ltd. (an Exploration Stage Company) (the “Company”) as at December 31, 2006 and the consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.
The financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 22, 2006 and April 21, 2006, and their Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference.
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 12, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, BC July 12, 2007
Chartered Accountants

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

December 31	2006	2005
Assets

Current
Cash and cash equivalents	$5,881,595	$50,355
Prepaid expenses	93,831	2,700
Accounts receivable	97,591	234

	6,073,017	53,289

Property, plant and equipment (Note 3)	2,462,982	2,693
Construction in progress (Note 3)	493,917	625,775
Mineral property costs (Note 4)	1,310,963	1,860,866
Exploration advances (Note 4)	—	200,000
Investment in Cadillac Mining Corporation (Note 9)	964,491	—

	$11,305,370	$2,742,623

Liabilities
Current
Accounts payable (Note8)	$1,134,195	$400,600
Accrued liabilities	218,330	33,106
Current portion of loans payable (Note 5)	243,477	—

	1,596,002	433,706

Loan payable (Note 5)	—	483,119
Due to related parties (Note 8)	—	120,000
Non-controlling interest (Notes 9 and 10)	3,347,276	277,360
Future income tax liabilities (Note 7)	132,252	—

	5,075,530	1,314,185
Going concern (Note 1)

Shareholders’ Equity
Capital stock (Note 6)
Authorized:
120,000,000 common shares with a par value of US$0.001
Issued and allotted: (Note 6)
39,265,097 (2005 – 35,956,825) shares	42,967	39,298
Contributed surplus	15,439,617	12,995,617
Cumulative translation adjustment	199,488	(43,174)
Deficit accumulated during the exploration stage	(9,452,232)	(11,563,303)

	6,229,840	1,428,438

	$11,305,370	$2,742,623

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

				For the Period
				from October 16
				1978
	For the Year	For the Year	For the Year	(inception) to
	Ended	Ended	Ended	December 31
	December 31	December 31	December 31	2006
	2006	2005	2004	(Unaudited)

Expenses
Consulting services	$280,253	$231,429	$145,782	$1,813,971
Depreciation (Note 3)	15,198	711	973	78,661
Travel, insurance and expenses	85,147	77,078	42,960	528,088
Interest	54,133	17,934	17,195	293,244
Licenses, dues and taxes	8,151	—	—	78,846
Stock-based compensation (Note 6)	1,428,085	14,946	247,759	1,869,118
Management services	384,954	—	—	887,598
Office, stationery and sundry	135,521	11,293	23,386	560,190
Professional fees	554,713	137,596	32,298	1,337,068
Rent (Note 8)	30,497	18,855	15,581	236,248
Salaries and benefits	90,489	4,695	—	339,544
Shareholder, listing and public relations	38,719	56,578	48,034	521,290

Loss before other income (expense)	(3,105,860)	(571,115)	(573,968)	(8,543,866)

Other income (expense)
Interest income (expense)	83,958	(13,772)	22,029	337,198
Administrative fees	—	40,000	—	40,000
Equity loss in Cadillac Mining Corporation (Note 9 )	(51,860)	—	—	(51,860)
Gain on forgiveness of debt	—	35,000	—	35,000
Dilution gain on Cadillac Mining Corporation (Note 9)	405,361	53,750	—	459,111
Dilution gain on Industrial Minerals Corporation (Note 10)	4,995,107			4,995,107
Gain on sale of marketable securities	—	—	—	18,662
Write-down of mineral property costs	—	—	—	(6,663,112)
Write-down of payables and accruals	—	—	—	127,266
Non-controlling interest	(83,383)	19,897	—	(63,486)

Income (loss) before income taxes	2,243,323	(436,240)	(551,939)	(9,309,980)
Income taxes	—	—	—	(10,000)
Future income tax expense (Note 7)	(132,252)			(132,252)

Net Income (loss)	$2,111,071	$(436,240)	$(551,939)	$(9,452,232)

Weighted average number of common shares outstanding	36,125,123	32,304,222	27,556,825

Income (loss) per common share – basic and fully diluted	$0.06	$(0.01)	$(0.02)
See accompanying notes to the consolidated financial statements

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common			Cumulative
	Shares		Contributed	Translation	Accumulated
	Number	Amount	Surplus	Adjustment	Deficit	TOTAL

Balance-December 31, 2003	27,556,825	28,579	10,710,096	—	(10,575,124)	163,551
Stock-based compensation (Note 6)	—	—	247,759	—	—	247,759
Loss for the year	—	—	—	—	(551,939)	(551,939)
Private Placement	3,600,000	4,674	794,744	—	—	799,418

Balance-December 31, 2004	31,156,825	33,253	11,752,599		(11,127,063)	658,789

Stock based Compensation	—	—	83,637	—	—	83,637
Loss for the year	—	—	—	—	(436,240)	(436,240)
Share Issuance costs	—	—	(161,179)	—	—	(161,179)
Private Placement	4,800,000	6,045	1,320,560	—	—	1,326,605
Cumulative translation Adjustment	—	—	—	(43,174)	—	(43,174)

Balance-December 31, 2005	35,956,825	39,298	12,995,617	(43,174)	(11,563,303)	1,428,438

Stock-Option Exercise (Note 6)	1,500,000	1,653	312,491	—	—	314,144
Stock-based Compensation (Note 6)	—	—	1,428,085	—	—	1,428,085
Income for the year	—	—	—	—	2,111,071	2,111,071
Shares issued in settlement of debt (Note 6)	1,808,272	2,016	703,424	—	—	705,440
Cumulative translation adjustment	—	—	—	242,662	—	242,662

Balance-December 31, 2006	39,265,097	42,967	15,439,617	199,488	(9,452,232)	6,229,840

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				For the Period
				from October 16
				1978
	For the Year	For the Year	For the Year	(inception) to
	Ended	Ended	Ended	December 31
	December 31	December 31	December 31	2006
Cash derived from (applied to)	2006	2005	2004	(Unaudited)

Operating
Net income (loss)	$2,111,071	$(436,240)	$(551,939)	$(9,452,232)
Depreciation	15,198	711	973	78,671
Stock-based compensation	1,428,085	14,946	247,759	1,869,118
Future income taxes	132,252			132,252
Gain on sale of marketable securities	—	—	—	(18,662)
Write-down of mineral property costs	—	—	—	6,676,751
Non-controlling interest in earnings of subsidiary	83,383	(19,897)	—	63,486
Gain on forgiveness of debt		(35,000)	—	(35,000)
Dilution gain on Cadillac Mining Corporation	(405,361)	(53,750)	—	(459,111)
Dilution gain on Industry Mineral Corporation	(4,995,107)			(4,995,107)
Equity loss in Cadillac Mining Corporation	51,860			51,860
Changes in non-cash operating working capital Prepaid expenses	(91,131)	25,800	(28,500)	(93,831)
Accounts receivable	(95,630)	(234)	—	(95,864)
Accrued liabilities	185,224	(33,299)	46,605	227,048
Accounts payable	157,823			198,775

	(1,422,332)	(536,963)	(285,102)	(5,851,845)

Investing
Proceeds on sale of interests in mineral properties	—	—	—	797,802
Proceeds on sale of marketable securities	—	—	—	98,662
Mineral property costs	—	(153,918)	(253,321)	(6,116,725)
Exploration advances	644,096	(200,000)	—	(444,096)
Acquisition of mineral properties	—	—	—	(1,703,857)
Acquisition of property, plant and equipment	(1,833,508)	(437,032)	—	(2,410,284)
Acquisition related to construction in progress	(493,917)	—	—	(493,917)
Proceeds on sale of property, plant and equipment	—	—	—	75,098
Investment in Cadillac West Explorations Inc.	—	(349,503)	(420,497)	(770,000)
Cash disposed upon deconsolidation of Cadillac Mining Corporation	(2,461,545)	—	—	(2,461,545)
Accounts payable related to property, plant and equipment	756,563	—	—	756,563
Cash acquired on purchase of Cadillac West Explorations Inc.	—	15,863	—	15,863

	(3,388,311)	(1,124,590)	(673,818)	(11,768,244)

Financing
Issue of RFI common shares for cash, net of issue costs	314,145	1,165,426	799,418	11,479,705
Issue of CMC common shares for cash, net of issue costs	2,497,863	—	—	2,497,863
Share issuance of Industrial Minerals Corporation	7,203,051	—	—	7,203,051
Loan payable	465,798	306,802	164,530	1,614,067

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Continued)

				For the Period
				from October 16
				1978
	For the Year	For the Year	For the Year	(inception) to
	Ended	Ended	Ended	December 31
	December 31	December 31	December 31	2006
Cash derived from (applied to)	2006	2005	2004	(Unaudited)

Due to related party	(120,000)	155,000	—	35,000
Special warrants of Cadillac West Explorations Inc.	—	120,000	—	120,000

	10,360,857	1,747,228	963,948	23,263,831

Currency Translation adjustment	281,026	(43,173)	—	237,853
Increase (decrease) in cash	5,831,240	42,502	5,028	—
Cash and cash equivalents, beginning of period	50,355	7,853	2,825	—

Cash and cash equivalents, end of period	$5,881,595	$50,355	$7,853	$5,881,595

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows (Continued)
(Expressed in Canadian Dollars)

				For the Period
				from October 16
				1978
	For the Year	For the Year	For the Year	(inception) to
	Ended	Ended	Ended	December 31
	December 31	December 31	December 31	2006
	2006	2005	2004	(Unaudited)

Non-cash investing and financing transactions
Pilot plant expenditures included in accounts payable	$—	$188,418	$—	$188,418

Exploration expenditures included in accounts payable	$57,453	$33,436	$(6,281)	$85,683

Acquisition (disposal) of non – cash assets and liabilities of Cadillac West Explorations Inc.:
Property, plant and equipment	$(1,406)	$1,835	$—	$429
Exploration advances	$(161,932)	—	—	(161,932)
Mineral properties	$(1,159,257)	$1,112,374	$—	$(46,883)
Non-cash working capital	$(574,045)	$41,565	$—	$(532,480)
Due to related party	$—	$96,256	$—	$96,256

Marketable securities received on the sale of interest in resource property	$—	$—	$—	$80,000

Stock-based compensation included in mineral property costs	$—	$68,691	$—	$188,015

Stock-based compensation included in expenses	$1,428,085	$14,946	$247,759	$1,869,118

Common shares issued in exchange for mineral properties	$—	$—	$—	$200,000

Common shares issued in payment of agents’ fees	$—	$—	$—	$71,500

Common shares issued on settlement of debt	$703,423	$—	$—	$1,368,573
See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
(Expressed in Canadian Dollars)

December 31	2006	2005

Cadillac West Project, Quebec, Canada
Acquisition costs
Acquisition of Cadillac West Explorations Inc. properties	$181,598	$1,112,374
Staking Fees	—	611

	181,598	1,112,985

Exploration costs
Consulting fees (recovery)	—	(121)
Filing fees	—	97
Sample analysis (recovery)	—	(439)

	—	(463)

Opening balance Exploration Costs
Less Mineral Exploration Tax credits received	—	(134,863)

Total	181,598	977,659

Shawnee Project, Kentucky, U.S.A.
Acquisition costs
Mineral lease payments	16,006	15,598

	16,006	15,598

Exploration costs
Consulting	48,162	—
Salaries and wages	—	—

	48,162	—

Total	64,168	15,598

Industrial Minerals Corporation (inc ORC Project, Oregon, U.S.A.)
Acquisition costs
Acquisition of Oregon Resources Corporation Inc. properties	—
Mineral lease payments	42,727	7,475
Royalty payment	—	—

	42,727	7,475

Exploration costs
Salaries and wages	—	86,144
Salaries and wages – stock-based compensation	—	68,691
Consulting	138,314	224,874
Sample analysis	250,292	—

	388,606	379,709

Total	431,333	387,184

Costs for the year	677,099	1,380,441
Deconsolidation of Cadillac Mining Corporation (note 9)	(1,159,257)	—
Balance – Beginning of year	1,860,866	492,447
Foreign currency translation adjustment	(67,745)	(12,022)

Balance – End of Year	$1,310,963	$1,860,866

See accompanying notes to the consolidated financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
1. Operations and Going Concern Uncertainty
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
During 2000, management determined that the Company would no longer pursue its resource business and instead switched the Company’s focus to that of the maintenance of existing leases and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the Company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In 2004 to 2006, the focus of the Company has been its Oregon mineral sands project, where the Company is presently conducting sample analysis, building a pilot plant and investigating exploration and pre development opportunities for the extraction of approximately 2,598 acres of terraced mineral sands properties near Coos Bay in South West Oregon. In addition, the Company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. These represent the main activities of the Company as a business concern.
These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.
The Company has incurred significant losses and negative cash flow from operations since inception. The Company’s ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. Management intends to raise further financing in the future by private share placements, through the exercise of existing warrants and options and by utilising the US$1,000,000 line of credit available (Note 5). There can be no assurance that future private share placements can be successfully concluded.
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
2. Summary of Significant Accounting Policies
The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 14.
Basis of Presentation
This summary of significant accounting policies is presented to assist understanding of the Company’s financial statements. The consolidated financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity. These accounting policies conform to Canadian generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (Continued)
Basis of Consolidation (Continued)
The consolidated financial statements for the year ended December 31, 2005 include the accounts of Resource Finance & Investment Ltd. (“RFI”), its wholly owned U.S.A. subsidiaries; Oregon Resources Corporation (“ORC”) and Dynamex Resources Corporation (“DYN”), as well as its Canadian subsidiary, Cadillac West Explorations Inc. (“CWE”) where it owned 59.51%.
On May 31, 2006, Cadillac West Exploration completed a share exchange transaction which constituted a reverse takeover with Cadillac Mining Corporation (“CMC”) (formerly Eclips Inc.). As at December 31, 2006, RFI owns approximately 27.82% of CMC (See Note 9).
On November 6, 2006, Oregon Resources Corporation completed a share exchange transaction which constituted a reverse take over with Industrial Minerals Corporation (“IDM”)(formerly Rubirosa Limited). As at December 31, 2006, RFI owns approximately 62.26% of IDM (see Note 10).
The consolidated financial statements for the year ended December 31, 2006 include the accounts of RFI, and its investments in IDM, and its wholly owned subsidiary DYN. CMC was changed to the equity method of accounting on May 31, 2006 (Note 9).
All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation or purchase by RFI.
Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly upon settlement, actual results could differ from those estimates.
Equity Investments
The investment in Cadillac Mining Corporation is accounted for on an equity basis (see Note 9).

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (Continued)
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
The recorded costs do not necessarily reflect present or future values of the mineral properties. When the Company acquires or disposes of a property subject to an option agreement; the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed
Stock-Based Compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method in accordance with CICA Handbook section 3870, Stock Based Compensation and Other Stock Based Payments, and related interpretations in accounting for stock based compensation awards to employees, directors, and non employees. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.
Cash and Cash Equivalents
Cash and cash equivalents consists of cash on hand, balances with banks and highly liquid temporary money market instruments with original maturities of ninety days or less

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (Continued)
Property, Plant and Equipment, and Depreciation and Construction in Progress
Property, plant and equipment are valued at cost less accumulated depreciation. Property, plant and equipment are depreciated over their estimated useful lives at the following rates and methods:
•	Land — No depreciation incurred

•	Motor Vehicles — straight line over 5 years

•	Computer equipment — 30% declining balance.

•	Software Equipment — straight line over 5 years
One-half of the above rate is applied in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.
Construction in Progress
Construction in progress represents the costs associated with the construction in Oregon of a mineral sands processing plant. The completion of this plant is scheduled for September 2008.
•	Construction in Progress – units of production over economic reserves
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
There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented. Currently, the Company has no asset retirement obligations
Income Taxes
Income taxes are accounted for using the liability method of tax allocation. Under this method, future income tax assets and liabilities are recognized for their tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.
The effect on deferred taxes for a change in tax rates is recognised in income in the period that includes the enactment. In addition, deferred tax assets are recognised to the extent their realisation is more likely than not.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (Continued)
Foreign Currency Translation
The reporting currency of Resource Finance is the Canadian dollar. The functional currency for Dynamex Corporation is the US dollar, Industrial Minerals Corporation is the Australian dollar, Oregon Resources Corporation is the US dollar, and Cadillac Mining Corporation is the Canadian dollar.
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
Translation adjustments resulting from translation of balances from functional to reporting currency are accumulated as a separate component of shareholders’ equity as a component of cumulative foreign currency translation adjustment. Upon sale or liquidation of the net investment in the foreign entity to which the cumulative translation adjustment relates, the amount deferred will be recognized in income. Transaction amounts denominated in foreign currencies are translated in the functional currencies at exchange rates prevailing at their transaction dated.
Financial Instruments
The Company has various financial instruments including cash and cash equivalents, accounts receivable, accounts payable, loans payable and balances due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximates their fair value.
Loss per Common Share
Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
2. Summary of Significant Accounting Policies (Continued)
Share Capital
The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.
Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.
Comparative Figures
Certain figures for the previous year have been reclassified to conform with the current year’s consolidated financial statement presentation.
3. Property, Plant and Equipment and Construction in Progress

	2006	2005
Land	$1,229,008	$—
Pilot plant	1,068,050	—
Motor Vehicles	88,761	—
Computer equipment	47,278	2,693
Software equipment	26,885	—

Property,plant and equipment	$2,459,982	$2,693

Construction in progress	$493,917	$625,775

Details are as follows:
Amortization expense totalled $15,198, $711 and $973 for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.
On August 1, 2006, Oregon Resources Corporation (“ORC”), concluded a lease agreement and option to purchase with Teck Cominco American Inc. 28.44 acres at Coos Bay in Oregon, USA. The agreement is for a period of twelve months with a monthly payment of US$25,000 and a security deposit of US$250,000. In the agreement, Teck Cominco granted to ORC the right to purchase the property for a price of US$1,000,000 within two years. Under this agreement, any balance of the security deposit held by Teck Cominco as of the closing under the purchase and sale agreement, as well as all monthly base payments shall be credited to the purchase price. To date US$350,000 has been paid with US$650,000 remaining to be paid. The land is recorded at its purchase price in the assets of ORC.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
4. Mineral Property Costs
The Company has mineral leases in Oregon through its majority controlled interest in IDM, in Kentucky through DYN and in Quebec through its equity investment in CMC. The Company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.
On November 1, 2005, an agreement was signed between Richmont Mines Inc and Cadillac Mining whereby CMC may earn a 50% interest in the Norcoeur and Lac Fortune Properties. To earn a 50% interest, CMC had to incur minimum expenditure of $500,000 on either property by May 22, 2006. $200,000 was held on deposit with a third party whilst exploration work was in progress as at December 2005. During 2006, this deposit was utilised on project expenditure as part of this agreement.
Shawnee Project, Kentucky, U.S.A
As at December 31, 2005, DYN was current on its active Kentucky leases. As at December 31, 2006, DYN made the annual lease payments on the Kentucky project of approximately US$18,971 (2005 – US$18,971) to maintain the current leases.
Details of deferred mineral property costs are as follows:

				Total
	Acquisition	Exploration	Deconsolidation	2006

Oregon Project, Oregon, USA	$189,678	$872,531	$—	$1,062,209
Shawnee Project, Kentucky, USA	59,642	268,879	—	328,521
Cadillac West Project, Quebec, Canada (note 9)	1,294,583	(135,326)	(1,159,257)	—
Foreign currency translation adjustment	(56,100)	(23,667)	—	(79,767)

	$1,487,803	$982,417	$(1,159,257)	$1,310,963

			Total
	Acquisition	Exploration	2005

Oregon Project, Oregon, USA	$146,951	$483,925	$630,876
Shawnee Project, Kentucky, USA	43,636	220,717	264,353
Cadillac West Project, Quebec, Canada	1,112,985	(135,326)	977,659
Foreign currency translation adjustment	(5,522)	(6,500)	(12,022)

	$1,298,050	$562,816	$1,860,866

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
5. Loan Payable

	December 31, 2006	December 31, 2005
Epsom Loan Facility (a)	220,627	483,119
Bank Loan (b)	22,850	—
TOTAL	243,477	483,119

(a)	As at December 31, 2006, borrowings on the maximum US$1,000,000 (2005 — US$500,000) line of credit had a total balance of $220,627 (2005 — $483,119), of which $125,419 was incurred by the Company and $95,208 by Industrial Minerals Corporation. The facility bears interest at a rate of 8%, and is secured by the Company’s shares in Dynamex Corporation. The loan is due on December 31, 2007. Current year’s interest expense on this loan was $26,738 (2005 — $14,511; 2004 — $11,693). The loan facility is provided by a related company. One of the related company’s directors was an officer of the Company in fiscal 2006. As at December 29, 2006, the individual is no longer a director of the Company.

(b)	The bank loan of $22,850 was for the purchase of motor vehicles by Oregon Resources Corporation.
6. Capital Stock
Par Value
The par value of common shares is US$0.001.
Issuance of Shares
On June 8, 2006, 1,500,000 common shares were issued in connection to Mr. Philip Garratt’s exercise of 1,500,000 options at a price of US$0.19, raising $314,144 (US$285,000). The options were issued on June 25, 2004, in conjunction with his appointment as Chief Executive of the Company, and were exerciseable within two years of the date of grant.
On June 19, 2006, 1,808,272 common shares were issued in settlement of a loan payable balance to Epson Investment Services in the amount of $705,440 (US$632,895).

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
6. Capital Stock (Continued)
Stock Options
The Company has granted stock options to directors, officers and employees as follows:

	No. of options	Exercise price	Expiry date

Opening balance – January 1, 2004	0
Options granted	900,000	0.17	August 31, 2008
Options granted	150,000	0.18	August 2, 2009
Options granted	1,500,000	0.19	June 24, 2006

Closing balance – December 31, 2004	2,550,000

Options granted	250,000	0.30	June 6, 2010
Options granted	100,000	0.30	June 6, 2007

Closing balance – December 31, 2005	2,900,000

Options granted	2,500,000	0.35	June 7, 2011
Options granted	150,000	0.55	December 28, 2011
Options exercised (i)	(1,500,000)	0.19

Closing balance – December 31, 2006	4,050,000

On June 25, 2004, Mr. Philip Garratt, in conjunction with his appointment as Chief Executive of the Company, was awarded 1,500,000 options exercisable at a price of US$0.19, within two years of the date of the grant. These options were subsequently exercised on June 25, 2006, raising $314,144 (US$285,000) for the Company (i).
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
On June 8, 2006, Phillip Garratt, was awarded 2,500,000 options exercisable at a price of US$0.35 with an expiry to June 7, 2011.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
6. Capital Stock (Continued)
On December 29, 2006 Isaac Moss was awarded a further 150,000 options exercisable at a price of US$0.55 with an expiry to December 28, 2011.
Stock-Based Compensation

For the newly granted options, being 2,500,000 to Philip Garratt and 150,000 to Isaac Moss during the financial period, compensation expense is based on the fair value of the options at the grant date. All options granted vest immediately.
The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model in 2006 and 2005 with the following ranges of assumptions on the date of grant:

	2006	2005
Risk-free interest rate	3.97%	3.02%
Expected dividend yield	—	—
Expected stock price volatility	118-137%	112%
Expected option life in years	5	4.14
Current year stock-based compensation amounted to $1,428,085 (2005 — $83,637), which was included in the contributed surplus account.
During the year-ended December 31, 2006, $464,100 of the above noted stock-based compensation expense relates to the Company’s subsidiary, Industrial Minerals Corporation granting 7,250,000 options to executive directors under an employee share and option plan adopted by Industrial Minerals Corporation.
The stock option benefit recorded in 2005 related to 250,000 options granted to Ms. Cheryl Wilson. The stock option benefit also related to 100,000 options granted to Martin Wood Associates Inc. amounting to $14,946.
The stock option benefit recorded in 2004 related to 1,500,000 options granted to Philip Garratt and 150,000 options granted to Michael Brickell.
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

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
6. Capital Stock (Continued)
Warrants
The following are details of changes in warrants:

	No. of warrants	Exercise price		Expiry date

Opening balance – January 1, 2005	—
Warrants issued	2,400,000	US$	0.30	February 28, 2007

Closing balance – December 31, 2005	2,400,000
Warrants issued	—
Warrants exercised	—

Closing balance – December 31, 2006	2,400,000
Subsequent to year end all 2,400,000 warrants were exercised on February 28, 2007, raising $720,000 for the Company as outlined in Note 13.
7. Income Taxes
The Company and its subsidiaries have combined non-capital losses for tax purposes of approximately $4,423,000 in the listed jurisdictions, which may be carried forward and expire as follows:

	USA	Canada

2013	$1,084,000	$—
2014	1,085,000	13,000
2015	1,015,000	256,000
2016	69,000	—
2020	50,000	—
2021	84,000	—
2022	92,000	—
2023	53,000	—
2024	163,000	—
2025	459,000	—

Total non-capital losses	$4,154,000	$269,000

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
7. Income Taxes — (Continued)
The components of the consolidated entity’s future income tax assets are as follows:

	December 31,	December 31,
	2006	2005
Future income tax assets:
Non-capital loss carryforwards	$1,166,000	$1,508,000
Other	410,000	—

Future income tax liability offset against assets	(155,000)	—

Less: Valuation allowance	(1,420,000)	(1,508,000)

Net future tax assets	1,000	—

Future income tax liability not offset against assets	(136,000)	—

Net future income tax assets	$137,000	$—

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax (expense) benefit is as follows:

2006
Income tax (expense)at statutory rates	$—
Tax rate differences	(316,000)
Unrecognized benefit of losses	506,000
Other change in valuation allowance	(58,000)
Income tax (expense) reported	$132,000

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
8. Related Party Transactions
Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:
•	During the year, salaries and benefits of $107,181 (2005 - $93,840; 2004 — $93,579) were paid to a director of the Company, which were recorded as part of exploration costs.

•	During the year, office rent expenses of $10,878 (2005 — $14,056; 2004 — $15,618) were paid to a director of the Company.

•	During the year, management fees of $91,408 (2005 — $117,937; 2004 — $93,214) were paid to the CEO of the Company.

•	Accounts payable included $3,196 (2005 — $1,243; 2004 — $nil) due to the president and director of the Company for expenses incurred on behalf of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

•	Accounts payable included $169,341 (2005 — $37,384; 2004 - $64,869) due to the CEO and director of the Company for expenses incurred on behalf of the Company. This amount was incurred in the ordinary course of business, is non-interest bearing, unsecured and due on demand.

•	A management fee of $34,918 was outstanding by the company’s subsidiary Oregon Resources Corporation.

•	As at December 31, 2005, management fees of $120,000 were owing to two major shareholders of CWE, one of which is a director and officer of CWE.
9. Investment in Cadillac Mining Corporation
As at December 31, 2006, the Company owned 6,810,290 common shares of CMC. As at December 31, 2005, the Company owned 7,350,000 common shares of CWE.
CWE was incorporated under the Business Corporations Act (British Columbia) on June 8, 2004. CWE’s main business is acquiring and exploring mineral properties principally located in the Province of Quebec, Canada, with the objective of identifying mineralized deposits economically worthy of development, mining or sale.
By agreement dated June 30, 2004, and amended on June 8, 2005, the Company entered into an agreement with CWE allowing the Company to fund exploration activities of CWE. In return, the Company had an option to convert its advances to CWE into CWE shares. During 2004, the Company advanced $420,497 to CWE. On June 8, 2005 and October 31, 2005, the Company acquired a 59.51% interest in CWE by converting $700,000 and $70,000 of advances receivables into 7,000,000 and 350,000 shares of CWE, respectively. The Company also received 1,400,000 of CWE share purchase warrants that can be exercised at $0.25 per share on or before November 30, 2008. The acquisition was a related party transaction, as on the date of the acquisition there was a director and officer in common. There was minimal activity in CWE between June 8, 2005 and October 31, 2005; therefore the two-step acquisition was accounted for as one, effective June 8, 2005.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
9. Investment in Cadillac Mining Corporation (Continued)
A summary of the identifiable assets and liabilities of CWE on June 8, 2005 and purchase price are as follows:

Cash and cash equivalents		$24,619
Computer equipment		1,835
Mineral property costs		681,955
Accounts payable		(13,376)
Accrued liabilities		(28,189)
Due to related parties		(87,500)
Due to Resource Finance & Investment Ltd.		(8,756)

		570,588
Percentage of interest acquired	x	59.5142%

Fair value acquired		339,581

Consideration given up		770,000

Mineral property costs		$430,419

The purchase method of accounting was used and the excess purchase price paid over fair value for identifiable net assets ($430,419) was allocated to non-monetary assets of CWE, being mineral property costs.
During the year-ended December 31, 2005, CWE completed a private placement comprising of 600,000 special warrants which were issued at $0.20 per special warrant for total proceeds of $120,000. Each warrant converts to one share at the earliest of twelve months from the date of issuance or the fifth business day after a final receipt is issued by applicable securities regulations in respect of a prospectus qualifying the conversion. None of the special warrants have been converted to shares as of December 31, 2005. For the purposes of the year-ended December 31, 2005 financial statements, it was considered that the $120,000 of outstanding special warrants are converted to CWE’s common shares as of December 31, 2005. As a result of this, the interest of RFI in CWE as at December 31, 2005 was reduced from 59.514% to 56.76% and the non-controlling interest in CWE increased from 40.485% to 43.24%. $53,750 of the $120,000 has been recognized as a gain by the Company, which is reflected in the consolidated statement of operations. The remaining amount, being $66,250, was been allocated to the non-controlling interest, as at December 31, 2005.
As at December 31, 2005, the non-controlling interest was initially recorded at the carrying value in the records of the subsidiary. This amount was adjusted by the non-controlling interest’s portion of the income (loss) and certain other adjustments that occur subsequent to the acquisition of control of the subsidiary. Details of non-controlling interest in CWE are as follows:

Total net assets as at the date of acquisition at carrying value	$570,588

Multiplied by the non-controlling interest of 40.4858%	231,007
2005 loss allocated to non-controlling interest	(19,897)
Equity transaction adjustment allocated to non-controlling interest	66,250

For the year- ended December 31, 2005	$277,360

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
9. Investment in Cadillac Mining Corporation (Continued)
During the year-ended December 31, 2006, and prior to the acquisition by Eclips, CWE completed a private placement comprising of 625,000 units consisting of one common share and one common share purchase warrant which were issued at $0.20 per unit. Each warrant entitles the holder to purchase one common share at $0.25 on or before February 28, 2007.
On May 31, 2006, and prior to the Eclips acquisition of CWE, Eclips completed a private placement comprising of 425 A units and 137 B Units at a price of $5,000 per unit. The A units consisted of 2,500 common shares, and 7,500 flow-through shares and 2,500 share purchase warrants. The B units consist of 10,000 common shares and 10,000 share purchase warrants. Each warrant entitles the holder to purchase on common share at a price of $0.55 on or before July 10, 2007 and at a price of $0.75 on or before July 10, 2008. Issuance costs of $437,137 were netted against the proceeds.
On May 31, 2006, Eclips issued 13,975,762 post-consolidated shares in exchange for all the issued shares of CWE pursuant to the terms of the Share Exchange Agreement dated January 31, 2006, and amended on January 31, 2006, Eclips Inc. (“Eclips”), CWE and its principal shareholders, of which, 6,810,290 shares were issued to the Company. On May 31, 2006, Eclips changed its name to Cadillac Mining Corporation (“CMC”).
During the three-months ended August 31, 2006, CMC issued an additional 57 A Units and 58 B Units at a price of $5,000 per unit in respect of a second closing of a brokered private placement of a total of 820,000 common shares at $0.50 per common share at the same terms as in the May 31, 2006 private placement. Issuance costs of $29,126 were netted against the proceeds. Net proceeds were $380,874.
As at May 31, 2006, the Company owns 6,810,290 common shares of CMC. The Company did not participate in any share transactions subsequently, and as a result its ownership interest decreased from 56.76% as at December 31, 2005 to 29.54% as at May 31, 2006, and reduced further to 27.82% as at December 31, 2006. Prior to May 31, 2006, the Company consolidated the accounts of CWE. Effective May 31, 2006, the Company commenced accounting for its investment in CMC on an equity basis.
Following the dilution of RFI’s shareholding interest in CMC, RFI recognized dilution gains and equity loss on investment in RFI since May 31, 2006

	2006	2005	2004
Dilution gains on issuance of shares by CMC	$405,361	$53,750	$—
Equity loss of CMC	(51,860)	—	—

Income from investment in CMC	$353,501	$53,750	$—

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
9. Investment in Cadillac Mining Corporation (Continued)
The carrying value and market value of the CMC shares held by the Company and accounted for using the equity basis, are as follow:

December 31, 2006
Investment in CMC on an equity basis	964,491

Market value of CMC shares	$1,089,646

As at December 31, 2006, CMC’s amounts in RFI’s records were current assets of $1,384,716, mineral properties of $2,417,953, equipment of $3,455, liabilities of $339,226, and shareholders equity of $3,466,898. CMC incurred a loss of $179,216 from May 31, 2006 to December 31, 2006.
10. Investment in Industrial Minerals Corporation
On April 21, 2006, RFI signed an agreement with Industrial Minerals Corporation (“IMC”, formerly Rubirosa Limited (“Rubirosa”) for the sale of 100% of RFI’s interest in Oregon Resource Corporation (“ORC”), a wholly owned subsidiary of RFI which holds interests to the Southern Oregon Mineral Sands Project (the “Project”). There have been no mine development or production activities carried out on the project to date.
As consideration, RFI received from IMC 70,000,000 of common shares (“Ordinary Share”) and 30,000,000 performance shares. Common shares will be escrowed for up to 24 months. The holders of the performance shares:
(I)	do not have the rights to receive dividends or other distributions of capital in IMC;

(II)	do not have the right to receive notices or attend general meetings of IMC; and

(III)	do not have the voting rights in respect of the performance shares;

(IV)	on a creditor’s winding up, have the same entitlements as holders of shares and on other winding up, have no entitlement.
The Performance Shares will convert to IMC common shares upon the following performance hurdle being achieved:
a)	the achievement of Oregon Resource Corporation as recorded in its audited accounts for the 12 calendar months ending February 28, 2009 of net profit after tax (after adjusting for depreciation and other similar non-cash items) of AUD $5,000,000, subject to any extension beyond February 2009 agreed by RFI and IMC or as a result of a force majeure event which delays completion of the acquisition of Oregon Resources Corporation by the Company occurring by September 30, 2006 through no fault of RFI or ORC; or

b)	a third party acquiring sufficient of the shares to acquire a relevant interest in the issued voting shares in IMC of more than 50% and the consideration paid by the third party being more than AUD $0.40 for each share.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
10. Investment in Industrial Minerals Corporation (Continued)
Effective November 6, 2006, on the closing of this share exchange transaction, Rubirosa changed its name to Industrial Minerals Corporation. After completion of the transaction, RFI’s portion of shareholdings is 62.26%. Transaction costs of $998,229 (AUD $1,168,476) have been charged to retained earnings.
Following the dilution of RFI’s shareholding interest from 100% in ORC to 62.26% in IMC, RFI recognized a dilution gain on the share exchange transaction of IMC.

	2006	2005	2004
Dilution gain on share exchange transaction of IMC	$4,995,107	$—	$—
11. Segmented Information
The Company is engaged in the exploration and development of mineral properties. The operations are considered a single operating segment.
Details on a geographic basis as at December 31, 2006 are as follows:

	USA		Canada	Australia		Total

Assets	$		$—		$1,706,419	$1,706,419
Mineral property costs		$1,310,963	$—	$		$1,310,963
Income (loss) for the year		$2,964	$959,741		$1,148,366	$2,111,071
Details on a geographic basis as at December 31, 2005 are as follows:

	USA	Canada	Europe	Total

Assets	$1,534,481	$1,206,362	$1,780	$2,742,623
Mineral property costs	$883,207	$977,659	$—	$1,860,866
Operating loss for the year	$90,887	$132,102	$213,251	$436,240

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
12. Commitments and Contingencies
Mineral Properties
Leased Property in Coos County, Oregon
In the early 1990’s, ORC leased approximately 2,016 acres for the purposes of exploring for mineral sands deposits containing chromite, zircon, ilmenite, rutile, garnet and possibly gold in Coos County, Oregon. The lease covering 320 acres (Yoder-Miller Property), known as the Shepard Deposit was renegotiated in 2003. The lease of the mineral rights on 1,890 acres which is the subject of the Weyerhauser Lease was entered into January 1, 2006. The lease was executed with terms that encourage the early development of the leased properties.
The Yoder-Miller Property
By a lease dated January 9, 2003, ORC leased approximately 320 acres of property located approximately 12 miles southwest of Coos Bay, representing 20% of the proven reserves of the Oregon Mineral Sands Project (“Yoder-Miller Property”). The lease is for an initial term of five years and requires a lease payment of U.S. $6,400 per year. The owners of the Yoder-Miller Property are also entitled to a production royalty of U.S. $0.8751 per ton of ore mined and removed from any portion of the Yoder-Miller Property. The principal mineral deposit identified on the Yoder-Miller Property is known as the Shepard deposit. According to the United States Bureau of Mines, the Shepard deposit contains 257,500 metric tons of heavy mineral sands averaging 17.2% chromite. Also, according to the U.S. Bureau of Mines, the known extensions of the Shepard deposit total over 1.8 million metric tons of heavy mineral sands averaging 8.2% chromite.
Mineral Properties
The Weyerhauser Lease (formerly known as Bohemia/Williamette Industries)
By a mining lease made as of June 12, 1992 (the “Bohemia Lease”) ORC leased approximately 1,891 acres, of property located approximately 10 miles southwest of Coos Bay, Oregon (the “Bohemia Property”) for an initial term of ten years. The lease was allowed to expire in 2000. In 1992 Bohemia Inc. was acquired by Willamette Industries Inc. and in its new corporate status sold the Bohemia Property to Rosboro Lumber Company while retaining all the mineral rights both on and below the surface. Thereafter, Weyerhauser Company acquired Willamette and became the current owner of the mineral rights on the Bohemia Property. In 2006, Weyerhaueser also acquired the surface rights from Rosboro Lumber Company.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
12. Commitments and Contingencies (Continued)
Mineral Properties (Continued)
As of January 2, 2006, a Mineral Sands Lease was entered into between Weyerhaeuser Company and Oregon Resources Corporation and Resource Finance & Investment Ltd.. The Lease was Amended and Restated February 2, 2007, to include provisions relating to the surface estate and to add additional lands, totalling approximately 1,856. The term of the lease is for ten years, ending December 31, 2015; provided that ORC may renew this lease for an additional term of five years if ORC is conducting active mining operations on the leased area at the time of renewal. ORC shall pay Weyerhaeuser advance minimum royalty payments ranging from $10,000 for year one to $100,000 for year 10. ORC shall pay Weyerhaeuser a production royalty of 3.5% of gross sales receipts for all mineral sands and sold f.o.b the plant where final saleable product is produced. In the event that ORC extracts and markets precious metals from the leased area, ORC shall pay Weyerhaeuser a separate production royalty on any precious metals mined and sold in an amount equal to 5% of the selling price received by ORC. In the event that ORC markets tailings from the leased area, ORC shall pay Weyerhaeuser a separate production royalty on any sand tailings sold in an amount equal to 50% of the gross selling price received by ORC f.o.b. the point of sale.
The principal mineral deposits identified on the Weyerhaeuser Property are known as the South Seven Devils Deposit, North Seven Devils Deposit and West Bohemia Deposit. According to the U.S. Bureau of Mines, the two Seven Devils deposits contain approximately 1.2 million metric tons of heavy mineral sands averaging 14.9% chromite. The deposit also contains zircon, garnet, ilmenite, and rutile. A portion of the South Seven Devils Deposit was mined for chromite during World War II.
Mineral Leases held by Dynamex Resources Corporation — The material terms of the mining leases and the principal mineral deposits located on the leased properties are as follows:
Stalion Lease No. 1
By a mining lease made as of July 27, 1992, and renegotiated on Jul 27, 1997 and 2002 DYN leases approximately 90 acres in Crittenden County, Kentucky. The current lease agreement expires on July 27, 2007 and requires annual lease payments of U.S. $540 (paid to date) to keep this lease agreement in good standing. The Stalion Lease No. 1 contains an option to purchase mineral and mining rights for U.S. $55,000.
Millikan Lease
By a mining lease made as of May 26, 1992, and renegotiated on May 26, 1997 and 2002, DYN leases approximately 84 acres in Crittenden County, Kentucky. The current lease agreement expires on May 26, 2007 and requires annual rental payments of U.S. $2,400 (paid to date) to keep the agreement in good standing. The lease contains an option to purchase mineral and mining rights for U.S. $150,000. DYN has outstanding a request for renewal of this lease for a period of five years with an increase in annual rental payments of U.S.£3,000.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
12. Commitments and Contingencies (Continued)
Mineral Properties (Continued)
Stalion Lease No. 2
By a mining lease made as of May 8, 1992 and renegotiated on May 8, 1997 and 2002, DYN leases approximately 52 acres in Crittenden County, Kentucky. The original holders of this lease are now deceased and a new lease was entered into with the beneficiaries. The new lease was for a term of five years expiring on May 8, 2007, with annual rental payments of U.S. $1,800 (paid to date) to keep the agreement in good standing. This lease agreement includes an option to purchase mineral and mining rights for U.S. $60,000. Prior to this lease expiring, DYN exercised their option to purchase the mineral and mining rights, and that purchase closed May 17, 2007. The General Warranty Deed was signed by each of the leaseholders and the executed Deeds have been sent for recording in Crittenden County, Kentucky.
Grimes Lease
By a mining lease made as of May 13, 1992 and renegotiated on May 13, 1997 and August 5, 2002, DYN leases approximately 149 acres in Crittenden County, Kentucky. The current lease agreement expires on August 5, 2007 and requires annual lease payments of U.S. $1,200 (paid to date) to keep the agreement in good standing. The Grimes Lease contains an option to purchase mineral and mining rights for U.S. $100,000. Pursuant to information provided by a consulting geologist, Boyce Moodie, this mining lease will not be renewed at this time but may leased again at a future date.
H. Croft Lease
By a mineral lease with purchase agreement made as of June 22, 1995, DYN leases 95.5 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S. $500, for years 2000 to 2004 the payments are U.S. $1,000, for years 2005 to 2009 the payments are U.S. $1,500, and for years 2010 and subsequent the payments are U.S. $2,500. DYN shall pay a production royalty of 3.5% based on a net smelter return, in addition to annual rental plus compensation for surface use. DYN have an option to purchase the leased property within ninety days of commencing the commercial operations at a purchase price equal to (i) one and a half (1 1/2) times the Fair Market Value (“FMV”) of buildings and raw land; (ii) two (2) times FMV of residence, and (iii) the FMV of growing crops.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
12. Commitments and Contingencies (Continued)
Mineral Properties (Continued)
F. Croft Lease
By a mineral lease agreement made as of August 2, 1995, DYN leases 55.25 acres for a term of 50 years. The following annual lease payments are required to keep the agreement in good standing (paid to date): for years 1995 to 1999 the payments are U.S $550, for years 2000 to 2004 the payments are U.S. $1,100, for years 2005 to 2009 the payments are U.S. $1,650, and for years 2010 and subsequent the annual payments are U.S. $2,750. Furthermore following cessation of the lessor’s right to use all or a portion of the surface of the premises, DYN shall pay, within a reasonable period of time, to the lessor (i) a one time payment of one and a half (1 1/2) times the FMV of such portion of the premises as compensation for his loss of the use of the affected portion of the premises; (ii) one and a half (1 1/2) times the FMV of buildings and structures, except for his personal residence which shall be two (2) times the FMV; and (iii) FMV of timber or growing crops.
All calculations of acreage referred to above have been made by the Company based upon both public and private records made available the Company as well as information provided to the Company by the other parties to the agreements.
K.K. Mining Lease
By a mining lease made as of May 28, 1992, DYN leases approximately 444 acres in Crittenden County, Kentucky for a term of five years with an automatic renewal for five years, for annual rental payments of U.S. $ 1,200 and a 10% gross proceeds royalty. The K.K. Lease contains an option to purchase mineral and mining rights for U.S. $100,000. This lease expired on May 20, 2002 and was renegotiated December 14, 2006. The properties conveyed by the current lease are known as the K.K. Mining Company property comprising 145 acres and 300 acres (more or less), the Central Spar Company property comprising 40 acres (more or less) , and the Pasco Mining Company property comprising two tracts of land totalling 66 acres (more or less). The above described lands comprise 551 acres of mineral rights for an original term of five years. The terms of the lease include royalties amounting to 10 percent of the selling price of all minerals and ores mined and removed from said property. If the 10 percent royalties do not equal the sum of $300 per month, beginning one month after the date of execution of the lease, then DYN agree to pay a minimum royalty of $300 per month. At any time during the life of this lease or extension of same, DYN has the right to purchase the mineral and mining rights for U.S. $300,000.
Remet Properties LLC Lease
The following leases representing approximately 913 acres have expired and are currently being renegotiated:
Holloway/Harris Lease
By a mining lease made as of May 26, 1992 and renegotiated on May 26, 1997 the Company leased approximately 424 acres in Crittenden County, Kentucky. The lease payments were U.S. $3,600 per annum. The lease contained an option to purchase mineral and mining rights for U.S. $150,000. The lease agreement expired on May 26, 2002. Both lessors are now deceased and this lease is currently being renegotiated with the beneficiaries.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
12. Commitments and Contingencies (Continued)
Mineral Properties (Continued)
Moxley Lease
By a mining lease made as of May 20, 1992, DYN leases approximately 45 acres in Crittenden County, Kentucky for a term of ten years for annual rental payments of U.S. $360. The Moxley Lease contained an option to purchase mineral and mining rights for U.S. $15,000. The lessor is deceased. This lease expired on May 20, 2002 and is presently subject to renegotiation with the beneficiary..
13. Subsequent Events
Issuance of Shares
During 2005, the Company completed a private offering of 4,800,000 units at US$0.22 per unit, for total consideration of $1,326,605 (US$1,056,000). Each unit consisted of one common share and one half (1/2) share purchase warrant. Each warrant was eligible for exercise at US$0.30 per share on or before February 28, 2007. On February 28, 2007, all 2,400,000 warrants were subsequently exercised by subscribers to this placement raising US$720,000 for the Company.
On June 7, 2005, Martin Wood Associates, consultants to the company, were offered 100,000 options exercisable at a price of US$0.35. These options were subsequently exercised in June 2007 offsetting an outstanding obligation owed to the consultant for marketing services incurred for the Company.
Dilution of holding in Industrial Minerals Corporation
During May 2007, Industrial Minerals Corporation (“IMC”) closed a share placement to raise A$14,000,000. The share placement results in the issuance of 35 million shares at A$0.40 per share. The funds received from the share placement will be applied towards the capital and costs in bringing the Oregon Heavy Mineral Project into production and for additional working capital. This share placement resulted in RFIs holding in IMC being reduced from 62.26% to 51.1%.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
14. Reconciliation of United States Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with United States Generally Accepted Accounting Principles and the rules and regulations of the Securities Exchange Commission.
Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off. Cadillac Mining Corporation capitalizes the mineral property costs under Canadian GAAP.
Under Canadian GAAP, the Company recognises a dilution gain or loss with a change in the Company’s proportionate share of subsidiary equity or investments subject to significant influence. Under United States GAAP, the realization of a dilution gain or loss is not assured where the subsidiary or investment subject to significant influence is a development stage company. In this situation, the change in the Company’s proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary or investments subject to influence is accounted for as an equity transaction.
The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

				For the period
				from October
	Year	Year	Year	16, 1978
	Ended	Ended	Ended	(Inception) to
	December	December	December	December
	31	31	31	31
	2006	2005	2004	2006

Income (loss) for the period as reported under Canadian GAAP	$2,111,071	$(436,240)	$(551,939)	$(9,452,232)
Equity loss of investment in Cadillac Mining Corporation	(294,742)	—	—	(294,742)
Dilution Gain/Loss on Industrial Minerals Corporation	(4,995,107)	—	—	(4,995,107)

Dilution Gain/Loss on Cadillac Mining Corporation	(405,361)	—	—	(405,361)

Non-controlling interest	(30,249)	—	—	(37,905)
Write-off of mineral property costs	(590,901)	(1,368,419)	(247,040)	(2,412,432)

Loss for the year and comprehensive income in accordance with United States GAAP	$(4,205,289)	$(1,804,659)	$(798,979)	$(17,597,779)

Loss per share for the year in accordance with United States GAAP – basic and diluted	$(0.12)	$(0.06)	$(0.03)

Under United States GAAP, basic and diluted loss per share are the same as under United Statement GAAP, the Company is in a loss position, and any resultant common share issuances will be antidilutive.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
14. Reconciliation of United States Generally Accepted Accounting Principles - Continued
The impact of the above differences between Canadian and United States GAAP on the balance sheet as reported, is as follows:

	December 31, 2006
	Canadian	Mineral	Dilution	Deferred	United States
	GAAP	property costs	gain/(loss)	tax	GAAP

Mineral property costs	$1,310,963	$(1,310,963)	$—	$—	$—

Investment in Cadillac Mining Corporation	964,491	(248,688)	540,916	—	1,256,719
Total assets	11,305,370	(1,559,651)	540,916		10,286,635

Non-controlling interest	3,347,276	30,249	(342,180)	—	3,035,345
Deferred income tax liabilities	132,252	—	—	132,252	—
Contributed surplus	15,439,617	—	6,283,564	—	21,723,181
Deficit accumulated during the exploration stage	$(9,452,232)	$(1,589,900)	$(5,400,468)	$132,252	$(16,310,348)

		December 31, 2005
	Canadian	Mineral property	United States
	GAAP	costs	GAAP

Mineral property costs	$1,860,866	$(1,860,866)	$—

Deficit accumulated during the exploration stage	$(11,563,303)	$(1,860,866)	$(13,424,169)

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
14. Reconciliation of Generally Accepted Accounting Principles - Continued
The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

				For the Period
				From October
				16, 1978
	Year Ended	Year Ended	Year Ended	(Inception) to
	December 31	December 31	December 31	December 31,
	2006	2005	2004	2005

Cash flows from operating activities
As reported under Canadian GAAP	$1,399,927	$(536,963)	$(285,102)	$(4,429,513)
Mineral property costs	(852,367)	(153,918)	(253,321)	(6,116,725)

Per United States GAAP	$(4,630,706)	$(690,881)	$(538,423)	$(10,546,238)

Cash flows from investing activities
As reported	$(2,357,989)	$(1,124,590)	$(673,818)	$(8,379,933)
Mineral property costs	551,566	153,918	253,321	6,116,725

Per United States GAAP	$(1,806,423)	$(970,672)	$(420,497)	$(2,263,208)

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning on or after December 15, 2006. The Company will adopt for fiscal years beginning on after December 15, 2006.

FIN 48 clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The Company has not yet determined the impact of adopting FIN 48.
On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006.

Resource Finance & Investment Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006 and 2005
14. Reconciliation of Generally Accepted Accounting Principles - Continued
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning on or after November 15, 2007. The Company is currently assessing the impact of adoption on its consolidated financial statements.
Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159”), was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently reviewing the impact of this statement.

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Continuance Resource Finance & Investment Ltd*

1.2	Articles of Resource Finance & Investment Ltd. *

4.1	Credit Facility Agreement between Epsom Investments Services N.V. and Resource Finance & Investment Ltd. dated October 30, 1998*

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated December 12, 2002*

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 16, 2004 *

4.4	Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 3, 2004*

4.5	Service Agreement between Philip Garratt and Resource Finance & Investment Ltd. dated June 28, 2004*

4.6	Cadillac West Agreement Extension among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated February 7, 2005*

4.7	Letter of Intent between Eclips Inc. and Resource Finance & Investment Ltd. dated November 28, 2005*

4.8	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated April 4, 2005*

4.9	Asset Purchase Agreement between Oregon Resources Corporation and Mineral Recovery Systems, Inc. dated May 19, 2005*

4.10	Cadillac West Project Agreement among Andre Audet, Victor Erickson and Resource Finance & Investment Ltd. dated June 8, 2005*

4.11	Letter of Renewal of Service Agreement with Philip Garratt dated June 28, 2005*

4.12	Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated January 31, 2006*

4.13	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Resource Finance & Investment Ltd. dated February 22, 2006*

4.14	Amendment to Share Exchange Agreement between Resource Finance & Investment Ltd., Victor Erickson, Andre Audet and Cadillac West Enterprises Inc. dated April 20, 2006*

4.15	Agreement between Rubirosa Limited and Resource Finance & Investment Ltd. dated April 11, 2006*

4.16	Loan Agreement between Rubirosa Limited and Oregon Resources Corporation Inc. dated May 12, 2006*

4.17	Guarantee by Resource Finance & Investment Ltd. dated May 12, 2006*

4.18	Letter of Agreement between Resource Finance & Investment Ltd. And Boyce Moodie III dated November 3, 2006.

11.1	Code of Business and Ethics*

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1	Certificate under Section 906

*	Previously Filed.